Form 20-F
period 2000-12-31
ABN AMRO BANK NV; ABN AMRO HOLDING N V
filed 2001-05-09
CIK 897878, 1038727

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                ----------------

                                   FORM 20-F

(MARK ONE)

/ /       REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                                     OR
/X/         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                     OR
/ /       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                    COMMISSION FILE NUMBERS 1-14624, 5-52647
                            ------------------------

                             ABN AMRO HOLDING N.V.
                               ABN AMRO BANK N.V.

           (EXACT NAME OF REGISTRANTS AS SPECIFIED IN THEIR CHARTERS)

                                THE NETHERLANDS

                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                    GUSTAV MAHLERLAAN 10, 1082 PP AMSTERDAM
                                THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

    Securities registered pursuant to Section 12(b) of the Act.

TITLE OF EACH CLASS                            NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                            -----------------------------------------
Ordinary Shares(1)...........................  New York Stock Exchange(1)
American Depositary Shares, each representing  New York Stock Exchange one Ordinary Share.........................

------------------------

(1) Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

    Securities registered pursuant to Section 12(g) of the Act.

                                        None

    Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                                        None

    Indicate the number of outstanding shares of ABN AMRO Holding N.V.'s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares (NLG 1.25)..................................  1,502,301,875
Non-cumulative Preference Shares (NLG 5.00).................    362,503,010
Convertible Preference Shares (NLG 5.00)....................        794,984
Priority Share (NLG 5.00)...................................              1

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.

    Yes /X/       No / /

    Indicate by check mark which financial statement item the registrant has elected to follow.

    Item 17 / /       Item 18 /X/

    The information contained in this report is incorporated by reference into Registration Statement No. 333-49198.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Certain Definitions.........................................    ii
Enforcement of Civil Liabilities............................    ii
Presentation of Information.................................    ii
Cautionary Statement on Forward-Looking Statements..........   iii
Exchange Rates..............................................   iii
Item 1. Identity Of Directors, Senior Management And
  Advisors..................................................     1
Item 2. Offer Statistics And Expected Timetable.............     1
Item 3. Key Information.....................................     1
Item 4. Information On The Company..........................     6
Item 5. Operating And Financial Review And Prospects........    31
Item 6. Directors, Senior Management And Employees..........    79
Item 7. Major Shareholders And Related Party Transactions...    86
Item 8. Financial Information...............................    88
Item 9. The Offer And Listing...............................    88
Item 10. Additional Information.............................    88
Item 11. Quantitative And Qualitative Disclosures About
  Market Risk...............................................   100
Item 12. Description Of Securities Other Than Equity
  Securities................................................   100
Item 13. Defaults, Dividends Arrearages And Delinquencies...   100
Item 14. Material Modifications To The Rights Of Security
  Holders And Use Of Proceeds...............................   100
Item 15. [Reserved].........................................   101
Item 16. [Reserved].........................................   101
Item 17. Financial Statements...............................   101
Item 18. Financial Statements...............................   101
Item 19. Financial Statements And Exhibits..................   101

CERTAIN DEFINITIONS

    As used herein, "Holding" means ABN AMRO Holding N.V. The terms "ABN AMRO," "us," "we" and "our company" refer to Holding and its subsidiaries. The "Bank" means ABN AMRO Bank N.V. and its subsidiaries.

    As used herein, "EUR" refers to euros, "NLG" refers to Dutch guilders and "USD" or "$" refers to U.S. dollars.

ENFORCEMENT OF CIVIL LIABILITIES

    Holding is organized under the laws of The Netherlands and the members of its Supervisory Board, with one exception, and its Managing Board are residents of The Netherlands or other countries outside the United States. Although some of our affiliates have substantial assets in the United States, substantially all of Holding's assets and the assets of the members of the Supervisory Board and the Managing Board are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Holding or these persons or to enforce against Holding or these persons in United States courts judgments of United States courts predicated upon the civil liability provisions of United States securities laws. Holding has been advised by legal counsel in The Netherlands that the United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable in The Netherlands. However, if the party in whose favor such the judgment is rendered brings a new suit in a competent court in The Netherlands, that party may submit to a Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings compatible with Dutch concepts of due process, to the extent that the Dutch court is of the opinion that reasonableness and fairness so require, the Dutch court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without relitigation on the merits, unless the consequences of the recognition of such judgment contravene public policy in The Netherlands.

PRESENTATION OF INFORMATION

    Holding was incorporated under Dutch law on May 30, 1990. Holding owns all of the shares of the Bank, and itself has no material operations. Our consolidated financial statements of ABN AMRO include the consolidated financial statements of the Bank, which itself had total assets of EUR 543.2 billion as of December 31, 2000.

    As of that date and for the year then ended, the Bank accounted for approximately 100% of our consolidated assets, consolidated total revenue and consolidated net profit.

    Unless otherwise indicated, the financial information contained in this Annual Report on Form 20-F has been prepared in accordance with Dutch generally accepted accounting principles, or Dutch GAAP, which, as disclosed in note 44 to the Consolidated Financial Statements, vary in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP.

    Unless otherwise indicated, references to loans include advances, finance leases and operating leases for the Netherlands Division are based on monthly compilations of statistics by De Nederlandsche Bank N.V., the Dutch Central Bank. Additionally, geographic analyses of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made.

    All annual averages in this Report are based on month-end figures. Management does not believe that these month-end averages present trends materially different than those that would be presented by daily averages.

    All Ordinary Share and per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares effected on May 12, 1997. Unless otherwise indicated, all amounts from prior years shown herein have been restated in euros.

    The financial information for periods prior to January 1, 1999 has been converted from Dutch guilders to euros using the Dutch guilder to euro fixed conversion rate determined as of December 31, 1998 by the participating countries of the European Monetary Union of 1 EUR=2.20371 NLG.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

    Some of the statements contained in this Report that are not historical facts, including, statements made in the sections entitled Item 3--"Key Information," Item 4--"Information on the Company" and Item 5--"Operating and Financial Review and Prospects," are statements of future expectations and other forward-looking statements under Section 21E of the Securities Exchange Act, that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the statements. Actual results, performance or events may differ materially from those in the statements due to, without limitation, (i) general economic conditions, (ii) performance of financial markets, (iii) interest rate levels,
(iv) currency exchange rates, including the euro- or Dutch guilder-U.S. dollar exchange rate, (v) changes in laws and regulations, (vi) changes in the policies of central banks and/or foreign governments, and (vii) competitive factors, in each case on a global, regional and/or national basis. See Item 5--"Operating and Financial Review and Prospects."

EXCHANGE RATES

    The following table shows, for the years indicated, certain information regarding the Noon Buying Rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in euros per U.S. dollar. For the years 1996 through 1998, the USD/EUR rate was derived by dividing the USD/NLG rate in those years by the Dutch guilder to euro fixed conversion rate of 2.20371.

                         PERIOD     AVERAGE
YEAR                     END(1)    RATE(1)(2)     HIGH       LOW
----                    --------   ----------   --------   --------
1996........              0.79        0.77        0.80       0.73
1997........              0.92        0.89        0.96       0.79
1998........              0.85        0.90        0.95       0.82
1999........              0.99        0.93        0.99       0.86
2000........              1.06        1.09        1.20       0.97

------------------------

(1) In some cases, the Noon Buying Rate differed from the rates used in preparation of our Consolidated Financial Statements. See "Currency Translation" under "Accounting Policies" in the Consolidated Financial Statements.

(2) The average rate for each period is the average of the Noon Buying Rates on the last day of each month during the period.

    A significant portion of our assets and liabilities are denominated in currencies other than the euro. Accordingly, fluctuations in the value of the euro relative to other currencies can have an effect on our financial performance. See Item 5--"Operating and Financial Review and Prospects." In addition, changes in the exchange rate between the euro and the U.S. dollar are reflected in the U.S. dollar equivalent to the price of the Ordinary Shares on the Euronext Amsterdam and, as a result, affect the market price of Holding's American Depositary Shares, or ADSs, in the United States. Cash dividends are paid by Holding in respect of the Ordinary Shares in euros, and exchange rate fluctuations will affect the U.S. dollar amounts of the cash dividends received by holders of ADSs on conversion by Morgan Guaranty Trust Company of New York, the Depositary for the ADSs.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

    Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

    The selected financial data set forth below have been derived from our audited consolidated financial statements. Our consolidated financial statements for each of the five years ended December 31, 2000 have been audited by Ernst & Young Accountants, independent auditors. The selected financial data should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for 1998, 1999 and 2000 included elsewhere in this Report.

    Our financial statements have been prepared in accordance with Dutch GAAP, which varies in certain significant respects from U.S. GAAP. For a discussion of the differences and a reconciliation of certain Dutch GAAP amounts to U.S. GAAP, see note 44 to the Consolidated Financial Statements. For selected financial data in accordance with U.S. GAAP, see page 5.

SELECTED CONSOLIDATED INCOME STATEMENT DATA

                                     2000*       2000      2000*       2000       1999       1998       1997       1996
                                    --------   --------   --------   --------   --------   --------   --------   --------
                                      (IN MILLIONS OF               (IN MILLIONS OF EUR EXCEPT PER SHARE DATA)
                                          USD)(1)
Net interest revenue..............    8,657      8,657      9,404      9,404      8,687      7,198      6,294      5,230
Net commissions...................    5,413      5,413      5,880      5,880      4,455      3,388      2,846      2,249
Results from financial
  transactions....................    1,444      1,444      1,569      1,569      1,374      1,153      1,105        854
Other revenue.....................    1,488      1,488      1,616      1,616      1,011        799        540        330
                                    -------    -------    -------    -------    -------    -------    -------    -------
Total revenue.....................   17,002     17,002     18,469     18,469     15,527     12,538     10,785      8,663

Operating expenses................   12,154     12,154     13,202     13,202     10,609      8,704      7,450      5,867
Provision for loan losses.........      568        568        617        617        653        941        547        569
(Release from)/Addition to Fund
  for general banking risks.......      (29)       (29)       (32)       (32)       (20)      (101)       179         66
Operating profit before taxes.....    4,350      4,350      4,725      4,725      4,250      2,897      2,626      2,175
Net profit........................    2,851      2,300      3,097      2,498      2,570      1,828      1,748      1,499
Net profit attributable to
  Ordinary Shares.................    2,778      2,227      3,018      2,419      2,490      1,747      1,666      1,414
Dividends on Ordinary Shares......    1,238      1,238      1,345      1,345      1,170        825        762        648

PER SHARE FINANCIAL DATA


Average number of Ordinary Shares
  outstanding (in millions)(2)....  1,482.6    1,482.6    1,482.6    1,482.6    1,451.6    1,422.1    1,388.7    1,346.3
Net profit per Ordinary Share (in
  EUR) (2)(3).....................                           2.04       1.63       1.72       1.23       1.20       1.05
Fully diluted net profit per
  Ordinary Share (in EUR)
  (2)(3)..........................                           2.02       1.62       1.71       1.22       1.19       1.03
Dividend per Ordinary Share (in
  EUR) (2)(3).....................                           0.90       0.90       0.80       0.58       0.54       0.48
Net profit per ADS (in USD)
  (2)(3)(4).......................                           1.88       1.50       1.82       1.37       1.35       1.37
Dividend per ADS (in USD)
  (2)(3)(5).......................                           0.78       0.78       0.79       0.67       0.58       0.58

------------------------

*   Excluding one-time restructuring charge.

(1) Euro amounts have been translated into U.S. dollars at the rate equal to the average of the month-end rates for 2000.

(2) All Ordinary Share and per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares on May 12, 1997.

(3) Adjusted for increases in share capital, as applicable.

(4) This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(5) This item has been translated into U.S. dollars at the applicable rate on the date of payment, other than for the 2000 final dividend, which has been translated into U.S. dollars at the March 31, 2001 exchange rate.

SELECTED CONSOLIDATED BALANCE SHEET DATA

                                                 2000*          2000       1999       1998       1997       1996
                                                 -----        --------   --------   --------   --------   --------
                                            (IN MILLIONS OF        (IN MILLIONS OF EUR EXCEPT PER SHARE DATA)
                                                USD)(1)
ASSETS
Banks.....................................       45,158        48,581     47,201     60,894     63,613     54,580
Loans.....................................      296,774       319,266    259,723    220,512    201,106    150,474
Interest-bearing securities...............      100,441       108,053     92,583    106,067     75,007     46,020

Total assets..............................      504,902       543,169    457,884    432,083    379,560    271,938

LIABILITIES
Banks.....................................       94,359       101,510     80,990    104,898     94,598     71,510
Total customer accounts...................      259,855       279,549    229,992    205,554    180,012    125,569
Debt securities...........................       56,036        60,283     54,228     37,947     41,110     33,767
CAPITALIZATION
Fund for general banking risks............        1,226         1,319      1,232      1,140      1,127        907
Shareholders' equity......................       11,641        12,523     11,987     10,723     11,728     11,334
Minority interests........................        4,915         5,287      4,945      3,530      2,054        955
Subordinated debt.........................       12,460        13,405     10,717      8,980      9,121      6,947
                                                -------       -------    -------    -------    -------    -------
Group capital.............................       30,242        32,534     28,881     24,373     24,030     20,143
PER SHARE FINANCIAL DATA
Ordinary shares outstanding (in
  millions)(2)............................                    1,500.4    1,465.5    1,438.1    1,405.6    1,364.5
Shareholders' equity per Ordinary Share
  (in EUR)(2).............................                       7.78       7.59       6.85       7.71       7.62
Shareholders' equity per ADS (in
  USD)(2)(3)..............................                       7.23       7.63       8.01       8.42       9.71

------------------------

*   Excluding one-time restructuring charge.

(1) Euro amounts have been translated into U.S. dollars at an exchange rate of 1 USD = EUR 1.07579, the exchange rate on December 31, 2000.

(2) All Ordinary Share and per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares on May 12, 1997.

(3) This item has been translated into U.S. dollars at the applicable year-end rate.

SELECTED RATIOS

                                                             2000       1999       1998       1997       1996
                                                           --------   --------   --------   --------   --------
                                                                             (IN PERCENTAGES)
PROFITABILITY RATIOS
Net interest margin(1)...................................     1.7        2.1        1.7        1.9        2.0
Non-interest revenue to total revenue....................    49.1       44.1       42.6       41.6       39.6
Efficiency ratio(2)......................................    71.5       68.3       69.4       69.1       67.7
Return on average total assets(3)........................    0.42       0.56       0.41       0.49       0.52
Return on average Ordinary Shareholders' equity(4).......    26.5       23.7       16.9       15.7       16.4

CAPITAL RATIOS
Average shareholders' equity on average total assets.....    2.08       2.43       2.71       3.21       3.39
Dividend payout ratio(5).................................    55.2       46.5       46.9       45.5       45.4
Tier 1 capital ratio(6)..................................    7.20       7.20       6.94       6.96       7.21
Total capital ratio(6)...................................   10.39      10.86      10.48      10.65      10.89

CREDIT QUALITY RATIOS
Specific provision for loan losses (net) to private
  sector loans (gross)(7)(8)(9)..........................    0.33       0.32       0.35       0.36       0.46
Nonperforming loans to private sector loans
  (gross)(8)(10).........................................    2.05       2.26       2.39       1.59       1.87
Specific allowance for loan losses to private sector
  loans (gross)(8)(11)...................................    1.68       2.11       2.25       1.74       1.75
Specific allowance for loan losses to nonperforming loans
  (gross)(8)(11).........................................    81.9       93.0       93.9      109.4       93.5
Write-offs to private sector loans (gross)(8)............    0.63       0.36       0.29       0.28       0.55

------------------------

(1) Net interest revenue as a percentage of average interest-earning assets.

(2) Operating expenses as a percentage of net interest revenue and total non-interest revenue.

(3) Net profit as a percentage of average total assets. Excludes a one-time restructuring charge for 2000.

(4) Net profit attributable to ordinary shares as a percentage of average ordinary shareholders' equity. Excludes a one-time restructuring charge for 2000.

(5) Dividend per ordinary share as a percentage of net profit per ordinary share. Includes a one-time restructuring charge for 2000.

(6) Tier 1 capital and total capital as a percentage of risk-weighted assets under BIS guidelines. See Item 5--"Operating and Financial Review and Prospects."

(7) Excludes specific provision for country risk.

(8) Excludes professional securities transactions.

(9) Excludes additions to and releases from the Fund for general banking risks.

(10) Nonperforming loans are non-accrual loans and nonperforming loans for which interest has been suspended. See Item 5--"Operating and Financial Review and Prospects."

(11) Excludes the amount of the fund for general banking risks.

APPROXIMATE AMOUNTS IN ACCORDANCE WITH U.S. GAAP

                                                                 2000           2000         1999
                                                             ------------   ------------   --------
                                                             (IN MILLIONS     (IN MILLIONS OF EUR
                                                                OF USD        EXCEPT SHARE DATA)
                                                             EXCEPT SHARE
                                                               DATA)(1)
Net interest revenue.......................................        7,888           8,568     7,716
Other revenue..............................................        8,709           9,460     6,773
Total revenue..............................................       16,579          18,028    14,489
Pre-tax profit.............................................        3,908           4,245     3,534
Net profit.................................................        2,366           2,570     1,951
Shareholders' equity.......................................       18,797          20,222    17,514
Minority interests.........................................        4,915           5,287     4,945

Total assets...............................................      516,955         556,135   470,670

Basic earnings per ordinary share..........................         1.55            1.68      1.29
Diluted earnings per ordinary share........................         1.54            1.67      1.28
Basic earnings per ADS (in USD)(2).........................                         1.55      1.37
Shareholders' equity per ordinary share....................        12.01           12.92     11.36
Shareholders' equity per ADS (in USD)(3)...................                        12.01     11.42

------------------------

(1) Euro amounts for income statement items have been translated into U.S. dollars at the rate equal to the average of the month-end rates for 2000 and for balance sheet items at an exchange rate of $1.00 = EUR 1.07579, the exchange rate on December 31, 2000.

(2) This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(3) This item has been translated into U.S. dollars at the applicable year-end rate.

SELECTED RATIOS IN ACCORDANCE WITH U.S. GAAP

                                                                2000       1999
                                                              --------   --------
                                                               (IN PERCENTAGES)
PROFITABILITY RATIOS
Net interest margin.........................................     1.7        2.0
Non-interest revenue to total revenue.......................    52.5       46.7
Efficiency ratio (excluding goodwill amortization)..........    74.1       70.2
Return on average total assets..............................    0.42       0.43
Return on average ordinary shareholders' equity.............    13.6       11.3

CREDIT QUALITY RATIOS
Provision for loan losses (net) to private sector loans
  (gross)(1)................................................    0.31       0.31
Nonperforming loans to private sector loans (gross).........    2.09       2.26
Allowances for loan losses to private sector loans
  (gross)(2)................................................    2.54       3.00
Allowances for loan losses to nonperforming loans(2)........   121.5      132.6
Write-offs to private sector loans (gross)..................    0.64       0.36

------------------------

(1) Includes additions to/releases from the fund for general banking risks. See note 44 to the Consolidated Financial Statements.

(2) Includes the amount of the fund for general banking risks. See note 44 to the Consolidated Financial Statements.

B. CAPITALIZATION AND INDEBTEDNESS

    Not Applicable.

C. REASON FOR THE OFFER AND USE OF PROCEEDS

    Not Applicable.

D. RISK FACTORS

    See Item 5--"Operating and Financial Review and Prospects" and Item 11--"Qualitative and Quantitative Disclosures About Market Risk."

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

    See Item 4.B.--"Business Overview."

B. BUSINESS OVERVIEW

    OVERVIEW

    We are a universal banking group offering a wide range of commercial and investment banking products and services on a global basis through our network of approximately 3,600 offices and branches in 74 countries and territories. We are one of the largest banking groups in the world, with total consolidated assets of EUR 543.2 billion at December 31, 2000. In addition to being the largest banking group based in The Netherlands, we also have a substantial presence in the United States, as one of the largest foreign banking groups based on total assets held in the country. We also have a significant presence in Brazil, which together with The Netherlands and the Midwestern United States, is one of the Bank's three "home" markets.

    The Bank is the result of a merger, effective September 22, 1991, between Algemene Bank Nederland N.V. and Amsterdam-Rotterdam Bank N.V. Prior to the merger, these banks were, respectively, the largest and second-largest banks in The Netherlands. The Bank traces its origin to the formation of the "Nederlandsche Handel-Maatschappij, N.V." in 1825 pursuant to a Dutch Royal Decree of 1824. Our address in The Netherlands is Gustav Mahlerlaan 10, 1182 PP Amsterdam. Our mailing address in The Netherlands is Post Office Box 283, 1000 EA Amsterdam. Our telephone number is (31-20) 628 3842.

ANNOUNCEMENT OF NEW STRATEGY

    Our strategy was revised during 2000. Our new strategy focuses on total return to our shareholders relative to our peer group. Total return to shareholders has two components: share price appreciation and increased dividend yield.

    We refer to our revised strategy as "Managing for Value." Under this strategy, we intend to allocate capital and human resources to the businesses that we believe will provide the highest returns. As a result, we intend to strengthen our presence in certain key markets, withdraw from some countries and discontinue lower priority (predominantly retail) operations in a number of others, with the intention of creating a more profitable and effective global network.

    In furtherance of our new strategy, during January 2001, we organized our operating divisions into three new Strategic Business Units, or SBUs: Wholesale Clients; Consumer & Commercial Clients; and Private Clients & Asset Management. Each SBU operates globally, rather than in a specific geographic area, and is largely autonomous. We believe that this reorganization will better focus our activities, continue to improve our service to clients; increase transparency and accountability for value creation, allow managers to concentrate on activities that they know best, and provide a more challenging and rewarding work environment for our employees.

SELECTED RECENT ACQUISITIONS AND DISPOSITIONS

    During 2000 and early 2001, we engaged in a number of acquisitions and dispositions in furtherance of our strategy. In Europe, during 2000, we acquired 49.9% of Bouwfonds, the Dutch mortgage and real estate company, for a purchase price of EUR 1.21 billion. The financial results of Bouwfonds are included in our consolidated financials from January 1, 2000. The selling shareholders of Bouwfonds will receive payment for their remaining shares when these shares are transferred to us in 2003 and 2004. We also acquired the Dial Group, from Barclay's PLC for EUR 451 million. The Dial Group operates fleet leases in five European countries, and is Europe's fifth largest leasing company with 115,000 leased vehicles under its management. The Dial Group is part of ABN AMRO Lease Holding. We also increased our interests in Banca di Roma. In addition, we reached an agreement with Belgian KBC Bank and Insurance to merge our Hungarian bank, ABN AMRO Magyar, with KBC's Hungarian bank, Kereskedelmi es Hitelbank. The merger is expected to be completed by mid-2001. The merger will establish a leading universal financial services provider under the name Kereskedelmi es Hitelbank, and the new entity will rank second in the Hungarian market in terms of total assets and market share.

    In the United States, during February 2001, we acquired Alleghany Asset Management, the fund management subsidiary of US-based Alleghany Corporation, for USD 825 million. In addition, during April 2001, we acquired the Michigan National Corporation from National Australia Bank Limited for USD 2.75 billion. We intend to merge Michigan National Corporation with Standard Federal Bancorporation (our Detroit area banking subsidiary), which will create the second largest bank in terms of client accounts in Michigan. This merger is expected to be completed by the end of the second quarter of 2001. We also acquired Fidelity Leasing, Inc. from Resource America, Inc. for EUR 68 million. Fidelity is an equipment leasing company that has over $600 million of lease receivables under its management.

    During 2000, and early 2001, we also disposed of a number of non-core assets or entered in to agreements to do so. In February 2001, we announced the sale of European American Bank to Citibank for USD 1.6 billion (subject to a purchase price adjustment to reflect EAB's earnings to the closing date). Citibank also assumed USD 350 million of preferred share obligations. This transaction is expected to be completed by mid-2001. In 2000, we agreed to sell our Bolivian branches to Banco Mercantil, and our branches in Suriname to RBTT (Suriname), a subsidiary of Royal Bank of Trinidad and Tobago Financial Holdings Limited.

OPERATING DIVISIONS

    During 2000, the Bank and its numerous subsidiaries were organized in to three operating divisions: the Netherlands Division; the International Division; and the Investment Banking Division. In 2000, the wholesale banking activities of the International Division in North America, Australia and New Zealand were transferred to the Investment Banking Division. The operating divisions were supported by common staff functions that included the Risk Management Division, the Resources Management Division and Policy Support.

    On January 1, 2001, we reorganized the Bank's operating divisions in to three new strategic business units: (1) Wholesale Clients, (2) Consumer & Commercial Clients and (3) Private Clients & Asset Management. These new units are discussed below under "Reorganization of Global Business." During all of 2000, our business was organized into the Netherlands Division, the International Division and the Investment Banking Division, which also are discussed below.

    The following table indicates for 2000 the contribution made to total revenue, operating profit before taxes and risk-weighted total assets by each operating division, ABN AMRO Lease Holding and ABN AMRO Bouwfonds, as well as the number of offices and branches for each division, ABN AMRO Lease Holding and ABN AMRO Bouwfonds.

                                                                                                             OFFICES
                                                                      OPERATING                                AND
                                                                       PROFIT             RISK-WEIGHTED      BRANCHES
                                              TOTAL REVENUE         BEFORE TAXES          TOTAL ASSETS         (1)
                                           -------------------   -------------------   -------------------   --------
                                                 (IN MILLIONS OF EUR EXCEPT PERCENTAGES, OFFICES AND BRANCHES)
Netherlands Division.....................    4,013       22%      1,083        23%      83,168       32%        863
International Division...................    9,143       50%      2,625        56%     118,148       44%      2,604
Investment Banking Division..............    4,414       24%        525        11%      43,659       17%        104
ABN AMRO Lease Holding...................      628        3%        149         3%       9,102        3%         47
ABN AMRO Bouwfonds.......................      271        1%        114         2%       9,776        4%         23
Non-allocated results....................                           197         4%
Release from Fund for General Banking
  Risks..................................                            32         1%
Total....................................   18,469      100%      4,725       100%     263,853      100%      3,641

------------------------

(1) 47 offices are shared by the International, Investment Banking and ABN AMRO Lease Holding Divisions.

NETHERLANDS DIVISION

    The Bank services the entire Dutch retail and corporate banking market, with products and services targeted to the financial needs of specific types of customers. During 2000, these products and services were provided by the Netherlands division. Operating through the Bank's network of 863 branches and complementary distribution channels such as electronic and telephone banking, the Netherlands Division provided a wide range of retail and corporate banking products and services, including deposit accounts, commercial and personal loans, mortgage lending, consumer finance, structured finance, securities brokerage services and insurance.

    At December 31, 2000, the Netherlands Division had total customer loans of EUR 97.3 billion and total client accounts of EUR 106.1 billion, resulting in a 19% share of total lending and a 24% share of total client accounts, making us one of the leading financial institutions in The Netherlands. Lending activity is comprised of commercial lending to small, medium-sized and large corporations, representing 44% of total private sector loans of the Netherlands Division at December 31, 2000, and home mortgage and other retail lending, representing 56% of total private sector loans at the same date. Retail and corporate customers held approximately 3.5 million and 0.5 million current accounts, respectively, as of December 31, 2000.

    We believe that a market-oriented, commercial organization centered on the customer's interests is the key to successfully responding to market developments. The responsibility for customer satisfaction, which we frequently measure, market share, profitability and the quality of local operations rests with our local branches, many of which act as local businesses that operate with substantial autonomy and are capable of providing on a real-time basis products and services responsive to client needs. In order to further enhance the quality of our customer service, we also have in place uniform guidelines for all staff in The Netherlands that work directly with customers. Over the last several years, we have introduced additional distribution channels to meet the needs of our customers, particularly younger customers. For example, we have broadened our distribution channels through electronic and Internet banking, cash dispensers, direct mail and "ABN AMRO 24 X 7," an around-the-clock telephone banking and securities trading service.

    Part of our growth strategy in The Netherlands also is to position the Bank as a provider of integrated banking and insurance products. The Bank currently acts as an insurer and authorized underwriting agent directly or through subsidiaries and also provides insurance brokerage activities.

INTERNATIONAL DIVISION

    The International Division provided banking and other financial services, including complex financial products, to our multinational corporate client base through our network of 2,604 offices and branches in 66 countries and territories worldwide. Through acquisitions of local financial services businesses and organic growth, we also have established in selected countries a significant local business franchise that provides banking and other financial products and services to larger local business clients with a regional or multinational orientation, in addition to servicing private banking and consumer banking clients. In addition, the Bank owns ABN AMRO Lease Holding N.V. and ABN AMRO Bouwfonds N.V., both of which are independently managed subsidiaries.

    The following table indicates the contribution for 2000 made to total revenue, operating profit before taxes and total risk-weighted assets by each region in the International Division, as well as the number of offices and branches of the International Division at December 31, 2000 by region.

                                                                                                             OFFICES
                                                                      OPERATING                                AND
                                                                       PROFIT             RISK-WEIGHTED      BRANCHES
                                              TOTAL REVENUE         BEFORE TAXES          TOTAL ASSETS         (1)
                                           -------------------   -------------------   -------------------   --------
                                                 (IN MILLIONS OF EUR EXCEPT PERCENTAGES, OFFICES AND BRANCHES)
Europe (excluding The Netherlands).......    1,925       21%        539        21%      23,246       19%        212
North America............................    3,327       36%      1,156        44%      62,305       53%        410
Latin America and the Caribbean..........    2,712       30%        633        24%      12,544       11%      1,709
Middle East and Africa...................      190        2%         58         2%       2,161        2%         71
Asia/Pacific.............................      989       11%        239         9%      17,892       15%        202
Total International Division.............    9,143      100%      2,625       100%     118,148      100%      2,604

EUROPE (EXCLUDING THE NETHERLANDS)

    We use our network of 212 offices and branches in 27 European countries and territories outside The Netherlands, including all of the member states of the European Union, to deliver sophisticated corporate banking and other financial services to multinational and large local corporations. Products include trade finance, structured and project finance, electronic banking services, cash management and netting of international payments. We also provide private banking services to clients in a number of European countries.

    We intend to continue to expand our Western European business through both internal growth and acquisitions. In 2000, we increased our ownership interest in Banca Antoniana Populare Veneta, a growing bank operating in Northern Italy, from 1.0% to 3.5%. We also increased our interest in Banco di Roma from 9.65% to 10.2%. We believe that the trend towards consolidation in the European financial sector will continue.

    In Central and Eastern Europe, we have established significant consumer banking operations in Hungary and Poland through the acquisition of local banks, and also currently have offices in the Czech Republic, Azerbeijan, Kazakstan, Romania, Russia and Uzbekistan. In Hungary, we reached an agreement with Belgian KBC Bank and Insurance group to merge our Hungarian bank, ABN AMRO Magyar, with KBC's Hungarian bank, Kereskedelmi es Hitelbank. The merger is expected to be completed by mid-2001. The merger will establish a leading universal financial services provider under the name Kereskedelmi es Hitelbank, and the new entity will rank second in today's Hungarian market in terms of total assets and market share. Following the merger, we will own 40% of the merged entity.

    We believe that Central and Eastern Europe region continue to provide attractive growth opportunities. As a result, our strategy in this region is to continue to grow internally and to pursue selective acquisitions that satisfy our acquisition criteria, including expanding our network in Central Europe. For example, in 2000 we opened branches in Baku, Azerbeijan and Atyrau, Kazakhstan to service our clients in the oil and gas industry.

NORTH AMERICA

    We are one of the largest foreign banking groups in the United States, based on total assets held in the United States of EUR 171.3 billion, or $159.2 billion, at December 31, 2000. We have 410 offices and branches and 16,870 full-time equivalent employees in the United States.

    Our United States activities are focused on a number of strategic franchises that take account of our local, national and global geographic presence. Each franchise targets a market where we believe that we can achieve critical mass and operate profitably while taking advantage of synergies from combining operations. Taken together, these franchises make up a diversified mix of businesses that are intended to reinforce our business strategy in the United States.

    Our principal United States banking operations are in the Midwestern United States, where we have had a substantial presence since 1979. Our major United States subsidiaries include the LaSalle Banking Group in Chicago, one of the Midwest's largest banks with $47 billion in assets and 125 locations. The banks and savings institutions which form the LaSalle Group comprise one of the largest banking groups in the Chicago metropolitan area and provide retail, private banking and home mortgage banking services in the Chicago metropolitan area and small and middle market business loans in the Midwest and other regions. Our other principal banking operation in the United States is Standard Federal Bank (our Detroit area subsidiary), which is based in Troy, Michigan. Standard Federal is the Midwest's largest thrift, with more than $20 billion in assets and 193 branches. The mortgage origination and servicing entities of the LaSalle Group and Standard Federal have been integrated and are the eighth largest mortgage originators in the United States.

    In April 2001, we acquired Michigan National Corporation from National Australia Bank Australia Ltd. Michigan National Bank is one of the three largest banks in Michigan. The acquisition of Michigan National provides us with greater commercial banking market penetration and a complementary branch network that will strengthen ABN AMRO North America's presence in Michigan. In 2001, we expect to merge Michigan National and Standard Federal Bank to form Michigan's second largest bank. We will be able to offer a comprehensive range of financial products and services to more households, corporations and small businesses in Michigan, and expect to realize cost synergies from the acquisition.

    In the metropolitan New York City area, we currently own European American Bank, which provides retail banking, private banking and small and middle market business loans. In February 2001, we agreed to sell European American Bank to Citibank. Proceeds from the USD 1.6 billion sale of European American Bank will be used to help finance our acquisitions of Michigan National Corporation and Alleghany Asset Management. We expect the sale to be completed by mid-2001.

    In the United States, we also provide financial services such as asset-based lending, structured finance, leasing and mortgage lending to mid-sized businesses. We also offer wholesale mortgage origination, residential mortgage services and institutional trust and asset management services.

    In early 2000, we acquired Atlantic Mortgage and Investment Corporation. This acquisition increases our portfolio of home loans in the US to USD
90 billion.

    In addition, we operate eleven branches and agencies in major cities throughout the United States. These branches and agencies are dedicated primarily to servicing major local corporations and large multinational corporations in their U.S. activities.

LATIN AMERICA AND THE CARIBBEAN

    At December 31, 2000, we had 1,709 offices and branches in 13 Latin American and Caribbean countries. In addition, we have a regional processing center in Miami in order to increase operating efficiencies for Latin American transactions. We also have implemented uniform information technology standards in most countries in the region.

    Our strategy is to be a leading regional network bank in Latin America and the Caribbean. We are the fourth-largest privately held bank in Brazil and the leading local provider of consumer finance. In addition, our regional network in Latin America facilitates the delivery of trade finance and other banking services to multinational corporations and other businesses, as well as structured finance and capital markets services, particularly in Argentina, Brazil and Chile.

MIDDLE EAST AND AFRICA

    In the Middle East, we have offices in Bahrain, Lebanon, Saudi Arabia, through our 40% interest in Saudi Hollandi Bank, and the United Arab Emirates. In Africa, the Bank's operations are located in Kenya, Morocco and South Africa. Our network in this region consists of 71 offices.

ASIA/PACIFIC

    Our network of 202 offices and branches in this region is extensive, with locations in Australia, China, Hong Kong, India, Indonesia, Japan, Malaysia, Pakistan, the Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam. Management and product specialists for the region are centralized in Singapore. Our corporate banking activities in the Asia/Pacific region have emphasized project finance, reflecting the financing requirements of the region for major infrastructure improvements, energy facilities and telecommunications.

    We intend to focus on a number of key markets in the Asia/Pacific Region. In addition, the Bank is seeking to increase the delivery of non-lending corporate products, such as treasury, cash management and trade finance in the region.

INVESTMENT BANKING DIVISION

    The Investment Banking Division provided integrated investment banking services, primarily under the "ABN AMRO" name, to large corporations, governments, institutional investors and private investors in 47 countries. We are one of the largest European securities firms in terms of geographic spread, new issues activities, trading and placement volume and research.

    Our principal investment banking products and services are capital markets and treasury activities, financial advisory and merger and acquisition services, asset management, trust services and capital investment and structured project finance. We also engage in trading on behalf of clients and for our own account.

    Capital markets and treasury trading activities are conducted principally from Amsterdam, London, Chicago, New York, Hong Kong and Singapore offices. We actively trade government and corporate debt instruments, equity securities and currencies.

    The Bank's international equity origination business is conducted through the ABN AMRO Rothschild joint venture. We believe that the relationships and distribution capacity of our integrated investment banking business and its high quality research capabilities, combined with ABN AMRO Rothschild's ability to draw upon capital markets and financial advisory and merger and acquisition expertise centralized in London and Amsterdam, are attractive to issuers and have resulted in ABN AMRO Rothschild being selected as lead manager for a significant number of equity capital market transactions.

    Financial advisory and mergers and acquisitions activities focus principally on cross border transactions in Europe and Asia and in specific industry sectors in North and South America. These activities are supported by sector specialists in Amsterdam and London.

    Asset management services are provided to institutional and individual clients. We also provide these clients trust and custody services. At
December 31, 2000, we had EUR 128.4 billion of assets under management. Asset management activities primarily are conducted from three regional centers in Amsterdam/London, Chicago and Hong Kong, which perform not only portfolio management, both through investment funds and discretionary management, but also account management, marketing, institutional sales, product development and research. We believe that the European market offers particularly attractive opportunities to increase assets under management as a consequence of the ongoing privatization of social security and pension funds.

    In the United States, ABN AMRO Securities (USA) underwrites and trades corporate debt and equity securities, subject to certain limitations. ABN AMRO Incorporated provides futures, securities and options clearing and trading capability, in addition to providing investment banking services to middle market corporate customers, particularly in the Midwestern United States. We also own Sage Clearing Limited Partnership, a leading market maker clearing firm.

    In 2001, we acquired Alleghany Asset Management, the fund management subsidiary of US-based Alleghany Corporation, for USD 825 million. Alleghany Asset Management manages assets with a total value of USD 45 billion and approximately 80% of the funds under management are institutional assets, sourced primarily through pension consultants. This acquisition increased our global assets under management by 35% to USD 170 billion and gives us access to over 550 institutional clients in North America.

    We also develop and market complex financing structures for a large variety of industries, including arranging for the financing of capital goods exports and large-scale project finance. An investment capital group provides capital to both newer enterprises as well as to management and leveraged buyouts in The Netherlands and elsewhere in Europe. In addition, we provide global clearing services for futures, options and equities, both to institutional investors and private banking clients.

REORGANIZATION OF GLOBAL BUSINESS

    As indicated above, on January 1, 2001, we restructured our business into three largely autonomous strategic business units, or SBUs. The three SBUs are:
(1) Wholesale Clients; (2) Consumer & Commercial Clients; and (3) Private Clients & Asset Management. Furthermore, a Corporate Center has been created. The role of the three SBUs and our Corporate Center is discussed below. Over the next several years, we believe that, as a result of this reorganization, we will be able to achieve substantial annual cost reductions due to the rationalisation of information technology and operations, as well as improve our efficiency ratio.

WHOLESALE CLIENTS

    The Wholesale Clients SBU is comprised of our former Investment Banking Division plus the global corporate banking network that was formerly part of the International Division.

    The Wholesale Clients SBU provides wholesale banking services for corporate, financial institution and public sector clients, with a focus on clients engaging in cross-border activities. These services include financing and transactional services, as well as providing advisory services in connection with our client's cross-border activities. Client coverage and products are organized globally. This SBU also provides integrated investment banking services to large corporations, governments and institutional investors globally. The investment banking products and services offered by this SBU include capital markets and treasury activities, financial advisory and merger and acquisition services, capital investment and structured project finance.

    We intend to grow our business in these areas by further building industry skills in attractive sectors, providing bundled advisory, financing and transactional services, upgrading client coverage skills and focus and investing to further enhance product capabilities in key areas such as mergers and acquisitions, equity capital markets, equity sales/research/trading and corporate banking.

CONSUMER & COMMERCIAL CLIENTS

    The Consumer & Commercial Clients SBU focuses on consumer and commercial banking in our home markets of The Netherlands, the Midwestern United States and Brazil. The Consumer & Commercial Clients SBU intends to consider a range of options to accelerate growth in its home markets, including geographic expansion, mergers and acquisitions and developing services to third parties. It will also examine options to create a fourth home market in Europe or Asia that offers exceptional potential. We also intend to further develop a limited number of other retail markets around the world where we currently have a presence that offer exceptional growth opportunities. The Consumer & Commercial Clients SBU intends to realize cost, revenue and operating synergies by applying best practices across its home markets in areas such as customer segmentation and service models, multi-channel distribution, product innovation and credit management.

PRIVATE CLIENTS & ASSET MANAGEMENT

    The Private Clients & Asset Management SBU offers mutual funds and segregated accounts to retail investors, private clients, financial institutions and third party mutual fund distributors. This SBU focuses on targeting high net worth individuals and families with at least EUR 1 million in investment assets or the potential to build up this asset base in the foreseeable future. The Private Clients & Asset Management SBU aims to continue to grow its assets under management in Europe, as well as strengthen its position in the United States, the United Kingdom and Japan, further develop the ABN AMRO Asset Management brand name and focus on higher margin products such as discretionary portfolio management.

CORPORATE CENTER

    The Corporate Center consists of Risk Management, Group Finance, Group & Asset Liability Management, Group Human Resources, Group Information and Communication Technology, Group Audit, Corporate Communication, Corporate Development and Corporate Affairs. Corporate Affairs consists of legal, tax, compliance and economic research.

    Our Corporate Center provides centralized support to the Managing Board and to our SBUs. The objectives of the Corporate Center also are to: maintain and reinforce our strategy; ensure that SBUs consistently deliver the strategies and performance necessary to achieve financial targets; and manage our portfolio of businesses to promote synergies.

ABN AMRO LEASE HOLDING

    ABN AMRO Lease Holding is a fleet leasing holding company operating through numerous subsidiaries in 25 countries in Europe, North and South America and Asia, as well as in Australia, New Zealand and South Africa. In fleet leasing, ABN AMRO Lease Holding provides a comprehensive range of services for corporate users of vehicles, including financing, purchasing, maintenance, repairs, insurance and insurance claim processing. ABN AMRO Lease Holding also offers other services such as fuel cost management. ABN AMRO Lease Holding currently has approximately 1.2 million cars under management, and is the largest car leasing operation in Europe not affiliated with a major automobile manufacturer. Lease Plan, an ABN AMRO Lease Holding subsidiary, specializes in offering open calculation contracts which afford large corporate customers the opportunity to share in the residual value of leased vehicles.

    In December 2000, ABN AMRO Lease Holding acquired Consolidated Service Corporation, one of the largest fleet management services companies in the United States for USD 65 million.

ABN AMRO BOUWFONDS

    Following our acquisition of Bouwfonds, we merged our Netherlands real property financing business with Bouwfonds. In addition, Bouwfonds was renamed as ABN AMRO Bouwfonds N.V. ABN AMRO Bouwfonds is The Netherlands largest real estate project developer and is also a major mortgage lender in The Netherlands.

    ABN AMRO Bouwfonds' strategy is to continue to be the leader in the Dutch residential mortgage market, as well as to develop new lines of businesses and lending products relating to real property development. We expect to concentrate all of our commercial real estate financing activities through ABN AMRO Bouwfonds. We also intend to, through ABN AMRO Bouwfonds, expand our commercial property development business and our municipal finance business.

GENERAL

COMPETITION

    We operate in a highly competitive environment in all of our markets. Many large financial services groups compete in the provision of sophisticated banking and/or investment banking services to corporate and institutional customers on a global basis, while local banks and other financial services companies, which may be of substantial size, often provide significant competition within national markets. We also compete with other banks, money market funds and mutual funds for deposits and other sources of funds. In certain jurisdictions, many of our competitors are not subject to the same regulatory restrictions that we are subject to.

EMPLOYEES

    At December 31, 2000, we had 111,794 full-time employees, an increase of 5,939 over 1999. Approximately 10,000 of these employees hold managerial and executive positions. A breakdown of employees by division and for ABN AMRO Lease Holding and ABN AMRO Bouwfonds at December 31, 2000 is set forth in Item 5 "Operating and Financial Review and Prospects."

    All of our employees in The Netherlands, other than senior management, are covered by one collective labor agreement which is periodically renegotiated. The current collective labor agreement expires on June 1, 2001. The Bank intends to place a stronger emphasis on variable and performance related rewards and wider individual choices for several kinds of benefits for employees. Additionally, beginning in January 2000, we changed our pension plan from a final pay system to a system based on average salaries. Furthermore, our standard retirement age was decreased from 65 to 62.

    Under Dutch law, the Central Works Council of our company in The Netherlands, whose members are elected by the employees, has certain defined powers, including the right to make non-binding recommendations for appointments to Holding's Supervisory Board and the right to enter objections against proposals for appointments to the Supervisory Board.

    We have not experienced any significant strike, work stoppage or labor dispute in recent years. Our management considers our relations with our employees to be good.

RISK MANAGEMENT

    Virtually all of our activities contain elements of risk. The most important types of risk are credit risk, cross-border risk, market risk, liquidity risk, operational risk and legal risk. Market risk has several components, including interest rate and currency risks.

    A major factor in risk management is the strong emphasis throughout the Bank on remaining alert to the various types of risk. The Bank's corporate culture is dedicated to promoting continuous risk awareness. This culture is reinforced by the integration of the "ABN AMRO Values" (integrity, teamwork, respect and professionalism) into the Bank's centralized consensus-based risk management structure.

    Our risk management policy is designed to identify and analyze credit risk, market risk and other risks at an early stage, to set appropriate limits, and to continually monitor these risks and limits by means of reliable information systems. Risk management policies and systems require continuous modification and enhancement to reflect dynamic changes in markets and products and are periodically revised. Some of the key characteristics of our risk management processes are:

    - Commercial lines of business are fully responsible for the risks they incur, with an independent Risk Management Division, or RMD developing policies for and approving and controlling, such risks.

    - The extent of a delegated authority to approve risks depends on a combination of volume (including all forms of individual counterparty exposure) and internal risk rating (calibrated against public ratings). Typically, committees approve risk positions unanimously, basing their decisions on proposals from the business concerned and independent advice.

    The independent Risk Management Division covers credit risk, country risk and market risk, and designs policies for operational risk. The Division reports directly to the Managing Board and is led by three Senior Executive Vice Presidents (two for corporate credit risks, one for financial institutions and market risks). Regional risk managers in Europe, North America, Asia and Latin America have similar responsibilities in those regions and have a functional reporting line to the Risk Management Division.

    The formulation of risk management policy and the monitoring of risks also occur at the most senior management levels of our company. The Managing Board regularly discusses risk management policies and meets to make major credit decisions at least twice a week. In addition, the Group Credit Committee and the Group Asset & Liability Committee, both established by the Managing Board and both of which include members of the Managing Board and Senior Executive Vice Presidents, are responsible for the development of effective risk management policy and controls. The Bank's guidelines stipulate that risk-sensitive decision must, in most instances, be taken by a specific committee and always by at least two officers.

    We have created regional risk management committees for The Netherlands, North America and Asia/Pacific and Latin America which have delegated authority to approve credits up to specified limits. Similarly, authority has also been delegated to individual countries and even local offices or branches. The level of authority depends on the size and sophistication of each entity and the importance of its market. Delegation of approval authority and an increase in the use of information systems means that more time can be devoted to the evaluation of substantial and complex counterparty exposures and to monitoring the risk management organization. The overall credit review framework also incorporates dedicated credit committees for capital markets products. In addition, we use uniform standard for the presentation of credit proposals and consistently work at improving the effectiveness and efficiency of the credit approval process. The Bank's credit rating model also permits the systematic evaluation of risk to bank counterparties.

CREDIT RISK

    Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to us in relation to lending, trading, hedging, settlement and other financial activities. The Group Credit Committee, in its policy-making capacity, is responsible for establishing the credit policies and the mechanisms, organization and procedures required to analyze, manage and control credit risk. In its approving capacity, the Group Credit Committee authorizes counterparty exposures subject to limits set by the Managing Board. The Risk Management Division is responsible for implementing risk management policy.

    As in the four previous years, specific provisions for loan losses in 2000 were historically low in proportion to the Bank's portfolio size. This is a reflection of favorable economic conditions in The Netherlands and most other countries where we have substantial operations. The Bank remains committed to the continuation of its current credit acceptance policy, which management considers to be a prudent approach toward maintaining credit quality in less favorable economic conditions.

COUNTRY OR CROSS-BORDER RISK

    All countries are subject to country risk measurement, except EU members, Australia, Canada, Japan, New Zealand, Norway, Singapore, Switzerland, Taiwan and the United States. The Risk Management Division undertakes exposure measurement of all other countries, covering cross-border exposure, including mitigated exposure and sovereign exposure.

    Cross-border exposure management covers all on- and off-balance sheet assets that would be directly affected by transfer restrictions. Like for market risk, we use a value-at-risk, or VAR, model to determine the cross-border risk on the total portfolio. Limits for each country are set within the total portfolio limit. The Asian, Brazilian and Russian crises were captured by the model, which enabled us to take what we believe were prudent actions and avoid over-reacting.

    Mitigated exposure is exposure whose cross-border risk is significantly lower. Products in this category are, among others, loan underwritings, finance structures, trade finances and exposures covered by political risk insurance. In 2000, EUR 11.7 billion of mitigated exposure consisted in significant part of credits to multinationals and large corporations in the relevant countries.

    Sovereign exposure covers all on- and off-balance sheet assets that are either directly the responsibility of, or guaranteed by, the sovereign of a country. The overall exposure level takes into account the business done by all of our booking centers. A sovereign limit is determined by the sovereign warning level, which is an absolute amount based on gross domestic product, the country's sovereign indebtedness and our business objectives in the country. The crises in Russia and, more recently, in Ecuador demonstrated the value of sovereign exposure measurement. It helps us to continue to operate in a country while limiting exposure to the government.

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN BILLIONS OF EUR)
TOTAL CROSS-BORDER EXPOSURE:

Latin America...............................................     6.8        5.5        5.9
Asia........................................................     7.4        7.1        7.2
Central and Eastern Europe..................................     3.3        3.3        2.2
Middle East and Africa......................................     3.7        5.0        4.2
                                                                ----       ----       ----
Total.......................................................    21.2       20.9       19.5
                                                                ====       ====       ====

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN BILLIONS OF EUR)
EXCLUDING MITIGATED EXPOSURE:

Latin America...............................................     3.4        3.2        3.6
Asia........................................................     4.1        5.3        5.2
Central and Eastern Europe..................................     2.3        2.1        1.6
Middle East and Africa......................................     1.9        2.1        2.7
                                                                ----       ----       ----
Total.......................................................    11.7       12.7       13.1
                                                                ====       ====       ====

MARKET RISK

    Market risk is the uncertainty concerning the extent to which changes in the financial markets in which we operate may affect our financial position and future earnings.

    We use the VAR method as our primary mechanism for the management and day-to-day monitoring of trading-related market risks. The VAR is an estimate, with a confidence level of 99%, of the loss that could arise from adverse market movements if trading positions were held unchanged during one trading day. On the basis of historical data, the measurement is calibrated so that a loss exceeding the VAR figure might have occurred, on average, once every 100 days. The VAR limit was not exceeded during 2000. The VAR is calculated using the Historical Simulation method, which is based on four years of historical data and has the ability to accommodate all types of instruments and the specific advantage of accommodating instantaneous correlations implicitly. The positions captured by our VAR calculations include both derivative and cash positions that are reported as trading assets and liabilities. The VAR is reported by trading portfolio, by line of business and for the Bank as a whole on a daily basis and submitted to the responsible members of the Managing Board and the top management of the Investment Banking Division and the Risk Management Division.

                                                       AVERAGE                            DECEMBER 31,
                                                         2000      MINIMUM     MAXIMUM        2000
MARKET RISK                                            --------   ---------   ---------   ------------
                                                                  (IN MILLIONS OF EUR)
Overall portfolio....................................     33          *           *            27
Interest rate........................................     29         21          38            27
Currency.............................................     11          5          19            10
Equity...............................................      8          4          13             6

------------------------

* The minimum and maximum for each risk category occurred on different days so it is not meaningful to the overall portfolio total. The overall portfolio is adjusted to reflect the negative correlations between certain of the components of market risk. During 2000, the minimum daily value at risk for the overall portfolio was EUR 23 million and the maximum daily value at risk was EUR 46 million.

    Other controls measures used in the market risk management process include net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations and position aging. The use of statistical VAR and the other conventional limits is complemented in certain cases with stress tests that are performed daily to assess the impact of extreme market conditions on trading positions. These non-statistical measures help further reduce trading risks. In addition, trading activities have been concentrated in the Amsterdam, London, Chicago, New York, Singapore and Hong Kong offices to facilitate centralized risk management control and monitoring.

INTEREST RATE RISK

    One of the objectives of asset and liability management is to manage and control the sensitivity of our net interest revenue to changes in market interest rates. The Group Asset & Liability Committee seeks to ensure that the risk of earnings being affected by adverse interest rate movements is kept within specified limits determined by the Managing Board.

    A number of measures are used to monitor and measure interest rate risk. These methods include interest rate gap analysis and scenario analysis. Sensitivity tests are applied to estimate the impact of market rate movements on net interest revenue. Because net interest revenue is the outcome of interest paid and received on millions of contracts and transactions involving hundreds of different products in a large number of currencies, models and estimation techniques are used to calculate net interest revenue sensitivities. Assumptions about the future behavior of clients play an important role in these calculations. The interest rate risk caused by the repricing gap between assets and liabilities is initially measured on the basis of contractual interest rate maturities. Yield curve changes, as opposed to contractual interest rate maturities, may affect the actual duration. This could occur, for instance, with lending products where a client is entitled, but not obliged, to repay the outstanding amount early. To manage this type of risk, the Bank uses assumptions based on historical behavior, industry standards and/or theoretical valuation. This allows the Bank to estimate the impact of interest rate movements on cash flows and on the interest rate gap. In cases where the pricing of products is not linked to market rates, simulation models are used to predict client responses to price changes.

    The sensitivity of net interest revenue to interest rate conditions has been tested assuming an immediate and lasting interest rate movement of 100 basis points. Such a sharp upward movement would depress net interest revenue by 2.9% in the first year while a downward movement would boost net interest revenue by 1.3%.

CURRENCY RISK

    We are an active participant in global foreign exchange markets. The major foreign currencies in which the Bank conducts transactions are U.S. dollars, pounds sterling, Swiss francs and Japanese yen. Of total assets and total liabilities at December 31, 2000, the equivalent of EUR 343 billion and EUR 332 billion, respectively, was denominated in currencies other than euros, corresponding to approximately 63% of total assets and 63% of total liabilities, excluding shareholders' equity.

    Exposure to exchange rate movements in trading portfolios is included in the VAR analysis as well as in other non-statistical limits. Exchange rate risks from lending activities are limited as the Bank's operating units, on an individual basis, are required to hedge the currencies in which their assets and liabilities are denominated. Any short or long positions are monitored to ensure compliance with the limits established by the Group Asset & Liability Committee. The currency positions arising out of wholesale foreign exchange dealing are also subject to limits. Capital invested in operations outside The Netherlands is largely funded in euros. Our currency risk policy is designed to protect the Bank's Tier 1 and Tier 2 capital ratios against fluctuations in the rate of the U.S. dollar.

    Foreign exchange dealings expose the Bank to settlement risk, i.e., the risk that one of the parties engaged in a foreign exchange transaction delivers the currency sold but does not receive the currency purchased. The rapid growth of the currency markets has prompted the G-10 countries to step up their efforts to develop procedures such as multilateral netting of currency transactions in order to reduce settlement risk.

LIQUIDITY RISK

    The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of our financial commitments while capitalizing on opportunities for expansion. Liquidity management is designed to ensure that members of our group are at all times able to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

    We are active in 74 countries, whose national financial markets vary widely in terms of scope and depth. Customers, products and competitors also differ at each location. This means that liquidity management must also take local funding requirements into account. Local line management is responsible for continuously satisfying the local liquidity requirements established by the Group Asset & Liability Committee. Furthermore, contingency plans for different liquidity deterioration scenarios are required to be drawn up at the country level.

    Client accounts are the primary source of liquidity for our banking operations, together with funding in the interbank market. Our core client accounts of our bank affiliates at December 31, 2000 were EUR 236.5 billion (of which EUR 106.1 billion was in The Netherlands, EUR 47.7 billion was in the United States and EUR 5.3 billion was in Brazil), which comprised 90.8% of total loans excluding professional securities transactions at that date.

    We hold a portfolio of marketable securities including Netherlands government bonds, U.S. Treasury and U.S. government agency paper and other O.E.C.D. government paper and other short-term investments which can be readily converted to cash. We also are an active participant in the capital markets, issuing commercial paper and medium-term notes, as well as debentures, subordinated debt and preferred stock.

    We consider funding in the interbank market to be an additional source of liquidity for our investment banking activities. Loans from banks totaled
EUR 101.5 billion at December 31, 2000, as compared to loans to banks of EUR 48.6 billion. Interbank funding showed an increase compared to 1999 from EUR 81.0 billion to EUR 101.5 billion, due to lower volumes of interbank borrowing and lending. We also hedge the interest rate risk from the use of interbank funding to purchase marketable securities by the use of derivative financial instruments to convert fixed rate payments received on the marketable securities into floating rate payments. As part of the expansion of our trading and other investment banking activities, we had used interbank funding to increase our portfolio of marketable interest-earning securities. In the event of a sharp rise in short-term interest rates, this portfolio of marketable securities could be liquidated.

OPERATIONAL RISK

    Like all large financial institutions, we are exposed to diverse types of operational risk. These include potential losses caused by a breakdown in information, communication, transaction processing and settlement systems and procedures, fraud by employees or outsiders, and unauthorized transactions by employees.

    In 1999, we created an Operational Risk Policy & Support unit within our Risk Management Division. We have commenced the introduction of operational risk management policies and developed enterprise-wide operational risk management processes. We have introduced a system of bottom-up risk self-assessment on the grounds that operational risk is integral to management responsibilities at all levels.

LEGAL RISK

    Legal risk arises from uncertainties about the legal enforceability of the obligations of the Bank's customers and counterparties (including with respect to derivatives), as well as the possibility that legal or regulatory changes may adversely affect the Bank's position. We seek to minimize legal risk through the use of industry standard legal agreements for financial products and through consultation with internal and external legal counsel in the countries where we conduct business.

RISK ASPECTS OF FINANCIAL DERIVATIVES

    The principal activities of traditional banking include borrowing and lending money and trading in currencies and securities. Products derived from these activities are called "derivatives" and can be subdivided, according to the nature of the underlying contracts, into interest rate contracts (interest rate swaps, interest rate options, forward rate agreements and interest rate futures), currency contracts (currency swaps, currency options and forward exchange dealings) and other contracts (options and swaps on shares, bonds, currencies and commodities). Transactions in derivatives are effected for hedging purposes and, within set limits, as part of our trading activities. Complex instruments such as leveraged derivatives are used and sold on a limited scale. The principal financial instruments we utilize to hedge exchange rate fluctuations are currency swaps, forward forex contracts, currency options and currency futures. The currencies in which a material amount of our hedging activities occur include the U.S. dollar, the euro, the Swiss franc and the Japanese yen.

    The total volume of our derivatives business, both in number of transactions and outstanding or notional amounts, and the increasing complexity of these products require an advanced administrative organization and strict internal controls as well as close monitoring of interest rate, currency and other market risks. The recommendations published by the Bank for International Settlements, or BIS, and international organizations like the Group of 30 are the guiding principles in formulating and implementing our requirements in this respect.

    Our derivatives trading takes place mainly in the global trading units in Amsterdam, London, Chicago and Singapore, subject to limits which are set by the Group Asset & Liability Committee with a view to adequate risk management. Derivatives used for trading purposes are valued daily at market prices. If market prices are not available, valuation models, that we believe are appropriate are used to calculate the approximate market value. Movements in market value are incorporated in our financial results on a current basis. Valuation of OTC derivative financial instruments is highly complex and differences in the valuation methodology employed could affect financial results.

    Derivatives form an integral part of our interest rate and currency risk management. Results of derivatives transactions entered into as part of such risk management are attributed to the same reporting period as the recognition of gains and losses on the hedged assets and liabilities.

    The notional amounts of derivatives, which totaled EUR 2,302 billion at December 31, 2000, only give an indication of the scale of our derivatives business, but not of the related credit risk. The credit risk is the loss that would arise if a counterparty were to default and we were to face a partly open position. This actual risk represents only a fraction of the notional amounts. By entering into agreements which provide under certain circumstances for the settlement on a net basis of all contracts between us and a counterparty, we attempt to minimize this credit risk. To facilitate risk monitoring and management, substantial enhancements in computer systems and software have been made as part of the continuing expansion of our derivatives business.

    To quantify the credit risk, the cost of the replacement transactions which would be necessary if a counterparty defaulted is calculated and is then increased by a percentage of the notional amounts. The applied percentage depends on the nature and remaining maturity of the contract. The credit risk equivalent for our total derivatives business was calculated at EUR 36 billion at December 31, 2000. When weighted for the counterparty risk (mainly banks) for capital adequacy purposes, the credit risk equivalent represents only EUR 9.7 billion or 3.7% of total risk-weighted assets at December 31, 2000.

    See note 24 to the Consolidated Financial Statements for further analysis of our derivatives activities, including an analysis at December 31, 2000 of our trading and hedging derivatives portfolios.

                           SUPERVISION AND REGULATION

REGULATION IN THE NETHERLANDS

GENERAL

    Holding and its subsidiaries, on a worldwide basis, are extensively regulated in The Netherlands by the Dutch Central Bank.

    The bank regulatory system in The Netherlands is a comprehensive system based on the provisions of the Act on the Supervision of the Credit System 1992 or the ASCS 1992. Certain European Union banking directives made it necessary to amend the Act on the Supervision of the Credit System that had regulated the Dutch banking system since 1978, and the new ASCS 1992 entered into force on January 1, 1993.

    The Bank is a "universal bank" under the terms of the ASCS 1992 because it is engaged in the securities business as well as the banking business. Certain provisions of the ASCS 1992, summarized below, may restrict the Bank's ability to make capital contributions or loans to its subsidiaries and to make dividends and distributions to Holding.

SUPERVISION OF CREDIT INSTITUTIONS

    In general, under the ASCS 1992, credit institutions are supervised by the Dutch Central Bank. No enterprise or institution established in The Netherlands shall pursue the business of a credit institution unless it has obtained prior authorization from the Dutch Central Bank. Its supervisory activities under the ASCS 1992 focus on monetary supervision and supervision of solvency, liquidity and administrative organization including internal control and risk management. In addition, the ASCS 1992 contains provisions regarding the structure of credit institutions. The Dutch Central Bank is authorized to issue directives in each of those areas of supervision. If, in the opinion of the Dutch Central Bank, a credit institution fails to comply with the Dutch Central Bank's directives concerning solvency, liquidity or administrative organization, the Dutch Central Bank will so notify the credit institution, and it may instruct the credit institution to behave in a certain manner. If the credit institution does not respond to any such instructions to the satisfaction of the Dutch Central Bank, the Dutch Central Bank may exercise additional supervisory measures, which may include the revocation of the license of the credit institution and the imposition of fines.

    The ASCS 1992 provides that each supervised credit institution shall submit periodic reports to the Dutch Central Bank. In accordance with the Dutch Central Bank directives promulgated pursuant to the ASCS 1992, the Bank files monthly reports with the Dutch Central Bank. At least one monthly report for each given year must be certified by a registered accountant. The report to be certified is selected by the registered accountant in its discretion.

SOLVENCY SUPERVISION

    The Solvency Guidelines of the Dutch Central Bank, as amended on January 1, 1991, in accordance with the solvency guidelines of the Council of the European Communities and the Basle Accord, require that we maintain a minimum level of total capital (as defined below) to support the risk-weighted total value of balance sheet assets and off-balance sheet items, the latter of which includes guarantees, documentary credits, certain interest-and currency-related contracts, unused portions of committed credit facilities with an original maturity of over one year, note issuance facilities and revolving underwriting facilities. This minimum level of total capital is the Capital Adequacy Ratio. The risk-weighting considers the debtor's risk, which depends on the debtor's classification, whether or not security is provided, and the country of origin of the debtor. The required minimum Capital Adequacy Ratio currently is 8.00%. On January 1, 1996 additional solvency guidelines became effective, implementing the Capital Adequacy Directive of March 15, 1993 ( 93/6/EEC) issued by the Council of the European Communities. Due to the adoption of this directive to the regulations for market risk of the Basle Committee, internal value at risk models for the calculation of solvency requirements for trading portfolios have been in use since the beginning of 1998. The Solvency Guidelines are applied to the world-wide assets of Dutch credit institutions.

    For our company, total capital consists of core capital (also referred to as Tier 1 capital) and secondary capital (also referred to as Tier 2 capital). As of January 1, 1996, pursuant to the Capital Adequacy Directive, we may also maintain an additional form of regulatory capital, Tier 3 capital, to support the market risks of financial instruments in its trading book and foreign exchange risk of all business activities. Tier 1 capital consists of shareholders' equity and minority interests. Secondary or Tier 2 capital is divided into upper Tier 2 capital and lower Tier 2 capital. Upper Tier 2 capital consists of revaluation reserves and perpetual subordinated debt; lower Tier 2 capital consists mainly of long-term subordinated debt. Tier 3 capital consists of subordinated debt that has a minimum original maturity of at least two years, is not subject to redemption prior to maturity without the prior written consent of the Dutch Central Bank (other than in the event of a winding-up of the Bank) and is subject to a provision which provides that neither interest nor principal may be paid if, prior to or as a result of such payment, our Capital Adequacy Ratio would be less than the required minimum.

    The amount of lower Tier 2 capital may not exceed 50% of the amount of Tier 1 capital, and the amount of Tier 2 capital included in total capital may not exceed the amount of Tier 1 capital. In addition, Tier 3 capital may not exceed 250% of the amount of Tier 1 capital that is necessary to support market and foreign exchange risks and the sum of Tier 2 and Tier 3 capital may not exceed Tier 1 capital. Goodwill and interests of more than 10% in non-consolidated banking and financial subsidiaries must be deducted from Tier 1 capital and total capital, respectively.

    See Item 3--"Selected Financial Information" and Item 5--"Operating and Financial Review and Prospects." for information concerning the Bank's capital ratios.

EXPOSURE SUPERVISION

    The Dutch Central Bank has issued specific rules with respect to large exposures to a single borrower or group of interconnected borrowers or in relation to certain other businesses that involve a concentration of risk. These large exposure rules implement the Large Exposures Directive of December 21, 1992 (92/121/EEC) and the Capital Adequacy Directive. Large exposures generally include all assets and off-balance sheet items of a credit institution with respect to a single borrower or a group of connected borrowers which exceed 10% of a credit institution's total capital. Large exposures must be reported once every quarter to the Dutch Central Bank. There is a limit of 25% of total capital for a single large exposure being part of the banking book. Trading book positions may exceed this limit subject to additional solvency requirements. The aggregate amount of all large exposures of a credit institution may not exceed 800% of its total capital.

    In addition, under the Solvency Guidelines, certain other exposures are limited as a percentage of total capital as follows: exposures to the Dutch central government, the Dutch local government and other central governments of the so-called "Zone A" countries, which include the OECD countries, have no limit; exposures to local governments of OECD countries are weighted at 50%; exposures to banks with a remaining maturity of up to or less than one year or more than one year are weighted at 20% and 50%, respectively; and exposures to others are weighted at 100%. Equity participations in insurance companies are exempt up to a level of 40% of total capital of the credit institution.

    Facilities and loans to, and investments in, non-banks by credit institutions of 1% or more of total capital must be registered with the Dutch Central Bank. For banks, the threshold is 3% of total capital. Regulations of the Dutch Central Bank also bar a credit institution from lending (on either a secured or an unsecured basis) to any director or member of senior management of the credit institution without the prior approval of the Dutch Central Bank more than the lesser of 5% of its total capital and, if the loan is unsecured, five times the monthly salary of the borrower.

LIQUIDITY SUPERVISION

    The Dutch Central Bank has issued liquidity directives designed to ensure that liquid assets are held against liquid liabilities, defined as liabilities with a remaining term to maturity of less than one year, so that such liabilities can be met on the due date or on demand, as the case may be. Actual liquidity must be equal to or greater than the required liquidity, and actual cash liquidity, which includes assets with a very high liquidity such as deposits with central banks and other banks, must be equal to or greater than the amounts of very liquid debts. Certain assets are deemed to be liquid only in part, depending on their negotiability. The liquidity requirements associated with non-term liabilities depend on the credit institution's expectations as to claims relating to such liabilities. In determining liquidity requirements associated with term liabilities, assets and liabilities with the same term, to the extent that the remaining term to maturity is less than one year, are offset against each other. After giving effect to any offset of term assets, the liquidity requirement is 20%. For obligations amounting to more than 3% of total liabilities, there are additional liquidity requirements.

    We report to the Dutch Central Bank on a monthly basis concerning its compliance with the liquidity requirements. Compliance reports concerning liquidity requirements of foreign subsidiaries are submitted to appropriate foreign regulatory authorities as required. In every country in which we operate, our liquidity satisfies the standards imposed by the applicable regulatory authorities.

STRUCTURAL SUPERVISION

    The ASCS 1992 requires a declaration of no objection from the Dutch Minister of Finance upon consultation with the Dutch Central Bank for certain changes in the structure of credit institutions, such as mergers, participations of over 5% in the outstanding share capital of a credit institution or 10% or more in a non-financial institution by voting or otherwise (each being a "qualifying participation"), the addition of a managing partner to the credit institution, repayments of capital or distribution of reserves of the credit institution and financial reorganization. Approval will be denied if, among other things, the Dutch Central Bank determines that sound banking policy may be jeopardized, that an undesirable effect on the Dutch credit system might result or that a conflict might arise in respect of certain solvency directives.

    The Dutch Central Bank together with the Dutch Minister of Finance has developed a "structural policy" for equity participations by credit institutions in non-financial institutions. Under this policy, an equity participation is not allowed if the value of the participation would exceed 15% of a credit institution's total capital or if the participation would cause the value of the credit institution's aggregate qualifying participations in non-financial institutions to exceed 60% of its total capital. Certain types of participations will be approved in principle, although in certain circumstances such declaration of no-objection will have a limited period of validity, such as, in the case of a debt rescheduling or rescue operation or when the participation is acquired and held as part of an issue underwriting operation. The approval generally will be given where the value of the non-financial institution concerned or the value of the participation does not exceed certain threshold amounts.

SUPERVISION OF THE SECURITIES BUSINESS

    The Bank is also subject to supervision of its activities in the securities business. The Act on the Supervision of the Securities Trade 1995, the ASST 1995, together with the decrees and regulations promulgated pursuant thereto, provide a comprehensive framework for the conduct of securities trading in or from The Netherlands. The ASST 1995 replaced the Act on the Supervision of the Securities Trade 1992 and came into effect on December 31, 1995. It incorporates two European Union directives, the Investment Services Directive of May 10, 1993 ( 93/22/EEC) and the Capital Adequacy Directive. The Securities Board of The Netherlands (Stichting Toezicht Effectenverkeer, the "STE") is charged by the Dutch Minister of Finance with supervision of the securities industry.

    As an institution permitted to trade on Euronext Amsterdam, the Bank must comply with the rules of this exchange. Exchanges have the power to take disciplinary action against admitted institutions if their rules are violated. In turn, the Securities Board of The Netherlands, as the supervisor over certain exchanges, monitors whether those exchanges duly enforce their own rules.

SUPERVISION OF INVESTMENT BUSINESS

    The Bank and/or certain subsidiaries of the Bank are also active as managers and/or custodians of collective investment plans, which comprise both investment funds and investment companies. Collective investment plans are subject to supervision by the Dutch Central Bank pursuant to the Act on the Supervision of Investment Institutions 1990.

REGULATION IN THE EUROPEAN UNION

    Within the European Union, the creation of a single financial market at the end of 1992 has involved continued negotiations among member states towards establishing greater freedom in the cross-border banking and securities business through a harmonized institutionally based regulatory environment, with emphasis on the role of the home country regulator. The Second Banking Co-ordination Directive established a framework for the mutual recognition of such European Economic Area member state's supervision of banks, enabling a bank authorized in one European Economic Area member state to carry out banking and investment activities on a branch or cross-border service basis in other European Economic Area member states on the basis of a single license provided by the home country supervisory authority. An equivalent measure for securities firms carrying out investment business, the Investment Services Directive, was implemented in The Netherlands as part of the ASST 1995.

    Supporting the Second Banking Co-ordination Directive are the Solvency and Own Funds directives, which establish a minimum harmonization of regulatory capital requirements to enable banks to operate throughout the EU under their authorization granted by the regulators of the home member state (Home Country Control). The Capital Adequacy Directive establishes minimum capital standards for the investment business of securities firms and banks.

    On January 1, 1999, the European banking sector ventured into uncharted territory, with eleven EU countries adopting the euro and relinquishing their monetary independence. On January 1, 2001, Greece became the twelfth EU country. At present, the European Central Bank, together with the EU national central banks, define and implement EU monetary policy, hold and manage some or all of member states' official foreign currency reserves and promote the smooth operation of payment systems. The implementation of EU monetary policy in the participating member states is carried out by their respective national central banks pursuant to their powers under national legislation, which has been amended to reflect the introduction of the euro and the European Central Bank. Foreign exchange operations, particularly open market operations, are strictly coordinated by the European Central Bank, but are largely carried out by national central banks.

    The euro is now in a transitional period. During the transitional period, the euro can be used as a calculation unit and for payments in book-entry form. In early 2002, euro notes and coins are due to come into circulation which will end the transitional period and complete the introduction of the euro as a single currency unit in the twelve countries that have adopted the euro. As of July 1, 2002 at the latest, the twelve participating EU currencies will cease to exist.

REGULATION IN THE UNITED STATES

    The Bank's operations in the United States are subject to extensive regulation and supervision by both federal and state banking authorities. The Bank's branches and agencies in the United States are licensed by state banking authorities under the banking laws of the states in which such branches and agencies are located. The Bank's branches and agencies are examined by such state banking authorities, and must observe the banking regulations of such states.

BANK REGULATION UNDER THE INTERNATIONAL BANKING ACT AS AMENDED BY THE FOREIGN
  BANK SUPERVISION ENHANCEMENT ACT

    Under the International Banking Act of 1978, or the IBA, as amended by the Foreign Bank Supervision Enhancement Act of 1991, or the FBSEA, the Bank's branches, agencies and representative offices are subject to examination and supervision by the Board of Governors of the Federal Reserve System (the Federal Reserve). The FBSEA provides that the Federal Reserve may order a foreign bank which operates a state branch or agency to terminate the activities of such branch or agency if the Federal Reserve finds that the foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or if there is reasonable cause to believe that such foreign bank, or any of its affiliates committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, and as a result of such violation or practice, the continued operation of such branch or agency would not be consistent with the public interest or with the IBA, the Bank Holding Company Act of 1956, as amended, (the
BHCA), or the Federal Deposit Insurance Act, (the FDIA).

    The activities of the Bank's branches and agencies are limited both by the laws of the state in which they are located and by the IBA. The FBSEA provides that a state branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federal branch or agency of a foreign bank unless the Federal Reserve has determined that such activity is consistent with sound banking practice. Based upon the activities presently conducted by the Bank's branches or agencies, the Bank does not believe that this provision materially limits the activities of any branch or agency in the United States. The Bank's branches and agencies are also subject to reserve requirements, restrictions on the payment of interest on demand deposits, and restrictions on the size of loans to a single borrower pursuant to the IBA.

    The Bank must obtain the prior approval of the Federal Reserve, as well as any state authorities, to establish an additional branch, agency or representative office. The Bank is restricted from opening new full service branches outside the State of Illinois, unless specifically permitted by the law of the state in which any new branch is to be located. A foreign bank is also permitted, with the approval of the Federal Reserve (and either the Office of the Comptroller of the Currency or the state banking agency), to upgrade an agency or a limited branch to a full service branch outside its home state if the establishment and operation of such branch is permitted by such state and the agency or branch was in operation in such state on the day before September 29, 1994 or has been in operation in such state for a period of time that meets the state's minimum age requirement for the interstate merger of banks.

BANK HOLDING COMPANY RESTRICTIONS

    As a result of its indirect ownership of a number of U.S. subsidiary banking organizations and its U.S. branches and agencies, the Bank also is registered with the Federal Reserve as a bank holding company and, as a result of such status and its operation of branches and agencies in the United States, is subject to restrictions both on its non-banking activities in the United States and on interstate banking (such restrictions being similar to those applicable to U.S. domestic bank holding companies). A bank holding company must obtain Federal Reserve approval before acquiring, directly or indirectly, ownership or control of any voting shares of a bank or bank holding company if, after such acquisition, it would own or control 5% or more of such shares. A bank holding company must also obtain Federal Reserve approval before acquiring all or substantially all of the assets of another bank or bank holding company or merging or consolidating with another bank holding company. In 1994, the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994, the Riegle-Neal Act, was enacted. Bank holding companies are permitted to acquire banks in any state subject to state deposit caps and a 10% nationwide cap.

    The BHCA also prohibits a bank holding company, from acquiring or retaining direct or indirect ownership or control of 5% or more of the voting shares of any company which is not a bank or a bank holding company, or from engaging in any activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, or investment in the stock or other securities thereof, and on the taking of such stocks or securities as collateral for loans. Section 23A of the Federal Reserve Act imposes restrictions on "covered transactions" between a bank (and its subsidiaries) and its affiliate. Covered transactions refer to loans to affiliates and other transactions resulting in a flow of funds from the bank to the affiliate. Generally, covered transactions with any one affiliate cannot exceed 10% of the bank's capital and transactions with all affiliates cannot exceed 20% of the bank's capital, extensions of credit must be collateralized, low quality assets cannot be purchased from an affiliate, and all transactions must be on safe and sound terms. Section 23B of the Federal Reserve Act generally requires that all covered transactions as well as sales of assets, the furnishing of services to, and certain other transactions with an affiliate be on arms length terms; prohibits a bank (and its subsidiaries) from purchasing as a fiduciary any securities from an affiliate, as well as securities underwritten by an affiliate as principal underwriter when certain conditions are met.

    The Bank's U.S. national bank subsidiary is subject to supervision by the Office of the Comptroller of the Currency. The Bank's U.S. savings bank subsidiary is subject to supervision by the Office of Thrift Supervision. The Federal Reserve has primary federal supervisory responsibility for the Bank's U.S. state member bank subsidiary. The Bank's state banks are also subject to supervision by the bank supervisory authorities in their respective states. Various federal and state laws and regulations apply to many aspects of the operations of the Bank's subsidiary banks, including interest rates paid on deposits and loans, investments, mergers and acquisitions and the establishment of branch offices and facilities. The payment of dividends by the Bank's subsidiary banks are also subject to certain statutory restrictions and to regulation by governmental agencies.

RISK-BASED CAPITAL GUIDELINES FOR EXAMINATION AND SUPERVISION OF BANK HOLDING
  COMPANIES AND BANKS

    The Federal Reserve's risk-based capital guidelines have three main goals:
(1) to make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations; (2) to take off-balance-sheet risk exposures into explicit account in assessing capital adequacy; and (3) to minimize disincentives to holding liquid, low-risk assets. A bank holding company's ability to pay dividends and expand its business through the acquisition of new banking subsidiaries could be restricted if its capital falls below the level established by these guidelines. The Federal Reserve requires bank holding companies and banks to adhere to another capital guideline referred to as the Tier 1 leverage ratio. This guideline places a constraint on the degree to which a banking institution can leverage its equity capital base. The Federal Reserve revised the risk-based capital guidelines to incorporate interest rate and market risk respectively. A bank with material weaknesses in its risk management process or high levels of exposure relative to its capital will be directed by the appropriate federal agency to take corrective action. For bank holding companies and banks with substantial trading activity, the market risk guidelines require that the bank holding company reflect in its capital adequacy calculations the general market risk and specific risk of debt and equity positions in its trading account and the general market risk associated with its foreign exchange and commodity positions. The U.S. bank subsidiaries of the Bank substantially exceed the requirements of these capital guidelines.

FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991

    The FDICIA, among other things, identifies the following capital standards for depository institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure. The Bank's U.S. bank subsidiaries currently meet the well capitalized standards set forth under the FDICIA.

    The FDICIA grants the Federal Deposit Insurance Corporation authority to impose special assessments on insured depository institutions to repay Federal Deposit Insurance Corporation borrowings from the U.S. Treasury or other sources and to establish semiannual assessment rates on Bank Insurance Fund member banks so as to maintain such fund at the designated reserve ratio defined in the FDICIA. Section 6(b) of the IBA generally requires insurance of deposits of a U.S. branch of a foreign bank unless the branch does not accept deposits of less than $100,000 or unless the Federal Deposit Insurance Corporation determines by order or regulation that the branch is not engaged in "domestic retail deposit activity" requiring deposit insurance protection. Under the FDICIA and Federal Deposit Insurance Corporation regulations, a state-licensed branch of a foreign bank will not be deemed to be engaged in "domestic retail deposit activity" if all initial deposits fall within the DE MINIMIS exemption. At this time, the Bank is not required to obtain deposit insurance protection for the deposit-taking activities of its U.S. branches to ensure continued compliance with the Federal Deposit Insurance Corporation regulation. The Bank believes that any such action would not have a material effect on its operation.

FINANCIAL HOLDING COMPANY

    In 2000, the BHCA was amended by the Gramm-Leach-Bliley Act, or the GLBA, to permit a bank holding company to become a financial holding company and to thereby engage in and affiliate with insurance firms, securities firms and other companies engaged in activities that are financial in nature or complementary thereto under the GLBA. The Federal Reserve Board approved a final rule listing financial activities permissible for financial holding companies under the GLBA. The rule establishes procedures for financial holding companies to engage in the listed financial activities. It also establishes procedures by which a party may ask the Federal Reserve, to list additional activities as financial in nature or as incidental to or complementary to a financial activity.

    The Bank elected to become a financial holding company on March 11, 2000. As a financial holding company, the Bank is permitted to engage in all activities defined by the GLBA as "financial in nature" and incidental thereto which include those expressly provided for by the GLBA (which include all activities currently permitted to a bank holding company, securities, insurance and merchant banking activities) as well as those defined as such by the Federal Reserve (in conjunction with Department of Treasury), and activities complementary thereto as defined by the Federal Reserve. The GLBA gives the Federal Reserve the authority to impose restrictions on transactions between a depository institution subsidiary and any affiliate and to impose firewalls between a U.S. branch, agency or commercial lending company subsidiary of a foreign bank and any U.S. affiliate on the same basis as for a domestic banking holding company.

    The Federal Reserve approved an interim rule defining three categories of activities listed in section 4(k)(5) of the Bank Holding Company Act as financial in nature or incidental to a financial activity. The interim rule also establishes a mechanism through which financial holding companies or other interested parties may request that the Federal Reserve find, that particular specific activities fall within one of the three categories. The categories are:
(1) lending, exchanging, transferring, investing for others, or safeguarding financial assets other than money or securities; (2) providing any device or other instrumentality for transferring money or other financial assets; and
(3) arranging, effecting or facilitating financial transactions for the account of third parties.

    The GLBA permits a financial holding company to engage, through a U.S. company or a non-U.S. company, in insurance underwriting and agency activities, and rules have been implemented to require certain disclosures in the offering by financial holding companies of such products. A financial holding company is also permitted to engage in investment activities currently permitted to a bank holding company subject to the conditions imposed by the Federal Reserve on such activities, i.e., passive non-controlling investment in U.S. and foreign companies and certain other investments in foreign companies.

    Section 111 of the GLBA authorizes the Federal Reserve to be the umbrella supervisor with overall supervisory responsibility for the activities conducted by financial holding companies and their subsidiaries. However, the primary regulator of certain affiliates will be functional, i.e., the primary regulator of securities activities is to be the Securities Exchange Commission and the primary regulator of insurance activities will be the relevant state insurance regulators. The Federal Reserve will retain its power to require reports, make examinations, and impose capital adequacy guidelines subject to the requirements of functional regulation.

INTERIM RULE ON SECURITIES UNDERWRITING AND DEALING ACTIVITIES

    The GLBA repeals Sections 20 and 32 of the Glass Steagall Act and permits a financial holding company to engage in underwriting and dealing in securities, including distribution of mutual fund shares and to issue and sell instruments representing interests in pools of assets permissible for a bank to hold directly. Thus, a financial holding company is clearly no longer subject to any revenue limit for its securities and underwriting and dealing activities. The Federal Reserve issued an interim rule on March 10, 2000 to impose two operating standards on financial holding companies engaged in securities underwriting and dealing activities, requiring that intra-day extensions of credit from an affiliated bank, thrift or U.S. branch or agency be on market terms consistent with Section 23B of the Federal Reserve Act and applying Sections 23A and 23B of the Federal Reserve Act to certain covered transactions between a U.S. branch or agency of a foreign bank and a U.S. securities affiliate. The Bank operates a U.S. securities subsidiary in reliance on this provision. The revenue limit and certain operating standards in addition to those applicable to a financial holding company securities affiliate would continue to apply to a securities subsidiary of a bank holding company.

PRIVACY

    The Federal Reserve, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, and the Office of Thrift Supervision approved the issuance of final regulations implementing the provisions of the GLBA governing the privacy of consumer financial information. The regulations impose three main requirements established by the Act: (1) financial institutions must provide accurate, clear and conspicuous initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates; (2) financial institutions must provide accurate, clear and conspicuous annual notices of their privacy policies to their current customers; and (3) financial institutions must provide a reasonable method for consumers to "opt out", which may be done at any time, of disclosures to nonaffiliated third parties such that consumers must be given a reasonable opportunity to "opt out" and a reasonable means to do so.

    The regulations, which are identical in all substantive respects, apply to financial institutions for which the agencies have primary supervisory authority. The regulations limit disclosure by financial institutions of "nonpublic personal information" about individuals who obtain financial products or services for personal, family or household purposes. Subject to certain exceptions allowed by law, the regulations cover information sharing between financial institutions and nonaffiliated third parties.

MERCHANT BANKING

    The Federal Reserve Board and the United States Secretary of the Treasury jointly approved a final rule governing the merchant banking activities of financial holding companies. The final rule allows a financial holding company to invest in unlimited shares of a company that does not engage in financial in nature activities, helps to permit a "two-way street" between securities firms and banking organizations while, concurrently, giving effect to the statutory limitations and framework adopted by Congress to help maintain the separation of banking and commerce and ensure the safety and soundness of depository institutions. The rule includes provisions on record keeping and reporting; risk management practices; holding periods for merchant banking investments; corporate separateness and limits on both involvement in management and exposure of financial holding companies to merchant banking investments.

FINDER ACTIVITIES

    The Federal Reserve Board, has determined that acting as a "finder" is an activity that is incidental to a financial activity and, therefore, a permissible activity for a financial holding company. The Board's final rule provides that a finder may act through any means to bring together buyers and sellers of products and services for transactions that the parties themselves negotiate and consummate. Among other things, a finder may host an Internet marketplace consisting of links to the web sites of buyers and sellers. A finder also may operate a web site that allows buyers and sellers to post information concerning products and services and to enter into transactions among themselves.

NATIONAL BANKS ENGAGING IN ACTIVITIES THAT ARE FINANCIAL IN NATURE

    The GLBA also permits a national bank to engage, through a "financial subsidiary", in activities that are financial in nature, other than insurance underwriting or providing annuities, real estate development or investment, and merchant banking (at least until 2004), if the bank is well capitalized, well managed and has at least a satisfactory Community Reinvestment Act rating. For this purpose "well capitalized" is defined the same as under the FDICIA, and "well managed" is defined as having a composite rating of 1 or 2 under the Uniform Financial Institutions Rating System (or an equivalent rating under an equivalent rating system) in connection with its most recent examination or subsequent review of the institution and at least a rating of 2 for management, if such a rating is given. In addition, national banks, in the largest 100 banks by consolidated total assets, must also meet certain rating requirements to own a financial subsidiary. (For the top 50 banks, at least one issue of outstanding eligible debt must be rated in one of the 3 highest investment grade ratings by a nationally recognized statistical rating organization, and for the bottom 50 banks, either the same criteria apply or such other criteria as the Federal Reserve and Treasury decide). Further, aggregate consolidated total assets of all financial subsidiaries may not exceed the lesser of 45% of consolidated total assets of the parent national bank or $50 billion (subject to adjustment by an index). The Office of the Comptroller of

Currency has authority to impose firewalls between a national bank and its financial subsidiaries. Further, Sections 23A and 23B of the Federal Reserve Act are extended to apply to transactions between a national bank and a financial subsidiary, except that covered transactions between a national bank and any individual financial subsidiary may exceed 10% of the bank's capital and surplus but are subject to the 20% aggregate limit on transactions with all affiliates.

    In the event that the national bank were to cease to meet the standards to own a financial subsidiary, the Office of the Comptroller of Currency will notify the national bank about such non-compliance and the national bank will be obligated to enter into an agreement with the Office of the Comptroller of Currency to return to compliance.

HART SCOTT RODINO ACT

    Since the GLBA eliminated the prior approval requirements for a financial holding company to engage in financial activities (and thus the availability of the BHCA exemption for the Hart Scott Rodino filing), a financial holding company may now need to file the requisite Hart Scott Rodino applications for certain large acquisitions of assets or voting securities.

    Generally, the Hart Scott Rodino Act prohibits certain large acquisitions of assets or voting securities from being consummated until the parties have filed a Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice and specified waiting periods have expired. Under current law, an applicant is exempted from Hart Scott Rodino's requirements for transactions that require the approval of the Federal Reserve under Section 4 of the BHCA on the condition that any documents filed with the Federal Reserve be filed contemporaneously with the Federal Trade Commission and Department of Justice.

REST OF THE WORLD

    We operate in many other countries and its offices, branches and subsidiaries are subject to certain reserve, reporting requirements and controls imposed by the relevant central banks and regulatory authorities.

C. ORGANIZATIONAL STRUCTURE

    See Item 4.B--"Business Overview."

D. PROPERTY, PLANT AND EQUIPMENT

    At December 31, 2000, we operated 885 offices and branches in The Netherlands and 2,709 offices and branches in 73 other countries. Of these offices and branches, 442 were in North America, 1,719 were in South and Central America, 260 were in Europe, 73 were in the Middle East and Africa and 215 were in the Asia/Pacific region. Approximately 45% of the offices and branches are owned by us and 55% are leased under long-term lease agreements.

    In 1999, we completed construction of, and moved into our new headquarters in Amsterdam-Buitenveldert. The new headquarters is being used in conjunction with our prior headquarters in Foppingadreef in Amsterdam- Zuidoost, and has enabled us to consolidate head office functions. In addition, in 1999, we completed the construction on of a new 280,000 square foot office building at 250 Bishopsgate in London in which all of our existing London-based activities are concentrated.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    The following discussion is based on, and should be read in conjunction with, the Consolidated Financial Statements included elsewhere in this Report. The Consolidated Financial Statements are prepared in accordance with Dutch GAAP, which varies in certain significant respects from U.S. GAAP. For a discussion of the differences and a reconciliation of certain Dutch GAAP amounts to U.S. GAAP, see note 44 to the Consolidated Financial Statements.

INTRODUCTION

    Through the end of 2000, the Bank and its numerous subsidiaries were organized into three operating divisions: the Netherlands Division; the International Division; and the Investment Banking Division. On January 1, 2001, we reorganized our operating divisions into three Strategic Business Units or SBUs organized along client lines. The three SBUs are the Wholesale Clients SBU, the Consumer & Commercial Clients SBU and the Private Clients & Asset Management SBU. These SBUs are discussed in this report under Item 4.B.--"Business Overview." The Bank also owns ABN AMRO Lease Holding and ABN AMRO Bouwfonds. Lease Holding and Bouwfonds are independently managed subsidiaries.

    We continue to maintain support departments, such as Risk Management and Legal, that service all three of our SBUs. The costs of these support departments were fully allocated to our operating divisions, and beginning in 2001, our SBUs, based upon our internal management evaluations. Because our business is diverse and our operations are integrated, it is impractical to segregate the assets and contributions of each operating division or SBU with precision. As a result, estimates and judgments have been made to apportion balance sheet and revenue and expense items.

    During 2000 and early 2001, we continued to pursue our acquisition strategy, which contemplates expansion in selected markets with significant growth and profitability potential. In 2001, we acquired Alleghany Asset Management, the fund management subsidiary of U.S. based Alleghany Corporation, for USD
825 million in cash. During November 2000, we entered into an agreement with National Australia Bank Limited to acquire the Michigan National corporation for $2.75 billion in cash. In January 2000, our offer to acquire Bouwfonds, a Dutch mortgage and real estate company, for a purchase price of EUR 1.21 billion was declared unconditional. We currently own 49.9% of Bouwfonds' shares and receive approximately 100% of Bouwfonds' revenues. Pursuant to our agreement to acquire Bouwfonds, we will acquire 100% of Bouwfonds' shares by 2004.

    Anticipating more banking sector consolidation in Hungary, we merged our local bank, ABN AMRO Magyar Bank, with Kereskedelmi is Hitelbank, which is controlled by the Belgian KBC Bank and Insurance group. We own a 40% stake in the new bank and this bank will rank second in the Hungarian market and will have a combined market share of approximately 15%. We intend to treat this new bank as a minority interest. In Taiwan, we acquired an 88% stake in the Taiwanese fund management company Kwang Hua Securities Ltd. which has $2.4 billion under management and ranks sixth among Taiwanese fund managers. The purchase price was EUR 451 million. We also acquired Bank of America's business in Taiwan. Other smaller acquisitions included increasing our interest in Banca di Roma from 9.65% to 10.2% and increasing our interest in Banca Antoniana Populare from 1.0% to 3.5% for a combined purchase price of EUR 111 million.

    In February 2001, we announced the sale of European American Bank to Citibank N.A. for $1.6 billion in cash, plus the assumption of $350 million of preferred share obligations. Proceeds from the sale of EAB are intended to help finance the Alleghany Asset Management and Michigan National transactions. The transaction is expected to close by mid-2001.

    During 1999, we acquired a 9.65% interest in Banca di Roma for a purchase price of approximately EUR 0.74 billion. During 1999, we also acquired a 5.71% interest in Banca Nazionale dell'Argricoltura, a full service commercial bank with 273 branches in Northern and Central Italy, for a purchase price of EUR
58 million and a 4.9% interest in Interbanca SpA, a Milan based merchant bank of which the majority is controlled by Banca Antoniana Populare Veneta, for a purchase price of EUR 28 million. In addition, we increased our controlling interest in Banco Real to 70% for an additional EUR 395 million. We also acquired a controlling interest in the Great Pacific Savings Bank in the Philippines for EUR 10 million and Bank of America's consumer banking businesses in India, Singapore and Taiwan for EUR 84 million.

    Our earnings and business are affected by general economic conditions, the performance of the financial markets, interest rate levels, currency exchange rates, changes in laws, regulations and the policies of central banks, particularly the Dutch Central Bank, the European Central Bank, the Federal Reserve Board and the Brazilian Central Bank, and competitive factors, in each case on a global, regional and/or national basis. For instance, changes in general economic conditions, the performance of financial markets, interest rate levels and the policies and regulations of central banks may affect, positively or negatively, our financial performance by affecting the demand for our products and services, reducing the credit quality of borrowers and counterparties and putting pressure on our loan loss reserves, changing the interest rate margin realized by the Bank between its lending and borrowing costs, changing the value of our investment and trading portfolios and putting pressure on its risk management systems. Changes in currency rates, particularly in the U.S. dollar-euro exchange rate, affect earnings reported by our foreign operations, and may affect revenues earned from foreign exchange dealing. Changes in regulatory policies may significantly increase the cost of compliance.

    We have economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with accuracy changes in economic or market conditions or in governmental policies and actions, it is difficult for us to anticipate the effects that such changes could have on our financial performance and business operations.

FINANCIAL OVERVIEW

    The following tables provide an analysis of our total revenue, operating profit before taxes, total assets, risk-weighted assets and offices and branches by operating division and independent subsidiaries for each of the three most recently completed years. Commencing with our fiscal year ending December 31, 2001, financial information will be presented in accordance with our new SBUs instead of by division.

                                                   2000       1999       1998       2000       1999       1998
                                                 --------   --------   --------   --------   --------   --------
                                                         TOTAL REVENUE               OPERATING PROFIT BEFORE
                                                                                              TAXES
                                                                      (IN MILLIONS OF EUR)
Netherlands Division...........................    4,013      3,989      3,717     1,083      1,369      1,157
International Division
  Europe (excluding The Netherlands)...........    1,925      1,590      1,455       539        353        339
  North America................................    3,327      2,753      2,372     1,156      1,099        886
  Latin America and the Caribbean..............    2,712      2,289      1,073       633        576        235
  Middle East and Africa.......................      190        139        119        58        (52)        45
  Asia/Pacific.................................      989        745        616       239        185         (3)
                                                  ------     ------     ------     -----      -----      -----
  Subtotal.....................................    9,143      7,516      5,635     2,625      2,161      1,502

Investment Banking Division....................    4,414      3,470      2,748       525        547        319
                                                  ------     ------     ------     -----      -----      -----
  Subtotal.....................................   17,570     14,975     12,100     4,233      4,077      2,978

ABN AMRO Lease Holding.........................      628        552        438       149        128        121
ABN AMRO Bouwfonds.............................      271         --         --       114         --         --
Unallocated result.............................                                      197         25       (303)
Release from fund for general banking risks....                                       32         20        101
                                                  ------     ------     ------     -----      -----      -----
ABN AMRO.......................................   18,469     15,527     12,538     4,725      4,250      2,897
                                                  ======     ======     ======     =====      =====      =====

                                                                AT DECEMBER 31,
                                        ---------------------------------------------------------------
                                          2000       1999       1998       2000       1999       1998
                                        --------   --------   --------   --------   --------   --------
                                                 TOTAL ASSETS               RISK-WEIGHTED ASSETS(1)
                                                             (IN MILLIONS OF EUR)
Netherlands Division..................  119,370     99,886     89,823     83,168     76,478     68,714
International Division
  Europe (excluding The
    Netherlands)......................   46,295     46,495     38,614     23,246     29,800     26,317
  North America.......................   90,781     77,683     65,489     62,305     51,786     39,714
  Latin America and the Caribbean.....   18,217     16,201     20,385     12,544     12,462     13,673
  Middle East and Africa..............    2,869      3,004      2,685      2,161      2,159      1,739
  Asia/Pacific........................   39,715     36,797     36,012     17,892     18,555     14,085
                                        -------    -------    -------    -------    -------    -------
  Subtotal............................  197,877    180,180    163,185    118,148    114,762     95,528

Investment Banking Division...........  199,555    169,347    172,306     43,659     47,199     45,182
                                        -------    -------    -------    -------    -------    -------
  Subtotal............................  516,802    449,413    425,314    244,975    238,439    209,424

ABN AMRO Lease Holding................    9,384      8,471      6,769      9,102      7,935      6,345
ABN AMRO Bouwfonds....................   16,983                            9,766
                                        -------    -------    -------    -------    -------    -------
ABN AMRO..............................  543,169    457,884    432,083    263,853    246,374    215,769
                                        =======    =======    =======    =======    =======    =======

------------------------

(1) Risk-weighted assets are the value of balance sheet assets and off- balance sheet items weighted for risk in accordance with applicable regulatory requirements.

                                                                      AT DECEMBER 31,
                                              ---------------------------------------------------------------
                                                2000       1999       1998       2000       1999       1998
                                              --------   --------   --------   --------   --------   --------
                                                FULL-TIME EQUIVALENT STAFF          OFFICES AND BRANCHES
Netherlands Division........................   26,132     26,057     25,801       863        915        937
International Division
  Europe (excluding The Netherlands)........    9,337      8,905      9,073       212        175        177
  North America.............................   16,870     15,905     15,638       410        408        408
  Latin America and the Caribbean...........   22,875     23,550     26,993     1,709      1,716      1,704
  Middle East and Africa....................    1,307      1,243      1,145        71         70         70
  Asia/Pacific..............................    8,733      8,413      6,348       202        195        170
  Central Staff.............................      202        335        403        --         --         --
                                              -------    -------    -------     -----      -----      -----
                                               59,324     58,351     59,600     2,604      2,564      2,529

Investment Banking Division.................   12,248     10,901     10,683       104        110        102
  of which included in International
    Division................................                                      (47)       (37)       (19)
Group staff.................................    5,917      5,268      4,947        --         --         --
                                              -------    -------    -------     -----      -----      -----
  Subtotal..................................  103,621    100,577    101,031     3,524      3,552      3,549

ABN AMRO Lease Holding......................    7,070      5,278      4,795        47         37         34
ABN AMRO Bouwfonds..........................    1,103         --         --        23         --         --
                                              -------    -------    -------     -----      -----      -----
ABN AMRO....................................  111,794    105,855    105,826     3,594      3,589      3,583
                                              =======    =======    =======     =====      =====      =====

RESULTS OF OPERATIONS

    For 2000, profit was below the record level of 1999 due to a one-time restructuring charge of EUR 900 million relating to the reorganization of our global business. Profit for 2000 decreased by EUR 72 million or 2.8% to EUR 2,498 million from EUR 2,570 million in 1999, which in turn represented a EUR 1,828 million or 40.6% increase from 1998. However, upon excluding the one-time restructuring charge of EUR 900 million, net profit in 2000 increased by EUR 527 million or 20.5%. The increase in net profits, excluding the one-time restructuring charge, was due to a combination of increased operating results and a decrease in provisioning, a lower tax rate and the sale of some minority interests.

    During 2000, revenues increased by EUR 2,942 million or 18.9% to EUR 18,469 million as compared to EUR 15,527 million in 1999 which was in turn a 23.8% increase in 1999 compared to 1998. Operating expenses increased by EUR 2,593 million or 24.4% to EUR 13,202 million as compared to EUR 10,609 million in 1999, which was a 21.9% increase compared to 1998. The increase in revenues resulted from higher interest revenues, higher commission income, lower provision for loan losses and lower (negative) adjustments of fixed financial assets. The increase in operating expenses was caused by higher staff costs, particularly salary increases and bonuses, higher information technology expenditure and rising facility costs, particularly an increase in rent and energy costs.

    The provision for loan losses decreased 5.5% in 2000 to EUR 617 million from EUR 653 million in 1999, reflecting decreased cross border provisions. The provision for loan losses had decreased in 1999 from EUR 941 million to EUR
653 million representing decreased cross border provisions. Our efficiency ratio, which is operating expenses as a percentage of total revenue, increased to 71.5% in 2000 from 68.3% in 1999, as compared to 69.4% in 1998.

    After taking into account Preference Share and Convertible Preference Share dividends and including the one-time restructuring charge of EUR 900 million, in 2000, profit available for distribution to Ordinary Shares decreased EUR
71 million to EUR 2,419 million from EUR 2,490 million in 1999, which in turn was a 42.5% increase from 1998. Net profit per Ordinary Share was EUR 1.63 and EUR 1.72 in 2000 and 1999, representing a decrease of 5.2% in 2000 and an increase of 39.8% in 1999.

NET INTEREST REVENUE

    Net interest revenue rose by EUR 717 million or 8.25% to EUR 9,404 million as compared to 1999. In 1999, net interest revenue rose by EUR 1,489 million or 20.7% to EUR 8,687 million as compared to 1998. In 2000, the total net interest margin for The Netherlands Division was 1.74%, which was fractionally lower compared to 2.05% in 1999, although both retail and commercial lending volume grew substantially. In the International Division, interest revenue grew by EUR 844 million to EUR 5,805 million or 17.0%, partly due to currency exchange differences.

NET COMMISSIONS

    In 2000, net commissions, which consist of revenue from payment services, securities, letters of credit and other financial guarantees and commissions generated from the sale of insurance policies, rose by EUR 1,425 million to EUR 5,880 million, or 32.0% as compared to 1999. The increase was attributable to increases in commissions on securities and payment services and asset management and trust fee income.

    In 1999, net commissions rose by EUR 1,067 million to EUR 4,455 million, or 31.5% as compared to 1998. The increase was attributable to the contribution of Banco Real and increases in commissions on securities and payment services and asset management and trust fee income.

RESULTS FROM FINANCIAL TRANSACTIONS

    Results from financial transactions, which reflect primarily securities, foreign exchange and derivatives trading, increased by EUR 195 million, or by 14.2% to EUR 1,569 million in 2000. Results from financial transactions increased primarily due to EUR 137 million from derivatives trading and EUR 71 million from foreign exchange dealing.

    In 1999, results from financial transactions, increased EUR 221 million or 19.2% to EUR 1,374 million. Results from financial transactions increased primarily due to improved performance from trading in emerging market debt instruments, which went from a 1998 loss of EUR 139 million to a profit of EUR 41 million in 1999. Derivatives trading produced higher revenue as well, increasing EUR 183 million or 97.3%. The results from securities trading remained at the same level as 1999 due to lower performance of fixed income trading.

OTHER REVENUE

    In 2000, other revenues, which consist principally of results from mortgage origination fees, mortgage servicing fees, leasing activities, participating interests, insurance activities and securitizations, increased by EUR 511 million or 78.1%. This was primarily due to the Bank's U.S. mortgage business, which is one of the largest originators of mortgage loans in the United States, and property development by Bouwfonds, whose results were consolidated for the full year. Revenue from securities and participating interests rose by EUR 94 million, primarily from the sale of several minority interests. Other revenues increased by EUR 212 million or 26.5% in 1999 over 1998 levels due primarily to the full year consolidation of Banco Real and from an increase in the Bank's U.S. mortgage business.

OPERATING EXPENSES

    Operating expenses, which consists of staff costs, other administrative expenses and depreciation, increased in 2000 by EUR 2,593 million or 24.4% to EUR 13,202 million. If the impact of acquisitions, higher exchange rates and the one-time restructuring charge are excluded, the increase was 13.9%. Among the factors increasing operating expenses were new hirings, higher performance-related bonuses in our investment banking business and the one-time restructuring charge. Operating expenses increased in 1999 by EUR 1,905 million or 21.9% to EUR 10,609 million. If the impact of acquisitions and higher exchange rates are excluded, the increase was 9.9%. In 1999, operating expenses increased over 1998 levels due to internal growth, several new information technology projects and higher performance related bonuses. Global Transaction Services and the Year 2000 preparation also generated considerable IT activity during 1999.

    In 2000, staffing costs increased by EUR 1,692 to EUR 7,460 million. In 1999, staffing costs increased by 23.9% to EUR 5,768 million. The full-time equivalent work force, including temporary staff, increased by 5,939 during 2000 to 111,794 at December 31, 2000, after increasing in 1999 by only 29 employees to 105,855 at December 31, 1999. During 2000, the full-time equivalent workforce in the International Division increased by 1.7%. The Investment Banking Division increased its full-time work force by 12.4%. This principally was due to an increase in investment banking business in London and Asia. The Netherlands Division increased its full-time work force by 0.3%.

    During 1999, the full-time work force in the International Division decreased by 2%, mainly due to a new method being used by Banco Real to calculate part-time employees and holiday workers, which resulted in a decrease in the number of Banco Real employees. This decrease was partially offset by an increase in staff in Asia as a result of the integration of the acquired consumer banking activities from Bank of America in Taiwan, India and Singapore. The Investment Banking and the Netherlands Divisions slightly increased their full-time equivalent work forces by 3.2% and 1.0%, respectively, mainly due to organic growth.

    Other administrative expenses, which consist of office overhead, automation costs, advertising costs and other general expenses, increased by EUR 760 million or 18.8% during 2000 to EUR 4,801 million, after increasing
EUR 660 million or 19.5% during 1999 to EUR 4,041 million. Information technology, housing and consulting costs in particular increased in both 1999 and 2000 as a result of a variety of automation and efficiency efforts. Non-recurring expenses partly caused administrative expenses to increase in both years.

PROVISION FOR LOAN LOSSES

    Provision for loan losses decreased by 5.5% from EUR 653 million in 1999 to EUR 617 million in 2000. In light of lower exposure in some developing countries, cross-border provisions of EUR 197 million were released in 2000 in addition to the release of EUR 25 million in 1999. Provision for loan losses relating to specific bad debt provisions were higher in 2000, increasing by EUR 136 million or 20.1% to EUR 814 million. The provision for loan losses in The Netherlands increased by 15.7%, but was lower in Latin America, the Caribbean, Africa and the Middle East. In 2000, EUR 32 million was released from the Fund for general banking risks compared to EUR 20 million in 1999. Movements in the Fund for general banking risks during 2000 resulted in the Fund's level of EUR 1,319 million at December 31, 2000. The combined provision for loan losses and release from the fund for general banking risks amounted to EUR 585 million in 2000 compared to EUR 633 million in 1999.

    Provision for loan losses fell from EUR 941 million in 1998 to EUR 653 million in 1999. In light of lower exposure in some developing countries, cross-border provisions of EUR 25 million were released in 1999, as compared to the addition of EUR 303 million in 1998. Provision for loan losses relating to specific bad debt provisions were higher in 1999, increasing by EUR 40 million or 6.3% to EUR 678 million. The provision for loan losses were higher particularly in the Middle East and Africa and North America, but lower in Asia and The Netherlands. Without the acquisition of Banco Real, the provision for loan losses decreased by EUR 24 million. In 1998, EUR 101 million was released from the Fund for general banking risks and in 1999 EUR 20 million was released. Movements in the Fund for general banking risks during 1999 resulted in the Fund's level of EUR 1,232 million at December 31, 1999. The combined provision for loan losses and release from the fund for general banking risks amounted to EUR 633 million in 1999 compared to EUR 840 million 1998.

    For further information concerning our loan loss provisioning policy, specific allowances for loan losses and country risk, Fund for general banking risks and credit quality ratios, see Item III.A. Selected Financial Data and notes 14 and 34 to the Consolidated Financial Statements.

VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    In both 1999 and 2000, value adjustments to financial fixed assets included unrealized differences in the value of some shares in the Bank's investment portfolios arising from increases and/or decreases in the stock market prices of these shares in 2000.

INCOME TAXES

    Income taxes on operating profit in 2000 increased slightly from EUR 1,320 million to EUR 1,324 million, which excludes EUR 301 million in income taxes in connection with the one-time EUR 900 million restructuring charge. Income taxes in 1999 were up 45.4% or EUR 412 million to EUR 1,320 million, mainly attributable to higher operating results and the acquisition of Banco Real. The effective tax rate declined to 28.0% in 2000 from 31.1% in 1999, which was down from 31.3% in 1998. The effective tax rate is affected by changes in the relative contributions to income from different countries as well as the level of tax exempt income. The primary reason for the decline in 2000 and 1999 was due to higher tax exempt revenues in The Netherlands.

MINORITY INTERESTS

    Minority interests decreased from EUR 360 million to EUR 304 million. The reasons contributing to the decrease in minority interest was due to our increased ownership in Banco Real, an increase in the external shareholders' share of loan losses in Thailand and the redemption of preferred shares classified as minority interests in the United States.

    In, 1999, minority interests increased from EUR 161 million to EUR 360 million, reflecting the issuance of additional preferred stock by our U.S. organization, primarily to finance acquisitions, and the incorporation in the 1999 figures of the average remaining minority interest of approximately 40% in Banco Real's results.

RESULTS OF OPERATIONS BY DIVISION

NETHERLANDS DIVISION

    The following table sets forth selected information pertaining to the Netherlands Division.

                                                                2000        1999        1998
                                                              ---------   ---------   ---------
                                                                     (IN MILLIONS OF EUR
                                                               EXCEPT STAFF, OFFICES, BRANCHES
                                                                      AND PERCENTAGES)
Net interest revenue........................................     2,757      2,888       2,641
Net commissions.............................................     1,036        894         837
Results from financial transactions.........................        35         67          76
Other revenue...............................................       185        140         163
                                                               -------     ------      ------
Total revenue...............................................     4,013      3,989       3,717
Operating expenses..........................................     2,859      2,511       2,425
Provisions for loan losses..................................        96         83         100
Value adjustments to financial fixed assets.................       (25)        26          35
                                                               -------     ------      ------
Operating profit before taxes...............................     1,083      1,369       1,157
                                                               =======     ======      ======

Total assets................................................   119,370     99,886      89,823
Risk-weighted assets........................................    83,168     76,478      68,714
Full-time equivalent staff..................................    26,132     26,057      25,801
Number of offices and branches..............................       863        915         937
Efficiency ratio (in %).....................................      71.2       62.9        65.2

    In 2000, the Netherlands Division achieved a EUR 286 million or 20.9% decrease in operating profit before taxes as compared to 1999, when operating profit before taxes increased by EUR 212 million or 18.3% as compared to 1998. Total revenue in 2000 increased EUR 24 million or 0.6% over 1999 levels, following an increase in 1999 of EUR 272 million or 7.3% as compared to 1998. Operating expenses increased by EUR 348 million or 13.9% in 2000 as compared to 1999, following an increase in 1999 of EUR 86 million or 3.5% as compared to 1998.

NET INTEREST REVENUE

    Net interest revenue decreased in 2000 by EUR 131 million or 4.5%. The decrease was due to tighter margins and narrower product spreads.

    Net interest revenue grew in 1999 by EUR 247 million or 9.4%. The improvement came from growth of total assets of EUR 10.1 billion, following growth of net interest revenue in 1998 by EUR 228 million or 9.4%. The European Central Bank decreased its interest rates in April 1999, but increased them at year-end. The EURIBOR 3-month rate averaged 2.96% in 1999 which, was below the 1998 level of 3.45%. At year-end, the EURIBOR rate was back at 3.35%. The average yield on government bonds averaged 4.61% in 1998 and 4.63% in 1999, which was essentially unchanged. However, 1999 was generally characterized by an increasing yield curve.

    Average total assets rose in 2000, up EUR 18.3 billion or 18.6% as compared to 1999. Average private sector loan volume increased by 10.6% from EUR 87.7 billion in 1999 to EUR 97.1 billion in 2000. Loans to corporations increased by 12.8% from EUR 39.3 billion in 1999 to EUR 44.4 billion in 2000. Residential mortgage volume increased in 2000 by EUR 3.5 billion or 9.2% over 1999 levels.

    Average total assets rose in 1999, up EUR 9.9 billion or 11.2% as compared to 1998. Average private sector loan volume increased by 9.4% from EUR 80.2 million in 1998 to EUR 87.7 million in 1999. Loans to corporations increased by 1.4% from EUR 38.8 billion in 1998 to EUR 39.3 billion in

1999. Residential mortgage volume increased in 1999 by EUR 7.0 billion or 21.1% over 1998 levels, with interest rates rising in the second half of 1999. This interest rate rise also caused a significant slowdown in mortgage prepayments and refinancings.

NET COMMISSIONS

    The following table sets forth total net commissions and the components thereof for the Netherlands Division for each of the three most recently completed years.

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Payment services............................................     405       387        336
Insurance...................................................     139       126        118
Securities..................................................     416       302        301
Asset management and trust services.........................      34        29         27
Other.......................................................      42        50         55
                                                               -----       ---        ---
TOTAL NET COMMISSIONS.......................................   1,036       894        837
                                                               =====       ===        ===

    Net commission revenue from payment services increased in 2000 by 4.7% to EUR 405 million. Commissions revenue from cross-border payments increased slightly.

    Net commission revenue from payment services increased in 1999 by 15.2% to EUR 387 million. Total domestic payment commissions rose as a result of brokerage commissions from the sales of bank notes denominated in currencies from countries participating in the European Monetary Union. Commissions revenue from cross-border payments declined slightly.

    Commissions earned on life and non-life insurance products increased in 2000 by 10.3% to EUR 139 million due to our continued strategy to market insurance sales in the retail and wholesale markets. We also have continued to offer new insurance products linked to bank products and have had an increase in sales of pension related insurance products. Commissions earned on life and non-life products also increased in 1999 as compared to 1998.

    Securities commissions increased in 2000 by 37.7% to EUR 416 million due to market conditions which resulted in increased stock trading. Custodial assets grew to EUR 34 million, up 17.2% from 1999, causing gross custody fee revenue to increase by 14.2%. The Bank's electronic share dealing services, which are available 24 hours a day, 7 days a week for securities trading, saw another successful year, with 24% of securities orders placed via Investment Line, 12% of securities orders place via HomeNet and 16% via Online Investor.

    Securities commissions remained relatively unchanged in 1999 from 1998. The volatile stock market climate depressed total brokerage commissions, including commissions from transactions in our investment funds. But the custodial assets grew to EUR 530 billion, up 15.2% from 1998, causing gross custody fee revenue to increase by 0.9%.

RESULTS FROM FINANCIAL TRANSACTIONS

    The following table sets forth the results from financial transactions and its components for the Netherlands Division for each of the three most recently completed years.

                                                                    2000          1999          1998
                                                                  --------      --------      --------
                                                                          (IN MILLIONS OF EUR)
Foreign exchange dealing....................................         33            25            61
Securities and other results from financial transactions....          2            42            15
                                                                    ---           ---           ---
Total results from financial transactions...................         35            67            76
                                                                    ===           ===           ===

    In 2000, results from financial transaction decreased by EUR 32 million or 47.8%. This was due to lower revenues from participating interests.

    In 1999, for the Netherlands Division, results from financial transactions were down EUR 9 million or 11.8% due to the introduction of the euro. Foreign exchange dealing results are no longer realized on the sales of bank notes in currencies of countries which take part in the European Monetary Union. This decrease was partly compensated for by higher commission income. Furthermore, higher income was obtained from the sales of shares.

OTHER REVENUE

    Other revenue for the Netherlands Division consists principally of results from insurance activities, participating interests and, to a lesser extent, property development and rental revenue. Other revenue derived from insurance consists of the underwriting results, excluding staff expenses, of ABN AMRO Levensverzekering, our life insurance subsidiary, and our property and casualty insurance subsidiaries, including ABN AMRO Schadeverzekering.

    Other revenue increased by 32.1% to EUR 185 million in 2000 due to higher revenues from participating interests. In addition, in 1999, the insurance companies achieved growth in gross premium income. ABN AMRO Levensverzekering and ABN AMRO Schadeverzekering generated gross premium income of EUR 977 million, which was up EUR 259 million from EUR 718 million in 1999. New and well-received insurance products linked to bank products, combined with the greater attention paid to insurance sales by the branch network, increased sales.

OPERATING EXPENSES

    The following table sets forth operating expenses for the Netherlands Division for each of the three most recently completed years.

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Staff costs.................................................   1,524      1,393      1,297
Other administrative expenses...............................   1,049        822        842
Depreciation................................................     286        296        286
                                                               -----      -----      -----
Total.......................................................   2,859      2,511      2,425
                                                               =====      =====      =====

    Operating expenses in 2000 increased by EUR 348 million or 13.9% to EUR 2,859 million, mainly due to an increase in staff costs and other administrative expenses.

    Staff costs rose by EUR 131 million or 9.4% in 2000 to EUR 1,524 million, due to wage increases and profit sharing under our collective labor agreement. At year-end 2000, the full-time equivalent workforce, including temporary staff, totaled 26,132, representing a rise of 0.3% as compared to 1999. Given the performance of the company pension fund, in 2000, as in 1999, no contributions were made.

    Other administrative expenses increased in 2000 by EUR 227 million or 27.6%, due to increased costs for information and communication technology.

    Depreciation decreased by EUR 10 million or 3.4% in 2000, primarily in connection with housing and information technology. Capital expenditure on information technology equipment in The Netherlands was EUR 357 million in 2000.

    Operating expenses in 1999 were up EUR 86 million or 3.5% to EUR 2,511 million, mainly due to an increase in staff costs.

    Staff costs rose by EUR 96 million or 7.4% in 1999, partly as a result of a small increase in staffing levels, the general 3.25% wage increase in June and October 1999 under the Bank's collective labor agreement and increased staff overhead costs from supporting divisions. In addition, staff costs for support services, notably in respect of information technology, the Global Transaction Services projects and human resources, were substantially higher. Given the strong performance of the company pension fund in 1999, no contributions were made, as compared to contributions of EUR 35 million in 1998, which is also only a part of the normal pension contribution to be paid by the bank. At year-end 1999, the full-time equivalent workforce, including temporary staff, totaled 26,057, representing a rise of 1.0% as compared to 1998. Other administrative expenses decreased in 1999 by EUR 20 million or 2.4%, due to tighter cost control.

    Depreciation increased by 3.5% in 1999, primarily in connection with housing and information technology. Capital expenditure on information technology equipment in The Netherlands was EUR 205 million in 1999.

LOANS, PROVISION FOR LOAN LOSSES AND VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    Private sector loans rose by EUR 8.7 million or 9.8% to EUR 97.3 billion. The total amount of private sector loans outstanding fluctuated considerably during 2000 primarily due to bridge financing requirements for our corporate clients in connection with the issuance of shares. Our market share in the mortgage market decreased to 19.6% due to our continued strategy to concentrate more on quality and profitability and less on market share. EUR 2.5 billion of the mortgage portfolio is securitized. The provision for loan losses increased slightly in 2000 by EUR 13 million to EUR 96 million. Risk-weighted total assets of the Netherlands Division amounted to EUR 83,168 million at year-end 2000, up 8.7% or EUR 6.690 million from 1999.

    Value adjustments to financial fixed assets showed a gain of EUR 25 million in 2000, reflecting unrealized profits on shares held in our share investment portfolio.

    In 1999, private sector loans rose by 9.9% to EUR 88.6 billion. The mortgage market experienced strong volume growth by increasing 20% to EUR 43 billion, with the growth being especially strong in the first half of 1999 as compared with same period in 1998, primarily as a result of falling interest rates. Our market share fell slightly to 22.7%, as a result of the decision to concentrate more on quality and profitability and less on market share. EUR 2.5 billion of the mortgage portfolio is securitized. The provision for loan losses decreased in 1999 by EUR 17 million or 17% to EUR 83 million due to a further improvement of the loan portfolio's quality and the favorable economic situation in the Netherlands. Risk-weighted total assets of the Netherlands Division amounted to EUR 76,478 million at year-end 1999, up 11.3% or EUR 7,764 million from 1998.

    Value adjustments to financial fixed assets showed a loss of EUR 26 million in 1999, reflecting unrealized losses on shares held in the share investment portfolio.

INTERNATIONAL DIVISION

    The following table sets forth selected information pertaining to the International Division for each of the three most recently completed years.

                                                                 2000         1999         1998
                                                              ----------   ----------   ----------
                                                               (IN MILLIONS OF EUR EXCEPT STAFF,
                                                               OFFICES, BRANCHES AND PERCENTAGES)
Net interest revenue........................................     5,805        4,961        3,858
Net commissions.............................................     2,193        1,706        1,105
Results from financial transactions.........................       344          403          393
Other revenue...............................................       801          446          279
                                                               -------      -------      -------
Total revenue...............................................     9,143        7,516        5,635

Operating expenses..........................................     5,971        4,814        3,588
Provisions for loan losses..................................       557          541          528
Value adjustments to financial fixed assets.................       (10)          --           17
                                                               -------      -------      -------
Operating profit before taxes...............................     2,625        2,161        1,502
                                                               =======      =======      =======
Analysis of operating profit before taxes:
Europe (excluding The Netherlands)..........................       539          353          339
North America...............................................     1,156        1,099          886
Latin America and the Caribbean.............................       633          576          235
Middle East and Africa......................................        58          (52)          45
Asia/Pacific................................................       239          185           (3)
                                                               -------      -------      -------
Operating profit before taxes...............................     2,625        2,161        1,502
                                                               =======      =======      =======
Total assets................................................   197,877      180,180      163,185
Risk-weighted assets........................................   118,148      114,762       95,528
Full-time equivalent staff..................................    59,324       58,351       59,600
Number of offices and branches..............................     2,604        2,564        2,529
Efficiency ratio (%)........................................      65.3         64.1         63.7

    Operating profit before taxes in 2000 increased by EUR 464 million or 21.5% to EUR 2,625 million. The International Division's contribution to pre-tax group profit increased from 50.8% in 1999 to 55.6% in 2000. Europe and Asia both performed very well, with Europe's operating profit before taxes up
EUR 186 million or 52.7% and Asia's operating profit before taxes up
EUR 54 million or 29.2%. Assuming unchanged average exchange rates and excluding acquisitions, operating profit before taxes of the International Division would have increased EUR 268 million or 12.4%.

    Operating profit before taxes in 1999 increased by EUR 659 million or 43.9% to EUR 2,161 million, of which EUR 323 million was attributable to the acquisition of Banco Real and Bandepe. The International Division's contribution to pre-tax group profit decreased from 51.8% in 1998 to 50.8% in 1999. The North America region performed well, with operating profit before taxes up
EUR 1,099 million or 24.0% from 1998. Assuming unchanged average exchange rates and excluding acquisitions, operating profit before taxes of the International Division would have increased EUR 120 million or 5.9%.

NET INTEREST REVENUE

    Net interest revenue in 2000 improved by EUR 844 million or 17.0%, of which EUR 646 million was due to currency translation differences and EUR 198 million was due to internal growth. The net interest margin for the International Division decreased from 2.93% in 1999 to 2.82% in 2000, due mainly to lower interest margins in South America.

    Net interest revenue in 1999 improved by EUR 1,103 million or 28.6%, of which approximately EUR 277 million was due to internal growth and currency translation differences and approximately EUR 826 million resulted from acquisitions, principally the acquisition of Banco Real. Our operations in the United States contributed significantly to the growth in interest revenue as a result of volume growth. The net interest margin for the International Division increased from 2.45% in 1998 to 2.93% in 1999, due to the acquisition of Banco Real.

NET COMMISSIONS

    The following table sets forth total net commissions and its components for the International Division for each of the three most recently completed years.

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Payment services............................................     902        743        392
Insurance...................................................      72         49         36
Securities..................................................     422        326        235
Asset management and trust services.........................     351        302        194
Guarantees..................................................     100         87         68
Other.......................................................     346        199        180
                                                               -----      -----      -----
Total net commissions.......................................   2,193      1,706      1,105
                                                               =====      =====      =====

    Net commissions in 2000 improved by EUR 487 million or 28.5% to EUR 2,193 million. Payment services increased by EUR 159 million or 21.4%. Securities commissions increased by EUR 96 million or 29.4% due to increased securities trading. In 2000, the increase in fees from asset management and trust services of EUR 49 million or 16.2% was also mainly due to increases in Europe and Asia. The increase in 2000 in other net commissions, which include mortgage loan servicing fees and financial advisory fees, including from mergers and acquisitions, of EUR 147 million or 73.9% was mainly due to increases in Asia and North America.

    Net commissions in 1999 improved sharply, up EUR 601 million or 54.4% to EUR 1,706 million. Payment services increased by EUR 351 million or 89.5%, mainly due to the acquisition of Banco Real. The volatility of world stock markets further boosted securities commissions by EUR 91 million or 38.7%. In 1999, the increase in fees from asset management and trust services of EUR 108 million or 55.7% was also mainly due to the acquisition of Banco Real and higher volumes in Europe. The increase in 1999 in other net commissions, which include mortgage loan servicing fees and financial advisory fees, including from mergers and acquisitions, of EUR 19 million or 10.6% was mainly due to increases in the Asia Pacific region.

RESULTS FROM FINANCIAL TRANSACTIONS

    The following table sets forth total results from financial transactions and the principal components thereof for the International Division for each of the three most recent years.

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Securities trading..........................................     122        97         41
Foreign exchange dealing....................................     335       326        338
Derivatives trading.........................................      56        46         36
Other.......................................................    (169)      (66)       (22)
                                                                ----       ---        ---
Total results from financial transactions...................     344       403        393
                                                                ====       ===        ===

    Results from financial transactions in 2000 decreased EUR 59 million or 14.6% as compared to 1999. This was mainly due to the results from our hedging activities in connection with U.S. dollars. Results from financial transactions in 1999 increased EUR 10 million or 2.5% as compared to 1998.

OTHER REVENUE

    Other revenue in 2000 rose by EUR 355 million or 79.6% mainly due to higher income from our U.S. mortgage origination, securitization and servicing business. Other revenue in 1999 rose significantly by EUR 167 million or 59.9% mainly due to higher income from our U.S. mortgage origination, securitization and servicing business and higher income from insurance companies as a result of the consolidation of Banco Real.

OPERATING EXPENSES

    The following table sets forth operating expenses for the International Division for each of the three most recently completed years.

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Staff costs.................................................   3,194      2,444      1,841
Other administrative expenses...............................   2,353      2,012      1,491
Depreciation................................................     424        358        256
                                                               -----      -----      -----
                                                               5,971      4,814      3,588
                                                               =====      =====      =====

    In 2000, the EUR 1,157 million or 24.0% increase in operating expenses largely stemmed from higher performance-related bonuses in corporate banking of EUR 71 million and higher currency exchange rates of EUR 568 million. Staff costs increased by EUR 750 million or 30.7% to EUR 3,194 million due to higher currency exchange rates, an increase in the number of full-time employees and higher performance-related bonuses in corporate banking. Other administrative expenses, including depreciation, increased EUR 407 million or 17.2% in 2000 due to currency exchange rate effects, as well as to higher expenditure on information and computer technology and facility costs.

    In 1999, the EUR 1,226 million or 34.2% increase in operating expenses largely stemmed from acquisitions of EUR 833 million, higher bonuses of EUR 76 million and higher currency exchange rates of EUR 135 million. Staff costs increased by EUR 603 million to EUR 2,444 million due to the full year consolidation of Banco Real, increase of the USD against the euro and higher performance related bonuses. Other administrative expenses, including depreciation, increased EUR 623 million or 35.7% in 1999 due to the above mentioned acquisition and currency exchange rate effects, as well as to higher expenditure on IT and facility costs.

PROVISION FOR LOAN LOSSES AND VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    Provision for loan losses increased in 2000 by EUR 16 million or 3.0% to EUR 557 million. The increase in provision for loan losses in 2000 related mainly to higher losses in North America and Thailand. Risk-weighted total assets of the International Division totaled EUR 118.1 billion at December 31, 2000, an increase of 3.0% over risk-weighted total assets for the International Division at December 31, 1999.

    Provision for loan losses increased in 1999 by EUR 13 million or 2.5% to EUR 541 million. Risk-weighted total assets of the International Division totaled EUR 114.8 billion at December 31, 1999, an increase of 20.1% over risk-weighted total assets for the International Division at December 31, 1998. The increase in provision for loan losses in 1999 related mainly to higher losses in

North America and Middle East and African regions, which were partially offset by lower provisions in Asia.

    For 2000, the value of financial fixed assets was adjusted upward. For 1999, no adjustments were made in the value of financial fixed assets.

    Set forth below is a discussion, by region, of the operating results of the International Division.

EUROPE (EXCLUDING THE NETHERLANDS)

    In 2000, operating profit before taxes rose by 52.7% from EUR 353 million to EUR 539 million. This strong growth was due to our strong performance in Belgium, France, Luxembourg, Switzerland and the United Kingdom, especially in the areas of corporate banking and private banking. Our European results were also due to favorable equity markets and the favorable exchange rates of the Euro.

    In Central Asia, both Uzbekistan and Kazakhstan had successful years. Results in all our businesses in Central and Eastern Europe also increased, primarily due to increases in wholesale banking. In addition, we continued to expand in Romania.

    In 1999, operating profit before taxes rose by 4.1% from EUR 339 million to EUR 353 million. Progress was made in the European market outside The Netherlands in all four client segments in which we focus: large multinational corporations, European companies with substantial cross border business, financial institutions and private banking. Growth in business more than compensated for the reduction in revenue from foreign exchange operations and corresponding banking caused by the introduction of the euro. The private banking business did particularly well with contributions from international private banking in Switzerland and Luxembourg. In France, all business lines made positive contributions, and the acquisitions of Banque Demachy and Banque du Phenix in 1998 were completely integrated into our existing operations in 1999. Germany also had positive operations which contributed to our performance. In Italy, higher profits were achieved in the Milan and Rome branches, and other southern European countries also reported improved results again, especially Turkey and Greece. Business was strong in Ireland, benefiting from Ireland's buoyant economy. The Central and European branches, including Moscow, recovered well from the Russian crisis, which depressed performance in 1998. The contribution by Romania rose in part as a result of opening a small number of branches throughout the country. In Hungary, the extensive restructuring program to modernize Magyar Hitel Bank continued.

NORTH AMERICA

    Operating profit before taxes rose by 5.2% from EUR 1,099 million in 1999 to EUR 1,156 million in 2000. The improvement was primarily attributable to continued growth of middle market lending volume at LaSalle (Illinois) and EAB's (New York) strong performance. Higher average currency rates accounted for EUR 195 million of the increase. In 2000, changes in our U.S. business due to operations and dispositions had an effect on our overall results of North America. The transfer of our branches in Canada, Mexico, certain U.S. branches and other investment banking activities to the Investment Banking Division had little effect on our revenue for this region. Also, our expansion in the Midwest with the acquisition of Michigan National Corporation, is expected to increase our presence and revenues in North America.

    During 2000, the LaSalle Group and EAB each benefited again from the continuation of high net interest margins and loan volume growth. Net interest margins remained at attractive levels in 2000. LaSalle and EAB had net interest margins of 2.6% (2.8% in 1999) and 3.1% (3.6% in 1999) respectively. Private sector loans grew 16.8% for the LaSalle Group and 32.9% for EAB. In 2000, the contribution of North America to the operating profit before taxes decreased to 24.5% due to a higher provision for loan losses.

    In 1999, the contribution of North America to the operating profit before taxes of the International Division decreased to 50.9% due to the full year consolidation of Banco Real, which is part of the Latin American and Caribbean region. North American operating profit before taxes rose from EUR 886 million in 1998 to EUR 1,099 million in 1999, an increase of 24.0%. This improvement was primarily attributable to our local banks in the United States, mainly LaSalle and EAB.

    During 1999, the LaSalle Group and EAB each benefited again from the continuation of high net interest margins and loan volume growth. Net interest margins remained at attractive levels in 1999. LaSalle, EAB and Standard Federal had net interest margins of 2.8% (2.8% in 1998), 3.6% (4.0% in 1998) and 2.5%
(2.5% in 1998), respectively. Private sector loans grew 25.3% for the LaSalle Group and 34.3% for EAB.

LATIN AMERICA AND THE CARIBBEAN

    In 2000, operating profit before taxes in this region increased from EUR 576 million to EUR 633 million, an increase of 9.9%. This increase was attributable to an expanding Brazilian economy and improved results from Argentina and Uruguay.

    Operating profit before taxes in this region more than doubled from EUR
235 million to EUR 576 million, an increase of 145.1% in 1999. Of this increase, EUR 323 million was attributable to Banco Real and affiliates in Brazil, while the balance resulted from improvements in almost all other countries in the region. Brazil did well with moderately lower results in consumer finance offset by very positive results in treasury and corporate banking. Additionally, Banco de Estado de Pernambuco, which was acquired in November 1998, was reorganized, streamlined and refocused in 1999. Outside of Brazil, the acquisition of Banco Real included offices in Argentina, Bolivia, Chile, Colombia, Panama, Paraguay and Uruguay. In 1999, these offices were fully integrated into our existing offices in those countries.

MIDDLE EAST AND AFRICA

    Operating profit before taxes in this region in 2000 increased from a loss of EUR 52 million in 1999 to a gain of EUR 58 million. This was because this region did not experience the same level of loan losses that occurred in 1999.

    Doubtful debts incurred in 1999 were the primary reason for 1998's pre-tax profit of EUR 45 million becoming a loss of EUR 52 million in 1999. Nevertheless, commercial and consumer banking showed strong growth in several countries, and investment banking was also successful mainly as a result of a greater emphasis on cross-selling. Additionally, Morocco's results improved, although South Africa's operating results were disappointing. Kenya also had lower than expected results as a result of poor economic conditions and unfavorable interest rate moves.

ASIA/PACIFIC

    Operating profit before taxes increased from EUR 185 million in 1999 to EUR 239 million in 2000, an increase of 29.2%. This was due to strong performances in consumer banking and, private banking and a general regional economic recovery.

    In 1999, operating profit before taxes improved from a loss of EUR
3 million to a profit of EUR 185 million, as a result of key countries such as India, Pakistan and Singapore experiencing moderate growth in most lines of business, with treasury and fixed income, structured finance and private banking growing the most. Our consumer banking position was strengthened with the opening of a new branch in Hong Kong and one in the Pudong area of Shanghai, as well as the upgrading of its Beijing operations. The customer base in Thailand reached one million clients in 1999. In Taiwan, the retail operations of Bank of America which were purchased by us, were integrated into our existing activities and two additional branches were opened.

INVESTMENT BANKING DIVISION

    The following table sets forth selected information pertaining to the Investment Banking Division for each of the three most recently completed years.

                                                                 2000         1999         1998
                                                              ----------   ----------   ----------
                                                               (IN MILLIONS OF EUR EXCEPT STAFF,
                                                               OFFICES, BRANCHES AND PERCENTAGES)
Net interest revenue........................................       502          640          519
Net commissions.............................................     2,491        1,739        1,355
Results from financial transactions.........................     1,189          904          684
Other revenue...............................................       232          187          190
                                                               -------      -------      -------
Total revenue...............................................     4,414        3,470        2,748
Operating expenses..........................................     3,793        2,880        2,382

Provision for loan losses...................................       104           34            2
Value adjustments to financial fixed assets.................        (8)           9           45
                                                               -------      -------      -------
Operating profit before taxes...............................       525          547          319
                                                               =======      =======      =======
Total assets................................................   199,555      169,347      172,306
Risk-weighted assets........................................    43,659       47,199       45,182
Full-time equivalent staff..................................    12,248       10,901       10,683
Number of offices and branches..............................       104          110          102
Efficiency ratio (%)........................................      85.9         83.0         86.7

    Operating profit before taxes decreased by 4.0% or EUR 22 million to EUR 525 million in 2000, due to an increase in the provision for loan losses.

    Operating profit before taxes rose by 71.5% or EUR 228 million to EUR
547 million in 1999, as result of improved market conditions and better performance of most lines of business. The main contributors to the higher profits were the equity business, asset management and trust services and fees from mergers and acquisitions.

NET INTEREST REVENUE

    In 2000, net interest revenue decreased by EUR 138 million or 21.6% to EUR 502 million due to a flattening yield curve, tighter margins and sales from our investment portfolio in 1999. In 1999, net interest revenue increased by EUR 121 million or 23.3% to EUR 640 million.

NET COMMISSIONS

    The following table sets forth total net commissions and its components for the Investment Banking Division for each of the three most recently completed years.

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Payment services............................................      78         46         50
Securities..................................................   1,567      1,082        901
Asset management and trust services.........................     327        229        183
Other.......................................................     519        382        221
                                                               -----      -----      -----
Total net commissions.......................................   2,491      1,739      1,355
                                                               =====      =====      =====

    Net commissions for 2000 increased by EUR 752 million or 43.2% to EUR 2,491 million. This increase was due to favorable conditions in world markets which benefited our equity business.

    Net commissions for 1999 increased by EUR 384 million or 28.3% to EUR
1,739 million, which accounted for 50.1% of total revenue. The increase was primarily related to securities and other commissions. Securities commissions increased primarily as a result of higher revenues from our investment funds and brokerage activities.

    Custody fee income was EUR 38 million in 2000, an increase of EUR 1 million or 2.7% from 1999, due to an increase in assets under custody. Custody fee income was EUR 37 million in 1999, an increase of EUR 4 million or 12.1% from 1998, due to an increase in assets under custody.

    Asset management and trust fee income in 2000 increased 42.8% to EUR
327 million. Assets managed worldwide increased 13.7% from EUR 113 billion at year-end 1999 to EUR 128 billion at year-end 2000, largely due to organic growth.

    Asset management and trust fee income in 1999 increased 25.1% to EUR
229 million. Assets managed worldwide increased 26% from EUR 89 billion at year-end 1998 to EUR 113 billion at year-end 1999, largely due to organic growth. Well over 60% of this increase was attributable to new money entrusted to our asset management and trust services during the year.

RESULTS FROM FINANCIAL TRANSACTIONS

    The following table sets forth total results from financial transactions and the principal components thereof for the Investment Banking Division for each of the three most recently completed years.

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Securities trading..........................................     326       320         486
Foreign exchange dealing....................................     202       148         132
Derivatives trading.........................................     426       312         138
LDC debt trading............................................      32        41        (139)
Other.......................................................     203        83          67
                                                               -----       ---        ----
Total results from financial transactions...................   1,189       904         684
                                                               =====       ===        ====

    Results from financial transactions increased 31.5% to EUR 1,189 million in 2000. This was due to higher returns from foreign exchange dealings and derivatives trading.

    Results from financial transactions increased 32.1% to EUR 904 million in 1999, as a result of the market recovery, with equity derivatives trading performing strongly and maintaining a good return on capital. Securities trading declined as a result of lower results from fixed income trading.

OTHER REVENUE

    In 2000, other revenue increased EUR 45 million or 24.1% to EUR
232 million, primarily due to higher revenue from and sales of participating interests. In 1999, other revenue decreased EUR 3 million or 1.6% to EUR
187 million.

OPERATING EXPENSES

    The following table sets forth the operating expenses and the components thereof for the Investment Banking Division for each of the three most recently completed years.

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Staff costs.................................................   2,409      1,719      1,339
Other administrative expenses...............................   1,193      1,039        938
Depreciation................................................     191        122        105
                                                               -----      -----      -----
                                                               3,793      2,880      2,382
                                                               =====      =====      =====

    In 2000, operating expenses increased by EUR 913 million or 31.7% to EUR 3,793 million, mainly due to increased costs of new employees and bonuses. Operating expenses increased by 20.9% to EUR 2,880 million in 1999, mainly due to higher bonuses, as a result of higher profits and market conditions.

PROVISION FOR LOAN LOSSES AND VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    For 2000, provision for loan losses increased by EUR 70 million or 205.9% to EUR 104 million. This was mainly caused by the higher provisioning for wholesale clients from the United States.

    Risk-weighted total assets of the Investment Banking Division amounted to EUR 43.7 billion at year end 2000, compared to EUR 47.2 billion at year end 1999. In 2000, value adjustments to financial fixed assets increased EUR
17 million or 188.9%. This was due to unrealized gains on shares in our investment portfolios.

    As a result of the nature of the business, improved quality of the assets and more favorable market conditions, no provisions for loan losses were necessary for 1999. The negative adjustment to the value of financial fixed assets in 1999 of EUR 9 million related to unrealized losses on shares in our investment portfolios.

    Risk-weighted total assets of the Investment Banking Division amounted to EUR 47.2 billion at year-end 1999, compared to EUR 45.2 billion at year-end 1998.

ABN AMRO LEASE HOLDING

    The following table sets forth selected information pertaining to ABN AMRO Lease Holding for each of the three most recently completed years.

                                                              2000(1)        1999(1)        1998(1)
                                                              --------       --------       --------
                                                                (IN MILLIONS OF EUR EXCEPT STAFF,
                                                                OFFICES, BRANCHES AND PERCENTAGES)
Net interest revenue........................................     212            198            180
Net commissions.............................................     153            116             91
Other revenue...............................................     263            238            167
                                                               -----          -----          -----
Total revenue...............................................     628            552            438
Operating expenses..........................................     426            404            309
Provision for loan losses...................................      53             20              8
                                                               -----          -----          -----
Operating profit before taxes...............................     149            128            121
                                                               =====          =====          =====
Total assets................................................   9,384          8,471          6,769
Risk-weighted assets........................................   9,102          7,935          6,345
Full-time equivalent staff..................................   7,070          5,278          4,795
Number of offices and branches..............................      47             37             34

------------------------

(1) This selected financial information may differ from published financial statements of ABN AMRO Lease Holding as the data above have been adjusted to reflect the elimination of intercompany transactions.

    In 2000, operating profit before taxes improved 16.4% from EUR 128 million to EUR 149 million, following 1999's increase of 5.8%. The leasing portfolio grew from EUR 7.8 billion to EUR 8.7 billion, a 11.5%, increase and consolidated total assets grew by 10.8% to EUR 9.4 billion at the end of 2000. The number of vehicles under management increased by 0.6 million to 1.2 million by the end of 2000.

    At the end of 2000, fleet leases made up almost 100% of our leasing portfolio. The number of employees grew to 7,152, of whom more than 1,386 work in The Netherlands.

    In 1999, operating profit before taxes improved from EUR 121 million to EUR 128 million, following 1998's increase, of 11.0%. The leasing portfolio grew from EUR 6.2 billion to EUR 7.8 billion, a 26% increase and consolidated total assets grew by 25.1% to EUR 8.5 billion at the end of 1999. The number of vehicles under management increased by 83,000 to 610,000 by the end of 1999.

    At the end of 1999, fleet leases made up 78.0% of our leasing portfolio and equipment lease made up 22.0%. The number of employees grew to 5,278, of whom more than 1,500 work in The Netherlands.

ABN AMRO BOUWFONDS

    The following table sets forth selected information pertaining to ABN AMRO Bouwfonds for 2000.

                                                                         2000(1)(2)
                                                              ---------------------------------
                                                              (IN MILLIONS OF EUR EXCEPT STAFF,
                                                                  BRANCHES AND PERCENTAGES)
Net interest income.........................................                   128
Net commission..............................................                     7
Other income................................................                   136
                                                                           -------
Total revenue...............................................                   271
Operating expenses..........................................                   153
Provision for loan losses...................................                     4
                                                                           -------
Operating profit before taxes...............................                   114
                                                                           =======
Total assets................................................                16,983
Risk-weighted assets........................................                 9,766
Full-time equivalent staff..................................                 1,103
Number of branches..........................................                    23

------------------------

(1) Bouwfonds was acquired in 2000, therefore the information presented in this report reflects only year 2000 data.

(2) The financial information presented may differ from our audited financial statements due to adjustments for fair value and the elimination of certain intercompany transactions.

    At the end of 2000, home mortgages comprised 90% of Bouwfonds' mortgage loan portfolio and commercial mortgages comprised 10% of Bouwfonds' mortgage loan portfolio. Other income of EUR 136 million is almost entirely due to revenue from real estate project development.

RECONCILIATION OF NET PROFIT UNDER U.S. GAAP

    Net profit in 2000 in accordance with U.S. GAAP was EUR 72 million higher than net profit in accordance with Dutch GAAP. The increase was principally the net result of (i) an increase of EUR 741 million relating to the reversal of the one-time restructuring charge previously described and adaptation of computer systems for the Euro and for Year 2000 compliance, (ii) an increase in results from financial transactions of EUR 232 million attributable to differences in valuation of derivatives transactions, (iii) an increase of EUR 183 million due to capitalization of software costs, offset in part by (a) a charge of EUR 422 million for goodwill associated with our acquisitions, of which EUR 177 million related to North American acquisitions (under Dutch GAAP all goodwill is charged to shareholders' equity at the time of acquisition), (b) higher pension costs of EUR 204 million due to lowering the standard retirement age from 65 to 62 and a premium holiday in connection with the pension fund, (c) a decrease in net gains from securities available for sale of EUR 131 million attributable to differences in accounting for realized gains and losses in investment portfolios, and (d) the related tax effects of the reconciliation adjustments. Pre-tax profit before taxes for North American operations for 2000 in accordance with U.S. GAAP would have been EUR 177 million lower than operating profit before taxes under Dutch GAAP, giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

    Net profit in 1999 in accordance with U.S. GAAP was EUR 619 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of (i) a decrease in results from financial transactions of EUR
453 million attributable to differences in the accounting for certain derivative hedge transactions, (ii) a charge of EUR 343 million for goodwill associated with our acquisitions, of which EUR 155 million related to North American acquisitions, (iii) higher pension costs of EUR 98 million due to a decrease in average discount rates for the calculation of the service costs, (iv) a charge of EUR 69 million under U.S. GAAP relating to the adaptation of computer systems for the Euro and for the year 2000, which were provisioned under Dutch GAAP in preceding years, offset in part by (a) an increase of EUR 157 million due to capitalization of software costs (following the adoption of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" for US GAAP purposes), (b) an increase in net gains from securities available for sale of EUR 83 million attributable to differences in accounting for realized gains and losses in investment portfolios, and (c) the related tax effects of the reconciliation adjustments. Pre-tax profit before taxes for North American operations for 1999 in accordance with U.S. GAAP would have been EUR
155 million lower than operating profit before taxes under Dutch GAAP, giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

    Net profit in 1998 in accordance with U.S. GAAP was EUR 84 million higher than net profit in accordance with Dutch GAAP. The increase was principally the net result of (i) an increase in net gains from securities available for sale of EUR 405 million relating to differences in accounting for realized gains and losses in investment portfolios and (ii) lower pension costs of EUR 69 million due to an increased return on plan assets, offset in part by (a) a charge of EUR 215 million (of which EUR 149 million related to North American acquisitions) for goodwill associated with our acquisitions, (b) charges under U.S. GAAP relating to the adaptation of computer systems for the euro and for the year 2000, which were provisioned under Dutch GAAP in preceding years and (c) the tax effects of the reconciliation adjustments. Operating profit before taxes for North American operations for 1998 in accordance with the U.S. GAAP would have been EUR 149 million lower than operating profit before taxes under Dutch GAAP giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

CAPITAL RESOURCES

    The following table shows our capital at December 31, 2000, 1999 and 1998.

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Ordinary share capital......................................      851        832        818
Preference share capital....................................      823        823        823
Convertible preference shares...............................        2          3          4
                                                               ------     ------     ------
Share capital...............................................    1,676      1,658      1,645
Ordinary share premium reserves.............................    2,497      2,443      2,409
Convertible preference share premium reserves...............       21         37         45
Other reserves..............................................    8,329      7,849      6,624
                                                               ------     ------     ------
Shareholders' equity........................................   12,523     11,987     10,723
Minority interests..........................................    5,287      4,945      3,530
                                                               ------     ------     ------
Group equity................................................   17,810     16,932     14,253
Fund for general banking risks..............................    1,319      1,232      1,140
Subordinated debt...........................................   13,405     10,717      8,980
                                                               ------     ------     ------
Group capital...............................................   32,534     28,881     24,373
                                                               ======     ======     ======

    Group capital at year-end 2000 totaled EUR 32,534 million, up EUR
3,653 million or 12.6% from year-end 1999. Shareholders' equity, one of the components of group capital, increased by EUR 536 million or 4.5% from EUR 11,987 million to EUR 12,523 million, mainly as a result of retained profits and stock dividends of EUR 1,846 million and a goodwill charge of EUR
1,453 million. The goodwill charge of EUR 1,453 million represented the difference between cost and net asset value of acquisitions. The charge was mainly incurred on: a charge of EUR 489 million in connection with the acquisition of Bouwfonds; a charge of EUR 378 million in connection with the acquisition of Dial Group; a charge of EUR 108 million in connection with the acquisition of Kwang Hua; and a charge of EUR 71 million in connection with the acquisition of Fidelity Leasing.

    The exercise of staff options at an average price of EUR 14.91 caused the number of ordinary shares to increase by 34.8 million. In addition, 0.6 million preference shares were converted into 2.5 million ordinary shares against an additional payment of EUR 0.79 per ordinary share. As a consequence, shareholders' equity rose by EUR 55 million.

    Minority interests increased by EUR 342 million to EUR 5,287 million due to positive exchange rate differences of EUR 413 million, the redemption and repurchase of EUR 528 million of preference shares and other new minority interests of EUR 541 million. The partial repurchase of minority shareholders of ABN AMRO Banco Real led to a EUR 170 million decrease in minority interests.

    The fund for general banking risks increased in 2000, by EUR 87 million from EUR 1,232 million to EUR 1,319 million, due to a positive currency translation difference (a part of the fund is held in US dollars for covering banking risks denominated in US dollars) of EUR 57 million, a release to the profit and loss account of EUR 32 million (before taxes) and other movements of EUR 51 million.

    Subordinated capital increased by EUR 2.7 billion, of which EUR 2.4 billion was due to the issuance of subordinated debt and EUR 0.4 billion was due to currency exchange differences.

    Group capital at year-end 1999 totaled EUR 28,881 million, up EUR
4,508 million or 18.5% from year-end 1998. Shareholders' equity increased by EUR 1,264 million from EUR 10,723 million to EUR 11,987 million, mainly as a result of retained profits and stock dividends of EUR 1,840 million and a goodwill charge of EUR 814 million. The goodwill charge of EUR 814 million represented the difference between cost and net asset value of acquisitions. The charge was mainly incurred on: a charge of EUR 212 million in connection with the purchase of an interest in Banca di Roma; a charge of EUR 150 million in connection with the acquisition of Bank of Asia; a charge of EUR 91 million in connection with the purchase of Bank of America's Asian consumer banking business; a charge of EUR 228 million in connection with raising ABN AMRO's interest in Banco Real; and a charge of EUR 60 million in connection with Bandepe. Translation losses on capital operations abroad led to a further EUR 215 million charged to the exchange differences, mainly resulting from the 27.0% depreciation of the Brazilian real, although these translation losses were partially offset by the rise in the exchange rate of the U.S. dollar.

    In 1999, the exercise of staff options at an average price of EUR 12.62 caused the number of ordinary shares to increase by 3.8 million. In addition,
0.3 million preference shares were converted into 1.1 million ordinary shares against an additional payment of EUR 0.79 per ordinary share. As a consequence, shareholders' equity rose by EUR 41 million.

    Minority interests increased EUR 1,415 million mainly from preferred stock issued by our U.S. business of $1,250 million and currency translation gains of EUR 556 million in 1999. The partial buyout of minority shareholders in Banco Real led to a EUR 397 million decrease in minority interests.

    The fund for general banking risks increased in 1999, rising by EUR
92 million from EUR 1,140 million to EUR 1,232 million, due to a positive currency translation difference of EUR 98 million, a release to the profit and loss account of EUR 13 million (before taxes) and other movements of EUR
7 million.

    Subordinated capital increased by EUR 1.7 billion in 1999. Subordinated debt increased in 1999 by EUR 819 million as a result of higher currency exchange rates. New subordinated debt of EUR 1.5 billion was issued, of which
1.4 billion was issued in The Netherlands.

    For an analysis of our shareholders' equity under U.S. GAAP, see note 44 to the Consolidated Financial Statements.

    Our overall capital resources policy is maintained with reference to the supervisory requirements of the Dutch Central Bank, which applies a capital ratio based on BIS guidelines as the principal measure of capital adequacy. This ratio compares a bank's capital, which is divided into three tiers, with its assets and off-balance sheet exposures weighted according to broad categories of relative credit risk. The minimum total capital ratio standard is 8.0% of risk weighted assets and the minimum Tier 1 capital ratio is 4.0% of risk weighted assets.

    Our total capital base increased by 2.5% to EUR 27,421 million in 2000. At year-end 2000, our Tier 1 capital ratio was 7.20%, our total capital ratio was 10.39%, and the amount of subordinated loans included in lower Tier 2 capital was 50% of Tier 1 capital. Under BIS guidelines, the amount of subordinated debt that may be included as lower Tier 2 capital is limited to 50% of Tier 1 capital. The Dutch Central Bank has established minimum capital requirements for the market and other risks associated with trading activities. The capital adequacy requirement for this market risk at December 31, 2000 was EUR
394 million. In addition, the Dutch Central Bank permits the issuance of Tier 3 capital in the form of subordinated loans with a maturity of two years or greater. The Bank has issued USD 500 million of subordinated debt that qualifies as Tier 3 capital. At year-end 2000, the total capital ratio and Tier 1 capital ratio of ABN AMRO North America, Inc., the bank holding company for the LaSalle Group, were 11.83% and 8.34%, respectively, as compared to 10.87% and 7.14% respectively, at December 31, 1999.

    Risk-weighted assets at December 31, 2000 were EUR 263.9 billion, which is EUR 17.5 billion or 7.1% higher than at December 31, 1999. The increase resulted from acquisitions and currency exchange differences.

    The following table analyzes our capital ratios at December 31, 2000, 1999 and 1998 in accordance with supervisory requirements.

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                (IN MILLIONS OF EUR EXCEPT
                                                                       PERCENTAGES)
Tier 1 capital..............................................   19,010     17,735     14,985
Tier 2 capital..............................................    9,628      8,968      7,583
Tier 3 capital..............................................      538        498        428
Supervisory deductions......................................   (1,755)      (437)      (384)
                                                              -------    -------    -------
Total capital base..........................................   27,421     26,764     22,612
                                                              =======    =======    =======

Risk-weighted assets on-balance.............................  216,894    194,715    168,427
Off-balance.................................................   42,039     46,649     39,208
Market risks................................................    4,920      5,010      8,134
                                                              -------    -------    -------
Total risk-weighted assets..................................  263,853    246,374    215,769
                                                              =======    =======    =======

Tier 1 capital ratio........................................     7.20%      7.20%      6.94%
Total capital ratio.........................................    10.39%     10.86%     10.48%

    For a discussion of liquidity, see Item 4--"Information on the Company" "Liquidity Risk."

CONSOLIDATED BALANCE SHEET

    Consolidated total assets at December 31, 2000 were EUR 543.2 billion, up EUR 85.3 billion or 18.6% from year-end 1999. Higher year-end exchange rates increased total assets by EUR 13.3 billion. The growth of total assets occurred in all our operating divisions. In the International Division, total assets increased by EUR 17.7 billion, mostly due to higher exchange rates. In the Netherlands Division, total assets increased by EUR 19.5 billion, notably from loans and interest earning assets. In the Investment Banking Division, total assets increased by EUR 30.2 billion, largely as a result of professional securities transactions and increased deposits taken from and placed with other banks.

LOANS

    Loans increased by EUR 59.5 billion or 23.0% to EUR 319.3 billion at December 31, 2000. Private sector loans, excluding repo transactions, increased 18.6% to EUR 245.5 billion. Repo transactions increased by EUR 18.1 billion. Loans to the public sector rose by EUR 3 billion to EUR 15 billion.

    In The Netherlands Division, private sector loans rose by 9.8% to EUR
97.3 billion at December 31, 2000, due primarily to an increase in mortgage lending.

    In the International Division, private sector loans increased by EUR
11 billion or 11.7% to
EUR 104.8 billion at December 31, 2000, due to EUR 6.6 billion of organic growth and EUR 4.4 billion of net higher exchange rates.

TOTAL CLIENT ACCOUNTS

    Total client account balances increased in 2000 by EUR 49.6 billion or 21.5% to EUR 279.5 billion. In the Netherlands Division, the increase amounted to EUR 14.3 billion. Total client account balances at the International Division increased by EUR 14.2 billion due to higher exchange rates and organic growth.

TRADING MARKETS

    The principal trading market for the Ordinary Shares is the Euronext Amsterdam Stock Exchange. The Ordinary Shares also are listed on the Brussels, Dusseldorf, Frankfurt, Hamburg, London, New York, Paris, Singapore and the Swiss Stock Exchanges. American Depositary Receipts evidence the ADSs, each of which represents the right to receive one ordinary share. As of December 31, 2000, 26,703,377 million ordinary shares were held in the form of ADSs. The ADSs are listed on the New York Stock Exchange under the symbol "ABN."

    At December 31, 2000, 1,500,355,866 ordinary shares were outstanding, with approximately 50% of the ordinary shares held by Dutch investors and the remaining 50% by foreign investors. Major geographical concentrations of holders of ordinary shares outside The Netherlands are in the United Kingdom, estimated at 16%, the United States, estimated at 11%, Germany, estimated at 7% and Belgium, estimated at 6%.

    The ordinary shares may be held in bearer or registered form. Ordinary shares may be converted from registered to bearer form, and following approval of the Managing Board may be converted from bearer to registered form. On December 31, 2000, approximately 94% of the outstanding ordinary shares were held in bearer form with the balance in registered form.

MARKET PRICE INFORMATION

    The following table sets forth, for the periods indicated, the high and low daily quoted closing prices for ordinary shares as reported in the Official Price List of the Euronext Amsterdam Stock Exchange, the high and low prices for the ADSs on the New York Stock Exchange, of ordinary shares on the Euronext Amsterdam Stock Exchange. Differences in the rate of change between the prices of ordinary shares and the prices of ADSs for the periods indicated are attributable principally to fluctuations in the U.S. dollar-euro exchange rate.

                                                                                         AMERICAN
                                                                   ORDINARY             DEPOSITORY
                                                                    SHARES                SHARES
                                                              -------------------   -------------------
                                                                HIGH       LOW        HIGH       LOW
                                                              --------   --------   --------   --------
                                                                   (IN EUR)              (IN USD)
2000........................................................   29.30      20.22      26.44      19.49
1999........................................................   25.00      16.40      25.75      19.25
1998........................................................   25.00      12.62      27.44      14.75
1997........................................................   23.23      12.30      24.44      15.50
1996........................................................   12.84       7.90      16.06      10.54

                                                                                         AMERICAN
                                                                   ORDINARY             DEPOSITARY
                                                                    SHARES                SHARES
                                                              -------------------   -------------------
                                                                HIGH       LOW        HIGH       LOW
                                                              --------   --------   --------   --------
                                                                   (IN EUR)              (IN USD)
2000
First Quarter...............................................   24.55      20.22      25.06      20.06
Second Quarter..............................................   26.28      21.70      25.00      19.49
Third Quarter...............................................   29.30      24.92      26.44      22.81
Fourth Quarter..............................................   28.15      23.47      24.25      20.25

1999
First Quarter...............................................   20.05      16.40      23.62      19.25
Second Quarter..............................................   22.65      19.05      24.19      20.56
Third Quarter...............................................   23.45      19.35      24.81      20.87
Fourth Quarter..............................................   25.00      20.75      25.75      22.31

March 2001..................................................   23.93      19.32      22.50      17.03
February 2001...............................................   27.35      23.58      25.73      21.71
January 2001................................................   27.80      24.33      25.94      23.19
December 2000...............................................   26.40      23.47      23.37      21.25
November 2000...............................................   28.15      23.60      24.25      20.75
October 2000................................................   27.30      23.82      23.81      20.25

DIVIDEND POLICY

    Dividends on ordinary shares may be paid out of profits as shown in our consolidated financial statements, as adopted by the Supervisory Board and approved by the general meeting of shareholders, after the payment of dividends on the priority share, preference shares and convertible preference shares and the establishment of any reserves. Reserves are established by the Managing Board subject to approval of the Supervisory Board.

    Holding has paid an interim and final dividend for each of the last five years. The following table sets forth dividends paid in respect of the Ordinary Shares for 1996 through 2000, as adjusted for the four-for-one stock split effected on May 12, 1997:

                                                              2000(1)      2000       1999       1998       1997       1996
                                                                USD        EUR        EUR        EUR        EUR        EUR
                                                              --------   --------   --------   --------   --------   --------
Interim dividend............................................    0.34       0.40       0.30       0.28       0.24       0.21
Final dividend..............................................    0.44       0.50       0.50       0.30       0.30       0.27
                                                                ----       ----       ----       ----       ----       ----
Total dividend per Ordinary Share...........................    0.78       0.90       0.80       0.58       0.54       0.48
Total dividends per share as a percentage of net profit per
  share.....................................................               55.2       46.5       46.9       45.5       45.4

------------------------

(1) This item has been translated into U.S. dollars at the applicable rate on the date of payment, other than for the 2000 final dividend, which has been translated into U.S. dollars at the March 31, 2001 exchange rate.

SELECTED STATISTICAL INFORMATION

AVERAGE BALANCE SHEET

    The following tables present our average balances, based on month-end averages, and interest amounts and average rates for each of the past three years.

                                            2000                             1999                             1998
                               ------------------------------   ------------------------------   ------------------------------
                                                     AVERAGE                          AVERAGE                          AVERAGE
                               AVERAGE    INTEREST     RATE     AVERAGE    INTEREST     RATE     AVERAGE    INTEREST     RATE
                               BALANCE    REVENUE      (%)      BALANCE    REVENUE      (%)      BALANCE    REVENUE      (%)
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                           (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
ASSETS(1)
Banks
  The Netherlands............   37,343      2,117      5.7       18,674      1,140      6.1       46,961      2,674      5.7
  North America..............   50,405      3,328      6.6        9,267        616      6.6        3,478        230      6.6
  Rest of the world..........   23,055      1,129      4.9       38,508      1,642      4.3       43,269      1,756      4.1
Loans(2)
Public sector(3)
  The Netherlands............    5,540        401      7.2        5,756        411      7.1        4,930        330      6.7
  North America..............      933         57      6.1          694         43      6.2          610         37      6.1
  Rest of the world..........    5,987        432      7.2        3,653        270      7.4        1,339         96      7.2
Private sector
  The Netherlands............  114,976      7,844      6.8       95,282      6,732      7.1       84,878      5,508      6.5
  North America..............  111,719      8,966      8.0       76,826      6,197      8.1       73,452      5,152      7.0
  Rest of the world..........   89,884      6,392      7.1       64,641      5,176      8.0       60,454      4,498      7.4
Interest-earning
  securities(4)
Investment portfolio
  The Netherlands............   24,383      1,295      5.3       20,675      1,356      6.6       16,750      1,069      6.4
  North America..............   24,178      1,582      6.5       23,937      1,616      6.8       18,830      1,100      5.8
  Rest of the world..........   14,579      1,172      8.0       11,087      1,086      9.8        9,280        848      9.1
Trading portfolio and other
  securities
  The Netherlands............    9,903        556      5.6       16,718        880      5.3        9,442        447      4.7
  North America..............    9,925        712      7.2        7,896        700      8.9        6,640        474      7.1
  Rest of the World..........   23,971      1,253      5.2       23,072      1,197      5.2       31,226      1,415      4.5
                               -------     ------      ---      -------     ------      ---      -------     ------      ---
Total interest-earning
  assets.....................  546,781     37,236      6.8      416,686     29,062      7.0      411,539     25,634      6.2

Non-interest-earning
  assets.....................   54,840                           42,584                           34,284
                               -------     ------      ---      -------     ------      ---      -------     ------      ---
Total average assets.........  601,621     37,236      6.2      459,270     29,062      6.3      445,823     25,634      5.8
                               =======     ======      ===      =======     ======      ===      =======     ======      ===

------------------------

(1) Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.

(2) For purposes of presentation in this table, loans include professional securities transactions.

(3) Public sector represents central, regional and local governments and governmental authorities.

(4) Balance sheet item. Short-dated government paper is included in the table above, partially in investment portfolio and partially in other securities.

                                           2000                             1999                             1998
                              ------------------------------   ------------------------------   ------------------------------
                                                    AVERAGE                          AVERAGE                          AVERAGE
                              AVERAGE    INTEREST     RATE     AVERAGE    INTEREST     RATE     AVERAGE    INTEREST     RATE
                              BALANCE    REVENUE      (%)      BALANCE    REVENUE      (%)      BALANCE    REVENUE      (%)
                              --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                          (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
LIABILITIES AND GROUP EQUITY
Banks
  The Netherlands...........   37,755      2,083      5.5       26,030      1,720        6.6     60,248      3,504      5.8
  North America.............   68,561      4,137      6.0       18,057      1,194        6.6     14,437        711      4.9
  Rest of the world.........   48,513      2,082      4.3       59,428      2,650        4.5     70,458      2,994      4.2
Savings accounts
  The Netherlands...........   29,299      1,043      3.6       29,520      1,170        4.0     28,587      1,090      3.8
  North America.............   31,952      1,359      4.3       25,117      1,043        4.2     22,688        991      4.4
  Rest of the world.........   16,923        585      3.5       11,984        557        4.6      7,593        319      4.2
Deposits and other customer
  accounts(1)
  The Netherlands...........   89,967      4,700      5.2       62,350      3,080        4.9     47,313      1,526      3.2
  North America.............   58,561      3,791      6.5       45,355      2,730        6.0     44,270      2,272      5.1
  Rest of the world.........   64,615      3,038      4.7       51,041      2,329        4.6     47,422      2,015      4.2
Debt securities
  The Netherlands...........   15,892      1,077      6.8       14,480        975        6.7     10,297        663      6.4
  North America.............   25,849      2,011      7.8       18,712      1,336        7.1     13,989        880      6.3
  Rest of the world.........   16,576      1,104      6.7       12,511        893        7.1     11,586        826      7.1
Subordinated debt
  The Netherlands...........    6,937        469      6.8        5,926        429        7.2      5,014        391      7.8
  North America.............    4,813        347      7.2        4,031        263        6.5      3,841        250      6.5
  Rest of the world.........       85          6      7.1           81          6        7.3         64          4      6.4
                              -------     ------      ---      -------     ------    -------    -------     ------      ---
Total interest-bearing
  liabilities...............  516,298     27,832      5.4      384,623     20,375        5.3    387,807     18,436      4.8
                              -------     ------      ---      -------     ------    -------    -------     ------      ---
Non-interest-bearing
  liabilities...............   67,022                           59,040                           43,403
Group equity(2).............   18,301                           15,607                           14,613
                              -------     ------      ---      -------     ------    -------    -------     ------      ---
Total average liabilities
  and Group equity..........  601,621     27,832      4.6      459,270     20,375        4.4    445,823     18,436      4.1
                              =======     ======      ===      =======     ======    =======    =======     ======      ===

------------------------

(1) For purposes of presentation in this table, deposits and other customer accounts includes professional securities transactions.

(2) Group equity includes minority interests.

CHANGES IN NET INTEREST REVENUE: VOLUME AND RATE ANALYSIS

    The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest revenue and expense due to changes in volume and in rates for 2000 compared to 1999 and 1999 compared to 1998. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

                                                             2000 OVER 1999                    1999 OVER 1998
                                                     -------------------------------   -------------------------------
                                                              CHANGE DUE TO                     CHANGE DUE TO
                                                         INCREASE (DECREASE) IN            INCREASE (DECREASE) IN
                                                     -------------------------------   -------------------------------
                                                       TOTAL                             TOTAL
                                                     CHANGE IN                         CHANGE IN
                                                     INTEREST                          INTEREST
                                                      REVENUE     VOLUME      RATE      REVENUE     VOLUME      RATE
                                                     ---------   --------   --------   ---------   --------   --------
                                                                           (IN MILLIONS OF EUR)
INTEREST REVENUE
Banks
  The Netherlands..................................      977      1,064         (87)    (1,534)     (1,715)      181
  North America....................................    2,712      2,716          (4)       386         384         2
  Rest of the world................................     (513)      (730)        217       (114)       (200)       86

LOANS(1)
Public Sector
  The Netherlands..................................      (10)       (16)          6         81          59        22
  North America....................................       14         15          (1)         6           5         1
  Rest of the world................................      162        169          (7)       174         171         3
Private sector
  The Netherlands..................................    1,112      1,350        (238)     1,224         710       514
  North America....................................    2,769      2,800         (31)     1,045         245       800
  Rest of the world................................    1,216      1,845        (629)       678         323       355

INTEREST-EARNING SECURITIES
Investment portfolio
  The Netherlands..................................      (61)       221        (282)       287         256        31
  North America....................................      (34)        16         (50)       516         328       188
  Rest of the world................................       86        303        (217)       238         174        64
Trading portfolio and other securities
  The Netherlands..................................     (324)      (379)         55        433         378        55
  North America....................................       12        160        (148)       226          99       127
  Rest of the world................................       56         47           9       (218)       (404)      186
                                                       -----      -----      ------     ------      ------     -----
                                                       8,174      9,581      (1,407)     3,428         813     2,615
                                                       =====      =====      ======     ======      ======     =====

------------------------

(1) For purposes of presentation in this table, loans includes professional securities transactions.

                                                             2000 OVER 1999                    1999 OVER 1998
                                                     -------------------------------   -------------------------------
                                                              CHANGE DUE TO                     CHANGE DUE TO
                                                         INCREASE (DECREASE) IN            INCREASE (DECREASE) IN
                                                     -------------------------------   -------------------------------
                                                       TOTAL                             TOTAL
                                                     CHANGE IN                         CHANGE IN
                                                     INTEREST                          INTEREST
                                                      EXPENSE     VOLUME      RATE      EXPENSE     VOLUME      RATE
                                                     ---------   --------   --------   ---------   --------   --------
                                                                           (IN MILLIONS OF EUR)
INTEREST EXPENSE
Banks
  The Netherlands..................................      363        681        (318)    (1,784)     (2,209)      425
  North America....................................    2,943      3,055        (112)       483         204       279
  Rest of the world................................     (568)      (437)       (131)      (344)       (486)      142
Savings accounts
  The Netherlands..................................     (127)        (9)       (118)        80          36        44
  North America....................................      316        290          26         52         102       (50)
  Rest of the world................................       28        193        (165)       238         201        37
Deposits and other customer accounts
  The Netherlands..................................    1,620      1,434         186      1,554         581       973
  North America....................................    1,061        843         218        458          56       402
  Rest of the world................................      709        636          73        314         160       154
Debt securities
  The Netherlands..................................      102         96           6        312         281        31
  North America....................................      675        547         128        456         326       130
  Rest of the world................................      211        274         (63)        67          66         1
Subordinated debt
  The Netherlands..................................       40         70         (30)        38          67       (29)
  North America....................................       84         54          30         13          13        --
  Rest of the world................................        0          0           0          2           1         1
                                                       -----      -----      ------     ------      ------     -----
                                                       7,457      7,728        (271)     1,939        (601)    2,540
                                                       =====      =====      ======     ======      ======     =====

YIELDS, SPREADS AND MARGINS

    The following table presents selected yield, spread and margin information applicable to us for each of the past three years.

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                     (IN PERCENTAGES)
GROSS YIELD(1)
  The Netherlands...........................................    6.4        6.7        6.2
  North America.............................................    7.4        7.7        6.8
  Rest of the world.........................................    6.6        6.6        5.9
  ABN AMRO..................................................    6.8        7.0        6.2
INTEREST RATE SPREAD(2)
  The Netherlands...........................................    1.1        1.4        1.4
  North America.............................................    1.3        1.8        1.6
  Rest of the world.........................................    1.9        1.9        1.4
  ABN AMRO..................................................    1.4        1.7        1.5
NET INTEREST MARGIN
  The Netherlands...........................................    1.5        2.1        1.8
  North America.............................................    1.6        2.3        1.8
  Rest of the world.........................................    2.3        2.1        1.7
  ABN AMRO..................................................    1.7        2.1        1.7

------------------------

(1) Gross yield represents the interest rate earned on average interest earning assets.

(2) Interest rate spread represents the difference between the interest rate earned on average interest-earning assets and the rate paid on average interest-bearing liabilities.

ASSETS

SECURITIES

    The following table shows the book value of our securities portfolios at December 31, 2000, 1999 and 1998.

                                                                        AT DECEMBER 31,
                                                              ------------------------------------
                                                                2000          1999          1998
                                                              --------      --------      --------
                                                                      (IN MILLIONS OF EUR)
Investment portfolios.......................................   62,438        57,864        48,574
Trading portfolios..........................................   42,071        32,476        43,863
Other securities............................................   14,743        12,618        21,349
                                                              -------       -------       -------
Total interest-earning securities...........................  119,252       102,958       113,786
Shares......................................................   21,094        16,990        13,271
                                                              -------       -------       -------
Total securities portfolios.................................  140,346       119,948       127,057
                                                              =======       =======       =======

INVESTMENT PORTFOLIOS

    The following is an analysis of the fair market value of our investment portfolios at December 31, 2000, 1999 and 1998. In the tables below, fair market value is based on quoted prices for traded securities and estimated fair market value for non-traded securities.

                                                             PREMIUMS    AMORTIZED     GROSS        GROSS
                                                    BOOK        OR         COST      UNREALIZED   UNREALIZED     FAIR
                                                   VALUE     DISCOUNTS     GAINS       GAINS        VALUE       MARKET
                                                  --------   ---------   ---------   ----------   ----------   --------
                                                                          (IN MILLIONS OF EUR)
DECEMBER 31, 2000
Dutch government (1)............................    6,503         17       6,520          179          (17)      6,682
U.S. Treasury and U.S. government agencies......    4,235        (21)      4,214           66          (20)      4,260
Other OECD governments..........................   19,853        313      20,166          395          (86)     20,475
Mortgage-backed securities......................   21,559        (89)     21,470          251         (163)     21,558
Other interest-earning securities...............   10,288        (73)     10,215          293          (46)     10,462
                                                   ------     ------      ------        -----       ------      ------
Total interest-earning securities...............   62,438        147      62,585        1,184         (332)     63,437
Shares..........................................    5,455                                                        5,455
                                                   ------                                                       ------
Total investment portfolios.....................   67,893                                                       68,892
                                                   ======                                                       ======
DECEMBER 31, 1999
Dutch government (1)............................    4,770        234       5,004           47         (239)      4,812
U.S. Treasury and U.S. government agencies......    7,454       (123)      7,331           59         (253)      7,137
Other OECD governments..........................   18,112        560      18,672          175         (451)     18,396
Mortgage-backed securities......................   17,900        (66)     17,834          145         (695)     17,284
Other interest-earning securities...............    9,628         31       9,659          241          (53)      9,847
                                                   ------     ------      ------        -----       ------      ------
Total interest-earning securities...............   57,864        636      58,500          667       (1,691)     57,476
Shares..........................................    4,815                                                        4,815
                                                   ------                                                       ------
Total investment portfolios.....................   62,679                                                       62,291
                                                   ======                                                       ======
DECEMBER 31, 1998
Dutch government (1)............................    5,974        188       6,162          387           (3)      6,546
U.S. Treasury and U.S. government agencies......    7,014        117       7,131          141           (3)      7,269
Other OECD governments..........................   14,670        181      14,851          998          (77)     15,772
Mortgage-backed securities......................   13,228         32      13,260          135          (80)     13,315
Other interest-earning securities...............    7,688       (122)      7,566          536          (10)      8,092
                                                   ------     ------      ------        -----       ------      ------
Total interest-earning securities...............   48,574        396      48,970        2,197         (173)     50,994
Shares..........................................    3,171                                                        3,171
                                                   ------                                                       ------
Total investment portfolios.....................   51,745                                                       54,165
                                                   ======                                                       ======

--------------------------

(1) Dutch government includes Dutch central, regional and municipal government obligations.

    The following table analyzes interest-earning investment securities by maturity and weighted average yield at December 31, 2000. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

                                     AMOUNT    YIELD (%)    AMOUNT    YIELD (%)    AMOUNT    YIELD (%)    AMOUNT    YIELD (%)
                                    --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                             AFTER 1 YEAR AND      AFTER 5 YEARS AND
                                       WITHIN 1 YEAR          WITHIN 5 YEARS        WITHIN 10 YEARS         AFTER 10 YEARS
                                    --------------------   --------------------   --------------------   --------------------
                                                             (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
Dutch government..................     723         5.9       1,777        4.7       2,716       5.6        1,304       5.5
U.S. Treasury and U.S. government
  agencies........................     251         6.8         579        5.8         586       7.3        2,798       7.1
Other OECD governments............   3,388         3.2       6,575        5.1       8,407       5.3        1,796       6.2
Mortgage-backed securities (1)....      80         6.0       2,721        7.0       6,792       6.9       11,877       6.6
Other securities..................   1,900         6.4       4,222        7.4       2,179       6.8        1,914       5.7
                                     -----                  ------                 ------                 ------
Total amortized cost..............   6,342         4.6      15,874        6.0      20,680       6.1       19,689       6.5
Total market value................   6,404                  16,133                 21,016                 19,884

------------------------

(1) Maturity dates have been estimated based on historical experience.

TRADING PORTFOLIOS

    The following table analyzes the book value, which is equal to fair market value because the trading portfolios are marked-to-market, of securities in our trading portfolios at December 31, 2000, 1999 and 1998.

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Dutch government............................................    1,534        947      3,096
U.S. Treasury and U.S. government agencies..................    8,519      4,147      5,542
Other OECD governments......................................   16,071     17,420     26,480
Other interest-earning securities...........................   15,947      9,962      8,745
                                                               ------     ------     ------
Total interest-earning securities...........................   42,071     32,476     43,863
Shares......................................................   10,234      6,952      5,251
                                                               ------     ------     ------
Total trading portfolios....................................   52,305     39,428     49,114
                                                               ======     ======     ======

OTHER SECURITIES

    The following table analyzes the fair market value of other securities at December 31, 2000, 1999 and 1998.

                                         2000                              1999                              1998
                            -------------------------------   -------------------------------   -------------------------------
                                                     FAIR                              FAIR                              FAIR
                              BOOK     AMORTIZED    MARKET      BOOK     AMORTIZED    MARKET      BOOK     AMORTIZED    MARKET
                             VALUE       COST       VALUE      VALUE       COST       VALUE      VALUE       COST       VALUE
                            --------   ---------   --------   --------   ---------   --------   --------   ---------   --------
                                                                   (IN MILLIONS OF EUR)
Short-dated government
  paper...................    5,579      5,579       5,593      3,114      3,114       3,139      2,172      2,172       2,181
Other bank paper..........    3,207      3,204       3,207      4,873      4,757       4,873      3,781      3,717       3,647
Other debt securities.....    5,957      5,935       5,928      4,631      4,631       4,535     15,396     15,389      15,392
                             ------     ------      ------     ------     ------      ------     ------     ------      ------
Total interest-earning
  securities..............   14,743     14,718      14,728     12,618     12,502      12,547     21,349     21,278      21,220
Shares....................    5,405                  5,372      5,223                  5,252      4,849                  4,855
                             ------                 ------     ------                 ------     ------                 ------
Total other securities....   20,148                 20,100     17,841                 17,799     26,198                 26,075
                             ======                 ======     ======                 ======     ======                 ======

CONCENTRATION

    At December 31, 2000, we held the following securities positions in issuers which exceeded 10% of our shareholders' equity at that date:

                                                              BOOK VALUE   FAIR MARKET VALUE
                                                              ----------   -----------------
                                                                   (IN MILLIONS OF EUR)
Japanese central government.................................    12,841           12,862
Dutch central government....................................     7,995            8,050
German central government...................................     4,402            4,454
French central government...................................     2,184            2,203
Italian central government..................................     6,543            6,607
Belgian central government..................................     2,943            2,971
Spanish central government..................................     2,649            2,671
Brazilian central government................................     2,911            2,936

BANKS

    The following tables show loans to banks at December 31, 2000, 1999 and 1998, and an analysis of their remaining life at December 31, 2000.

LOANS TO BANKS

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
The Netherlands.............................................   14,389     14,529     21,638
North America...............................................    7,597      5,507      2,970
Rest of the world...........................................   26,595     27,165     36,286
                                                               ------     ------     ------
Total loans to banks (gross)................................   48,581     47,201     60,894
                                                               ======     ======     ======

MATURITIES

                                                                AFTER 1 YEAR AND
                                                WITHIN 1 YEAR    WITHIN 5 YEARS    AFTER 5 YEARS    TOTAL
                                                -------------   ----------------   -------------   --------
                                                                   (IN MILLIONS OF EUR)
The Netherlands...............................     13,773               335             281         14,389
North America.................................      7,584                12               1          7,597
Rest of the world.............................     25,679               781             135         26,595
                                                   ------             -----             ---         ------
Total loans to banks (gross)..................     47,036             1,128             417         48,581
                                                   ======             =====             ===         ======

LOANS

    Our loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. The following table analyzes our portfolio by sector at the dates indicated.

                                                                       AT DECEMBER 31,
                                                     ----------------------------------------------------
                                                       2000       1999       1998       1997       1996
                                                     --------   --------   --------   --------   --------
                                                                     (IN MILLIONS OF EUR)

Public sector......................................   15,000     12,097      7,334      6,783      7,351
Commercial.........................................  148,102    130,003    110,757    101,869     93,139
Retail.............................................  101,540     81,679     72,739     64,089     44,390
                                                     -------    -------    -------    -------    -------
Total private sector...............................  249,642    211,682    183,496    165,958    137,529
Total loans (gross) excluding professional
  securities transactions..........................  264,642    223,779    190,830    172,741    144,880
Professional securities transactions...............   58,842     40,742     34,058     31,370      8,046
                                                     -------    -------    -------    -------    -------
Total loans (gross) including professional
  securities transactions..........................  323,484    264,521    224,888    204,111    152,926
                                                     =======    =======    =======    =======    =======
Total loans (net)(1)...............................  319,266    259,723    220,512    201,105    150,474
                                                     =======    =======    =======    =======    =======

--------------------------

(1) The difference between total loans (gross) and total loans (net) represents our specific allowance for loan losses. For a discussion of our provisioning policy, see "Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses."

    Our lease portfolio aggregated EUR 13,386 million, EUR 10,910 million and EUR 8,713 million at December 31, 2000, 1999 and 1998, respectively. At December 31, 2000, the lease portfolio was comprised of finance lease receivables of EUR 3,930 million and assets subject to operating leases of EUR 9,456 million.

    In addition to loans, at December 31, 2000, we had loan commitments, guarantees, letters of credit, endorsements and similar products, amounting to EUR 187,501 million, of which EUR 138,457 million represented undrawn loan facilities.

OUTSTANDING LOANS BY REGION

    The following table analyzes our loans by region at the dates indicated.

                                                                       AT DECEMBER 31,
                                                     ----------------------------------------------------
                                                       2000       1999       1998       1997       1996
                                                     --------   --------   --------   --------   --------
                                                                     (IN MILLIONS OF EUR)
THE NETHERLANDS
Public sector......................................    2,901      3,749      5,087      5,031      5,673
Commercial.........................................   53,734     47,575     43,131     42,455     40,289
Retail.............................................   67,635     50,282     45,695     38,248     32,321
                                                     -------    -------    -------    -------    -------
                                                     124,270    101,606     93,913     85,734     78,283
NORTH AMERICA
Public sector......................................      984        871        601        612        507
Commercial.........................................   46,229     35,827     26,093     21,711     20,464
Retail.............................................   23,580     22,130     20,397     21,478      8,650
                                                     -------    -------    -------    -------    -------
                                                      70,793     58,828     47,091     43,801     29,621
REST OF THE WORLD
Public sector......................................   11,115      7,477      1,647      1,140      1,171
Commercial.........................................   48,139     46,601     41,533     37,704     32,386
Retail.............................................   10,325      9,267      6,646      4,362      3,419
                                                     -------    -------    -------    -------    -------
                                                      69,579     63,345     49,826     43,206     36,976
                                                     -------    -------    -------    -------    -------
Total loans (gross)................................  264,642    223,779    190,830    172,741    144,880
                                                     =======    =======    =======    =======    =======

MATURITIES

    The following table provides an analysis of loan maturities at December 31, 2000. Determinations of maturities are based on contract terms.

                                                                  AFTER 1 YEAR
                                                                      AND
                                                 WITHIN 1 YEAR   WITHIN 5 YEARS   AFTER 5 YEARS    TOTAL
                                                 -------------   --------------   -------------   --------
                                                                   (IN MILLIONS OF EUR)

The Netherlands................................      33,235          18,064          72,971       124,270
North America..................................      26,457          33,127          11,209        70,793
Rest of the World..............................      52,296          11,179           6,104        69,579
                                                    -------          ------          ------       -------
Total Loans (gross)............................     111,988          62,370          90,284       264,642
                                                    =======          ======          ======       =======

INTEREST RATE SENSITIVITY

    The following table analyzes at December 31, 2000 the interest rate sensitivity of loans due after one year.

                                                     AT                  AT                AT
                                              VARIABLE RATE(1)   ADJUSTABLE RATE(2)   FIXED RATE(3)    TOTAL
                                              ----------------   ------------------   -------------   --------
                                                                    (IN MILLIONS OF EUR)
DUE AFTER 1 AND WITHIN 5 YEARS
The Netherlands.............................        4,821               2,591             10,652       18,064
North America...............................       15,402               5,127             12,598       33,127
Rest of the World...........................        3,098               1,351              6,730       11,179

DUE AFTER 5 YEARS
The Netherlands.............................        1,970              57,133             13,868       72,971
North America...............................        4,502               1,660              5,047       11,209
Rest of the World...........................        2,155               1,242              2,707        6,104

------------------------

(1) Variable rate loans are EURIBOR, London interbank offering rate (LIBOR), prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.

(2) Adjustable rate loans are loans with fixed interest rates for a period which is shorter than the entire term of the loan.

(3) Fixed rate loans are loans for which the interest rate is fixed for the entire term.

PRIVATE SECTOR LOANS BY TYPE OF COLLATERAL

    The following table analyzes private sector loans by type of collateral at the dates indicated. Unsecured loans include loans for which we have the right to require collateral.

                                                                   AT DECEMBER 31,
                                                 ----------------------------------------------------
                                                   2000       1999       1998       1997       1996
                                                 --------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
COMMERCIAL
Public authority guarantees....................    6,932      6,109      5,474      6,734      7,029
Mortgages......................................   22,615     18,974     15,584     15,943     14,052
Securities.....................................    3,246      2,337      2,699      2,129      3,322
Bank guarantees................................    5,606      3,114      3,093      2,701      2,114
Other types of collateral and unsecured........  109,703     99,469     83,907     74,362     66,622
                                                 -------    -------    -------    -------    -------
Total commercial loans.........................  148,102    130,003    110,757    101,869     93,139

RETAIL
Public authority guarantees....................    6,392      3,628      3,596      3,633      3,824
Mortgages......................................   74,496     58,082     50,523     43,936     27,196
Other types of collateral and unsecured........   20,652     19,969     18,620     16,520     13,370
                                                 -------    -------    -------    -------    -------
Total retail loans.............................  101,540     81,679     72,739     64,089     44,390
                                                 -------    -------    -------    -------    -------
Total private sector loans (gross).............  249,642    211,682    183,496    165,958    137,529
                                                 =======    =======    =======    =======    =======
Total private sector loans (net) (1)...........  245,450    206,974    179,211    162,977    135,106
                                                 =======    =======    =======    =======    =======

------------------------

(1) The difference between total private sector loans (gross) and total private sector loans (net) represents our specific allowance for loan losses. For a discussion of our provisioning policy, see "Analysis of Loan Loss
    Experience: Provisions and Allowances for Loan Losses."

COMMERCIAL LOANS BY INDUSTRY

    The following table analyzes commercial loans by industry at the dates indicated.

                                                                    AT DECEMBER 31,
                                                  ----------------------------------------------------
                                                    2000       1999       1998       1997       1996
                                                  --------   --------   --------   --------   --------
                                                                  (IN MILLIONS OF EUR)
Agriculture, mining and energy..................   10,436     10,718      8,957      8,445      9,058
Manufacturing...................................   36,751     30,948     26,649     22,846     23,055
Construction and real estate....................   17,972     15,067     12,624     10,185      8,473
Wholesale and retail trade......................   21,387     19,257     17,536     15,798     15,013
Transportation and communications...............   12,894     10,451      9,568      9,040      7,383
Financial services..............................   17,260     17,639     16,348     16,013     12,595
Business services...............................   15,091     12,290      8,477      9,036      6,851
Education, health care and other services.......   16,311     13,633     10,598     10,506     10,711
                                                  -------    -------    -------    -------     ------
Total commercial loans (gross)..................  148,102    130,003    110,757    101,869     93,139
                                                  =======    =======    =======    =======     ======

    Set forth below is an analysis of our loan portfolio by region. The loan portfolio of our Dutch, European and North American operations comprised 88.1% of our total loan portfolio at December 31, 2000. The remainder of the total loan portfolio at December 31, 2000 is comprised of 7.6% from Asian operations, 3.5% from Latin American operations and 0.8% from Middle East and African operations.

NETHERLANDS LOAN PORTFOLIO

    The Netherlands loan portfolio is comprised of loans made from offices and branches located in The Netherlands. The following tables analyze, at the dates indicated, the Netherlands loan portfolio by location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

LOANS BY CUSTOMER LOCATION

                                                                       AT DECEMBER 31,
                                                     ----------------------------------------------------
                                                       2000       1999       1998       1997       1996
                                                     --------   --------   --------   --------   --------
                                                                     (IN MILLIONS OF EUR)
PUBLIC SECTOR
The Netherlands....................................    2,128      3,001      3,690      3,724      4,851
Rest of Europe.....................................      264        207        861        897        544
North America......................................       --         76         96         33         32
Rest of the world..................................      509        465        440        377        246
                                                     -------     ------     ------     ------     ------
                                                         773        748      1,397      1,307        822
                                                     -------     ------     ------     ------     ------
Total public sector loans (gross)..................    2,901      3,749      5,087      5,031      5,673
                                                     =======     ======     ======     ======     ======

PRIVATE SECTOR
The Netherlands....................................  108,776     87,925     81,490     73,336     67,961
Rest of Europe.....................................    4,769      2,689      2,085      2,664      2,636
North America......................................    3,274      3,088      1,674      2,265        533
Rest of the world..................................    4,550      4,155      3,577      2,438      1,480
                                                     -------     ------     ------     ------     ------
                                                      12,593      9,932      7,336      7,367      4,649
                                                     -------     ------     ------     ------     ------
Total private sector loans (gross).................  121,369     97,857     88,826     80,703     72,610
                                                     =======     ======     ======     ======     ======

PRIVATE SECTOR LOANS BY TYPE OF COLLATERAL

                                                                       AT DECEMBER 31,
                                                     ----------------------------------------------------
                                                       2000       1999       1998       1997       1996
                                                     --------   --------   --------   --------   --------
                                                                     (IN MILLIONS OF EUR)
COMMERCIAL
Public authority guarantees........................    3,752      3,373      3,472      3,979      4,383
Mortgages..........................................   12,107     10,054      9,504     10,614      9,869
Securities.........................................      968        982      1,172        739      1,105
Bank guarantees....................................      141        415        408        219        207
Other types of collateral and unsecured............   36,766     32,751     28,575     26,904     24,725
                                                     -------     ------     ------     ------     ------
                                                      53,734     47,575     43,131     42,455     40,289

RETAIL
Public authority guarantees........................    6,381      3,607      3,594      3,623      3,814
Mortgages..........................................   50,403     35,491     30,747     23,934     19,062
Other types of collateral and unsecured............   10,851     11,184     11,354     10,691      9,445
                                                     -------     ------     ------     ------     ------
                                                      67,635     50,282     45,695     38,248     32,321
                                                     -------     ------     ------     ------     ------
Total private sector loans (gross).................  121,369     97,857     88,826     80,703     72,610
                                                     =======     ======     ======     ======     ======

COMMERCIAL LOANS BY INDUSTRY

                                                                        AT DECEMBER 31,
                                                      ----------------------------------------------------
                                                        2000       1999       1998       1997       1996
                                                      --------   --------   --------   --------   --------
                                                                      (IN MILLIONS OF EUR)
Agriculture, mining and energy......................    3,858      4,908      3,658      3,869      4,000
Manufacturing.......................................    9,900      8,498      7,688      6,472      7,070
Construction and real estate........................    5,650      3,976      3,886      3,586      3,847
Wholesale and retail trade..........................    8,774      7,564      7,538      7,064      7,434
Transportation and communications...................    3,579      3,567      3,234      2,919      2,549
Financial services..................................    9,958      8,955      8,898      8,171      6,561
Business services...................................    6,927      5,079      3,343      4,487      3,123
Education, health care and other services...........    5,088      5,028      4,886      5,887      5,705
                                                       ------     ------     ------     ------     ------
Total commercial loans (gross)......................   53,734     47,575     43,131     42,455     40,289
                                                       ======     ======     ======     ======     ======

EUROPEAN LOAN PORTFOLIO

    The European loan portfolio is comprised of loans made from offices and branches located in Europe, excluding The Netherlands. The following tables analyze, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

PRIVATE SECTOR LOANS BY TYPE OF COLLATERAL

                                                                        AT DECEMBER 31,
                                                      ----------------------------------------------------
                                                        2000       1999       1998       1997       1996
                                                      --------   --------   --------   --------   --------
                                                                      (IN MILLIONS OF EUR)
COMMERCIAL
Public authority guarantees.........................    1,486      1,511        952      1,519      2,089
Mortgages...........................................      702        649        851        531        674
Securities..........................................      469        193        486        427         33
Bank guarantees.....................................      990        639        649      1,236        536
Other types of collateral and unsecured.............   23,466     21,187     18,284     17,766     15,663
                                                       ------     ------     ------     ------     ------
                                                       27,113     24,179     21,222     21,479     18,995
RETAIL
Public authority guarantees.........................        1          9         --         46          2
Mortgages...........................................      322        265        263        281        353
Other types of collateral and unsecured.............    1,326      1,416      1,091        857        774
                                                       ------     ------     ------     ------     ------
                                                        1,649      1,690      1,354      1,184      1,129
Total private sector loans (gross)..................   28,762     25,869     22,576     22,663     20,124
                                                       ======     ======     ======     ======     ======

COMMERCIAL LOANS BY INDUSTRY

                                                                        AT DECEMBER 31,
                                                      ----------------------------------------------------
                                                        2000       1999       1998       1997       1996
                                                      --------   --------   --------   --------   --------
                                                                      (IN MILLIONS OF EUR)

Agriculture, mining and energy......................    1,464      1,052      1,397      1,952      1,388
Manufacturing.......................................    8,474      6,689      6,038      4,581      5,093
Construction and real estate........................    1,574      1,555      1,312      1,407      1,274
Wholesale and retail trade..........................    3,570      3,558      3,549      3,422      3,085
Transportation and communications...................    3,603      2,524      2,272      3,034      2,417
Financial services..................................    2,745      3,269      2,832      3,370      2,788
Business services...................................    2,921      3,091      1,907      2,011      1,767
Education, health care and other services...........    2,762      2,441      1,915      1,702      1,183
                                                       ------     ------     ------     ------     ------
Total commercial loans (gross)......................   27,113     24,179     21,222     21,479     18,995
                                                       ======     ======     ======     ======     ======

NORTH AMERICAN LOAN PORTFOLIO

    The North American loan portfolio is comprised of loans made by the LaSalle Group and European American Bank, loans made by offices and branches located in the United States, Canada and Mexico and, beginning in 1997, loans made by Standard Federal. The Standard Federal loan portfolio consists primarily of mortgage loans. The following tables analyze, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower.

PRIVATE SECTOR LOANS BY TYPE OF COLLATERAL

                                                                        AT DECEMBER 31,
                                                      ----------------------------------------------------
                                                        2000       1999       1998       1997       1996
                                                      --------   --------   --------   --------   --------
                                                                      (IN MILLIONS OF EUR)
COMMERCIAL
Public authority guarantees.........................    1,149        868        832        698        372
Mortgages...........................................    9,245      7,898      5,171      4,310      3,003
Securities..........................................    1,100        424        384        294        328
Bank guarantees.....................................    2,642        180         79         72         85
Other types of collateral and unsecured.............   32,093     26,457     19,627     16,337     16,676
                                                       ------     ------     ------     ------     ------
                                                       46,229     35,827     26,093     21,711     20,464
RETAIL
Public authority guarantees.........................        2          2          2          9          8
Mortgages...........................................   21,231     19,821     18,201     18,511      7,030
Other types of collateral and unsecured.............    2,347      2,307      2,194      2,958      1,612
                                                       ------     ------     ------     ------     ------
                                                       23,580     22,130     20,397     21,478      8,650
                                                       ------     ------     ------     ------     ------
Total private sector loans (gross)..................   69,809     57,957     46,490     43,189     29,114
                                                       ======     ======     ======     ======     ======

COMMERCIAL LOANS BY INDUSTRY

                                                                        AT DECEMBER 31,
                                                      ----------------------------------------------------
                                                        2000       1999       1998       1997       1996
                                                      --------   --------   --------   --------   --------
                                                                      (IN MILLIONS OF EUR)
Agriculture, mining and energy......................    3,374      2,539      2,699      2,367      2,539
Manufacturing.......................................   11,552      8,495      5,905      5,637      6,434
Construction and real estate........................    9,748      8,219      6,067      4,395      2,664
Wholesale and retail trade..........................    6,423      5,173      3,553      2,572      2,880
Transportation and communications...................    3,521      2,216      2,494      1,514      1,472
Financial services..................................    2,150      1,804      1,923      1,482        463
Business services...................................    3,590      2,628      1,682      1,381      1,422
Education, health care and other services...........    5,871      4,753      1,770      2,363      2,590
                                                       ------     ------     ------     ------     ------
Total commercial loans (gross)......................   46,229     35,827     26,093     21,711     20,464
                                                       ======     ======     ======     ======     ======

ANALYSIS OF LOAN LOSS EXPERIENCE: PROVISIONS AND ALLOWANCES FOR LOAN LOSSES

    As used in this Report, the term "provisions" denotes the charge to income, while "allowance" denotes the accumulated balance sheet position created by the provisions and held against the value of the assets.

PROVISIONING POLICY

    Credit officers continually monitor the quality of loans. If doubt exists as to repayment, loans are transferred to special credit departments. After assessment, the special credit departments determine the amount, if any, of the specific provision that should be made, taking into account the value of collateral. Four times a year, the Group Credit Committee evaluates the specific allowances for credit risks that are above a certain level and reviews loans identified as special mention credits because of credit or industry factors to determine whether additional provisioning is required. It is our policy to establish and maintain, through charges against income, a specific allowance sufficient to cover the estimated loss when credit risks or economic or political factors make recovery doubtful.

    Provisioning for consumer loans and residential mortgages takes place on a portfolio basis with the specific allowance being maintained at a level commensurate with the size of the portfolio and with historical loss experience.

    Until November 2000, we also established specific allowances for country risk. As of December 2000, we replaced the existing method of specific allowances for country risk with a system of sovereign provisions. Under this new system, only cross-border foreign currency debt of certain sovereigns, based on the sovereign's risk score, is provisioned, instead of the country's total risk exposure.

    For collection purposes, we continue to accrue interest on doubtful loans, which are loans classified as "doubtful" or "loss," but a provision is made for interest in suspense against interest revenue in the income statement for non-performing doubtful loans. Doubtful loans are not written off until it is clear that repayment of principal will not be made. As provisioning is tax deductible in The Netherlands, it is unnecessary for the Bank, as is the case for U.S. banks, to write off doubtful loans to achieve tax savings. U.S. banks stop accruing interest when loans become overdue by 90 days or more or when recovery is doubtful. For these reasons, the relative level of allowance and doubtful loans is generally higher for Dutch banks than for U.S. banks.

    The following table shows our specific allowances for loan losses and for country risk.

                                                                             AT DECEMBER 31,
                                                           ----------------------------------------------------
                                                             2000       1999       1998       1997       1996
                                                           --------   --------   --------   --------   --------
                                                                           (IN MILLIONS OF EUR)
The Netherlands..........................................   1,224      1,193      1,162      1,187      1,184
North America............................................     162        193        247        277        184
Rest of the world........................................   2,809      3,072      2,707      1,430      1,034
                                                            -----      -----      -----      -----      -----
Total specific allowances for loan losses................   4,195      4,458      4,116      2,894      2,402

Specific allowances for country risk.....................     272        533        494        410        418
                                                            -----      -----      -----      -----      -----
Total specific allowances................................   4,467      4,991      4,610      3,304      2,820
                                                            =====      =====      =====      =====      =====

    Nonperforming loans as a percentage of total private sector loans (gross) decreased to 2.05% in 2000 from 2.26% in 1999 after decreasing from 2.39% in 1998. On balance, the quality of the loan portfolio remains good. The Dutch economy continued to be strong, with the level of doubtful loans increasing only moderately despite volume growth. Strong economies in the United States and certain other countries in which we have substantial operations were also reflected in a continuation of a low level of specific provisioning for individual credits in those countries. Although we operate in emerging markets countries, our exposure in terms of loans and trading portfolios in those countries is relatively small compared to our worldwide credit business. Accordingly, the specific provisions for loan losses as a percentage of total private sector loans (gross) was 0.33% in 2000, as compared to 0.32% and 0.35% in 1999 and 1998, respectively. At December 31, 2000, total specific allowances were EUR 524 million or 10.5% lower than at December 31, 1999, due primarily to more loans being written off. Specific allowances for loan losses as a percentage of total private sector loans (gross) decreased to 1.68% at December 31, 2000, as compared to 2.11% and 2.25% at December 31, 1999 and 1998, respectively.

    Provision for loan losses fell from EUR 653 million in 1999 to EUR 617 million in 2000. During December 2000, we changed our method of country risk provisioning, moving from a country provision method to sovereign provisioning. Under the new method of provisioning, only cross border foreign currency debt of certain sovereigns is provisioned, instead of the total risk exposure for a specific country. Under this new method of provisioning, EUR 197 million was able to be released from provision for loan losses. The remaining addition in 2000 of EUR 814 million to provision for loan losses related to specific bad debt provisions. In 1999, specific bad debt provisions totaled EUR 678 million.

    Movements in the Fund for general banking risks during 2000 resulted in a level of EUR 1,319 million at December 31, 2000. As a result, EUR 32 million was released from the Fund for general banking risks in 2000. The combined provision for loan losses and release from the Fund for general banking risks amounted to EUR 585 million in 2000 compared to EUR 633 million in 1999.

    The table below shows, for the five years ended December 31, 2000, the composition of the aggregate charge to income regarding the specific provision for loan losses and additions to the Fund for general banking risks for 2000, 1999, 1998 and 1997 and for the provision for general contingencies for 1996.

                                                                2000       1999       1998       1997       1996
                                                              --------   --------   --------   --------   --------
                                                                              (IN MILLIONS OF EUR)
Net provisions for loan losses (1)..........................     814       678         638       595        638
Net provisions for country risk (1).........................    (197)      (25)        303       (48)       (69)
                                                                ----       ---        ----       ---        ---
Total specific provisions...................................     617       653         941       547        569
Addition to fund for general banking risks..................     (32)      (20)       (101)      179         --
Addition to provision for general contingencies.............      --        --          --        --         66
                                                                ----       ---        ----       ---        ---
Total charge against profit.................................     585       633         840       726        635
                                                                ====       ===        ====       ===        ===

------------------------

(1) Net of recoveries and releases. See "Movements in Specific Allowances for Loan Losses" and "Movements in Specific Allowances for Country Risk."

    The following tables analyze the movements of the specific allowances for loan losses and country risk: amounts written off (net of recoveries), new provisions charged against profit (increases and releases) and growth of the allowance as a consequence of the charge of interest to doubtful loans. The allowance for interest in suspense is included in the specific allowance for loan losses.

MOVEMENTS IN SPECIFIC ALLOWANCES FOR LOAN LOSSES

                                                            2000       1999       1998       1997       1996
                                                          --------   --------   --------   --------   --------
                                                                          (IN MILLIONS OF EUR)
Balance at beginning of year............................    4,458     4,116      2,894      2,402      2,469
Acquisitions, currency translation differences and other
  adjustments...........................................      233       178        957        233        (88)
Amounts written off
  The Netherlands.......................................     (193)     (132)      (187)      (181)      (380)
  North America.........................................     (276)     (236)      (238)      (161)      (137)
  Rest of the world.....................................   (1,106)     (403)      (102)      (123)      (233)
                                                           ------     -----      -----      -----      -----
                                                           (1,575)     (771)      (527)      (465)      (750)
Received after write-off................................      108       119         77         54         48
Subtotal................................................    3,224     3,642      3,401      2,224      1,679
Addition from net interest revenue......................      157       138         77         75         85
New and increased specific provisions
  The Netherlands.......................................      276       196        241        273        458
  North America.........................................      346       273        203        270        165
  Rest of the world.....................................      764       735        706        381        372
                                                           ------     -----      -----      -----      -----
                                                            1,386     1,204      1,150        924        995
Releases of specific provisions
  The Netherlands.......................................     (158)     (107)      (109)      (114)      (139)
  North America.........................................      (30)      (60)      (132)       (58)       (83)
  Rest of the world.....................................     (276)     (240)      (194)      (103)       (87)
                                                           ------     -----      -----      -----      -----
                                                             (464)     (407)      (435)      (275)      (309)
Recoveries
  The Netherlands.......................................       (4)       (3)        (6)        (2)        (3)
  North America.........................................      (30)      (47)       (46)       (42)       (31)
  Rest of the world.....................................      (74)      (69)       (25)       (10)       (14)
                                                           ------     -----      -----      -----      -----
                                                             (108)     (119)       (77)       (54)       (48)

New and increased specific provisions (net).............      814       678        638        595        638
                                                           ------     -----      -----      -----      -----
Balance at end of year..................................    4,195     4,458      4,116      2,894      2,402
                                                           ======     =====      =====      =====      =====

MOVEMENTS IN SPECIFIC ALLOWANCES FOR SOVEREIGN RISK

                                                            2000       1999       1998       1997       1996
                                                          --------   --------   --------   --------   --------
                                                                          (IN MILLIONS OF EUR)
Balance at beginning of year............................      533       494        410        418        478
Currency translation differences........................       36        74        (23)        47         27
Provisions charged (released) against profit and loss
  account...............................................     (197)      (25)       303        (48)       (69)
Other movements.........................................     (100)      (10)      (196)        (7)       (18)
                                                           ------     -----      -----      -----      -----
Balance at end of year..................................      272       533        494        410        418
                                                           ======     =====      =====      =====      =====

SPECIFIC ALLOWANCE FOR LOAN LOSSES BY INDUSTRY

    The following table analyzes the allowance for loan losses by industry at December 31 of each of the last five years.

                                                                             AT DECEMBER 31,
                                                           ----------------------------------------------------
                                                             2000       1999       1998       1997       1996
                                                           --------   --------   --------   --------   --------
                                                                           (IN MILLIONS OF EUR)
Agriculture, mining and energy...........................     186        183        158        141         73
Manufacturing............................................   1,161      1,234      1,268        565        513
Construction and real estate.............................     219        277        190        214        203
Wholesale and retail trade...............................     732        941        867        537        434
Transportation and communications........................     267        244        208        255        208
Financial services.......................................     387        388        424        304        244
Business services........................................     357        349        227        253        159
Education, health care and other services................     289        350        277        245        212
                                                            -----      -----      -----      -----      -----
Total commercial.........................................   3,598      3,966      3,619      2,514      2,046
Retail...................................................     597        492        497        380        356
                                                            -----      -----      -----      -----      -----
Total private sector.....................................   4,195      4,458      4,116      2,894      2,402
                                                            =====      =====      =====      =====      =====

ANALYSIS OF LOANS BY INDUSTRY

    The following table analyzes the percentage of loans in each industry to total private sector loans at December 31 of each of the last five years.

                                                                             AT DECEMBER 31,
                                                           ----------------------------------------------------
                                                             2000       1999       1998       1997       1996
                                                           --------   --------   --------   --------   --------
                                                                             (IN PERCENTAGES)
Agriculture, mining and energy...........................     4.2        5.1        4.9        5.0        6.4
Manufacturing............................................    14.7       14.6       14.5       13.8       16.3
Construction and real estate.............................     7.2        7.1        6.9        6.1        6.0
Wholesale and retail trade...............................     8.6        9.1        9.6        9.5       10.6
Transportation and communications........................     5.2        4.9        5.2        5.5        5.2
Financial services.......................................     6.9        8.3        8.9        9.7       11.6
Business services........................................     6.0        5.8        4.6        5.4        4.8
Education, health care and other services................     6.5        6.5        5.8        6.4        7.6
                                                            -----      -----      -----      -----      -----
Total commercial.........................................    59.3       61.4       60.4       61.4       68.5
Retail...................................................    40.7       38.6       39.6       38.6       31.5
                                                            -----      -----      -----      -----      -----
Total private sector.....................................   100.0      100.0      100.0      100.0      100.0
                                                            =====      =====      =====      =====      =====

NET SPECIFIC PROVISIONS FOR LOAN LOSSES BY INDUSTRY

    The following table analyzes net specific provisions for loan losses (inclusive of provision for interest in suspense) by industry for each of the last five years.

                                                                2000       1999       1998       1997       1996
                                                              --------   --------   --------   --------   --------
                                                                              (IN MILLIONS OF EUR)
Agriculture, mining and energy..............................      1         77         49         67         42
Manufacturing...............................................    326        101        249        114        126
Construction and real estate................................    (10)        44          6         34         33
Wholesale and retail trade..................................     90        128         85        134        139
Transportation and communications...........................     47         84         26         18         66
Financial services..........................................     60         14          4         35         24
Business services...........................................     74         28         38         91         40
Education, health care and other services...................     70         76         57         24        105
                                                                ---        ---        ---        ---        ---
Total commercial............................................    658        552        514        517        575
Retail......................................................    313        264        201        153        148
                                                                ---        ---        ---        ---        ---
Total private sector........................................    971        816        715        670        723
of which interest in suspense...............................    157        138         77         75         85
                                                                ---        ---        ---        ---        ---
Total specific provisions (net).............................    814        678        638        595        638
                                                                ===        ===        ===        ===        ===

ANALYSIS OF WRITE-OFFS BY INDUSTRY

    The following table analyzes the amounts written off by industry during each of the last five years.

                                                                2000       1999       1998       1997       1996
                                                              --------   --------   --------   --------   --------
                                                                              (IN MILLIONS OF EUR)
Agriculture, mining and energy..............................      25        13         19         21         21
Manufacturing...............................................     385        67         45         46        131
Construction and real estate................................      82        55         32         32        138
Wholesale and retail trade..................................     324        57         67        129        108
Transportation and communications...........................      66        31         25         24         34
Financial services..........................................      48        31         50         16         41
Business services...........................................     187        90         36         34         67
Education, health care and other services...................      55        40         64         49         77
                                                               -----       ---        ---        ---        ---
Total commercial............................................   1,172       384        338        351        617
Retail......................................................     403       387        189        114        133
                                                               -----       ---        ---        ---        ---
Total private sector........................................   1,575       771        527        465        750
                                                               =====       ===        ===        ===        ===

POTENTIAL CREDIT RISK LOANS

    The table below provides an analysis of our doubtful loans for each of the last five years. "Doubtful loans" are all loans classified as "doubtful" or "loss" for which in general a specific provision has been made, although doubtful loans can still be performing. The amounts are stated before deduction of the value of collateral held, the specific allowances carried and interest in suspense. As we are not required by Dutch regulations to classify loans as "non-accrual," "accruing past due," "restructured" and "potential problem" loans, as defined by the Securities and Exchange Commission, the table below is based on available data.

DOUBTFUL LOANS

                                                                                       INTEREST
                                                                                       REVENUE       INCLUDED
                                                                                         NOT       IN INTEREST
                                                                                      RECOGNIZED     REVENUE
                                 2000       1999       1998       1997       1996      2000(4)       2000(5)
                               --------   --------   --------   --------   --------   ----------   ------------
                                                             (IN MILLIONS OF EUR)
NON-ACCRUAL LOANS(1)
The Netherlands..............     370        379        528        582        810          34            --
North America................     928        443        155        167        210          61            15
Rest of the world............   1,450        721        761        410        536          56             1
                                -----      -----      -----      -----      -----         ---           ---
                                2,748      1,543      1,444      1,159      1,556         151            16
                                -----      -----      -----      -----      -----         ---           ---
NON-PERFORMING LOANS FOR
  WHICH INTEREST HAS BEEN
  SUSPENDED(2)
The Netherlands..............     463        401        591        500        466          56            --
North America................      34         53        186        303        155           3            --
Rest of the world............   1,877      2,794      2,162        683        391          98            34
                                -----      -----      -----      -----      -----         ---           ---
                                2,374      3,248      2,939      1,486      1,012         157            34
                                -----      -----      -----      -----      -----         ---           ---
ACCRUING LOANS(3)
The Netherlands..............   1,753      1,682      1,560      1,946      1,526          --           137
North America................      49         93         26         22         92          --             3
Rest of the world............     939      1,014        609        394        301          --            65
                                -----      -----      -----      -----      -----         ---           ---
                                2,741      2,789      2,195      2,362      1,919          --           205
                                -----      -----      -----      -----      -----         ---           ---
TOTAL DOUBTFUL LOANS.........   7,863      7,580      6,578      5,007      4,487         308           255
                                =====      =====      =====      =====      =====         ===           ===


                                 INCLUDED       INCLUDED
                               IN INTEREST    IN INTEREST
                                 REVENUE        REVENUE
                                 1999(5)        1998(5)
                               ------------   ------------
                                  (IN MILLIONS OF EUR)
NON-ACCRUAL LOANS(1)
The Netherlands..............        --             --
North America................         9              1
Rest of the world............         1             --
                                    ---            ---
                                     10              1
                                    ---            ---
NON-PERFORMING LOANS FOR
  WHICH INTEREST HAS BEEN
  SUSPENDED(2)
The Netherlands..............        --             --
North America................        --              2
Rest of the world............         4              3
                                    ---            ---
                                      4              5
                                    ---            ---
ACCRUING LOANS(3)
The Netherlands..............       120            113
North America................         7              2
Rest of the world............        40             30
                                    ---            ---
                                    167            145
                                    ---            ---
TOTAL DOUBTFUL LOANS.........       181            151
                                    ===            ===

------------------------

(1) "Non-accrual loans" are loans placed on a non-accrual basis but not yet written off.

(2) "Non-performing loans" are loans on which we continue to accrue interest, but which is included in interest revenue only if interest is actually received.

(3) "Accruing loans" are loans on which we continue to charge interest that is included in interest revenue.

(4) "Interest not recognized" is the difference between the interest revenue that would have been recognized under original contractual terms and the interest revenue actually recognized in the relevant year.

(5) "Included in interest" is the amount of interest revenue that is recognized in the relevant year.

    The following table sets forth the outstanding principal balance of loans as of December 31 for each of the last five years that were restructured.

                                                                                         INCLUDED       INCLUDED       INCLUDED
                                                                                       IN INTEREST    IN INTEREST    IN INTEREST
                                                                                         REVENUE        REVENUE        REVENUE
                                  2000       1999       1998       1997       1996         2000           1999           1998
                                --------   --------   --------   --------   --------   ------------   ------------   ------------
                                                                      (IN MILLIONS OF EUR)

The Netherlands...............      --         --         --         --         22           --             --             --
North America.................      --         10         15         16          2           --             --              1
Rest of the world.............     574        369        316         43        144           17              9             50
                                 -----      -----      -----      -----      -----          ---            ---            ---
                                   574        379        331         59        168           17              9             51
                                 =====      =====      =====      =====      =====          ===            ===            ===

SOVEREIGN RISK EXPOSURE AND RELATED SPECIFIC ALLOWANCES

    The following table sets forth our sovereign risk exposure and related specific allowances at December 31, 2000, 1999 and 1998.

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR
                                                                   EXCEPT PERCENTAGES)
Sovereign risk/Country risk exposure........................   1,107      1,342      1,778
Sovereign risk/Country risk specific allowances.............    (272)      (533)      (494)
                                                               -----      -----      -----
Net exposure................................................     835        809      1,284
                                                               -----      -----      -----
Net exposure as a percentage of group capital...............     2.6%       2.8%       5.3%
                                                               =====      =====      =====

    Total sovereign risk exposure, excluding trade debts, decreased by EUR 235 million in 2000 due to sales, write-offs and a change of our provisioning policy. Specific allowances for sovereign risk represented 25% of total sovereign risk exposure at December 31, 2000, as compared to 40% at December 31, 1999 and 28% at December 31, 1998. Of the total sovereign risk exposure at December 31, 2000, EUR 331 million, or 30%, was collateralized mainly by U.S. Treasury zero coupon bonds issued as part of Brady restructurings. This collateral is designed to cover fully the principal due on maturity. In determining specific allowances for sovereign risk, the estimated current value of this collateral has been taken into account.

CROSS-BORDER OUTSTANDINGS

    Our operations involve significant exposure in non-local currencies. These cross-border outstandings are controlled by the Group Credit Committee through a country risk management system that requires frequent monitoring of outstandings to avoid concentrations of transfer, economic and political risk. Cross-border outstandings are based on the country of domicile of the borrower and comprise loans denominated in currencies other than the borrower's local currency.

    Cross-border outstandings exceeding 1% of total assets at December 31, 2000, 1999 and 1998 are shown in the following table. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

                                                 PERCENTAGE
                                                  OF TOTAL     TOTAL                             PRIVATE
                                                   ASSETS      AMOUNT     BANKS     GOVERNMENT    SECTOR
                                                 ----------   --------   --------   ----------   --------
                                                         (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
DECEMBER 31, 2000
United States..................................      3.9       21,317      3,768      1,720       15,829
United Kingdom.................................      3.7       20,086      8,421         63       11,602
Italy..........................................      2.0       10,675      2,670      7,538          467
Belgium........................................      1.8        9,947      5,329      2,871        1,747
Germany........................................      1.8        9,668      3,585      4,186        1,897

DECEMBER 31, 1999
United Kingdom.................................      3.7       16,976      9,808         39        7,129
United States..................................      3.9       17,845      3,719      1,192       12,934
Germany........................................      2.7       12,430      7,487      3,865        1,078
France.........................................      1.3        5,838      2,751      1,187        1,900
Belgium........................................      2.6       11,795      5,513      4,321        1,961
Italy..........................................      3.0       13,542      2,830      9,693        1,019
Japan..........................................      1.2        5,406        769         --        4,637

DECEMBER 31, 1998
United Kingdom.................................      5.0       21,407     10,879      1,764        8,764
United States..................................      3.4       14,906      3,527      3,115        8,264
Germany........................................      3.4       14,823      4,938      9,143          742
France.........................................      2.5       10,865      6,474      3,378        1,013
Belgium........................................      2.3       10,106      5,381      3,354        1,371
Italy..........................................      2.1        8,840      2,666      5,353          821

CROSS-BORDER OUTSTANDINGS BETWEEN 0.75% AND 1% OF TOTAL ASSETS

    Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totaled
EUR 9,083 million at December 31, 2000 and related to Spain and France. At December 31, 1999, these outstandings totaled EUR 3,848 million and related entirely to Spain. At December 31, 1998, these outstandings totaled
EUR 3,314 million and related to Spain and Switzerland.

LOAN CONCENTRATIONS

    One of the principal factors influencing the quality of our earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to a multiple number of borrowers engaged in similar activities all of whom are subject to roughly the same effects of economic conditions or other changes. At December 31, 2000, there was no concentration of loans exceeding 10% of our total loans (gross).

LIABILITIES

    Deposits and short-term borrowings are included in the balance sheet items Banks, Total customer accounts and Debt securities.

DEPOSITS

    The following table presents the average amount of and the average rate paid on each deposit category representing in excess of 10% of average total deposits during the three most recent fiscal years. The geographic allocation is based on the location of the office or branch where the deposit is made.

                                                   AVERAGE               AVERAGE               AVERAGE
                                                    AMOUNT    AVERAGE     AMOUNT    AVERAGE     AMOUNT    AVERAGE
                                                     2000     RATE (%)     1999     RATE(%)      1998     RATE(%)
                                                   --------   --------   --------   --------   --------   --------
                                                               (IN MILLIONS OF EUR EXCEPT PERCENTAGE)
BANKS
The Netherlands
  Time deposits(1)...............................   28,892       5.6       9,226      6.7       43,925      5.8
  Demand deposits/Current accounts...............    8,863       5.4      16,804      6.5       16,323      5.9
Foreign
  Time deposits(1)...............................   84,666       5.7      52,566      5.5       70,454      4.6
  Demand deposits/Current accounts...............   32,408       4.4      24,919      3.8       14,440      3.2
TOTAL CUSTOMER ACCOUNTS
The Netherlands
  Savings accounts...............................   29,299       3.6      29,520      4.0       28,587      3.8
  Time deposits(1)...............................   61,653       5.5      18,313      5.8       16,441      4.0
  Demand deposits/Current accounts...............   18,912       3.6      33,355      3.9       24,647      2.1
  Others.........................................    9,402       6.8      10,682      6.8        6,226      5.6
Foreign
  Savings accounts...............................   48,875       4.0      37,101      4.3       30,281      4.3
  Time deposits(1)...............................   86,464       5.8      67,364      5.7       70,559      4.9
  Demand deposits/Current accounts...............   24,062       4.3      18,104      3.5       12,545      2.9
  Others.........................................   12,649       5.9      10,928      5.5        8,589      5.1

------------------------

(1) Includes our Eurodollar deposit activities and professional securities transactions. Time deposits are funds whereby the original term, the period of notice and interest payable have been agreed upon with the counterparty.

    Average amounts of deposits by foreign customers in the Dutch branches and offices included under Banks were for 2000, 1999 and 1998, EUR 30.0 billion, EUR 34.9 billion and EUR 27.0 billion, respectively, and for Total client accounts were, for 2000, 1999 and 1998, EUR 15.5 billion, EUR 18.2 billion and EUR 14.7 billion, respectively.

DEPOSITS OF $100,000 OR MORE

    At December 31, 2000, deposits of $100,000 or more or the equivalent in other currencies, held in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

                                                                AT DECEMBER
                                                                 31, 2000
                                                              ---------------
                                                              (IN MILLIONS OF
                                                                   EUR)
3 months or less............................................      11,174
more than 3 months but less than 6 months...................       2,110
more than 6 months but less than 12 months..................       1,716
over 12 months..............................................       8,994
                                                                  ------
Total.......................................................      23,994
                                                                  ======

SHORT-TERM BORROWINGS

    Short-term borrowings are borrowings with an original maturity of one year or less. These are included in our consolidated balance sheet under the items Banks, Total customer accounts and Debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders' equity at December 31, 2000 were included in the item Debt Securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on short-term borrowings provided below.

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                (IN MILLIONS OF EUR EXCEPT
                                                                       PERCENTAGES)
Year-end balance............................................   27,532     29,156     19,174
Average balance.............................................   28,084     24,053     20,500
Maximum month-end balance...................................   35,993     31,278     23,168
Average interest rate during the year.......................      6.5%       6.1%       6.0%
Average interest rate at year-end...........................      5.9%       6.0%       5.9%

    For an analysis of the maturities of our liabilities at December 31, 2000, see the notes to the Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

    Holding is a public company with limited liability incorporated under the laws of The Netherlands to which the rules for large companies, as set out in Sections 152 to 164 inclusive of Book 2 of the Dutch Civil Code, or the "Large Company Rules", apply. Under the Large Company Rules, companies must have a two-tier system of corporate governance, consisting of a Supervisory Board and Managing Board. The Supervisory Board supervises the policy conducted by the Managing Board, as well as the company's general course of affairs and its business.

    Under the Large Company Rules, our day to day management is vested with the Managing Board. Subject to certain statutory exemptions, the following powers, among others, are vested in the Supervisory Board by the Large Company Rules:
(1) appointment of the members of the Supervisory Board; (2) appointment and dismissal of the members of the Managing Board; (3) adoption of the annual accounts; and (4) approval of certain resolutions by the Managing Board. In performing their duties, members of the Supervisory Board must consider the interests of the company and its business.

    Holding's Supervisory Board is an independent and self-appointing entity. The Supervisory Board appoints a chairman from among its members. It also appoints a secretary, who may or may not be a member of the Supervisory Board. Persons employed by Holding or an affiliated company cannot be appointed as Supervisory Board members.

    Supervisory Board members are appointed for a term of four years and may be re-appointed thereafter. Members of the Supervisory Board have agreed to retire by the day on which the annual general meeting of shareholders is held in the year in which he or she reaches the age of 70.

    The remuneration of each member of the Supervisory Board is determined by the Supervisory Board, subject to approval by the general meeting of shareholders.

    The members of the Supervisory Board of Holding as of April 1, 2001 were as follows:

                                       YEAR OF       TERM
NAME                                 APPOINTMENT   EXPIRES           PRINCIPAL OCCUPATION
----                                 -----------   --------   -----------------------------------
A.A. Loudon........................     1994         2002     Former Chairman of the Managing
CHAIRMAN                                                      Board of AKZO Nobel N.V.

H.B. van Liemt.....................     1986         2002     Former Chairman of the Managing
VICE-CHAIRMAN                                                 Board of DSM N.V.

W. Overmars........................     1990         2003     Former Chairman of the Executive
                                                              Board of Campina Melkunie B.V.
R.J. Nelissen (1)..................     1992         2001     Former Chairman of the Managing
                                                              Board of Holding and ABN AMRO Bank
                                                              N.V.
W. Dik.............................     1993         2005     Chairman of the Managing Board of
                                                              Royal KPN N.V.
J.M.H. van Engelshoven (1).........     1993         2001     Former Managing Director of Royal
                                                              Dutch Shell Group of Companies
R. Hazelhoff (1)...................     1994         2001     Former Chairman of the Managing
                                                              Board of Holding and ABN AMRO Bank
                                                              N.V.
S. Keehn...........................     1996         2002     Former President of the Federal
                                                              Reserve Bank of Chicago
C.H. van der Hoeven................     1997         2005     President and Chief Executive
                                                              Officer of Royal Ahold N.V.
M.C. van Veen......................     1997         2005     Former Chairman of the Managing
                                                              Board of Koninklijke Hoogovens N.V.
A. Burgmans........................     1998         2002     Chairman of the Managing Board of
                                                              Unilever N.V.
Mrs. L.S. Groenman.................     1999         2003     Crown member Sociaal-Economische
                                                              Raad (SER)
D.R.J. de Rothschild...............     1999         2003     Senior Partner of Rothschild & Cie
                                                              Banque, Deputy Chairman N.M.
                                                              Rothschild Group (including N.M.
                                                              Rothschild & Sons Ltd.)
Mrs. T. A. Maas-de Brouwer.........     2000         2004     Former member Upper house of the
                                                              Dutch Parliament/leadership in
                                                              several information technology
                                                              organizations
P.J. Kalff.........................     2000         2004     Former Chairman of the Managing
                                                              Board of Holding and ABN AMRO Bank
                                                              N.V.

------------------------

(1) On May 10, 2001, R.J. Nelissen, J.M.H. van Engelshoven and R. Hazelhoff will resign as members of the Supervisory Board because they will each have reached the age of 70, which is the maximum age for serving on the Supervisory Board.

    The members of the Managing Board of Holding as of April 1, 2001 were as follows:

                                     YEAR OF        TERM
NAME                               APPOINTMENT   EXPIRES(1)            PRINCIPAL OCCUPATION
----                               -----------   ----------   --------------------------------------
R.W.J. Groenink..................     1988          2013      Chairman of the Managing Board
R.W.F. van Tets..................     1988          2009      Wholesale Clients SBU
J.M. de Jong.....................     1989          2003      Consumer & Commercial Clients SBU
W.G. Jiskoot.....................     1997          2013      Wholesale Clients SBU
R.G.C. van den Brink.............     1997          2004      Private Clients & Asset Management SBU
T. de Swaan......................     1999          2008      Corporate Center
J.Ch.L. Kuiper...................     1999          2010      Consumer & Commercial Clients SBU
C.H.A. Collee....................     2000          2015      Consumer & Commercial Clients SBU
S.A. Lires Rial..................     2000          2023      Wholesale Clients SBU
H. Y. Scott-Barrett..............     2000          2021      Wholesale Clients SBU

------------------------

(1) Managing Board members are appointed until reaching the mandatory retirement age of 62, unless otherwise indicated.

    The senior executive vice presidents of the Bank as of April 1, 2001 were as follows:

                                           YEAR OF
NAME                                     APPOINTMENT            PRINCIPAL OCCUPATION
----                                     -----------   ---------------------------------------
J.J. Oyevaar...........................     1985       Consumer & Commercial Clients SBU/
                                                       Special Projects
J.J. Kamp..............................     1986       Corporate Center/Group Tax, Legal,
                                                       Compliance and Economic Department
R.A. Kleyn.............................     1987       Corporate Center/Group HR
F.I.A. Lion............................     1990       Consumer & Commercial Clients SBU/
                                                       Global Business Development
J. Koopman.............................     1994       Private Clients & Asset Management SBU/
                                                       Private Banking
G. Kuyper..............................     1997       Wholesale Clients SBU/Private Equity,
                                                       Bank to Business
A.C. Tupker............................     1997       Liaison Officer (Brussels)
D. Post................................     1997       Wholesale Clients SBU/GTS, Custody and
                                                       Clearing
F.G.H. Deckers.........................     1998       Consumer & Commercial Clients SBU/ CEO
                                                       of BU Netherlands
H. Mulder..............................     1998       Corporate Center/Risk Management
J. Sijbrand............................     1998       Corporate Center/Risk Management
N.W.A. Bannister.......................     1999       Wholesale Clients SBU/Equities
W.F.C. Baars...........................     1999       Wholesale Clients SBU/Chief Financial
                                                       Officer
G.J.B. Hartsink........................     2000       Consumer & Commercial Clients SBU/
                                                       Operations
A.M. Kloosterman.......................     2000       Wholesale Clients SBU/Corporate Banking
A.E. J.M. Cook-Schaapveld..............     2000       Wholesale Clients SBU/Corporate Banking
C. A. Menzi Collier....................     2000       Wholesale Clients SBU/Public Sector
R. J. Meuter...........................     2000       Wholesale Clients SBU/Corporate Banking
H. Tillman.............................     2000       Wholesale Clients SBU/Financial
                                                       Institutions
N. Lorenzen............................     2000       Wholesale Clients SBU/Financial Markets
J. W. Meeuwis..........................     2000       Wholesale Clients SBU/Corporate Finance
K. Edington............................     2000       Wholesale Clients SBU/Chief Operating
                                                       Officer
J. P. Schmittman.......................     2000       Consumer & Commercial Clients SBU/
                                                       Europe
T. Cross-Brown.........................     2000       Private Clients & Asset Management SBU
M.B.G.M. Oostendorp....................     2000       Corporate Center/Group Finance
E.H. Kok...............................     2000       Wholesale Clients SBU/Loan Products
F.C. Barbosa...........................     2001       Consumer & Commercial Clients SBU/ CEO
                                                       of BU Brazil and President of ABN AMRO
                                                       Brazil
P.N.N. Turner..........................     2001       Wholesale Clients SBU/Corporate Finance

B. COMPENSATION

    For the year ended December 31, 2000, the compensation paid to current and former members of the Managing Board and senior executive vice presidents of the Bank aggregated EUR 33.8 million.

    The Managing Board and Supervisory Board are compensated for services that they provide to us. In 2000, the Managing Board received total compensation of EUR 13.2 million, and the Supervisory Board received total compensation of EUR
0.6 million. On December 31, 2000, the Managing Board owned a total of 44,902 of our ordinary shares, and the Supervisory Board owned a total of 50,714 of our ordinary shares. On December 31, 2000, the Managing Board held options for a total of 1,341,076 of our ordinary shares, and the Supervisory Board held options for a total of 181,389 of our ordinary shares.

    No amount was set aside to provide pension benefits for current and former members of the Managing Board and senior executive vice presidents of the Bank pursuant to plans provided or contributed to by us for 2000, and 1999, as a result of the good performance of the Bank's pension fund.

    The following table sets forth the salary and bonus compensation of the Managing Board as of December 31, 2000.

                                                               SALARY     BONUS      TOTAL
                                                              --------   --------   --------
                                                                  (IN THOUSANDS OF EUR)
R.W.J. Groenink (1).........................................    641        908       1,549
R.W.F. van Tets.............................................    568        805       1,373
J.M. de Jong................................................    568        805       1,373
W.G. Jiskoot................................................    568        805       1,373
R.G.C. van den Brink........................................    568        805       1,373
T. de Swaan.................................................    568        805       1,373
J. Ch. L. Kuiper............................................    568        805       1,373
C.H.A. Collee (2)...........................................    331        235         566
S.A. Lires Rial (2)(3)......................................    331        470         801
H.Y. Scott-Barrett (2)(3)...................................    331        470         801
P.J. Kalff (1)..............................................    243        344         587

------------------------

(1) Mr. Groenink was appointed as Chairman of the Managing Board on May 10, 2000. Mr. Groenink succeeded Mr. Kalff when he retired as Chairman.

(2) Messrs. Scott-Barrett's, Lires Rial's and Collee's salary and bonus are the amounts earned since their appointments as member of the Managing Board on June 1, 2000.

(3) In addition to their salary, Messrs. Scott-Barrett and Lires Rial received an expatriate allowance of EUR 265 each in 2000.

    The following table sets forth the compensation of the Members of the Supervisory Board for 2000.

                                                                   TOTAL CASH
                                                                  COMPENSATION
                                                              ---------------------
                                                              (IN THOUSANDS OF EUR)
A.A. Loudon.................................................            54
H.B. van Liemt..............................................            41
W. Overmars.................................................            32
R.J. Nelissen...............................................            32
W. Dik......................................................            38
J.M.H. van Engelshoven......................................            32
R. Hazelhoff................................................            36
S. Keehn....................................................            32
C.H. van der Hoeven.........................................            36
M.C. van Veen...............................................            41
A. Burgmans.................................................            41
Mrs. L.S. Groenman..........................................            38
D.R.J. Rothschild...........................................            32
Mrs. T.A. Maas-de Brouwer...................................            21
P.J. Kalff..................................................            21
F.H. Fentener van Vlissingen (1)............................            19

------------------------

(1) Mr. Fentener van Vlissingen, Vice Chairman of the Supervisory Board, retired on May 10, 2000.

C. BOARD PRACTICES

    The information set forth in Item 6.A. entitled "Directors and Senior Management," is incorporated into this section by reference.

    The Audit Committee consists of six members who meet with the Chairman of the Managing Board, the Chief Financial Officer and one or more members of the Managing Board. The members of the Audit Committee are the Chairman of the Supervisory Board, A.A. Loudon, the Vice-Chairman of the Supervisory Board, H.B. van Liemt, and the following four members of the Supervisory Board: L.S. Groenman, W. Dik, A. Burgmans and M.C. van Veen.

    Holding's Audit Committee met on four occasions in 2000. The role of the Audit Committee is to oversee the preparation of the annual consolidated financials, establish our budget, oversee the performance of major loans, establish the provisions for loan losses and oversee the preparation of the management letter. The Audit Committee also reviews our risk management policy, litigation and proposed acquisitions.

    Upon termination from the Managing Board, each member is entitled to a one-time payment equal to the Managing Board member's salary and bonus at the time of termination, subject to the discretion of the Supervisory Board.

D. EMPLOYEES

    Holding has stock option programs under which employees of the Bank's operating divisions and support functions located in The Netherlands may receive stock option grants in lieu of cash profit-sharing or Christmas bonuses. In addition, under a stock option program for senior management, each year a number of options to acquire ordinary shares are granted to approximately 110 employees, including but not limited to the members of the Managing Board and senior executive vice presidents of the Bank, with the level of grants based on seniority. The exercise price of options under these programs is equal to the average of the high and low quoted price of the ordinary shares on the Euronext Amsterdam on the date of grant. Pursuant to its stock option programs, Holding may issue new shares or shares purchased by Holding in the open market. Depending on the stock option program, the options are fully vested on the date of grant and are exercisable during specified "window periods" for a period of either five years or seven years. Options granted after June 26, 1998 are, in accordance with tax rules, exercisable during specified "window periods" during the fourth through seventh years after the option is granted. On December 31, 2000, outstanding options held by employees were as follows:

                                                                               AVERAGE EXERCISE
YEAR OF EXPIRATION                                            STAFF OPTIONS         PRICE
------------------                                            --------------   ----------------
                                                              (IN THOUSANDS)       (IN EUR)
2001........................................................        2,126            10.99
2002........................................................        6,242            16.60
2003........................................................       14,034            22.55
2004........................................................       10,680            20.73
2005........................................................        4,068            22.43
2006........................................................           --               --
2007........................................................        4,866            21.30
                                                                   ------            -----
Total.......................................................       42,016            20.46
                                                                   ======            =====

E. SHARE OWNERSHIP

    As of December 31, 2000, the following members of our Managing Board owned ordinary shares: R. W. F. van Tets; W. G. Jiskoot; J. Ch. L. Kuiper; and H. Y. Scott-Barrett. As of December 31, 2000, the following members of the Supervisory Board owned ordinary shares: R. Hazelhoff; R.J. Nelissen; M.C. van Veen; A. Burgmans; S. Keehn; and P.J. Kalff. Each of these Managing Board and Supervisory Board members beneficially owned less than one percent of our ordinary shares.

    The following table identifies as of December 31, 2000 the options on our ordinary shares held by members of our Managing Board and Supervisory Board.

                                                                          AVERAGE
                                                              NUMBER OF   EXERCISE   EXPIRATION
                                                               OPTIONS     PRICE       PERIOD
                                                              ---------   --------   ----------
                                                                          (IN EUR)
R.W.J. Groenink.............................................   171,139     19.45        2007
R.W.F. van Tets.............................................   221,925     17.57        2007
J.M. de Jong................................................   141,139     20.32        2007
W.G. Jiskoot................................................   180,710     19.22        2007
R.G.C. van den Brink........................................   180,710     19.22        2007
T. de Swaan.................................................   100,710     20.03        2007
J.Ch.L. Kuiper..............................................    88,000     20.28        2007
C.H.A. Collee...............................................    85,743     20.24        2007
S.A. Lires Rial.............................................    95,000     20.30        2007
H.Y. Scott-Barrett..........................................    76,000     20.46        2007
P.J. Kalff..................................................   181,389     19.21        2007

    As of December 31, 2000, 3.4 million ordinary shares, at an average exercise price of EUR 19.54, were issuable upon the exercise of options held as of such date by members of the Managing Board and senior executive vice presidents of the Bank taken together as a group.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

    The institutions listed in the table below reported the following direct holdings of ABN AMRO Holding ordinary shares and preference shares. The figures reflect the holdings as a percentage of the total outstanding ordinary shares and depositary receipts of preference shares at December 31, 2000, respectively. Depositary receipts of preference shares are issued by Stichting Administratiekantoor ABN AMRO Holding, or "Stichting". This foundation held 362,466,011 Preference Shares, 99.99% of the preference shares, at year-end 2000.

                                                                            DEPOSITARY
                                                              ORDINARY      RECEIPTS OF
                                                               SHARES    PREFERENCE SHARES
                                                              --------   -----------------
                                                               % OF TOTAL OUTSTANDING (1)
Aegon N.V...................................................    1.04           16.30
Fortis N.V..................................................    0.90           10.33
Delta Lloyd Leven (2).......................................    0.46            1.63
ING Groep N.V. (3) (4)......................................   10.36           17.63
Rabobank Nederland..........................................    0.12           10.31
De Zonnewijser (investment fund) (5)........................      --           13.55

------------------------

(1) Other than Stichting, the holders of preference shares listed in the table above hold certificates entitling them to the economic benefits of the preference shares. The preference shares represented by these certificates are held by Stichting and the voting rights in respect of such preference shares are held by Stichting. Stichting will, upon request of a certificate holder, issue a proxy to such certificate holder to vote on the preference shares at his own discretion, unless certain conditions apply.

(2) In 2000, Delta Lloyd Leven decreased its ownership to 1.63% of the total outstanding amount of preference shares from its prior ownership of 9.90%.

(3) The ordinary shares owned by ING Groep N.V. may not be voted because ING Groep N.V. has not received a declaration of no objection from the Dutch Ministry of Finance permitting it to vote the shares.

(4) In 2000, ING Groep N.V. decreased its ownership to 10.36% of the total outstanding amount of ordinary shares from its prior ownership of 19.27%.

(5) In 2000, De Zonnewijser increased its ownership to 13.55% of the total outstanding amount of preference shares from its prior ownership of 12.22%.

    Stichting holds preference shares representing 49.06% of the total capital outstanding on December 31, 2000. Stichting has issued a corresponding number of certificates representing beneficial interest in the preference shares, which are listed on the Euronext Amsterdam. The voting rights of the preference shares are held by Stichting in its capacity as shareholder. On January 10, 2000, the charter of Stichting was amended in order to enable Stichting to grant proxies to certificate holders to vote on the preference shares at their own discretion at a meeting of shareholders. Stichting will issue a proxy upon request of a certificate holder for each meeting of shareholders, unless certain conditions apply, such as a public bid on our shares or any other circumstance which may adversely affect our interest. Voting rights on preference shares granted to a certificate holder by proxy will correspond to the amount of certificates held by the certificate holder in relation to the stock price of the ordinary shares at the close of the last trading day of the Euronext Amsterdam in the month preceding the convocation of the shareholders meeting. Stichting will exercise the voting rights on the preference shares for which it has not issued a proxy according to their economic value. Because Stichting has undertaken to vote on the preference shares in the same manner and pro rata to the votes of the certificate holders who vote by proxy, Stichting can no longer determine the outcome of any shareholder vote. Under Dutch corporate law, proxy solicitation is permitted by the Managing Board or certain shareholders of a Dutch company, giving shareholders further ability to exercise their voting rights at shareholder meetings of Dutch companies.

    Stichting is a non-membership organization, i.e., an entity without shareholders or other members that is similar to a trust or foundation, with a self-appointing Managing Board, organized under the laws of The Netherlands. As of December 31, 2000, the members of the Managing Board of Stichting were:

NAME                                                            OCCUPATION
----                                           ---------------------------------------------
P. Schwencke.................................  Former Deputy Director of Nederlandsche
                                               Participatie Maatschappij N.V.
A. Heeneman..................................  Former Group Controller of Shell
                                               International Petroleum Ltd.
R.W. J. Groenink.............................  Chairman of the Managing Board of Holding

    Neither Mr. Heeneman nor Mr. Schwencke has any management or other material relationship with Holding or its subsidiaries or other group companies. Under the governing instruments of Stichting, one of the members of the Managing Board of Stichting is the Chairman of the Managing Board of Holding.

    To the extent that Stichting disposes of any Preference Shares held by it, or Holding issues new Preference Shares to any person or entity other than Stichting, Preference Shares only may be held by, in addition to Stichting,
(1) natural persons, (2) Holding or (3) such other legal entities as are approved by the Managing Board and the Supervisory Board of Holding in connection with a partnership with or takeover of another enterprise by merger or by acquisition of a participating interest or expansion thereof. Except in connection with a transaction of a type described in clause (iii) of the preceding sentence, or a transfer to Holding or Stichting, preference shares may not be transferred or issued to an acquiring party if the acquiring party holds more than 1% of the preference shares or if the acquiring party would hold more than 1% of the preference shares after the acquisition. Any transfer of preference shares made in accordance with the foregoing sentence only can be made to a person that is permitted to hold preference shares pursuant to the Articles of Association.

    Pursuant to the Articles of Association of Holding, the holder of the one priority share, par value NLG 5.00, the priority share, Stichting Prioriteit ABN AMRO Holding, determines the number of members of the Managing Board of Holding, which may not be less than five, and the number of members of the Supervisory Board of Holding, which may not be less than ten. At the May 10, 2001 Annual General Meeting of the Shareholders of Holding, the shareholders will be voting on a proposal to reduce the minimum size of the Supervisory Board from ten members to five members. Any shareholders' resolution to amend the Articles of Association of Holding or to dissolve Holding requires not only the approval of the Supervisory Board but also the prior approval of the holder of the priority share. Stichting Prioriteit ABN AMRO Holding is a non-membership organization organized under the laws of The Netherlands with a self appointing managing board. Its objective is to protect the interests of Holding and interested parties, including in the event of a hostile takeover attempt. The Managing Board of Stichting Prioriteit ABN AMRO Holding is composed of the members of the Supervisory Board and Managing Board of Holding. Accordingly, the priority share and its ownership by Stichting Prioriteit ABN AMRO Holding serve essentially as a mechanism by which the Supervisory Board and the Managing Board may determine their own size and approve or disapprove amendments to the Articles of Association of Holding.

    Holding knows of no arrangements that may lead to a change of control of Holding. Under the ASCS 1992, a declaration of no objection from the Dutch Minister of Finance upon consultation with the Dutch Central Bank would be required for holding, acquiring or increasing a direct or indirect holding of shares of capital stock equal to more than 5% of the total capital interest in Holding. A separate declaration of no objection also would be required to exercise directly or indirectly voting rights with respect to shares of capital stock representing more than 5% of the voting rights (or the ability to exercise a comparable degree of control) in Holding. The Dutch Minister of Finance may attach restrictions or stipulations to its declaration of no objection.

B. RELATED PARTY TRANSACTIONS

    There were no material contracts in which members of the Managing Board or the senior executive vice presidents of the Bank had any interest during 2000. Loans to members of the Managing Board and to members of the Supervisory Board totaled EUR 12.4 million and EUR 10.9 million, respectively, at December 31, 2000. As described under Item 6- "Directors, Senior Management and Employees," some members of the Supervisory Board are current or former senior executives of leading multinational corporations based primarily in The Netherlands. Members of our group may at any time have lending, investment banking or other financial relationships with one or more of these corporations in the ordinary course of business on terms which Holding believes are no less favorable to our group than those reached with unaffiliated parties of comparable creditworthiness.

C. INTERESTS OF EXPERTS AND COUNSEL

    Not Applicable.

ITEM 8. FINANCIAL INFORMATION

    The information set forth in Item 18 "Financial Statements" is incorporated into this section by reference.

    Legal proceedings have been initiated against us in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have significant effects on our consolidated financial position or profitability.

ITEM 9. THE OFFER AND LISTING

    Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

    Not Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

    The description set forth below is a summary of the material information relating to Holding's share capital, including summaries of certain provisions of the articles of association and applicable Dutch law in effect at the date hereof. The articles of association were last amended by a notarial deed executed by R.I.C. van Helden, civil law notary in Amsterdam, on May 12, 1997 pursuant to a resolution of the extraordinary meeting of shareholders of Holding passed on May 7, 1997. The certificate of no objection of the Ministry of Justice on the proposed amendments to the articles of association was issued by the Ministry of Justice under the number N.V. 385.573. The full text of the articles of association is available, in Dutch and English, at the headquarters of Holding.

    At the May 10, 2001 annual general meeting of shareholders of Holding, the shareholders of Holding will be voting on proposals, among others, to amend the Articles of Association to (i) redenominate the nominal value of all shares into EUR (including all other technical changes necessary due to the introduction of the EUR), (ii) discontinue the use of share certificates to represent share ownership and replace share certificates with a book-entry system and
(iii) reduce the minimum size of the Supervisory Board to five members. On or about May 16, 2001, following approval by the shareholders and the relevant Dutch authorities of the foregoing proposals, such proposals will be included in an amendment to the Articles of Association of Holding. The following discussion of Holding's capital stock gives effect to the adoption of the foregoing proposals.

SHARE CAPITAL

    Under the Articles of Association, the authorized share capital of Holding amounts to EUR 4,704,000,224 nominal value. It consists of (i) four billion ordinary shares, nominal value EUR 0.56 each, (ii) one hundred million convertible preference shares, nominal value EUR 2.24 each, each of which is convertible into four ordinary shares, subdivided into one series of twenty million convertible preference shares and eight series of ten million convertible preference shares, (iii) one billion preference shares, nominal value EUR 2.24 each, divided into one series of four hundred million preference shares and six series of one hundred million preference shares, and (iv) one hundred priority shares, nominal value EUR 2.24.

ISSUANCE OF SHARES

    The Managing Board may be authorized by resolution of the general meeting of shareholders to issue from time to time ordinary shares, preference shares and convertible preference shares. This authority is subject to the prior approval of the Supervisory Board and is currently further limited to a maximum of 50% of the current authorized share capital of Holding of EUR 4,704,000,224 and to the current maximums of specific classes of shares of capital stock described above. The current authority of the Managing Board to issue shares of capital stock will terminate on May 11, 2002 unless extended by the general meeting of shareholders of Holding in accordance with the articles of association, in each instance for a period not exceeding five years. At the 2001 Annual General Meeting of Shareholders, the general meeting will be requested to extend the current authority to May 11, 2003. In the event the authority of the Managing Board to issue shares of capital stock terminates, the issuance of shares of capital stock would require a resolution of the general meeting of shareholders, upon a proposal of the Managing Board, which is subject to the prior approval of the Supervisory Board. For purposes of the foregoing granted authority, issuances of shares of capital stock include the granting of rights to subscribe for shares of capital stock, such as options and warrants,. The Managing Board may also be authorized by the resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights in respect of ordinary shares and convertible preference shares.

ORDINARY SHARES

    Holders of ordinary shares are entitled to one vote per ordinary share. There are no limitations, either under Dutch law or in the articles of association, on the right of non-residents of The Netherlands to hold or vote ordinary shares. The holders of ordinary shares are entitled to dividends in such amounts and at such times as may be declared by Holding out of funds legally available therefor. Cash dividends payable in euro on ordinary shares of Holding may be officially transferred from The Netherlands and converted into any other convertible currency. Ordinary shares have certain pre-emptive rights. See--"Shareholders' Pre-emptive Rights."

    Ordinary shares are issued in bearer or registered form. Ordinary shares in bearer form may be represented by a global certificate. No share certificates will be issued in respect of such bearer shares. The global certificate will be held by Nederlands Instituut voor Giraal Effectenverkeer (NECIGEF), The Dutch central depository institution. The shares may be held by individual shareholders through their securities account with a custodian linked to NECIGEF. Any dividends are paid by Holding to the custodian for the benefit of the applicable shareholders.

    For registered ordinary shares, no share certificates will be issued. Holders of registered ordinary shares are entered in the shareholders' register, which is maintained by Holding. In case the registered shares are held by a custodian in accordance with the Dutch Securities Giro Act, the shares may be registered in name of a central depository institution or a custodian linked to such central depository institution on behalf of the shareholders. On request of a holder of registered ordinary shares, Holding is required to provide an extract from the register of shareholders in the name of the holder. Transfer of a registered share in the capital of Holding requires an instrument of transfer and, if Holding is not a party to the transfer, a written acknowledgment by Holding or service of an instrument on Holding. The acknowledgment must be made in the instrument of transfer, either by a dated statement on the instrument of transfer or on a copy or extract thereof certified by a civil law notary or the transferor to be a true copy or extract of the instrument of transfer. Official service by an authorized Dutch process servicer of the instrument of transfer or of such copy or extract on Holding is considered to have the same effect as an acknowledgment by Holding of the transfer.

    The principal Paying Agent in The Netherlands for the ordinary shares is ABN AMRO Bank N.V.

CONVERTIBLE PREFERENCE SHARES

    Each convertible preference share is convertible into four ordinary shares upon payment of NLG 1.75 per ordinary share. The conversion period runs from January 1, 1994 up to and including October 31, 2003. If a convertible preference share is converted into ordinary shares, the holder thereof is entitled to dividends and other distributions on the underlying ordinary shares as of the beginning of the fiscal year in which the conversion has taken place. However, if in respect of the then current fiscal year, dividends have already been made payable prior to the day of conversion, only dividends which have been made payable in cash will be paid. The holder of a convertible preference share that has been converted into ordinary shares remains entitled to any unpaid dividend on the convertible preference share in respect of the fiscal year preceding the fiscal year in which the conversion has taken place.

    Holders of convertible preference shares are entitled to four votes per convertible preference share. The holders of convertible preference shares are entitled to preferred dividends in such amounts as is provided for in the Articles of Association and have certain preferential rights upon liquidation. See--"Dividends" and "Liquidation Rights," respectively.

PREFERENCE SHARES

    Nearly all of the preference shares are held by Stichting, as record holder, which issues receipts evidencing ownership interests in preference shares to the beneficial owners thereof. Each preference share carries four votes.

    The voting rights in respect of the preference shares are held by Stichting in its capacity as shareholder. According to the charter of Stichting, Stichting is able to grant proxies to certificate holders to vote on the preference shares at their own discretion at a meeting of shareholders, unless certain conditions apply, such as a public bid on our shares or any other circumstance which may adversely affect our interest. In such case, the voting rights remain with the Managing Board of Stiching, which has broad discretion to vote the preference shares in a manner consistent with the interests of Holding and its affiliated companies. Voting rights on preference shares granted to a certificate holder by proxy will correspond to the amount of certificates held by such certificate holder in relation to the stock price of the ordinary shares at the close of the last trading day of Euronext Amsterdam. Stichting will exercise the voting rights on the preference shares for which it has not issued a proxy according to their economic value. Stichting has undertaken to vote on the preference shares in the same manner and pro rata to the votes of the certificate holders who vote by proxy.

    Each preference share entitles the holder thereof to preferred dividends in an amount as is provided for in the articles of association. See--"Dividends." The holders of the receipts are entitled to receive dividends in an amount equal to any dividends received on the preference shares by Stichting. Each preference share has certain preferential rights upon liquidation. See--"Liquidation Rights."

    Stichting is a non-membership organization (i.e., an entity without shareholders or other members that is similar to a trust or foundation) with a self-appointing Managing Board organized under the laws of The Netherlands. As of December 31, 2000, the members of the Managing Board of Stichting were:

NAME                                                            OCCUPATION
----                                           ---------------------------------------------
P. Schwencke.................................  Former Deputy Director of Nederlandsche
                                               Participatie Maatschappij N.V.
A. Heeneman..................................  Former Group Controller of Shell
                                               International Petroleum Ltd.
R.W.J. Groenink..............................  Chairman of the Managing Board of Holding

    Neither Mr. Heeneman nor Mr. Schwencke has any management or other material relationship with Holding or its subsidiaries or other group companies.

    As of December 31, 2000, 99.99% of the preference shares were held of record by Stichting. To the extent that Stichting disposes of any preference shares held by it, or Holding issues new preference shares to any person or entity other than Stichting, preference shares only may be held by, in addition to Stichting, by (i) natural persons, (ii) Holding or (iii) such other legal entities as are approved by the Managing Board and the Supervisory Board in connection with a partnership with or takeover of another enterprise by merger or by acquisition of a participating interest or expansion thereof. Except in connection with a transaction of a type described in clause (iii) of the preceding sentence, or a transfer to Holding or Stichting, preference shares may not be transferred or issued to an acquiring party if the acquiring party holds more than 1% of the preference shares or if the acquiring party would hold more than 1% of the preference shares after the acquisition. Any transfer of preference shares made in accordance with the foregoing sentence only can be made to a person that is permitted to hold preference shares pursuant to the articles of association.

PRIORITY SHARE

    The holders of the priority shares determine the size of the Managing Board and the Supervisory Board, subject to a minimum number of five directors. Any shareholders' resolution to amend the articles of association or dissolve Holding requires the approval of the holders of the priority shares. See--"Voting."

    At present, only one priority share is issued and outstanding. It is held by Stichting Prioriteit. Stichting Prioriteit is a non-membership organization organized under the laws of The Netherlands with a self appointing managing board. Its objective is to protect the interests of Holding, including in the event of a hostile take-over attempt. The members of the managing board of Stichting Prioriteit are the members of the Supervisory Board and Managing Board of Holding.

    The holders of the priority shares are entitled to four votes. The holders of the priority shares also are entitled to a preferred dividend in an amount provided for in the Articles of Association. See--

"Dividends." The holder of the priority share has certain preferential rights upon liquidation. See--"Liquidation Rights."

VOTING; DIRECTORS

    Each ordinary share in the capital of Holding is entitled to one vote. Each priority share, preference share and convertible preference share is entitled to four votes. Subject to certain exceptions provided for by law or in the articles of association, as described herein, resolutions are passed by an absolute majority of the votes cast.

    Voting at shareholders' meetings principally is related to approval of the annual accounts of Holding and decharging the members of the Managing Board and Supervisory Board. In addition, the shareholders may appoint the auditors required by law to be appointed. However, if they do not, the Supervisory Board must do so. The shareholders of Holding also may resolve to (i) delegate the authority to the Managing Board to issue shares, (ii) delegate the authority to the Managing Board to restrict or exclude pre-emptive rights in respect of shares issued pursuant to authority granted in clause (i), (iii) authorize the Managing Board to engage in repurchases of capital stock of Holding or
(iv) amend the Articles of Association, but, in the case of clause (iv), only following a motion by the Managing Board which has been previously approved by the Supervisory Board. Certain decisions are reserved for the holders of the priority share.

    Shareholders are not entitled to vote with respect to the election of members of the Managing Board. The Articles of Association and the Large Company Rules provide that the members of the Managing Board are to be appointed by the Supervisory Board. Shareholders are not entitled to make recommendations or to object to the election of any person to the Managing Board. Shareholders are, however, informed about appointments to the Managing Board. Shareholders also are required to be consulted on any proposed dismissal of a member of the Managing Board, although the views of the shareholders on any such dismissal are not binding upon the Supervisory Board.

    Shareholders generally are not entitled to vote with respect to the election to members of the Supervisory Board. Under the Articles of Association and the Large Company Rules, the members of the Supervisory Board are appointed by the Supervisory Board itself, except where there are no members in office, in which case they are appointed by the general meeting of shareholders. Pursuant to the Articles of Association, members of the Supervisory Board may be suspended by the Supervisory Board itself, which suspension shall lapse if, within one month of the suspension, Holding, represented by the Supervisory Board, does not request that the Companies Division of the Amsterdam Court of Appeal dismiss the suspended Supervisory Board member. When a vacancy arises on the Supervisory Board, the general meeting of shareholders, the Works Council of the Bank and the Managing Board may recommend a replacement. The Supervisory Board must notify the general meeting of shareholders and the Works Council of the name of the person it wishes to appoint. The general meeting or the Works Council may object to the appointment on the grounds that the person nominated will not be fit to perform the duties of a member of the Supervisory Board or the Supervisory Board will not be properly constituted following the proposed appointment. Disputes concerning appointments or that procedural requirements in connection with an appointment have not been observed may be submitted to the Companies Division of the Court of Appeals in Amsterdam. Limitations on the ability of the shareholders of Holding to determine the composition of the Supervisory Board may have the effect of delaying or precluding transactions involving a change of control of Holding.

    The general meeting of shareholders may appoint a shareholders' committee, to which it may transfer the powers granted and duties imposed by law with respect to the appointment and dismissal of members of the Supervisory Board and of the Managing Board for a period of no more than two years. A shareholders' committee was appointed on May 6, 1999 at Holding's annual general meeting of shareholders and the foregoing powers and duties were transferred to the shareholders' committee until May 11, 2001. Pursuant to the shareholders' committee's regulations, the Chairman of the Supervisory Board of Holding is chairman, without voting rights, of the shareholders' committee. The other current members of the shareholders' committee, all of whom are unaffiliated with Holding, are as follows:

NAME                                                       PRINCIPAL OCCUPATION
----                                           ---------------------------------------------
W.H. van Bruggen-Gorter......................  Director of Stichting Socutera and Director
                                               of Association of Securitiesholders
C.C. Delprat.................................  Physician
J.W. Groen...................................  Notary
A.C.M. Groeneveld............................  Director of Vermogensbeheer SPF Beheer B.V.
                                               (Pension Fund of Dutch Railways)
P.W. Kruseman................................  Director of Amsterdams Historisch Museum
                                               (Amsterdam Historical Museum)
H.I. Moller..................................  VCK (Verenigd Cargadoors Kantoor)
P.A. Wackie Eysten...........................  Lawyer

    At the 2001 annual general meeting of shareholders of holding to be held on May 10, 2001, the general meeting will be requested to appoint a shareholders' committee and to transfer the foregoing powers and duties to it for a further term of one year. It will be proposed that the general meeting appoints as members of such new shareholders committee the current members, other than Mr. Delprat and Mr. Groen.

    Shareholders only are entitled to attend meetings of shareholders and take part in the deliberations thereat if they have informed Holding of their intention to do so in accordance with the conditions set out in the public notification of the shareholders' meeting. Under Dutch law, their rights may be exercised by the shareholder who held such rights on a record date not more than seven days before the shareholders' meeting. The general meeting of shareholders may authorize the Managing Board for a period of five years to determine the record date in respect of a general meeting of shareholders. In the 2000 annual general meeting of shareholders of Holding, the general meeting granted this authorization to the Managing Board for a period of five years. If the Managing Board does not set a record date, the shareholder must own the shares on the date of the shareholders meeting in order to exercise his right to attend and vote at the shareholders meeting. Under Dutch law, a shareholder may grant its proxy to vote its shares to a third party, such as a member of the Managing Board.

    Meetings of holders of convertible preference shares and preference shares of a particular class must be held as frequently as and whenever such a meeting is required by law or any provision of the articles of association or deemed necessary by the Managing Board or the Supervisory Board. Such meetings may also be called by one or more shareholders who jointly represent at least 10% of the issued and outstanding shares of the class concerned.

    A general meeting of shareholders must be held once a year in Amsterdam, no later than in the month of June, to, among other things, approve the annual accounts of Holding. General meetings of shareholders may be convened by the Managing Board, the Supervisory Board and, in certain circumstances, the holders of shares (including holders of receipts issued by Stichting evidencing ownership interests in preference shares) representing at least 10% of the total outstanding share capital of Holding, upon at least 15 days' prior notice to be published in at least one nationally distributed daily newspaper and the Official Price List of the Euronext Amsterdam. Holders of registered shares are notified of such meeting by letter. There are no quorum requirements applicable to general meetings, although certain quorum requirements may apply to specific proposed actions.

DIVIDENDS

    Subject to certain exceptions, dividends only may be paid out of profits, as set forth in the annual financial statements of Holding. Distributions may not be made if the distribution would reduce shareholders' equity below the sum of the paid up capital and the reserves required by Dutch law or the articles of association.

    The holders of the priority shares are entitled to receive an annual cash dividend representing 6% of the face value of each share of EUR 2.24. Dividends cannot be paid on any other class of shares of Holding to the extent that the dividend on the priority shares remains unpaid when due.

    Holders of preference shares are entitled to receive an annual cash dividend representing 5.55% of the face value of EUR 2.24. As of January 1, 2011, and every ten years thereafter, the dividend percentage will be adjusted in line with the average redemption yield on the five longest dated Dutch government bonds, plus an increment of not less than 25 nor more than 100 basis points, depending on prevailing market conditions. Holders of convertible preference shares are entitled to receive an annual cash dividend representing 6% of the amount paid on each share. As of January 1, 2004, and every ten years thereafter, the dividend percentage will be adjusted in line with the redemption yield on Dutch government bonds with an original or remaining term to maturity of nine to ten years, plus an increment or less a reduction of not more than 100 basis points, depending on prevailing market conditions. To the extent that dividends on the preference shares and the convertible preference shares cannot be paid out of the annual profits, no dividends on the preference shares and the convertible preference shares will accrue. Dividends cannot be paid on the ordinary shares to the extent that any portion of the dividend on the preference shares and convertible preference shares remains unpaid.

    Out of the profits remaining after the payment of dividends on the priority share, the preference shares and the convertible preference shares, such amounts may be reserved as the Managing Board, with the approval of the Supervisory Board, deems necessary. The remaining amount, if any, will be distributed in the form of a dividend to the holders of the ordinary shares. With the approval of the Supervisory Board, the Managing Board may (i) distribute to the holders of ordinary shares a dividend in the form of shares or (ii) make distributions to the holders of ordinary shares out of one or more reserves which are not required by law to be maintained by Holding.

    Subject to the prior approval of the Supervisory Board, the Managing Board may resolve to make interim distributions to holders of ordinary shares if an interim statement of assets and liabilities shows that such distributions are permitted.

SHAREHOLDERS' PRE-EMPTIVE RIGHTS

    Upon the issuance of ordinary shares or convertible preference shares, holders of ordinary shares have pre-emptive rights to subscribe for new issuances in proportion to their holdings. Notwithstanding the foregoing, holders of ordinary shares will not have preemptive rights in respect of
(i) issuances of shares to employees of Holding or group companies and
(ii) issuances of shares for non-cash consideration. Holders of ordinary shares also do not have preemptive rights in connection with the issuance of ordinary shares and convertible preference shares that are issued pursuant to the exercise of a right to subscribe for such shares, such as options and warrants, although the holders of ordinary shares have preemptive rights in respect of the issuance of such options and warrants.

    The Managing Board, subject to the approval of the Supervisory Board, may be authorized by resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights with respect to the ordinary shares and convertible preference shares if the shareholders have delegated the authority to issue these shares to the Managing Board. The current authority of the Managing Board to restrict or exclude pre-emption rights is limited to 30% of the total number of ordinary shares and convertible preference shares in the authorized share capital of Holding. This authority will terminate on May 11, 2002 unless extended by the general meeting of shareholders of Holding in accordance with the articles of association, in each instance for a period not exceeding five years. At the 2001 Annual General Meeting of Shareholders of Holding the General Meeting will be requested to extend the current authority to May 11, 2003.

ACQUISITION BY HOLDING OF ITS OWN SHARES

    Holding may acquire shares of any class of its capital, subject to certain provisions of Dutch law and the Articles of Association, if (i) shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the Articles of Association and (ii) Holding and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding one-tenth of Holding's issued share capital. Any shares held by Holding in its own capital may not be voted.

    An acquisition by Holding of shares of any class of its capital may be effected by the Managing Board, subject to the approval of the Supervisory Board. Acquisitions by Holding of shares in its own capital require the general meeting of shareholders of Holding to grant to the Managing Board the authority to effect such acquisitions. This authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which the shares may be acquired and the price limits within which shares may be acquired. On May 11, 2000, the annual general meeting of shareholders granted this authority to the Managing Board for a period of 18 months. At the 2001 annual general meeting of shareholders of Holding, the shareholders will be requested to grant this authority for the 18 months beginning on that date. Under this authorization, the maximum number of shares that can be acquired cannot exceed the maximum amount authorized by law (currently 10%) of the issued share capital at the time of acquisition. No such authority is required for the acquisition by Holding of shares in its own capital for the purpose of transferring such shares to employees of Holding or any subsidiary thereof pursuant to any arrangements applicable to such employees, provided that the shares are included in the price list of a stock exchange.

CAPITAL REDUCTION

    Upon a proposal of the Managing Board, subject to the approval of the Supervisory Board, the general meeting of shareholders of Holding may resolve to reduce the issued share capital of Holding by canceling shares which Holding holds in its own capital. The resolution of the general meeting of shareholders requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital is present or represented at the meeting. The issued share capital also may be reduced by reduction of the nominal value of any class of shares of Holding. In addition to the approval of the general meeting of shareholders, any reduction in the share capital of Holding also requires the prior or simultaneous approval of each class of shares to which the capital reduction relates.

LIQUIDATION RIGHTS

    In the event of the dissolution and liquidation of Holding, the assets remaining after payment of all debts are to be distributed (i) first, to the holders of the priority shares, in an amount equal to the nominal amount of the priority shares, (ii) second, to the holders of the preference shares and the convertible preference shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through the date of payment, and then the nominal amount of the preference shares or the amount paid in on the convertible preference shares, respectively, and (iii) third, to the holders of ordinary shares on a pro rata basis.

C. MATERIAL CONTRACTS

    Not applicable.

D. EXCHANGE CONTROLS

    There are no limitations under the laws of The Netherlands or in the Articles of Association of Holding as currently in effect on the rights of non-residents or foreign owners, as such, to hold or vote Ordinary Shares. However, under the ASCS 1992, a declaration of no-objection from the Dutch Minister of Finance, upon consultation with the Dutch Central Bank, is required for any person or entity, irrespective of residence, to hold more than 5% of the total capital interest or voting rights in Holding. In addition, certain notifications under the Disclosure Act apply to shareholders exceeding or falling below such levels.

    There are currently no exchange controls in effect in The Netherlands, although the Dutch External Financial Relations Act of March 25, 1994 does authorize the Minister of Finance or the Dutch Central Bank to issue such regulations. Cash dividends payable in Dutch guilders and stock dividends on Netherlands registered shares and bearer shares may be transferred from The Netherlands and converted into any other currency without Dutch legal restrictions. For statistical purposes, such payments and transactions if individually in excess of NLG 25,000 must be reported to the Dutch Central Bank.

    There are currently no other limitations under Dutch law affecting the remittance of dividends or other payments to non-resident holders of Holding securities (except, in respect of residents of Iraq, the Taliban in Afghanistan, certain persons associated with Angola, Burma and the former Federal Republic of Yugoslavia in order to comply with United Nations and European Union sanctions).

E. TAXATION

    The following is a summary of the principal and material Dutch tax and U.S. federal income tax consequences for holders of Ordinary Shares or ADS of Holding and, in particular, for U.S. Shareholders, as defined below. The descriptions of the Dutch tax laws and U.S. federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, rulings, judicial decisions and other authorities in force and applied in practice on the date hereof, all of which are subject to change, retroactively as well as prospectively.

    For purposes of this description, a "Shareholder" is a holder of Ordinary Shares or ADS that does not own a "substantial interest" or a "deemed substantial interest" in Holding. The circumstances under which a "substantial interest" exists include where a holder alone or together with his/her spouse, his/her spouse or any other certain of their close relatives holds/hold or has/have held during the past five years at least 5% of the issued share capital, at least 5% of a certain class of shares or options giving right to acquire at least 5% of the issued share capital or of a certain class of shares of Holding. For purposes of this description, a "U.S. Shareholder" is a Shareholder of Ordinary Shares or ADS who is a "U.S. Person," which means an individual citizen or resident of the United States or a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof. A "U.S. Person" also means an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

    In general, for Dutch tax and U.S. federal income tax purposes, U.S. Shareholders of ADS will be treated as the beneficial owners of the Ordinary Shares represented by such ADS.

DUTCH TAXATION

WITHHOLDING TAX ON DIVIDENDS

    The Netherlands imposes a withholding tax on any distribution of dividends at a statutory rate of 25%, which does not apply to any distribution of stock dividends paid out of the share premium account of Holding recognized as such for Dutch tax purposes.

    An individual or corporation not resident in The Netherlands which owns or is deemed to own Ordinary Shares or ADS can be eligible for a partial exemption or refund of the above withholding tax under a tax convention which is in effect between the country of residence of such individual or corporation and The Netherlands. In order to qualify for the withholding tax reduction or exemption, a Shareholder will be required to provide certain documentation establishing its status as a resident of a country with which The Netherlands has concluded a tax convention.

    The current convention between The Netherlands and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income became effective as of January 1, 1994, which is known as the 1992 Treaty.

    A U.S. Shareholder can only claim the benefits of the 1992 Treaty if such person is a resident of the United States, as defined in the 1992 Treaty, and such person's entitlement to such benefits is not limited by the limitations on benefits provisions of Article 26 of the 1992 Treaty (treaty shopping rules). Under the 1992 Treaty, dividends paid by Holding to such U.S. Shareholder are generally eligible for a reduction of the 25% withholding tax to 15%, provided that such U.S. Shareholder does not carry on a business in The Netherlands through a permanent establishment or permanent representative (other than an independent broker acting in the ordinary course of its business) to which or to whom the Ordinary Shares or ADS are attributable. If and to the extent the Ordinary Shares or ADS are attributable to such permanent establishment or permanent representative, Dutch withholding tax will, depending on the particular circumstances, amount to 25%.

TAXES ON INCOME AND CAPITAL GAINS

    A Shareholder will not be subject to Dutch taxes on income or capital gains derived from Ordinary Shares or ADS provided that:

    - such holder is not a resident or a deemed resident of The Netherlands; or

    - such holder does not have an enterprise or an interest in an enterprise, which carries on a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Ordinary Shares or ADS are attributable.

GIFT, ESTATE AND INHERITANCE TAX

    No gift, estate or inheritance tax is payable in The Netherlands on a gift of Ordinary Shares or ADS by, or upon the death of, a Shareholder neither resident nor deemed resident in The Netherlands, unless such Shareholder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom the Ordinary Shares or ADS are attributable.

UNITED STATES FEDERAL INCOME TAXATION

    This summary of principal United States federal income tax consequences of an investment by a U.S. Shareholder in Ordinary Shares or ADS does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under U.S. tax laws, such as banks, insurance companies, dealers and tax-exempt entities, and persons for whom the U.S. dollar is not their functional currency.

    Distributions (whether in cash or stock), to the extent paid out of the current or accumulated earnings and profits of Holding, as determined under U.S. tax accounting principles, will be treated as dividends for U.S. federal income tax purposes. Such dividends (including Dutch withholding taxes deducted therefrom) will be taxed to U.S. Shareholders as ordinary income and will not be eligible for the dividends-received deduction generally available to corporate U.S. Shareholders. In addition, such dividends generally will be considered dividends from sources outside of the United States for foreign tax credit purposes and "passive income" or "financial services income" for purposes of the foreign tax credit baskets. Such dividends will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax in the hands of persons who are not U.S. Shareholders unless such dividends are effectively connected with the conduct of a trade or business in the United States. Distributions in excess of current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Shareholder's basis in the Ordinary Shares and ADS and thereafter as capital gain.

    Distributions on Ordinary Shares and ADS will be made by Holding in euros. It is anticipated that the Depositary will, in the ordinary course, convert euros received by it as distributions on the ADS into U.S. dollars. To the extent that the Depositary does not convert the euros into U.S. dollars at the time that a U.S. Shareholder is required to take the distribution into account for U.S. federal income tax purposes, a U.S. Shareholder may recognize foreign exchange gain or loss on the later conversion of the euros into U.S. dollars, which will generally be treated as U.S.-source ordinary income or loss. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the euros are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account.

    As discussed above, a resident of the United States may be entitled under the 1992 Treaty to a reduction of the Dutch dividend withholding tax rate. See "Dutch Taxation-Withholding Tax on Dividends." A U.S. Shareholder may, subject to limitations and conditions under the U.S. Internal Revenue Code, credit against his, her or its U.S. federal income tax liability or, alternatively, deduct from his, her or its U.S. federal taxable income, the amount of any Dutch withholding taxes. However, to the extent that Holding is treated for Dutch tax purposes as (i) having paid a dividend on Ordinary Shares or ADS out of income that it received from its non-Dutch subsidiaries and/or foreign branches and
(ii) being entitled to a credit for Dutch tax purposes for non-Dutch taxes attributable to such income, it is possible the Internal Revenue Service will take the position that the amount of the Dutch withholding tax that may be credited or deducted by a U.S. Shareholder is less than the amount actually withheld. The amount of the credit that Holding may receive is limited, however, so that, for example, a U.S. Shareholder entitled to the 15% dividend withholding rate under the 1992 Treaty would in no event be treated for U.S. foreign tax credit purposes as having paid a withholding tax of less than 12%. U.S. Shareholders should consult their own tax advisors concerning the availability of a foreign tax credit with respect to the credit that Holding received for the 2000 dividend. Upon request, Holding will endeavor to provide to its U.S. Shareholders the extent to which the Dutch withholding tax on their dividends may be affected.

    Any gain or loss on a sale or exchange of Ordinary Shares or ADS by a U.S. Shareholder will generally be capital gain or loss for U.S. federal income tax purposes if such Ordinary Shares or ADS are held as a capital asset. If held for more than one year, such gain or loss will generally be long-term capital gain or loss. The amount of the gain or loss will be the difference between the amount realized and the U.S. Shareholder's adjusted tax basis in the Ordinary Shares or ADS. Holders of Ordinary Shares or ADS who are not U.S. Persons will generally not be subject to U.S. income tax on the gain or loss realized on disposition unless such gain or loss is effectively connected with the conduct of a trade or business in the United States or, in the case of an individual, such holder is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met.

    Based on the manner in which it currently operates its business, Holding has determined that it is not a passive foreign investment company for U.S. federal income tax purposes. If, however, it were determined to be such a company, then certain U.S. Shareholders may, with respect to their Ordinary Shares and ADS, have to (i) pay an interest charge on distributions and gains that are deemed as having been deferred and/or (ii) recognize ordinary income on dispositions that, but for the passive foreign investment company provisions, would have been treated as long-term or short-term capital gain.

U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING

    In general, information reporting requirements will apply to dividend payments (or other taxable distributions) in respect of Ordinary Shares or ADS made within the United States to a non-corporate U.S. Person, and backup withholding at the rate of 31% will apply to such payments if (i) the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by the U.S. Internal Revenue Code and applicable regulations thereunder, (ii) there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its U.S. federal income tax returns or
(iii) in certain circumstances, the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not U.S. Persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or any successor form.

    In general, payment of the proceeds from the sale of Ordinary Shares or ADS by or through the U.S. office of a broker is subject to both backup withholding and information reporting unless the holder or beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of Ordinary Shares or ADS by or through an office outside the United States of a non-U.S. broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of Ordinary Shares or ADS by or through an office outside the United States of a broker (i) that is a U.S. Person, (ii) that derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States, (iii) that is a "controlled foreign corporation" as to the United States or (iv) that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. Persons who, in the aggregate, hold more than 50% of the income or capital interests in the Partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. Person and certain other conditions are met or the holder or beneficial owner otherwise establishes an exemption.

    Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

    Each shareholder should consult its own tax advisor about the specific tax consequences to them of acquiring, owning and disposing of Ordinary Shares or ADS under the tax laws of The Netherlands, the United States and other jurisdictions, including, in the case of a U.S. Shareholder, its eligibility for reduced rates of Dutch dividend withholding tax under the 1992 Treaty and the availability of credits or deductions for such Dutch withholding tax.

F. DIVIDENDS AND PAYING AGENTS

    Not Applicable.

G. STATEMENT BY EXPERTS

    Not Applicable.

H. DOCUMENTS ON DISPLAY

    For further information with respect to us and our ordinary shares, we refer you to the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any document are not necessarily complete. If a document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the document that has been filed. Each statement in this annual report relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports and other information with the SEC. Our registration statements, including the exhibits and schedules thereto, and such reports and other information, can be inspected and copied at the public reference facilities maintained by the SEC:

       Judiciary Plaza           Seven World Trade Center        500 West Madison Street
          Room 1024                     13th Floor                     Suite 1400
   450 Fifth Street, N.W.        New York, New York 10048       Chicago, Illinois, 60661
   Washington, D.C. 20549

    Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

I. SUBSIDIARY INFORMATION

    Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The information set forth in Item 5 "Operating Financial Review and Prospects" and in Note 24 to the Consolidated Financial Statements are incorporated in this section by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not Applicable.

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

    Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    Not Applicable.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

ITEM 17. FINANCIAL STATEMENTS

    Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

    See pages F-1 through F-66.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A) INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Auditors..............................       F-2
Accounting Policies.........................................       F-3
Consolidated Balance Sheets at December 31, 1999 and 2000...       F-7
Consolidated Income Statements for the years ended                 F-8
 December 31, 1998, 1999 and 2000...........................
Consolidated Cash Flow Statements for the years ended              F-9
 December 31, 1998, 1999 and 2000...........................
Changes in Shareholders' Equity for the years ended               F-10
 December 31, 1998, 1999 and 2000...........................
Notes to the Consolidated Financial Statements..............      F-11

(B) INDEX TO EXHIBITS

    Not Applicable.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ABN AMRO HOLDING N.V.
                                             (Registrant)

                                             By:  /s/ G.L. ZEILMAKER
                                                  ------------------------------------------
                                                  Name: G.L. Zeilmaker
                                                  Title:  Principal Accounting Officer

                                             By:  /s/ W. DEVRIENDT
                                                  ------------------------------------------
                                                  Name: W. Devriendt
                                                  Title:  Deputy Secretary to the Managing
                                                          Board

May 9, 2001

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ABN AMRO BANK N.V.
                                             (Registrant)

                                             By:  /s/ G.L. ZEILMAKER
                                                  ------------------------------------------
                                                  Name: G.L. Zeilmaker
                                                  Title:  Principal Accounting Offier

                                             By:  /s/ W. DEVRIENDT
                                                  ------------------------------------------
                                                  Name: W. Devriendt
                                                  Title:  Deputy Secretary to the Managing
                                                          Board

May 9, 2001

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Auditors..............................     F-2

Accounting policies.........................................     F-3

Consolidated balance sheet at 31 December 2000 and 1999
  after profit appropriation................................     F-7

Consolidated income statement for 2000, 1999 and 1998.......     F-8

Consolidated cash flow statement for 2000, 1999 and 1998....     F-9

Changes in shareholders' equity in 2000, 1999 and 1998......    F-10

Notes to the consolidated balance sheet and income
  statement.................................................    F-11

                         REPORT OF INDEPENDENT AUDITORS

To the Supervisory Board and the Managing Board of
ABN AMRO Holding N.V.

We have audited the accompanying consolidated balance sheet of ABN AMRO Holding N.V. and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries as of December 31, 1999 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in The Netherlands.

Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of December 31, 1999 and 2000, and the net profits for each of the three years in the period ended December 31, 2000 to the extent summarized in note 44 to the Consolidated Financial Statements.

                                                      /s/ ERNST & YOUNG
                                                      ----------------------------
                                                      Ernst & Young Accountants

Amsterdam,
March 23, 2001

                           FINANCIAL STATEMENTS 2000

                              ACCOUNTING POLICIES

GENERAL

    The financial statements have been prepared in conformity with generally accepted accounting principles in the Netherlands. Where necessary, the amounts reported in the financial statements are based on estimates and assumptions.

    Since ABN AMRO Holding N.V. ordinary shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts, ABN AMRO also publishes an annual report (Form 20-F) that conforms to the Securities and Exchange Commission (SEC) rules, including those relating to the format and content of the notes to the financial statements. In addition, the annual report includes an analysis of equity and results according to accounting principles generally accepted in the United States (US GAAP).

BASIS FOR INCLUSION OF FINANCIAL INSTRUMENTS

    A financial instrument is accounted for as an asset or liability from the time the respective contractual rights or obligations accrue to the company. Whenever this ceases to be the case, a financial instrument is no longer recognised in the balance sheet. If ABN AMRO has the right on the grounds of legal or contractual provisions and the intention to settle financial assets and liabilities net or simultaneously, they are netted-off in the balance sheet.

BASIS OF CONSOLIDATION

    The consolidated financial statements incorporate the assets, liabilities, revenues and expenses of ABN AMRO Holding N.V., its subsidiaries and other group companies that form an organisational and economic entity with it. Minority interests in both equity and results of subsidiaries and other group companies are stated separately.

CURRENCY TRANSLATION

    Assets and liabilities denominated in foreign currencies and financial instruments hedging these assets and liabilities are translated into euros at the spot rates of exchange prevailing at balance sheet date. Translation differences are taken to the income statement. With the exception of capital investments in hyper-inflationary countries, translation differences on capital investments in foreign branches, subsidiaries and participating interests, including retained profit, are accounted for in shareholders' equity together with the results from related hedging instruments, after allowing for taxation.

    Results on transactions denominated in foreign currencies are translated at the rates prevailing at transaction date or, insofar as accruals and deferrals are involved, on the last day of the month to which the results relate. Results of foreign branches, subsidiaries and participating interests, apart from those in hyper-inflationary countries, are translated at the rates prevailing at the end of the month in which the results are recognised. The results from branches, subsidiaries and participating interests in hyper-inflationary countries are translated at the rates prevailing at balance sheet date, after restating the local currency results for the effects of inflation.

VALUATION AND DETERMINATION OF RESULTS

    GENERAL

    Except where otherwise stated, assets and liabilities are recorded at cost, less any allowance deemed necessary. The effects of transactions and other events are recognised when they occur; revenues and expenses are recognised in the year to which they relate. Premiums and discounts are accounted for in prepayments and accrued income or accruals and deferred income respectively, and are attributed to the accounting periods throughout the remaining terms of the underlying items.

    Except for items forming part of the trading portfolio interest-earning and interest-bearing securities on which a large part or all of the interest receivable or payable is settled on redemption are included at either purchase price or discounted value on issue plus accrued interest.

    Where financial instruments are used to hedge risks associated with designated assets or liabilities, the valuation and determination of results on these instruments are effected in accordance with the policies applied to the hedged items. Transactions are qualified as hedges if they are identified as such and there is a substantial correlation between the hedging results and the results of the positions being hedged. Gains or losses on the early termination of a hedge are recognised as assets or liabilities and amortised over the remaining terms of the hedged positions. Where financial instruments are used to hedge risks associated with designated assets or liabilities and the hedged assets or liabilities are sold or terminated, such financial instruments are no longer qualified as hedges. Results on the settlement of the hedge are accounted for in the same period as gains or losses on the settlement of the hedged position. Accounting policies relating to other financial instruments are explained in the section on trading activities.

    Where loan-related fees exceed initial expenses, the excess is accounted for as interest in the period concerned. Acquisition commission paid by the life insurance subsidiary to third parties and the banking operation are capitalised as initial expenses and amortised. Expenses involved in the issuance of ordinary and preference shares are charged to shareholders' equity.

    LOANS

    Loans are generally shown at the principal amount. Loans are classified as doubtful as soon as there is any doubt about the borrower's capacity to repay the principal. Where deemed necessary, an allowance for loan losses is made.

    Allowances for loan losses are determined on a statistical basis in conformity with the nature of the underlying loan or per item, taking into account the value of collateral. The value of LDC receivables is assessed on a country by country basis. The allowances are recognised in provision for loan losses in the income statement.

    As soon as the loan liquidation procedure is started, ABN AMRO ceases to accrue interest on the loan in question ("non-accrual loans"). Depending on the chances of the principal being repaid, interest is recorded in the income statement only when actually received ("other non-performing loans") or in accordance with the standard method of valuation ("accruing doubtful loans"). Doubtful loans are not written off until it is clear that repayment of principal can be ruled out.

    TRADING ACTIVITIES

    Securities held in the trading portfolios are stated at market value. Debentures of ABN AMRO group companies, acquired as part of trading activities, are stated at the lower of market value and purchase price. Foreign exchange contracts, stock, bond, currency and other options, as well as interest rate contracts such as interest rate swaps and forward rate agreements, are stated at market value. The aggregate market value of these contracts is included in other assets or other liabilities. Gains or losses resulting from the method of valuation described are recognised in the income statement in results from financial transactions.

    FINANCIAL AND OTHER FIXED ASSETS

    INVESTMENTS

    Interest-earning securities (other than securities on which a large part or all of the interest is settled on redemption) held in the investment portfolios are stated at redemption value. Shares held in these portfolios are included at market value, with changes in value, net of tax, reflected in shareholders' equity. If the revaluation reserve formed in this manner is insufficient to absorb diminutions in value, they will be charged to the income statement in value adjustments to financial fixed assets. Results on sales are credited to the income statement in the year the investments are sold. Net capital gains on interest-bearing securities realised prior to redemption date in connection with replacement operations are recognised as interest over the remaining average portfolio duration. Investments which are held under insurance contracts for the account and risk of policyholders are carried at market value; changes in the value of these investments are accounted for as other revenue (profits or losses of insurance companies).

    SHARES AS PART OF VENTURE CAPITAL ACTIVITIES

    Equity investments, i.e. shares acquired as part of venture capital activities, are stated at purchase price or sustained lower market value. Changes in value are reflected in the income statement.

    PARTICIPATING INTERESTS

    Participating interests in which ABN AMRO or one of its subsidiaries has a significant influence on commercial and financial policy are stated at net asset value determined in conformity with the policies applied in these financial statements. In accordance with these policies, movements in net asset value are recorded in shareholders' equity, such as revaluations and goodwill, or in the income statement. Tax payable on distributions is taken into account at the moment of the decision to make a distribution.

    Goodwill arising from the acquisition of participating interests is charged to shareholders' equity.

    Other participating interests, consisting principally of equity investments in companies in related lines of business, are shown at estimated net realisable value. Movements in value, net of tax, are recorded in shareholders' equity. If the revaluation reserve formed in this manner is insufficient to absorb diminutions in value, such diminutions will be charged to the income statement in value adjustments to financial fixed assets.

    PROPERTY AND EQUIPMENT

    Premises used in operations, including land, are stated at current value based on replacement cost. Buildings and fixtures and fittings are fully depreciated by the straight-line method over their estimated useful life with a maximum of fifty years. Movements in value, net of tax, are credited or charged to shareholders' equity on a long-term basis. Capital expenditures on rented premises are capitalised and also depreciated on a straight-line basis, taking into account the term of the lease. Property held for sale is stated at the lower of cost, including interest during construction, and estimated proceeds from sale.

    Equipment, computer installations and software bought from third parties are stated at cost less straight-line depreciation over the estimated useful life.

    Marketable servicing rights are capitalised at the lower of cost or net realisable value and amortised over their term.

    PROVISIONS

    For the employees in the Netherlands and the majority of staff employed outside the Netherlands, pension or other retirement plans have been established in accordance with the regulations and practices of the countries in question. Most of these plans are administered by separate pension funds or third parties. The contributions paid are charged to the income statement each year. The amount of the contribution takes account of increases in pension rights in line with the development of wages and inflation, as well as of the return achieved by the pension funds in excess of the actuarial interest rate, which is currently 4% in the Netherlands.

    Insurance fund liabilities are related chiefly to provisions for life insurance. They are determined using actuarial methods and on the basis of the same principles as those used to calculate the premium. These provisions are periodically tested by reference to changes in mortality, interest and costs, and increased when deemed inadequate. Technical provisions for investment exposure borne by policyholders are determined using the same principles as are applied for the valuation of the underlying investments.

    Self-administered pension plan commitments, which are relatively small, and provisions for payments to non-active employees are computed on the basis of actuarial assumptions.

    Except for deferred tax liabilities, other provisions for commitments and risks are included at face value.

    TAXES

    In determining the effective tax rate, all timing differences between pre-tax profit determined on the basis of ABN AMRO accounting policies and the taxable amount in accordance with tax legislation, are taken into account. Deferred tax liabilities are discounted to their present value on the basis of the net interest. Deferred tax assets are accounted for only if there is sufficient assurance about their collectibility. The addition to or withdrawal from the fund for general banking risks is taken into account when determining the effective tax rate.

   CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2000 AFTER PROFIT APPROPRIATION

                                                                2000        1999
                                                              ---------   ---------
                                                              (IN MILLIONS OF EUR)
ASSETS
Cash (1)....................................................     6,456       6,806
Short-dated government paper (2),(5)........................    11,199      10,375
Banks (3)...................................................    48,581      47,201
Loans to public sector......................................    14,974      12,007
Loans to private sector.....................................   245,450     206,974
Professional securities transactions........................    58,842      40,742
                                                               -------     -------
Loans (4)...................................................   319,266     259,723
Interest-earning securities (5).............................   108,053      92,583
Shares (5)..................................................    21,094      16,990
Participating interests (6).................................     2,026       1,884
Property and equipment (7)..................................     6,813       5,205
Other assets (8)............................................     7,764       6,894
Prepayments and accrued income (9)..........................    11,917      10,223
                                                               -------     -------
                                                               543,169     457,884
                                                               =======     =======
LIABILITIES
Banks 10....................................................   101,510      80,990
Savings accounts............................................    80,980      71,729
Deposits and other client accounts..........................   155,549     128,507
Professional securities transactions........................    43,020      29,756
                                                               -------     -------
Total client accounts (11)..................................   279,549     229,992
Debt securities (12)........................................    60,283      54,228
Other liabilities (8).......................................    41,080      42,113
Accruals and deferred income (9)............................    14,791      10,974
Provisions (13).............................................    13,422      10,706
                                                               -------     -------
                                                               510,635     429,003
Fund for general banking risks (14).........................     1,319       1,232
Subordinated debt (15)......................................    13,405      10,717
Shareholders' equity (16)...................................    12,523      11,987
Minority interests (17).....................................     5,287       4,945
                                                               -------     -------
Group equity................................................    17,810      16,932
Group capital...............................................    32,534      28,881
                                                               -------     -------
                                                               543,169     457,884
                                                               =======     =======
Contingent liabilities (23).................................    49,044      43,561
Committed facilities........................................   138,457     115,441

                NUMBERS STATED AGAINST ITEMS REFER TO THE NOTES.

                     CONSOLIDATED INCOME STATEMENT FOR 2000

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
REVENUE
Interest revenue............................................   37,236     29,062     25,634
Interest expense............................................   27,832     20,375     18,436
                                                               ------     ------     ------

NET INTEREST REVENUE (26)...................................    9,404      8,687      7,198
Revenue from securities and participating interests (27)....      451        357        348
  Commission revenue........................................    6,529      4,947      3,819
  Commission expense........................................      649        492        431
                                                               ------     ------     ------

Net commissions (28)........................................    5,880      4,455      3,388
Results from financial transactions (29)....................    1,569      1,374      1,153
Other revenue (30)..........................................    1,165        654        451
                                                               ------     ------     ------

TOTAL NON-INTEREST REVENUE..................................    9,065      6,840      5,340
                                                               ------     ------     ------

TOTAL REVENUE (39)..........................................   18,469     15,527     12,538

EXPENSES
  Staff costs (31)..........................................    7,460      5,768      4,656
  Other administrative expenses (32)........................    4,801      4,041      3,381
                                                               ------     ------     ------
Administrative expenses.....................................   12,261      9,809      8,037
Depreciation (33)...........................................      941        800        667
                                                               ------     ------     ------

OPERATING EXPENSES..........................................   13,202     10,609      8,704
Provision for loan losses (34)..............................      617        653        941
Release from fund for general banking risks (35)............      (32)       (20)      (101)
Value adjustments to financial fixed assets (36)............      (43)        35         97
                                                               ------     ------     ------

TOTAL EXPENSES..............................................   13,744     11,277      9,641

OPERATING PROFIT BEFORE TAXES...............................    4,725      4,250      2,897
Taxes (37)..................................................    1,324      1,320        908
                                                               ------     ------     ------
OPERATING PROFIT AFTER TAXES................................    3,401      2,930      1,989
Extraordinary expenses (38).................................      900
Taxes extraordinary result..................................      301
                                                               ------
Extraordinary result after taxes............................      599
                                                               ------     ------     ------

GROUP PROFIT AFTER TAXES....................................    2,802      2,930      1,989
Minority interests (39).....................................      304        360        161
                                                               ------     ------     ------

NET PROFIT..................................................    2,498      2,570      1,828
                                                               ======     ======     ======

Earnings per ordinary share.................................     1.63       1.72       1.23
Fully diluted earnings per ordinary share...................     1.62       1.71       1.22
Dividend per ordinary share.................................     0.90       0.80       0.58

                NUMBERS STATED AGAINST ITEMS REFER TO THE NOTES.

                   CONSOLIDATED CASH FLOW STATEMENT FOR 2000

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Group profit................................................    2,802      2,930      1,989
Depreciation................................................      941        800        667
Provision for loan losses -- release from fund for general
  banking risks.............................................      585        633        839
Movement in provisions......................................    1,085        516       (171)
Movement in interest receivable.............................     (542)    (1,878)        36
Movement in interest payable................................    1,429      1,356      1,058
Movement in current tax.....................................       64        274        131
Other accruals and deferrals................................      872        200      2,279
Government paper and securities, trading....................  (12,230)    13,423    (21,980)
Other securities............................................   (2,305)     9,865     (4,593)
Banks, other than demand deposits...........................   11,788    (13,288)    11,936
Loans.......................................................  (20,022)   (18,907)   (15,924)
Professional securities transactions (included in loans)....  (15,043)    (1,441)    (4,937)
Total client accounts.......................................   27,005     13,984     12,563
Professional securities transactions (included in total
  client accounts)..........................................   10,782     (5,274)     6,563
Debt securities, excluding debentures and notes.............   (1,405)     5,524     (2,121)
Other assets and liabilities................................    3,750     (3,155)    20,745
                                                              -------    -------    -------

NET CASH FLOW FROM OPERATIONS / BANKING ACTIVITIES..........    9,556      5,562      9,080
Purchase of securities for investment portfolios............  (61,839)   (56,164)   (62,582)
Sale and redemption of securities from investment
  portfolios................................................   59,726     49,821     56,103
                                                              -------    -------    -------
Net outflow.................................................   (2,113)    (6,343)    (6,479)
Investments in participating interests......................   (2,292)    (1,355)    (1,182)
Sale of investments in participating interests..............      202         64        313
                                                              -------    -------    -------
Net outflow.................................................   (2,090)    (1,291)      (869)
Capital expenditure on property and equipment...............   (1,597)    (1,502)    (1,245)
Sale of property and equipment..............................      214        293        173
                                                              -------    -------    -------
Net outflow.................................................   (1,383)    (1,209)    (1,072)
                                                              -------    -------    -------

NET CASH FLOW FROM INVESTMENT ACTIVITIES....................   (5,586)    (8,843)    (8,420)
Increase in group equity....................................       55      1,198      1,049
Repayment of preference shares..............................     (528)
Issue of subordinated debt..................................    1,452      1,536        420
Repayment of subordinated debt..............................     (299)      (350)      (348)
Issue of debentures and notes...............................    5,956      8,851      1,401
Repayment of debentures and notes...........................   (5,941)    (2,826)    (2,560)
Cash dividends paid.........................................   (1,135)      (974)      (439)
                                                              -------    -------    -------
NET CASH FLOW FROM FINANCING ACTIVITIES.....................     (440)     7,435       (477)
                                                              -------    -------    -------

CASH FLOW...................................................    3,530      4,154        183
                                                              =======    =======    =======

                         FOR DETAILS REFER TO NOTE 42.

                    CHANGES IN SHAREHOLDERS' EQUITY IN 2000

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
ORDINARY SHARES
Opening balance.............................................      832        818        800
Exercised options and warrants..............................        2          1          2
Conversion of convertible preference shares.................        1          1          1
Stock dividends.............................................       16         12         15
                                                               ------     ------     ------
Closing balance.............................................      851        832        818
PREFERENCE SHARES
Balance unchanged...........................................      823        823        823
CONVERTIBLE PREFERENCE SHARES
Opening balance.............................................        3          4          5
Conversion..................................................       (1)        (1)        (1)
                                                               ------     ------     ------
Closing balance.............................................        2          3          4
SHARE PREMIUM ACCOUNT RELATING TO ORDINARY SHARES
Opening balance.............................................    2,443      2,409      2,367
Exercised options and conversion............................       51         38         46
Conversion of convertible preference shares.................       19          8         11
Stock dividends.............................................      (16)       (12)       (15)
                                                               ------     ------     ------
Closing balance.............................................    2,497      2,443      2,409
SHARE PREMIUM ACCOUNT RELATING TO CONVERTIBLE PREFERENCE
  SHARES
Opening balance.............................................       37         45         55
Conversion..................................................      (16)        (8)       (10)
                                                               ------     ------     ------
Closing balance.............................................       21         37         45
GENERAL RESERVE AND STATUTORY RESERVE
Opening balance.............................................    7,982      6,988      7,759
Retained profit.............................................    1,074      1,320        922
Stock dividends.............................................      772        520        617
Goodwill....................................................   (1,453)      (814)    (2,275)
Other.......................................................        1        (32)       (35)
                                                               ------     ------     ------
Closing balance.............................................    8,376      7,982      6,988
REVALUATION RESERVES
Opening balance.............................................      320        314        289
Revaluations................................................      (20)         6         25
                                                               ------     ------     ------
Closing balance.............................................      300        320        314
EXCHANGE DIFFERENCES RESERVE
Opening balance.............................................     (424)      (639)      (317)
Currency translation differences............................       98        215       (322)
                                                               ------     ------     ------
Closing balance.............................................     (326)      (424)      (639)
TREASURY STOCK
Opening balance.............................................      (29)       (39)       (51)
Increase (decrease).........................................        8         10         12
                                                               ------     ------     ------
Closing balance.............................................      (21)       (29)       (39)
                                                               ------     ------     ------
TOTAL SHAREHOLDERS' EQUITY..................................   12,523     11,987     10,723
                                                               ======     ======     ======

          NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

1 CASH

    This item includes legal tender and demand deposits with central banks in countries in which the bank has a presence.

2 SHORT-DATED GOVERNMENT PAPER

    This item includes securities issued by public authorities, such as treasury paper, with original terms of two years or less, provided they can be refinanced with a central bank.

3 BANKS (ASSETS)

    This item includes receivables, including professional securities transactions, from credit institutions, central banks and multilateral development banks not already recognised in cash. Securitised receivables are included in interest-earning securities or shares.

4 LOANS AND CREDIT RISK

    This item includes amounts receivable in connection with loans, including professional securities transactions, insofar as they are not recognised in the item banks. Securitised receivables are included in interest-earning securities or shares.

    In granting facilities and loans, the bank incurs a credit risk, i.e. the risk that the receivable will not be paid. This is related primarily to the balance sheet items banks, loans and interest-earning securities, and to off-balance sheet items. Concentration of credit risk could result in a material loss for the bank if a change in economic circumstances were to affect a whole industry or country.

    SECTOR ANALYSIS OF LOANS

                                                             2000        1999
                                                           ---------   ---------
                                                           (IN MILLIONS OF EUR)
Public sector............................................    15,000      12,097
Commercial...............................................   148,102     130,003
Retail...................................................   101,540      81,679
Professional securities transactions.....................    58,842      40,742
Allowances for loan losses and cross-border risks........    (4,218)     (4,798)
                                                            -------     -------
Loans....................................................   319,266     259,723
                                                            =======     =======

COLLATERAL FOR PRIVATE SECTOR LOANS

    Collateral is frequently demanded in connection with lending operations. The following table analyses private sector loans by type of collateral. Unsecured loans also include loans for which the bank has the right to require collateral.

                                                             2000        1999
                                                           ---------   ---------
                                                           (IN MILLIONS OF EUR)
COMMERCIAL
Public authority guarantees..............................     6,932       6,109
Mortgages................................................    22,615      18,974
Securities...............................................     3,246       2,337
Bank guarantees..........................................     5,606       3,114
Other types of collateral and unsecured..................   109,703      99,469
                                                            -------     -------
Total commercial loans...................................   148,102     130,003
                                                            =======     =======

RETAIL
Public authority guarantees..............................     6,392       3,628
Mortgages................................................    74,496      58,082
Other types of collateral and unsecured..................    20,652      19,969
                                                            -------     -------
Total retail loans.......................................   101,540      81,679
                                                            =======     =======

    COMMERCIAL LOANS BY INDUSTRY

                                                             2000        1999
                                                           ---------   ---------
                                                           (IN MILLIONS OF EUR)
Agriculture, mining and energy...........................    10,436      10,718
Manufacturing............................................    36,751      30,948
Construction and real estate.............................    17,972      15,067
Wholesale and retail trade...............................    21,387      19,257
Transportation and communications........................    12,894      10,451
Financial services.......................................    17,260      17,639
Business services........................................    15,091      12,290
Education, health care and other services................    16,311      13,633
                                                            -------     -------
Total commercial loans...................................   148,102     130,003
                                                            =======     =======

    MOVEMENTS IN ALLOWANCES FOR LOAN LOSSES

                                                     2000       1999       1998
                                                   --------   --------   --------
                                                        (IN MILLIONS OF EUR)
Opening balance..................................    4,458      4,116      2,894
Currency translation differences and other
  movements......................................      233        178        957
Write-offs.......................................   (1,575)      (771)      (527)
Received after write-off.........................      108        119         77
                                                   -------    -------    -------
                                                     3,224      3,642      3,401
Addition from net interest revenue...............      157        138         77
Addition from provision for loan losses..........    1,278      1,085      1,073
Transfer to provision for loan losses............     (464)      (407)      (435)
                                                   -------    -------    -------
Net increase.....................................      814        678        638
                                                   -------    -------    -------
Closing balance..................................    4,195      4,458      4,116
                                                   =======    =======    =======

    CROSS-BORDER RISK

    Loans and other exposures are often not restricted to the country in which the facility is extended, but also involve banks, public authorities and other clients in foreign countries, and are mostly denominated in foreign currencies. The total cross-border exposure is very substantial but relates mainly to OECD countries. An increased risk on these outstandings would arise if and insofar as government measures or extreme economic conditions in specific countries were to restrict debt servicing. Until 2000 additional cross-border risk allowances were applied in such circumstances. As from December 2000, however, the existing country provision method was replaced by a system of sovereign provisions.

    Under the new method only cross-border foreign currency debt of certain sovereigns is provisioned. The current value of US Treasury collateral issued as part of restructuring programmes is taken into account in determining actual sovereign risk allowances. A sovereign allowance is a kind of counterparty allowance, as where as a cross-border risk allowance is a general allowance on the total exposure to a country.

    ANALYSIS OF SOVEREIGN RISK AT 31 DECEMBER 2000

                                                             NET         RISK
                                                           EXPOSURE   ALLOWANCES
                                                           --------   ----------
                                                           (IN MILLIONS OF EUR)
Central and Eastern Europe...............................     223          91
Latin America and the Caribbean..........................     785         118
Asia/Pacific.............................................      10           7
Other countries..........................................      89          56
                                                            -----         ---
Total....................................................   1,107         272
                                                            =====         ===

    MOVEMENTS IN SOVEREIGN RISK ALLOWANCES

                                                     2000       1999       1998
                                                   --------   --------   --------
                                                        (IN MILLIONS OF EUR)
Opening balance..................................      533        494        410
Currency translation differences.................       36         74        (23)
Provision for loan losses........................     (197)       (25)       303
Other movements..................................     (100)       (10)      (196)
                                                   -------    -------    -------
Closing balance..................................      272        533        494
                                                   =======    =======    =======

    Cross-border risk allowances are charged to loans, banks and interest-bearing securities.

    OTHER

    The item loans includes subordinated debt amounting to EUR 22 million (1999:
EUR 57 million) and leasing operations amounting to EUR 13,386 million (1999:
EUR 10,910 million).

5 SECURITIES

    The balance sheet items short-dated government paper, interest-earning securities and shares include the investment portfolio, the trading portfolio, securitized receivables such as treasury paper and commercial paper, and equity participations. Interest-earning securities forming part of an investment portfolio, which principally consist of central government bonds, serve as a liquidity buffer among others. The bank attempts to maximise the return on these instruments through a policy of active management. Equity investments held on a long-term basis are also included in the investment portfolios.

    The aforementioned balance sheet items can be analysed as follows:

                                                            2000        1999
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
Investment portfolio....................................    67,893      62,679
Trading portfolio.......................................    52,305      39,428
Short-dated government paper............................     5,579       3,114
Other bank paper........................................     3,207       4,873
Other loan-style paper..................................     5,957       4,631
Options.................................................     3,307       3,913
Equity participations...................................     2,098       1,310
                                                           -------     -------
Total securities........................................   140,346     119,948
                                                           =======     =======

    of which:

                                                    LISTED               UNLISTED
                                              -------------------   -------------------
                                                2000       1999       2000       1999
                                              --------   --------   --------   --------
                                                        (IN MILLIONS OF EUR)
Public authority paper......................   37,765     43,579     23,097     11,271
Other interest-earning securities...........   20,968     16,109     37,422     31,999
Shares......................................   17,993     15,542      3,101      1,448
                                               ------     ------     ------     ------
Total securities............................   76,726     75,230     63,620     44,718
                                               ======     ======     ======     ======

    Listed securities include all securities which are traded on any stock exchange. Third parties hold legal title to part of the securities included in the portfolio. This is related to securities sold with repurchase commitments (EUR 11,639 million, 1999: EUR 8,163 million) and securities lending transactions (EUR 5,947 million, 1999: EUR 9,213 million). In addition, ABN AMRO borrowed securities totalling EUR 16,482 million (1999: EUR 7,075 million). These securities are not shown in the balance sheet. The item interest-earning securities includes securities of a subordinated nature totalling EUR
131 million (1999: EUR 32 million) and non-subordinated interest-earning securities issued by group companies totalling EUR 1,249 million (1999: EUR 1,028 million).

    As part of its securities brokerage activities, the bank also trades in ABN AMRO shares. In addition, shares were repurchased on the stock exchange in connection with staff options granted and to cover positions with clients. At balance sheet date, the treasury stock position of group companies included
1,9 million ABN AMRO Holding N.V. ordinary shares. The corresponding amount of EUR 21 million has been deducted from reserves.

    An amount of EUR 23,235 million is scheduled for redemption in 2001 on interest-earning securities.

    INVESTMENT PORTFOLIO

    The analysis below shows the book value and the fair value of ABN AMRO's investment portfolio. Fair value is based on quoted prices for traded securities and estimated market value for non-traded securities.

                                              2000                                 1999
                               ----------------------------------   ----------------------------------
                                 BOOK       PREMIUMS       FAIR       BOOK       PREMIUMS       FAIR
                                VALUE     OR DISCOUNTS    VALUE      VALUE     OR DISCOUNTS    VALUE
                               --------   ------------   --------   --------   ------------   --------
                                                        (IN MILLIONS OF EUR)
Dutch government.............    6,503         17          6,682      4,770         234         4,812
US Treasury and US government
  agencies...................    4,235        (21)         4,260      7,454        (123)        7,137
Other OECD governments.......   19,853        313         20,475     18,112         560        18,396
Mortgage-backed securities...   21,559        (89)        21,558     17,900         (66)       17,284
Other interest-earning
  securities.................   10,288        (73)        10,462      9,628          31         9,847
                                ------        ---         ------     ------        ----        ------
Total interest-earning
  securities and short-dated
  government paper...........   62,438        147         63,437     57,864         636        57,476
Shares.......................    5,455                     5,455      4,815                     4,815
                                ------                    ------     ------                    ------
Total investment portfolio...   67,893                    68,892     62,679                    62,291
                                ======                    ======     ======                    ======

    The book value of the investment portfolio developed during 2000 as follows:

                                                          INTEREST-
                                                           EARNING           SHARES
                                                          ---------         --------
                                                             (IN MILLIONS OF EUR)
Opening balance of banking business investment
  portfolio.............................................    55,182           1,496
Movements:
  Purchases.............................................    61,100             739
  Sales.................................................   (43,703)           (368)
  Redemptions...........................................   (15,656)
  Revaluations..........................................        11              32
  Currency translation differences......................     2,212               5
  Other.................................................       319            (236)
                                                           -------           -----
Closing balance of banking business investment
  portfolio.............................................    59,465           1,668
Closing balance of insurance business investment
  portfolio.............................................     2,973           3,787
                                                           -------           -----
Total investment portfolio..............................    62,438           5,455
                                                           =======           =====
Revaluations included in closing balance................                        30
Diminutions in value included in closing balance........                        82

    Premiums and discounts on the investment portfolio are amortised. The purchase price of the investment portfolio, including unamortised amounts from replacement transactions, was EUR 400 million below the redemption value.

    TRADING PORTFOLIO

    The following table analyses the composition of the trading portfolio.

                                                            2000             1999
                                                          --------         --------
                                                            (IN MILLIONS OF EUR)
Dutch government........................................    1,534              947
US Treasury and US government agencies..................    8,519            4,147
Other OECD governments..................................   16,071           17,420
Other interest-earning securities.......................   15,947            9,962
                                                           ------           ------
Total interest-earning securities.......................   42,071           32,476
Shares..................................................   10,234            6,952
                                                           ------           ------
Total trading portfolio.................................   52,305           39,428
                                                           ======           ======

    OTHER SECURITIES

    The following table analyses the book value and fair value of other securities.

                                                     2000                  1999
                                              -------------------   -------------------
                                                BOOK       FAIR       BOOK       FAIR
                                               VALUE      VALUE      VALUE      VALUE
                                              --------   --------   --------   --------
                                                        (IN MILLIONS OF EUR)
Short-dated government paper................    5,579      5,593      3,114      3,139
Other bank paper............................    3,207      3,207      4,873      4,873
Other debt securities.......................    5,957      5,928      4,631      4,535
                                               ------     ------     ------     ------
Total interest-earning securities...........   14,743     14,728     12,618     12,547
Shares, options and corporate investment
  portfolio.................................    5,405      5,372      5,223      5,252
                                               ------     ------     ------     ------
Total other securities......................   20,148     20,100     17,841     17,799
                                               ======     ======     ======     ======

    The following table analyzes interest-earning investment securities by maturity and weighted average yield at December 31, 2000. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

                                                                 AFTER 1 YEAR AND
                                      WITHIN 1 YEAR               WITHIN 5 YEARS
                                  ----------------------      ----------------------
                                                 YIELD                       YIELD
                                   AMOUNT         (%)          AMOUNT         (%)
                                  --------      --------      --------      --------
                                       (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
Dutch government................     723          5.9           1,777         4.7
U.S. Treasury and U.S.
  government agencies...........     251          6.8             579         5.8
Other OECD governments..........   3,388          3.2           6,575         5.1
Mortgage-backed
  securities (1)................      80          6.0           2,721         7.0
Other securities................   1,900          6.4           4,222         7.4
                                   -----          ---          ------         ---
Total amortized cost............   6,342          4.6          15,874         6.0
                                   =====          ===          ======         ===
Total market value..............   6,404                       16,133
                                   =====                       ======

                                    AFTER 5 YEARS AND
                                     WITHIN 10 YEARS              AFTER 10 YEARS
                                  ----------------------      ----------------------
                                                 YIELD                       YIELD
                                   AMOUNT         (%)          AMOUNT         (%)
                                  --------      --------      --------      --------
                                       (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
Dutch government................    2,716         5.6           1,304         5.5
U.S. Treasury and U.S.
  government agencies...........      586         7.3           2,798         7.1
Other OECD governments..........    8,407         5.3           1,796         6.2
Mortgage-backed
  securities (1)................    6,792         6.9          11,877         6.6
Other securities................    2,179         6.8           1,914         5.7
                                   ------         ---          ------         ---
Total amortized cost............   20,680         6.1          19,689         6.5
                                   ======         ===          ======         ===
Total market value..............   21,016                      19,884
                                   ======                      ======

------------------------

(1) Maturity dates have been estimated based on historical experience.

6 PARTICIPATING INTERESTS

    This item includes equity participations held on a long-term basis for the purpose of business operations.

                                                              2000             1999
                                                            --------         --------
                                                              (IN MILLIONS OF EUR)
Credit institutions.......................................     916              858
Other participating interests.............................   1,110            1,026
                                                             -----            -----
Total participating interests.............................   2,026            1,884
Development:
    Opening balance.......................................   1,884            1,057
Movements:
  Purchases/increases.....................................     196              782
  Sales/reductions........................................    (202)             (64)
  Revaluations............................................      (4)              (4)
  Other...................................................     152              113
                                                             =====            =====
Closing balance...........................................   2,026            1,884
                                                             =====            =====
Revaluations included in closing balance..................       2               27

    Participating interests with official stock exchange listings represented a book value of EUR 629 million (1999: EUR 794 million).

7 PROPERTY AND EQUIPMENT

                                                              2000             1999
                                                            --------         --------
                                                              (IN MILLIONS OF EUR)
Real property used in operations..........................   3,376            3,218
Other real property.......................................   1,533              357
Equipment.................................................   1,904            1,630
                                                             -----            -----
Total property and equipment..............................   6,813            5,205
                                                             =====            =====

                                                                    PROPERTY
                                                              ---------------------
                                                               USED IN
                                                    TOTAL     OPERATIONS    OTHER     EQUIPMENT
                                                   --------   ----------   --------   ---------
                                                               (IN MILLIONS OF EUR)
Development:
  Opening balance................................    5,205       3,218        357       1,630
Movements:
  Purchases......................................    1,597         363        231       1,003
  Sales..........................................     (214)        (74)       (94)        (46)
  Revaluations...................................        3           3
  Depreciation...................................     (941)       (199)                  (742)
  Acquisitions/dispositions (net)................    1,157          18      1,076          63
  Other..........................................        6          47        (37)         (4)
                                                    ------      ------      -----      ------
                                                     1,608         158      1,176         274
                                                    ======      ======      =====      ======
Accumulated amounts:
Replacement cost.................................    9,308       4,426      1,534       3,348
Depreciation.....................................   (2,495)     (1,050)        (1)     (1,444)
                                                    ------      ------      -----      ------
Closing balance..................................    6,813       3,376      1,533       1,904
                                                    ======      ======      =====      ======
Revaluations included in closing balance.........      151         148          3

    Legal title to property and equipment totalling EUR 34 million (1999: EUR 75 million) is held by third parties.

8 OTHER ASSETS AND OTHER LIABILITIES

    These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, current tax assets (2000: EUR 97 million) and current tax liabilities (2000: EUR 927 million), deferred tax assets (2000: EUR
1,060 million), servicing rights, precious metals and other goods, balances of payment transactions still to be settled, short securities positions and market value of interest rate and currency contracts as part of trading activities.

9 PREPAYMENTS AND ACCRUED INCOME AND ACCRUALS AND DEFERRED INCOME

    These items include revenue and expenses recognised in the period under review but whose actual receipt or payment falls in a different period, as well as the total net difference between contract rates and spot rates on foreign exchange hedging operations.

10 BANKS (LIABILITIES)

    This item comprises debts, including amounts on account of professional securities transactions, to credit institutions, central banks and multilateral development banks.

11 TOTAL CLIENT ACCOUNTS

    This item includes total client balances held in current accounts, savings accounts and deposits, as well as debts on account of professional securities transactions and non-subordinated private loans.

                                                           2000           1999
                                                         --------       --------
                                                          (IN MILLIONS OF EUR)
Savings accounts.......................................   80,980         71,729
Corporate deposits.....................................   77,722         65,931
Professional securities transactions...................   43,020         29,756
Other client accounts..................................   77,827         62,576
                                                         -------        -------
Total client accounts..................................  279,549        229,992
                                                         =======        =======

12 DEBT SECURITIES

    This item includes non-subordinated debt and other negotiable interest-bearing debt securities.

                                                           2000           1999
                                                         --------       --------
                                                          (IN MILLIONS OF EUR)
Debentures and notes....................................  24,736         17,277
Cash notes, savings certificates and bank
  certificates..........................................   8,015          7,795
Certificates of deposit and commercial paper............  27,532         29,156
                                                          ------         ------
Total debt securities...................................  60,283         54,228
                                                          ======         ======

    The debentures are issued principally in the Dutch capital market and the Euromarket and are denominated mostly in euros and US dollars. The commercial paper programme is conducted mainly in the United States and is denominated in US dollars. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. At 31 December 2000, debt securities denominated in euros amounted to EUR
20,606 million and those denominated in US dollars to EUR 32,539 million.

    At 31 December 2000, debt securities included EUR 728 million of variable rate obligations. In addition, EUR 1,477 million of debt securities had been converted into variable rate obligations through the use of asset-liability management derivatives contracts. The average interest rate on debentures and notes, adjusted to reflect the effect of asset-liability management derivatives contracts at year-end 2000, was 6.2%.

    MATURITY ANALYSIS OF DEBT SECURITIES

                                                           2000           1999
                                                         --------       --------
                                                          (IN MILLIONS OF EUR)
Within one year.........................................  31,724         31,370
After one and within two years..........................   3,385          3,994
After two and within three years........................   2,649          2,192
After three and within four years.......................   2,532          1,443
After four and within five years........................   2,855          1,821
After five years........................................  17,138         13,408
                                                          ------         ------
Total debt securities...................................  60,283         54,228
                                                          ======         ======

13 PROVISIONS

                                                            2000        1999
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
Provision for deferred tax liabilities (see note 37)....    1,391       1,008
Provision for pension commitments.......................      252         178
Provisions for payments to non-active employees.........      251         165
Insurance fund liabilities..............................    9,984       8,539
Restructuring provision.................................      837
Other provisions........................................      707         816
                                                           ------      ------
Total provisions........................................   13,422      10,706
                                                           ======      ======

    The provisions for payments to non-active employees relate to early retirement, total disability, contributions to medical expenses and other commitments. Insurance fund liabilities include the actuarial reserves and the premium and claims reserves of the group's insurance companies.

    More details regarding the restructuring provision are given in note 38.

    Provisions are generally long-term in nature.

14 FUND FOR GENERAL BANKING RISKS

    The fund for general banking risks covers general risks associated with lending and other banking activities. The fund is net of tax and forms part of tier 1 capital; it is maintained partly in currencies other than the euro.

                                                            2000        1999
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
Opening balance.........................................    1,232       1,140
Movements:
  Release to income statement...........................      (32)        (20)
  Tax on release........................................       11           7
                                                            -----       -----
                                                              (21)        (13)
Currency translation differences........................       57          98
Other...................................................       51           7
                                                            -----       -----
Closing balance.........................................    1,319       1,232
                                                            =====       =====

15 SUBORDINATED DEBT

    This item includes subordinated debentures and loans which, according to the standards applied by the Netherlands central bank, qualify for the consolidated capital adequacy ratio. It comprises debt subordinated to all other current and future liabilities of ABN AMRO Holding N.V. as well as borrowings of consolidated participating interests, including EUR 11,342 million raised by ABN AMRO Bank N.V. In general, early repayment, in whole or in part, is not permitted.

    The average interest rate on subordinated debt was 6.9%.

    MATURITY ANALYSIS OF SUBORDINATED DEBT

                                                            2000        1999
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
Within one year.........................................    1,523         261
after one and within two years..........................      703       1,423
after two and within three years........................      188         681
after three and within four years.......................      487         172
after four and within five years........................    1,427         459
after five years........................................    9,077       7,721
                                                           ------      ------
Total subordinated debt.................................   13,405      10,717
                                                           ======      ======

    Subordinated debt at 31 December 2000 was denominated in euros to an amount of EUR 5,867 million and in US dollars to an amount of EUR 6,810 million, and included EUR 1,320 million of variable rate obligations.

16 SHAREHOLDERS' EQUITY

                                                        2000       1999       1998
                                                      --------   --------   --------
                                                           (IN MILLIONS OF EUR)
Share capital.......................................    1,676      1,658      1,645
Reserves............................................   10,868     10,358      9,117
                                                       ------     ------     ------
                                                       12,544     12,016     10,762
Treasury stock......................................      (21)       (29)       (39)
                                                       ------     ------     ------
Total shareholders' equity..........................   12,523     11,987     10,723
                                                       ======     ======     ======

    For further information reference is made to the section on changes in shareholders' equity.

    SHARE CAPITAL

    The authorised share capital of ABN AMRO Holding N.V. amounts to NLG 10,500,000,005 face value and consists of one priority share, four billion ordinary shares, one billion preference shares and one hundred million convertible preference shares, each of which is convertible into four ordinary shares.

    The issued and paid-up share capital is made up of the following numbers of shares:

Priority share (face value NLG 5)...........................              1
Ordinary shares (face value NLG 1.25).......................  1,502,301,875
Preference shares (face value NLG 5)........................    362,503,010
Convertible preference shares (face value NLG 5)............        794,984

    On 31 December 2000, 1,946,009 ordinary shares were repurchased in connection with staff options granted.

    The preference shares are registered shares; the dividend has been fixed at 9.50% of the face value. This percentage has been adjusted per 1 January 2001 at 5.55% in the manner stipulated in the articles of association.

    Dividend on convertible preference shares has been fixed at EUR 1.72 (rounded) per share per annum until the end of 2003. Holders of convertible preference shares can convert their shares into 3.2 million ordinary shares until 31 October 2003, on payment of EUR 0.79 (rounded) per ordinary share. If all rights are fully exercised, shareholders' equity would increase by an amount of EUR 862 million.

    RESERVES

                                                         2000       1999       1998
                                                       --------   --------   --------
                                                            (IN MILLION OF EUR)
Share premium account................................    2,518      2,480     2,454
Revaluation reserves.................................      300        320       314
Reserves prescribed by law and articles of
  association........................................      207        205       172
General reserve......................................    8,169      7,777     6,816
Exchange differences reserves........................     (326)      (424)     (639)
Other reserves.......................................    7,843      7,353     6,177
                                                        ------     ------     -----
Total reserves.......................................   10,868     10,358     9,117
                                                        ======     ======     =====

    The share premium account is regarded as paid-up capital for tax purposes.

    Due to dispositions and depreciation, EUR 140 million of the revaluation reserves is regarded as realised. The remaining part is regarded as a legal reserve. The expected stock dividend percentage (50%) for the final dividend was taken into consideration.

    STAFF OPTIONS

    Apart from Managing Board members and other top management, employees of ABN AMRO in the Netherlands are periodically offered the opportunity to acquire equity options whose value is related to the option exercise price. The exercise price of staff options is equal to the average of the highest and lowest ordinary share price quoted on the Amsterdam Exchanges' stock market on the date of grant. With effect of 2000, options granted to top management have a duration of seven years instead of a previous maximum of five years.

    However, the majority of the options is not exercisable during the first three years from the date of grant. Open periods have been established for senior management and other designated persons. This category of staff is not permitted to exercise its options outside the open periods, except on the expiration date and the preceding five working days, subject to certain conditions. In 2000, approximately 19,000 employees exercised the right to take equity options. At year-end 2000, approximately 25,000 employees held equity options.

    In 1998, 1999 and 2000, the price of options exercised ranged from EUR 5.85 to EUR 24.32. If fully exercised, the options at year-end 2000 would have increased the number of ordinary shares by 42.0 million (see following analysis) and shareholders' equity by EUR 860 million.

                                                           AVERAGE      LOW/HIGH
                                             STAFF         EXERCISE     EXERCISE
                                            OPTIONS         PRICE         PRICE
YEAR OF EXPIRATION                       (IN THOUSANDS)    (IN EUR)     (IN EUR)
------------------                       --------------   ----------   -----------
2001...................................       2,126          10.99     10.02-12.75
2002...................................       6,242          16.60     15.38-18.60
2003...................................      14,034          22.55     17.28-23.52
2004...................................      10,680          20.73     18.10-24.32
2005...................................       4,068          22.43     22.23-24.11
2006...................................          --             --              --
2007...................................       4,866          21.30           21.30
                                             ------         ------     -----------
Total..................................      42,016          20.46     10.02-24.32
                                             ======         ======     ===========

                                                   2000                          1999
                                        ---------------------------   ---------------------------
                                                          AVERAGE                       AVERAGE
                                            STAFF         EXERCISE        STAFF         EXERCISE
                                           OPTIONS         PRICE         OPTIONS         PRICE
                                        (IN THOUSANDS)    (IN EUR)    (IN THOUSANDS)    (IN EUR)
                                        --------------   ----------   --------------   ----------
Movements:
  Opening balance.....................      34,306         19.32          28,103         17.99
  Options granted to Managing Board
    members...........................         482         21.30             322         18.13
  Options granted to other top
    management........................       4,489         21.28           3,296         18.10
  Other options granted...............       6,906         22.28           6,430         21.85
  Options exercised...................      (4,008)        14.91          (3,818)        12.62
  Options expired and forfeited.......        (159)        19.54             (27)         8.66
                                            ------         -----          ------         -----
Closing balance.......................      42,016         20.46          34,306         19.33
                                            ======         =====          ======         =====

    To settle the options granted, with effect from 1 January 2001, ABN AMRO will make each year new ordinary shares available up to 1% of the issued ordinary shares. The total of outstanding options that will be settled through the issuance of new ordinary shares will not exceed 10% of the issued ordinary shares.

    To settle additional options granted above these limits, ABN AMRO will repurchase shares in the open market or hedge these options through derivative transactions.

    Deliveries on options exercised in 2000 were made from share repurchases on the date of grant (700,000 shares) and from new shares issued on the exercise date (3,308,000 shares).

    If ABN AMRO had based the cost of staff options granted in 2000 at the fair value of the options at the date of grant instead of the intrinsic value of the options, net profit and earnings per ordinary shares would have been EUR
65 million and EUR 0.04 lower respectively.

17 MINORITY INTERESTS

    This item comprises the share of third parties in the equity of subsidiaries and other group companies, as well as preferred stock issued to third parties by subsidiaries in the United States. The right to repayment of this preferred stock is in all cases vested in the issuing institution but repayment is also subject to approval of the supervisory authorities. If this right is not exercised, preference shares without fixed dividend entitlement qualify for a dividend step-up. In terms of dividend and liquidation rights, Trust preference shares are comparable to ABN AMRO Holding N.V. preference shares.

                                                           2000       1999       1998
                                                         --------   --------   --------
                                                              (IN MILLIONS OF EUR)
Cumulative preference shares...........................                109         94
Non-cumulative preference shares
  Trust preference shares with fixed dividend..........   2,689      2,488      1,070
  Other shares with fixed dividend.....................     480        547        471
  Other shares with dividend step-up...................   1,027      1,209      1,040
Other minority interests...............................   1,091        592        855
                                                          -----      -----      -----
Total..................................................   5,287      4,945      3,530
                                                          =====      =====      =====

                                                           2000       1999       1998
                                                         --------   --------   --------
                                                              (IN MILLIONS OF EUR)
Opening balance........................................   4,945      3,530      2,054
Currency translation differences.......................     413        556       (195)
Issue of preference shares.............................              1,180      1,133
Redemption of preference shares........................    (528)
Other movements........................................     457       (321)       538
                                                          -----      -----      -----
Closing balance........................................   5,287      4,945      3,530
                                                          =====      =====      =====

18 CAPITAL ADEQUACY

    The standards applied by the Netherlands central bank for the principal capital ratios are based on the capital adequacy guidelines of the European Union and the Basle Committee for Banking Supervision. These ratios compare the bank's total capital and tier 1 capital with the total of risk-weighted assets and off-balance sheet items and the market risk associated with the trading portfolios. The minimum requirement for the total capital ratio and tier 1 ratio is 8% and 4% respectively of risk-weighted assets.

    The following table analyses actual capital and the minimum standard in accordance with supervisory requirements.

                                                   2000                  1999
                                            -------------------   -------------------
                                            REQUIRED    ACTUAL    REQUIRED    ACTUAL
                                            --------   --------   --------   --------
                                             (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
Total capital.............................   21,108     27,421     19,710     26,764
Total capital ratio.......................      8.0%     10.39%       8.0%     10.86%
Tier 1 capital............................   10,554     19,010      9,855     17,735
Tier 1 capital ratio......................      4.0%      7.20%       4.0%      7.20%

19 ACCOUNTS WITH PARTICIPATING INTERESTS

    Amounts receivable from and payable to participating interests included in the various balance sheet items totalled:

                                                                2000       1999
                                                              --------   --------
                                                                 (IN MILLIONS
                                                                    OF EUR)
Banks (assets)..............................................     10         17
Loans.......................................................    216        194
Banks (liabilities).........................................    380         84
Total client accounts.......................................     48         16

20 MATURITY

    Short-dated liabilities and demand deposits are generally matched by cash, assets that can be realised at short notice or lending operations as part of the interest rate risk policy. The balance sheet is already presented in descending order of liquidity. A number of items containing assets or liabilities with varying maturities are analysed in the table in this note. This analysis does not include liquid assets such as cash and short-dated government paper and the bond investment portfolio which by their nature can be realised at short notice. In every country in which ABN AMRO is active, liquidity satisfies the standards imposed by the supervisory authorities.

    MATURITY ANALYSIS (IN BILLIONS OF EUROS)

                                   ON DEMAND   < 3 MONTHS     3 M-- < 1 YR    1 YR-- < 5 YR     > 5 YR
                                   ---------   -----------   --------------   --------------   --------
Banks (liabilities)..............     14            65             17                4             2
Savings accounts.................     46            19             10                6
Deposits and other client
  accounts (including
  professional securities
  transactions)..................     58           106             22                8             5
Debt securities..................                   20             12               11            17
Subordinated debt................                                   1                3             9
Banks (assets)...................     14            22             11                1             1
Loans............................     22           106             39               62            90

21 CURRENCY POSITION

    Of total assets and total liabilities, amounts equivalent to EUR
343 billion and EUR 332 billion respectively are denominated in currencies other than the euro. Positions arising from balance sheet items are generally hedged by foreign exchange contracts not included in the balance sheet. The actual currency positions arising out of the bank's proprietary foreign exchange dealing activities are of limited size. Capital invested in operations outside the Netherlands is largely funded in euros. Part of the resulting currency positions is used to offset movements in required capital for foreign-currency risk-bearing assets, which is also due to exchange rate fluctuations. Similar reasoning lies behind the policy of issuing preferred stock and subordinated debt in foreign currencies.

22 COLLATERAL PROVIDED

    In connection with collateral provided for specific liabilities and off-balance sheet commitments, as well as for transactions in financial markets, specific assets are not freely available. This relates to cash (EUR
4.1 billion), banks (EUR 0.1 billion), securities (EUR 6.5 billion) and loans (EUR 21.7 billion).

Collateral has been provided for liabilities included in the items banks (EUR
16.0 billion), total client accounts (EUR 6.5 billion) and other liabilities (EUR 5.8 billion).

23 CONTINGENT LIABILITIES

                                                            2000             1999
                                                          --------         --------
                                                            (IN MILLIONS OF EUR)
Commitments with respect to guarantees granted..........   43,633           39,254
Commitments with respect to irrevocable letters of
  credit................................................    5,291            4,243
Commitments with respect to recourse risks arising from
  discounted bills......................................      120               64
                                                           ------           ------
                                                           49,044           43,561
                                                           ======           ======

24 DERIVATIVES

    Derivatives are financial instruments, the contracted or notional amounts of which are not included in the balance sheet either because rights and obligations arise out of one and the same contract, the performance of which is due after balance sheet date, or because the notional amounts serve merely as variables for calculation purposes. Examples of derivatives are forward exchange contracts, options, swaps, futures and forward rate agreements. The underlying value may involve interest rate, currency, commodity, bond or equity products or a combination of these. Derivatives transactions are conducted as a trading activity (also on behalf of clients) and as a hedge against ABN AMRO's own interest rate and currency exposure.

    The degree to which ABN AMRO is active in the respective markets or market segments is shown in the following analysis by means of notional amounts (including maturity profile based on remaining term). The notional amounts, however, give no indication of the size of the cash flows and the market risk or credit risk attaching to derivatives transactions.

    The market risk arises from movements in variables determining the value of derivatives, such as interest rates and quoted prices. The credit risk is the loss that would arise if a counterparty were to default. This is related, however, to the market risk since the extent of the credit risk is in part determined by actual and expected market fluctuations. In calculating the credit risk shown in the table below, netting agreements and other collateral have not been taken into consideration.

    DERIVATIVES TRANSACTIONS (IN BILLIONS OF EUROS)

                                                                   NOTIONAL AMOUNTS
                                             -------------------------------------------------------------
                                              < 1 YR    1 YR-- < 5 YR     > 5 YR     TOTAL     CREDIT RISK
                                             --------   --------------   --------   --------   -----------
INTEREST RATE CONTRACTS
OTC           Swaps........................     302          389           307         998         15
               Forwards....................     118            7                       125
               Options.....................      71          153            54         278          2
Exchange-traded Futures....................     117           22             2         141
               Options.....................      22            3                        25
CURRENCY CONTRACTS
OTC           Swaps........................      33           82            33         148          5
               Forwards....................     434           19             1         454         12
               Options.....................      51            3                        54          1
Exchange-traded Futures....................       1                                      1
               Options.....................       2                                      2
OTHER CONTRACTS
OTC           Forwards/Swaps...............       5            1                         6
               Options.....................       9           31                        40          1
Exchange traded Futures....................       2                                      2
               Options.....................      16            9             3          28
                                              -----          ---           ---       -----         --
Total derivatives..........................   1,183          719           400       2,302         36
                                              =====          ===           ===       =====         ==

    The tables below give an indication of the notional amounts and (average) market values of the principal types of trading portfolio contracts and hedging portfolio, contracts (i.e. contracts entered into as part of the bank's interest rate and exchange rate policies). Intercompany transactions between hedging and trading portfolio have not been eliminated from the figures.

    TRADING PORTFOLIO DERIVATIVES TRANSACTIONS IN 2000

                                                                         AVERAGE MARKET VALUE
                                   NOTIONAL    MARKET VALUE              ---------------------
                                    AMOUNTS      POSITIVE     NEGATIVE   POSITIVE    NEGATIVE
                                   ---------   ------------   --------   ---------   ---------
                                                      (IN MILLIONS OF EUR)
INTEREST RATE CONTRACTS
Swaps............................  1,011,770      16,697       14,419     14,653      13,112
Forwards.........................    124,040         127          153        128         131
Options purchased................    153,403       1,670                   1,678
Options sold.....................    164,725                    1,910                  2,078
Futures..........................    134,682
                                   ---------      ------       ------     ------      ------
Total interest rate contracts....  1,588,620      18,494       16,482     16,459      15,321
                                   =========      ======       ======     ======      ======
CURRENCY CONTRACTS
Swaps............................    130,275       5,586        7,262      5,736       6,404
Forwards.........................    451,718      11,587        9,856     11,209       9,412
Options purchased................     26,588         655                     598
Options sold.....................     30,115                      616                    559
Futures..........................      1,312
                                   ---------      ------       ------     ------      ------
Total currency contracts.........    640,008      17,828       17,734     17,543      16,375
                                   =========      ======       ======     ======      ======
OTHER CONTRACTS
Equity options purchased.........     30,564       1,222                   1,954
Equity options sold..............     39,107                    2,877                  3,480
Other equity and commodity
  contracts......................      8,977          56          166         90         125
                                   ---------      ------       ------     ------      ------
Total other contracts............     78,648       1,278        3,043      2,044       3,605
                                   =========      ======       ======     ======      ======

    TRADING PORTFOLIO DERIVATIVES TRANSACTIONS IN 1999

                                                                         AVERAGE MARKET VALUE
                                   NOTIONAL    MARKET VALUE              ---------------------
                                    AMOUNTS      POSITIVE     NEGATIVE   POSITIVE    NEGATIVE
                                   ---------   ------------   --------   ---------   ---------
                                                      (IN MILLIONS OF EUR)
INTEREST RATE CONTRACTS
Swaps............................    802,712      15,185       13,458     15,438      15,810
Forwards.........................    192,555         132          134        129         129
Options purchased................    142,897       1,909           --      1,759          --
Options sold.....................    144,147          --        2,099         --       1,789
Futures..........................    106,011         319          158         --          --
                                   ---------      ------       ------     ------      ------
Total interest rate contracts....  1,391,319      17,545       15,849     17,326      17,728
                                   =========      ======       ======     ======      ======
CURRENCY CONTRACTS
Swaps............................    119,733       4,815        4,994      4,266       5,164
Forwards.........................    455,511       8,142        7,480      7,709       6,275
Options purchased................     18,532         458           --        789          --
Options sold.....................     24,628          --          638         --         398
                                   ---------      ------       ------     ------      ------
Total currency contracts.........    608,404      13,415       13,112     12,764      11,837
                                   =========      ======       ======     ======      ======
OTHER CONTRACTS
Equity options purchased.........     29,195       1,853           --      1,874          --
Equity options sold..............     25,038          --        3,307         --       3,416
Other equity and commodity
  contracts......................      2,954         257          369         21          37
                                   ---------      ------       ------     ------      ------
Total other contracts............     57,187       2,110        3,676      1,895       3,453
                                   =========      ======       ======     ======      ======

    HEDGING PORTFOLIO DERIVATIVES TRANSACTIONS

                                                    2000                             1999
                                       ------------------------------   ------------------------------
                                                     MARKET VALUE                     MARKET VALUE
                                       NOTIONAL   -------------------   NOTIONAL   -------------------
                                       AMOUNTS    POSITIVE   NEGATIVE   AMOUNTS    POSITIVE   NEGATIVE
                                       --------   --------   --------   --------   --------   --------
                                                            (IN MILLIONS OF EUR)
INTEREST RATE CONTRACTS
Swaps................................  125,138      2,295     2,377      85,688     2,243      1,702
Forwards.............................    4,598          2         2       9,720        10         10
Options purchased....................   19,788        338                 7,980       130
Futures..............................    6,266                           15,773        69          2
                                       -------     ------     -----     -------     -----      -----
Total interest rate contracts........  155,790      2,635     2,379     119,161     2,452      1,714
                                       =======     ======     =====     =======     =====      =====
CURRENCY CONTRACTS
Swaps................................   12,148        300       275       8,948       352        184
Forwards.............................   16,000        295       223      24,871       400        654
Options purchased....................    6,107        103                 4,486        32
                                       -------     ------     -----     -------     -----      -----
Total currency contracts.............   34,255        698       498      38,305       784        838
                                       =======     ======     =====     =======     =====      =====

    DERIVATIVES AND CAPITAL ADEQUACY REQUIREMENTS

    In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss, i.e. the positive replacement value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract. This method takes into account the possible adverse development of the positive replacement value during the remaining term of the contract. The analysis below shows the resulting credit equivalent, both unweighted and weighted for the counterparty risk (mainly banks). The figures allow for the downward impact of netting agreements and other collateral on risk exposure and capital adequacy.

    CREDIT EQUIVALENT (IN BILLIONS OF EUROS)

                                                            2000           1999
                                                          --------       --------
Interest rate contracts.................................    25.4           23.8
Currency contracts......................................    30.6           26.0
Other contracts.........................................     4.3            3.4
                                                            ----           ----
                                                            60.3           53.2
Effect of contractual netting...........................    27.1           21.1
                                                            ----           ----
Unweighted credit equivalent............................    33.2           32.1
                                                            ----           ----
Weighted credit equivalent..............................     9.7            8.8
                                                            ====           ====

25 MEMORANDUM ITEMS

    Apart from the memorandum items stated, non-quantified guarantees have been given for the bank's securities custody operations, for interbank bodies and institutions and for participating interests. Collective guarantee schemes are applicable to group companies in various countries. Furthermore, statements of liability have been issued for a number of group companies.

    Legal proceedings have been initiated against ABN AMRO in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position and the consolidated operations of ABN AMRO.

    For 2001, investment in property and equipment is estimated at EUR
1.2 billion, of which ABN AMRO is already committed to an amount of EUR 175 million.

    Though ABN AMRO has sold a part of its loan portfolio, partly through credit-enhanced or non-credit enhanced securitisation, it still holds legal title to some of these loans. In most cases these loans are also serviced by ABN AMRO. Besides, the bank services loans granted by other institutions. The table below states the outstandings at 31 December 2000.

                                                             (IN MILLIONS OF EUR)
                                                             --------------------
Legal title to loans sold..................................          6,029
Loans serviced for third parties...........................        109,476
Loans sold with credit enhancement.........................         11,534

    Future rental commitments at 31 December 2000 for long-term lease contracts were as follows:

                                                             (IN MILLIONS OF EUR)
                                                             --------------------
2001.......................................................          233
2002.......................................................          218
2003.......................................................          197
2004.......................................................          177
2005.......................................................          153
Years after 2005...........................................          905

26 NET INTEREST REVENUE

    This item comprises interest revenue from loans, investments, other lending, interest expense on borrowings by ABN AMRO and client accounts, as well as the results from interest rate and foreign exchange contracts entered into for hedging purposes. Also included is other revenue from loans. Interest revenue from interest-earning securities amounted to EUR 6,621 million (1999: EUR
4,746 million). Interest expense on subordinated debt totalled EUR 816 million (1999: EUR 695 million).

27 REVENUE FROM SECURITIES AND PARTICIPATING INTERESTS

    This item includes the share in net profit or loss of participating interests on which ABN AMRO exercises a significant influence. Also included are dividends received from shares and other participating interests, as well as the results from sales of shares from the investment portfolio and investments in participating interests insofar as these are not treated as value adjustments to financial fixed assets.

                                                          2000       1999       1998
                                                        --------   --------   --------
                                                             (IN MILLIONS OF EUR)
Revenue from shares and equity participations.........    130        119         99
Revenue from participating interests..................    321        238        249
                                                          ---        ---        ---
Total revenue from securities and participating
  interests...........................................    451        357        348
                                                          ===        ===        ===

28 NET COMMISSIONS

    This item includes revenue from securities brokerage, domestic and international payments, asset management, insurance, leasing and other services. Amounts paid to third parties are shown as commission expense.

                                                          2000       1999       1998
                                                        --------   --------   --------
                                                             (IN MILLIONS OF EUR)
Securities brokerage..................................   2,405      1,710      1,437
Payment services......................................   1,385      1,176        778
Asset management and trust............................     712        560        404
Insurance.............................................     212        176        155
Guarantees............................................     163        139        117
Leasing...............................................     158        123         94
Other.................................................     845        571        403
                                                         -----      -----      -----
Total commissions.....................................   5,880      4,455      3,388
                                                         =====      =====      =====

29 RESULTS FROM FINANCIAL TRANSACTIONS

    This item includes the results from foreign exchange dealing, securities trading, derivatives transactions, as well as trading in LDC debt securities which is included in the 'other' item, and currency translation differences on investments--other than those included in tangible fixed assets--in branches, subsidiaries and participating interests in hyper-inflationary countries.

                                                          2000       1999       1998
                                                        --------   --------   --------
                                                             (IN MILLIONS OF EUR)
Securities trading....................................     426        417        527
Foreign exchange dealing..............................     570        499        531
Derivatives transactions..............................     508        371        188
Other.................................................      65         87        (93)
                                                         -----      -----      -----
Total result from financial transactions..............   1,569      1,374      1,153
                                                         =====      =====      =====

30 OTHER REVENUE

    This includes revenue from property development, other revenue from leasing activities and results from the insurance companies forming part of the group. The insurance companies achieved the following results:

                                                            LIFE      NON-LIFE
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
Net premium income......................................    1,679        567
Investment income.......................................      207         92
Insurance expenses......................................   (1,759)      (563)
                                                           ------       ----
Total result of insurance companies.....................      127         96
                                                           ======       ====

31 STAFF COSTS

                                                   2000       1999       1998
                                                 --------   --------   --------
                                                      (IN MILLIONS OF EUR)
Salaries (including bonuses, etc.).............    5,754      4,516      3,605
Pension costs..................................      187        140        151
Social insurance and other staff costs.........    1,519      1,112        900
                                                 -------    -------     ------
Total staff costs..............................    7,460      5,768      4,656
                                                 =======    =======     ======
Average number of employees (headcount):
Netherlands....................................   38,476     36,976     35,387
Foreign countries..............................   74,916     71,713     47,880
                                                 -------    -------     ------
Total average number of employees
  (headcount)..................................  113,392    108,689     83,267
                                                 =======    =======     ======

32 OTHER ADMINISTRATIVE EXPENSES

    This item includes office overhead, automation costs, advertising costs and other general expenses.

    ABN AMRO also leases premises and space in other buildings for its principal activities. The leases generally are renewable and provide for payment of rent and certain other occupancy expenses.

Total rent expense for all contracts amounted to EUR 341 million in 2000, EUR 262 million in 1999 and EUR 244 million in 1998.

33 DEPRECIATION

    This item is made up of depreciation of buildings and equipment.

34 PROVISION FOR LOAN LOSSES

    This item includes provisions for uncollectable outstandings.

35 ADDITION TO THE FUND FOR GENERAL BANKING RISKS

    This item includes the addition to or release from the fund, management's intention being to maintain the fund at a level equal to approximately 0.5% of risk-weighted total assets.

36 VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    Financial fixed assets include the bond and equity investment portfolios and participating interests on which the bank does not exercise an influence. Diminutions in value of the bond investment portfolio may relate to a permanent deterioration of the debtor's quality. These diminutions in value and the diminutions in value below the purchase price of shares and participating interests on which no influence is exercised, together with amounts released in respect of earlier diminutions in value, are included in this item. Results from dispositions below purchase price are likewise treated as diminutions in value.

37 TAXES

    The overall effective tax rate decreased from 31.1% in 1999 to 28.0% in 2000 (including restructuring charge 26.7%).

                                                            2000           1999           1998
                                                          --------       --------       --------
Dutch tax rate.....................................         35.0%          35.0%          35.0%
Effect of tax rate in foreign countries............         (2.5%)         (1.3%)         (1.1%)
Effect of tax-exempt revenue in the Netherlands....         (4.1%)         (3.1%)         (3.1%)
Other..............................................         (0.4%)          0.5%           0.5%
                                                            ----           ----           ----
Overall effective tax rate.........................         28.0%          31.1%          31.3%
                                                            ====           ====           ====

                                                            2000       1999       1998
                                                          --------   --------   --------
                                                               (IN MILLIONS OF EUR)
The Netherlands.........................................     270        438       417
Foreign.................................................     753        882       491
                                                           -----      -----       ---
                                                           1,023      1,320       908
                                                           =====      =====       ===

    Taxes amounted to EUR 1,023 million, including EUR 187 million (1999: EUR 279 million) in deferred tax liabilities.

    Total amount of taxation credited to shareholders' equity during the year amounted to EUR 31 million.

    The provision for deferred tax liabilities relates to tax liabilities that will arise in the future owing to the difference between the book value of specific assets and liabilities and their valuation for tax purposes. The following analysis shows deferred tax liabilities and assets.

                                                            2000        1999
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
DEFERRED TAX LIABILITIES
Buildings...............................................      256         154
Pensions and other post-retirement and post-employment
  arrangements..........................................      228         173
Derivatives.............................................      165         160
Leases and similar financial contracts..................      490         326
Servicing rights........................................      383         247
Other...................................................      415         206
                                                            -----       -----
Total...................................................    1,937       1,266
                                                            =====       =====
DEFERRED TAX ASSETS
Allowances for loan losses..............................      274         300
Investment portfolios...................................       31         255
Carry forward losses of foreign operations..............      714         678
Restructuring charge....................................      134
Tax credits.............................................      301
Other...................................................      658         412
                                                            -----       -----
Deferred tax assets before valuation allowances.........    2,112       1,645
Less: valuation allowances..............................      506         415
                                                            -----       -----
Deferred tax assets after valuation allowances..........    1,606       1,230
                                                            =====       =====

    Deferred tax assets and liabilities are discounted to their net present value on the basis of net interest where the original term of the temporary difference is longer than 5 years. The nominal value of deferred tax assets amounts to EUR 1,729 million and of deferred tax liabilities amounts to EUR 2,044 million. For discounted deferred tax assets the net interest rate applied as a discount factor is 14% and the average remaining life is 3 years. For discounted deferred tax liabilities, the net interest rate applied as a discount factor is 4% and the average remaining life is 20 years.

    Deferred tax assets are recognised, to the extent possible, net of a valuation allowance. The main component of the valuation allowance relates to tax carry forward losses. The amount of deferred tax assets, likely to be recovered within one year, is EUR 426 million.

    At December 31, 2000 carry forward losses of foreign operations expire as follows:

                                                             (IN MILLIONS OF EUR)
                                                             --------------------
2001.......................................................            31
2002.......................................................            73
2003.......................................................           261
2004.......................................................           304
2005.......................................................           199
Years after 2005...........................................         1,319
                                                                    -----
Total......................................................         2,187
                                                                    =====

    ABN AMRO considers a significant portion of it's approximately EUR
4.0 billion in distributable invested capital to be permanently invested. If such capital were distributed no foreign income taxes would be required to be paid. The estimated impact of foreign withholding tax is EUR 120 million.

38 EXTRAORDINARY EXPENSES

    Within the scope of the new strategy and related extensive reorganisation, restructuring plans have been proposed by the newly formed Strategic Business Units. The Managing Board authorised and communicated those plans and therewith committed ABN AMRO up to EUR 900 million. Because of the non recurring character of these plans the estimated costs of EUR 900 million are considered to be extraordinary expenses. Of the total EUR 63 million has been utilised in 2000.

    Main elements of the charge relate to:

                                                             (IN MILLIONS OF EUR)
Staff reduction............................................          530
Write-off of assets........................................          120
Other costs................................................          250
                                                                     ---
Total......................................................          900
                                                                     ===

39 MINORITY INTERESTS

    This item comprises the share of third parties in results from subsidiaries and other group companies, as well as dividends on preferred stock issued by subsidiaries in the United States.

                                                          2000       1999       1998
                                                        --------   --------   --------
                                                             (IN MILLIONS OF EUR)
Dividends on preference shares........................    245        209        123
Other minority interests..............................     59        151         38
                                                          ---        ---        ---
Total minority interests..............................    304        360        161
                                                          ===        ===        ===

40 SEGMENT INFORMATION

    ABN AMRO is established and active in many countries but the local operations also serve clients outside their home countries. The table below gives an analysis by operating segment. For the purpose of this analysis, net turnover represents total revenue before interest expense and commission expense. Indirect overheads have been allocated to the operating segments.

                                                  NET TURNOVER                    TOTAL REVENUE
                                         ------------------------------   ------------------------------
                                           2000       1999       1998       2000       1999       1998
                                         --------   --------   --------   --------   --------   --------
                                                              (IN MILLIONS OF EUR)
Netherlands Division...................   12,202     10,389      9,970      4,013      3,989      3,717
International Division:
  Europe (outside the Netherlands).....    4,804      3,603      3,752      1,925      1,590      1,455
  North America........................    7,269      5,507      4,769      3,327      2,753      2,372
  Latin America and the Caribbean......    3,996      4,824      2,257      2,712      2,289      1,073
  Middle East and Africa...............      422        336        282        190        139        119
  Asia / Pacific.......................    2,356      1,634      1,317        989        745        616
                                          ------     ------     ------     ------     ------     ------
                                          18,847     15,904     12,377      9,143      7,516      5,635
Investment Banking Division............   13,971      9,388      8,483      4,414      3,470      2,748
                                          ------     ------     ------     ------     ------     ------
                                          45,020     35,681     30,830     17,570     14,975     12,100
ABN AMRO Lease Holding.................      800        713        575        628        552        438
ABN AMRO Bouwfonds.....................    1,131                              271
                                          ------     ------     ------     ------     ------     ------
Total..................................   46,951     36,394     31,405     18,469     15,527     12,538
                                          ======     ======     ======     ======     ======     ======

                                              OPERATING PROFIT BEFORE
                                                       TAXES                  RISK-WEIGHTED TOTAL ASSETS
                                           ------------------------------   ------------------------------
                                             2000       1999       1998       2000       1999       1998
                                           --------   --------   --------   --------   --------   --------
                                                                (IN MILLIONS OF EUR)
Netherlands Division....................    1,083      1,369      1,157      83,168     76,478     68,714
International Division:
  Europe (outside the Netherlands)......      539        353        339      23,246     29,800     26,317
  North America.........................    1,156      1,099        886      62,305     51,786     39,714
  Latin America and the Caribbean.......      633        576        235      12,544     12,462     13,673
  Middle East and Africa................       58        (52)        45       2,161      2,159      1,739
  Asia / Pacific........................      239        185         (3)     17,892     18,555     14,085
                                            -----      -----      -----     -------    -------    -------
                                            2,625      2,161      1,502     118,148    114,762     95,528
Investment Banking Division.............      525        547        319      43,659     47,199     45,182
ABN AMRO Lease Holding..................      149        128        121       9,102      7,935      6,345
ABN AMRO Bouwfonds......................      114                             9,776
Non-allocated result....................      197         25       (303)
Release from fund for general banking
  risks.................................       32         20        101
                                            -----      -----      -----     -------    -------    -------
Total...................................    4,725      4,250      2,897     263,853    246,374    215,769
                                            =====      =====      =====     =======    =======    =======

41 MANAGING BOARD AND SUPERVISORY BOARD

    The following tables summarise financial data concerning current and former members of the Managing Board and Supervisory Board.

                                           MANAGING BOARD       SUPERVISORY BOARD
                                        --------------------   --------------------
                                          2000        1999       2000        1999
                                        ---------   --------   ---------   --------
Remuneration (x EUR 1,000)............     13,169     7,406          592       617
ABN AMRO options (outstanding)........  1,341,076   865,343      181,389(1)
ABN AMRO shares (owned)...............     44,902    41,396       50,714    56,150
Loans (outstanding X EUR 1,000).......     12,379     8,837       10,884     8,018

------------------------

(1) balance of the options granted to Mr P.J. Kalf during his membership of the Managing Board.

    Of the overall remuneration of the Managing Board, EUR 12,542,000 is related to salaries and bonuses. The analysis below provides information on salary and bonus of individual Board Members. For the year 2000, the bonus was tied to the growth of earnings per share instead of the level of dividend. This change was made in an attempt to create more variability as well as a closer link to the performance of ABN AMRO.

    REMUNERATIONS (IN THOUSANDS OF EUROS)

                                                          SALARY     BONUS      TOTAL
                                                         --------   --------   --------
R.W.J. Groenink (1)....................................    641        908       1,549
R.W.F. van Tets........................................    568        805       1,373
J.M. de Jong...........................................    568        805       1,373
W.G. Jiskoot...........................................    568        805       1,373
R.G.C. van den Brink...................................    568        805       1,373
T. de Swaan............................................    568        805       1,373
J. Ch. L. Kuiper.......................................    568        805       1,373
C.H.A. Collee (2)......................................    331        235         566
S.A. Lires Rial (2)(3).................................    331        470         801
H.Y. Scott-Barrett (2)(3)..............................    331        470         801
P.J. Kalff (1).........................................    243        344         587

------------------------

(1) Mr Groenink was appointed as Chairman of the Board as per 10 May 2000. Mr Groenink succeeded Mr Kalff when he retired as Chairman.

(2) Mr Scott-Barrett's, Mr Lires Rial's and Mr Collee's salary and bonus are the amounts earned since their appointments as member of the Board on 1
    June 2000.

(3) Besides their salary, Mr Scott-Barrett and Mr Lires Rial received a foreigner allowance of 265 each in 2000.

    In addition to the above emoluments, the Managing Board members are also granted, as part of the overall remuneration package, options on ABN AMRO shares. The analysis below provides information on option holdings of the Managing Board as a whole and of the individual Board members. The conditions governing the options are stated in note 16. The members of the Supervisory Board are not entitled to emoluments in the form of shares or options on ABN AMRO shares.

                                                 2000                            1999
                                     -----------------------------   -----------------------------
                                     OPTIONS HELD      AVERAGE       OPTIONS HELD      AVERAGE
                                     BY MANAGING       EXERCISE      BY MANAGING       EXERCISE
                                        BOARD       PRICE (IN EUR)      BOARD       PRICE (IN EUR)
                                     ------------   --------------   ------------   --------------
                                                         (IN MILLIONS OF EUR)
Movements:
Opening balance....................      865,343        17.30           749,851         15.62
Options granted....................      482,124        21.30           322,492         18.13
Options exercised..................     (109,745)       13.64          (115,000)         7.95
Movement former and / or newly
  appointed members................      103,354        22.46           (92,000)        18.18
                                       ---------        -----          --------         -----
Closing balance....................    1,341,076        19.44           865,343         17.30
                                       =========        =====          ========         =====

                                   AVERAGE                AVERAGE                 AVERAGE                AVERAGE
                                  EXERCISE               EXERCISE                EXERCISE               EXERCISE      LAST
                       OPENING      PRICE                  PRICE                   PRICE     CLOSING      PRICE     EXPIRING
                       BALANCE    (IN EUR)    GRANTED    (IN EUR)    EXERCISED   (IN EUR)    BALANCE    (IN EUR)      DATE
                       --------   ---------   --------   ---------   ---------   ---------   --------   ---------   --------
R.W.J. Groenink......  110,785      18.45      60,354      21.31                             171,139      19.45       2007
R.W.F. van Tets......  202,283      14.27      60,354      21.31      40,712        6.71     221,925      17.57       2007
J.M. de Jong.........  120,785      18.19      60,354      21.31      40,000       15.38     141,139      20.32       2007
W.G. Jiskoot.........  121,389      18.18      60,354      21.31       1,033       19.35     180,710      19.22       2007
R.G.C. van den
  Brink..............  120,356      18.17      60,354      21.31                             180,710      19.22       2007
T. de Swaan..........   40,356      18.13      60,354      21.31                             100,710      20.03       2007
J.Ch.L. Kuiper.......   28,000      18.10      60,000      21.30                              88,000      20.28       2007
C.H.A. Collee........         (1)                                     28,000       21.01      85,743      20.24       2007
S.A. Lires Rial......         (1)                                                             95,000      20.30       2007
H.Y. Scott-
  Barrett............         (1)                                                             76,000      20.46       2007
P.J. Kalff...........  121,389      18.18      60,000      21.30                             181,389      19.21       2007

--------------------------

(1) The opening balances do not present rights acquired by newly appointed members prior to their appointment to the Managing Board.

    ABN AMRO ORDINARY SHARES HELD BY MEMBERS OF THE MANAGING BOARD (1)

                                                                2000
                                                              --------
R.W.F. van Tets.............................................   39,448
W.G. Jiskoot................................................    1,232
J. Ch. L. Kuiper............................................    2,410
H.Y. Scott-Barrett..........................................    1,812
                                                               ------
                                                               44,902
                                                               ======

------------------------

(1) No preference shares or convertible preference shares were held by any board member.

    The analysis below provides information on remuneration of individual members of the Supervisory Board. Besides the Chairman, the Vice Chairman and the members of the Audit Committee members of the Supervisory Board receive the same remuneration, which depends on the period of membership during the year. The members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

    REMUNERATION SUPERVISORY BOARD (IN THOUSANDS OF EUROS)

                                                                2000
                                                              --------
A.A. Loudon.................................................     54
H.B. van Liemt..............................................     41
W. Overmars.................................................     32
R.J. Nelissen...............................................     32
W. Dik......................................................     38
J.M.H. van Engelshoven......................................     32
R. Hazelhoff................................................     36
S. Keehn....................................................     32
C.H. van der Hoeven.........................................     36
M.C. van Veen...............................................     41
A. Burgmans.................................................     41
Mrs. L.S. Groenman..........................................     38
D.R.J. Rothschild...........................................     32
Mrs. T.A. Maas-de Brouwer (1)...............................     21
P.J. Kalff (1)..............................................     21
F.H. Fentener van Vlissingen (2)............................     19

------------------------

(1) Mrs Maas-de Brouwer and Mr Kalff were appointed as member of the Supervisory Board on 10 May 2000.

(2) Mr Fentener van Vlissingen, Vice Chairman of the Supervisory Board, retired as per 10 May 2000.

42 CASH FLOW STATEMENT

    The cash flow statement gives details of the source of liquid funds which became available during the year and the application of the liquid funds over the course of the year. The cash flows are analysed into cash flows from operations / banking activities, investment activities and financing activities. Liquid funds include cash in hand, net credit balances on current accounts with other banks and net demand deposits with central banks. Movements in loans, total client accounts and interbank deposits are included in the cash flow from banking activities. Investment activities comprise purchases, sales and redemptions in respect of investment portfolios as well as investments in and sales of participating interests, property and equipment. The issue of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.

                                                        2000       1999       1998
                                                      --------   --------   --------
                                                           (IN MILLIONS OF EUR)
Cash................................................    6,456      6,806      4,478
Bank balances (debit)...............................   11,247      7,069      8,618
Bank balances (credit)..............................   (1,598)    (1,404)    (5,410)
                                                       ------     ------     ------
Liquid funds........................................   16,105     12,471      7,686
                                                       ======     ======     ======
Movements:
Opening balance.....................................   12,471      7,686      7,858
Cash flow...........................................    3,530      4,154        183
Currency translation differences....................      104        631       (355)
                                                       ------     ------     ------
Closing balance.....................................   16,105     12,471      7,686
                                                       ======     ======     ======

    Interest paid amounted to EUR 26,403 million; tax payments totalled EUR 549 million.

    Dividends received from participating interests totalled EUR 28 million in 2000, EUR 37 million in 1999 and EUR 23 million in 1998.

    The following table analyses movements resulting from acquisitions and dispositions.

                                                         2000       1999       1998
                                                       --------   --------   --------
                                                            (IN MILLIONS OF EUR)
Amounts paid/received in cash and cash equivalents on
  acquisitions/dispositions (net)....................    2,347     1,352       2,939
Net movement in cash and cash equivalents............       55        (3)      1,757
Net movement in assets and liabilities:
Banks................................................       29         6       3,547
Loans................................................   16,542     1,305       7,226
Securities...........................................       42       122       2,520
Other assets.........................................    1,211        75       4,231
                                                        ------     -----      ------
Total assets.........................................   17,824     1,508      17,524
                                                        ======     =====      ======

Subordinated debt....................................      136                    30
Banks................................................   10,551        41       2,550
Total client accounts................................    4,038     1,220      13,951
Debt securities......................................    2,930                   131
Other liabilities....................................    1,188        76       1,782
                                                        ------     -----      ------
Total liabilities....................................   18,843     1,337      18,444
                                                        ======     =====      ======

43 FAIR VALUE OF FINANCIAL INSTRUMENTS

    Fair value is the amount at which a financial instrument could be exchanged in transactions between two parties, other than in a forced sale or liquidation, and is best reflected by a quoted market price, if available. Most of ABN AMRO's assets, liabilities and off-balance sheet items are financial instruments. Wherever possible, market rates have been used to determine fair values.

    However, for the majority of financial instruments, principally loans, deposits and OTC derivatives, fair values are not readily available since there is no market where these instruments are traded. For these instruments estimation techniques have been used. These methods are subjective in nature and involve assumptions, such as the period the financial instruments will be held, the timing of future cash flows and the discount rate to be applied. As a result, the approximate fair values presented below may not be indicative of the net realisable value. In addition, the calculation of approximate fair values is based on market conditions at a specific point in time and may not reflect future fair values.

    The approximate fair values as stated by financial institutions are not mutually comparable due to the wide range of different valuation techniques and the numerous estimates. The lack of an objective valuation method entails that approximate fair values are highly subjective. Therefore, readers should exercise caution in using the information disclosed in this note for comparing the consolidated financial position of ABN AMRO with that of other financial institutions.

                                                   31 DECEMBER 2000      31 DECEMBER 1999
                                                  -------------------   -------------------
                                                    BOOK       FAIR       BOOK       FAIR
                                                   VALUE      VALUE      VALUE      VALUE
                                                  --------   --------   --------   --------
                                                            (IN MILLIONS OF EUR)
Assets (incl. Off-balance sheet items)
  Cash..........................................    6,456      6,456      6,806      6,806
  Short-dated government paper 1, 2.............   11,199     11,209     10,375     10,372
  Banks.........................................   48,581     48,602     47,201     47,220
  Loans to public sector........................   14,974     15,033     12,007     12,103
  Loans to private sector -- commercial loans
    and professional securities transactions....  203,317    204,498    166,540    166,880
  Loans to private sector -- retail.............  100,975    102,493     81,176     82,572
  Interest-earning securities 1, 3..............  108,200    109,027     92,583     92,127
  Shares 4......................................   21,094     21,062     16,990     17,019
  Derivatives...................................   35,122     36,018     31,302     32,516
                                                  -------    -------    -------    -------
Total...........................................  549,918    554,398    464,890    467,615
                                                  =======    =======    =======    =======

Liabilities (incl. Off-balance sheet items)
  Banks.........................................  101,510    101,540     80,990     81,016
  Savings accounts..............................   80,980     81,143     71,729     71,651
  Corporate deposits............................   79,283     79,103     65,931     66,081
  Other client accounts.........................  119,286    119,286     92,332     92,332
  Debt securities...............................   60,283     60,582     54,228     54,628
  Subordinated debt.............................   13,405     13,586     10,717     10,778
  Derivatives...................................   34,741     35,315     30,615     31,399
                                                  -------    -------    -------    -------
Total...........................................  489,488    490,555    406,542    407,885
                                                  =======    =======    =======    =======

------------------------

1) Book values of short-dated government paper and interest-earning securities are equal to amortised cost increased by premium (discount).

2) Of which EUR 4,099 million was included in the trading portfolio at 31 December 2000.

3) Of which EUR 37,972 million was included in the trading portfolio at 31 December 2000.

4) Of which EUR 10,234 million was included in the trading portfolio at 31 December 2000.

44 SHAREHOLDERS' EQUITY AND NET PROFIT UNDER U.S. GAAP

    The consolidated Financial statements of ABN AMRO are prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP) which vary in certain significant respects from those generally accepted in the United States (U.S. GAAP). The following is a summary of the adjustments to net profit and shareholders' equity that would have been required if U.S. GAAP had been applied instead of Dutch GAAP in the preparation of the Consolidated Financial statements.

                 DUTCH GAAP                                      U.S. GAAP
                 ----------                                      ---------
GOODWILL AND OTHER ACQUIRED INTANGIBLES

Goodwill including other acquired intangibles  Goodwill represents the excess of the arising from acquisitions of subsidiaries and  purchase price of investments in subsidiaries
participating interests is charged against     and participating interests over the
shareholders' equity.                          estimated market value of net assets acquired
                                               at acquisition date. Goodwill is amortized on
                                               a straight-line basis over the estimated
                                               useful life. In ABN AMRO's case, this
                                               amortization period does not exceed twenty
                                               years. Other acquired intangibles, such as
                                               the value of purchase core deposits, are
                                               amortized over their respective useful lives,
                                               not exceeding fifteen years.

FUND FOR GENERAL BANKING RISKS

In addition to specific allowances for loan    The fund for general banking risks is
losses and country risk, Dutch banks maintain  considered to be a general allowance for loan
a fund for general banking risks. This Fund    losses. The level of the Fund is adequate for
is net of taxes and covers general risks       absorbing all inherent losses in loans.
associated with lending and other banking
activities, which may include risks of loan
losses. The level of the fund for general
banking risks is based on management's
evaluation of the risks involved. The Fund is
part of group capital.

DEBT RESTRUCTURING

Assets, including debt instruments, acquired   Assets, including debt instruments, acquired
as part of a debt restructuring, such as       as part of a debt restructuring, such as
Brady bonds, are recorded at net book value    Brady bonds, are recorded at estimated market
(after deduction of specific allowances) of    value at the date of the restructuring.
the disposed debt.                             Differences between book value and market
                                               value are recorded as a charge-off or
                                               recovery on the restructured loan.

                 DUTCH GAAP                                      U.S. GAAP
                 ----------                                      ---------
INVESTMENT PORTFOLIO SECURITIES

Bonds and similar debt securities included in  All bonds and similar debt securities
the investment portfolios (other than          included in the investment portfolio are
securities on which a large part or all of     classified as "available for sale". SFAX 115
the interest is settled on redemption) are     requires that investment securities available
stated at redemption value less any            for sale, which are those securities that may
diminution in value deemed necessary.          be sold prior to maturity as part of
Premiums and discounts at acquisition,         asset/liability management or in response to
accounted for as deferred items, are           other factors, are stated at market value.
amortized and reported as interest over the    Unrealized gains and losses together with
term of the debt securities. Net capital       gains and losses on designated derivatives
gains realized prior to maturity date in       are reported, net of taxes, in a separate
connection with replacement operations are     component of shareholders' equity. Realized
recognized as deferred interest and amortized  gains and losses are recognized into income
over the term of the investment portfolio.     on trade date. All shares are classified as
Shares held in the investment portfolio are    "available for sale" and stated at market
stated at market value. Movements in value,    value with unrealized gains and losses
net of tax, are taken to a separate            reported in a separate component of
revaluation reserve. If the revaluation        shareholders' equity, net of taxes, unless a
reserve is insufficient to absorb a decline    decline in value is judged to be other than
in value, this amount will be charged to the   temporary. In that case, the cost basis is
income statement as value adjustments to       written down and the amount of the write down
financial fixed assets.                        is charged to the income statement.

PROPERTY

Bank premises, including land, are stated at   Bank premises are stated at cost and fully
current value based on replacement costs and   depreciated on a straight-line basis over
fully depreciated on a straight-line basis     their useful lives.
over their useful lives with a maximum of
fifty years. Value adjustments, net of tax,
are credited or charged to a separate
revaluation reserve.

PENSION COSTS

Pensions have been established in accordance   SFAS 87 prescribes actuarial computations
with the regulations in the applicable         based on current and future compensation
countries. Costs of plans are accounted for    levels taking into account the market value
using actuarial computations of current        of the assets of the pension funds and
compensation levels, taking into account the   current interest rates. ABN AMRO adopted SFAS
return achieved by the pension funds in        87 as of January 1, 1994.
excess of the actuarial interest rate.

POST-RETIREMENT BENEFITS

The expected costs of post-retirement          SFAS 106 requires accrual of the expected
benefits are only provided for upon            cost of providing post retirement health care
retirement. The calculations are based on      benefits to an employee and the employee's
actuarial computations.                        beneficiaries and covered dependants, during
                                               the year that an employee renders services.

                 DUTCH GAAP                                      U.S. GAAP
                 ----------                                      ---------
POST-EMPLOYMENT BENEFITS

Post-employment benefits are those benefits    Under SFAS 112 all contractual benefits after
provided to former or inactive employees,      employment but before retirement are
their beneficiaries and covered dependents     recognized when the employee's services have
after employment but before retirement. The    been rendered, the rights have vested and the
cost of these benefits are provided for        obligation is probable and quantifiable.
early-retirement and disability-related
benefits upon termination of services.
Incentivized, other early leave arrangements
are accounted for on a pay-as-you-go basis.

CONTINGENCIES

In certain situations liabilities can be set   Criteria for setting up liabilities are more
up for expenditures that will be incurred in   stringent and include amongst others that a
the future.                                    liability be incurred at the date of the
                                               financial statements for such costs.

DERIVATIVES USED FOR HEDGING PURPOSES

Derivatives which are used to manage the       US GAAP requires that derivatives which are
overall structural interests rate exposure     not designated to hedge specific assets,
and which are not designated to specific       liabilities or firm commitments, should be
assets, liabilities or firm commitments are    carried at fair value with changes in fair
accounted for on an accrual basis. Therefore,  value included in income as they occur.
changes in the fair value of the positions     Starting January 1, 1999 US GAAP recognizes
are not recorded. The periodic cash flows are  intercompany derivatives used for hedging
recorded in income as incurred.                purposes only, if those intercompany
                                               derivatives are offset by unrelated
                                               third-party contracts.

INTERNAL USE SOFTWARE

Under Dutch GAAP internal costs incurred in    US GAAP requires capitalisation of certain
connection with developing or obtaining        internal as well as external costs incurred
software for internal use are expensed.        in connection with developing or obtaining
                                               software for internal use. Qualifying
                                               software costs are capitalised and amortised
                                               over the estimated useful life of the
                                               software. ABN AMRO adopted this statement as
                                               of January 1, 1999.
DEFERRED TAX
Deferred tax assets and liabilities are        Under SFAS 109 both deferred tax assets and
recorded on a discounted basis.                liabilities are established on a nominal
                                               basis for all temporary differences, using
                                               enacted tax rates. Deferred tax assets, of
                                               which realisation is dependent on taxable
                                               income of future years, are assessed as to
                                               likely realisation and a valuation allowance
                                               provided, if necessary.

                 DUTCH GAAP                                      U.S. GAAP
                 ----------                                      ---------
DIVIDEND PAYABLE
Shareholders' equity is reported after profit  Dividends are reported as a part of
appropriation. Dividends proposed by the       Shareholders' equity until paid or approved
Managing and Supervisory Boards are reported   by the General Shareholders' Meeting.
as a current liability.

    RECENT DEVELOPMENTS

    The Financial Accounting Standards Board issued the following statements:

    - SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. If the derivative is a hedge, changes in fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in shareholders' equity until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately. Pursuant to SFAS 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133", ABN AMRO is required to adopt the statement effective January 1, 2001. ABN AMRO already recognizes the derivatives used in its trading activities on its balance sheet at fair value, with changes in the fair value of such derivatives included in income. With respect to those other derivatives used as hedges of its assets, liabilities and commitments, the impact of the transition in the opening balance January 1, 2001 is a credit of EUR 70 million on shareholders' equity and a loss of EUR 29 million on net earnings.

    - SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement revises criteria for the accounting of securitizations and other transfers of financial assets and collateral. The accounting requirements of this statement are effective for securitizations and transfers occurring on or after April 1, 2001. ABN AMRO believes that the impact of this will be insignificant to its financial position and net income. The disclosures with respect to collateral are required to be adopted for year end December 31, 2000. The fair value of collateral accepted that can be sold or repledged in connection with securities borrowing and reverse repurchase agreements amount to EUR 138 billion of which EUR 124 billion has been sold or repledged as of the balance sheet date.

    RECONCILIATION

    The following table summarizes the significant adjustments to ABN AMRO's consolidated shareholders' equity and net profit which would result from the application of U.S. GAAP.

                                             SHAREHOLDERS' EQUITY                   NET EARNINGS
                                            ----------------------      ------------------------------------
                                              2000          1999          2000          1999          1998
                                            --------      --------      --------      --------      --------
                                                         (IN MILLIONS OF EUR EXCEPT SHARE DATA)
Shareholders' equity and net profit under
  Dutch GAAP..............................   12,523        11,987        2,498         2,570         1,828
Goodwill..................................    6,492         5,344         (422)         (343)         (215)
Debt restructuring........................     (111)         (164)          --            --            --
Investment portfolio securities...........    1,102           431         (131)           83           405
Property..................................     (151)         (172)          21            13            15
Pension costs.............................     (244)          (48)        (196)          (98)           69
Post-retirement benefits..................      (72)          (55)         (17)          (14)           (6)
Post-employment benefits..................      (29)          (38)           9             8             6
Contingencies.............................      880           139          741           (69)          (83)
Derivatives...............................      122          (110)         232          (453)           45
Internal use software.....................      340           157          183           157
Deferred tax liabilities..................     (411)         (366)         (48)          (32)          (10)
Taxes.....................................     (673)          (85)        (300)          129          (142)
Dividends.................................      454           494           --            --
                                             ------        ------        -----         -----         -----
Shareholders' equity and net profit under
  U.S. GAAP...............................   20,222        17,514        2,570         1,951         1,912
Shareholders' equity per share under U.S.
  GAAP....................................    12.92         11.36
Basic earnings per share under U.S.
  GAAP....................................                                1.68          1.29          1.29
Diluted earnings per share under U.S.
  GAAP....................................                                1.67          1.28          1.28

NOTES TO THE ADJUSTMENTS TO CONSOLIDATED NET PROFIT AND SHAREHOLDERS' EQUITY

    (a) GOODWILL

    The gross amount of goodwill and other acquired intangibles before amortization amounts to EUR 8,030 million. If facts and circumstances indicate that unamortized goodwill and other acquired intangibles may be impaired, a review is made to determine what amount, if any, is recoverable. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

    The following acquisitions were made in 2000, 1999 and 1998 and were accounted for using the purchase method.

                                                                          TOTAL
ACQUIRED COMPANIES                       % ACQUIRED    CONSIDERATION    ASSETS(1)      ACQUISITION DATE
------------------                       -----------   --------------   ----------   ---------------------
                                          (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
2000:
Bouwfonds..............................       100          1,211          16,284     February 21, 2000
Dial Group.............................       100            451           1,548     June 21, 2000
Kwang Hua..............................        88            147              48     June 7, 2000
Forvaltning ASA........................       100            104              26     Augustus 31, 2000
Banco ABN AMRO Real (2)................        95            212              --     Various dates in 2000
Fidelity Leasing.......................       100             68             615     July 1, 2000
Atlantic Mortgage Investment Corp......       100             69             516     January 14, 2000
BlueStone Capital Partners.............        25             65              --     March 27, 2000
Banca Antoniana Populare Veneta (3)....         4             66              --     Various dates in 2000
Banca di Roma (4)......................        10             45              --     September 5, 2000
Olympian New York Corporation..........       100             22             160     April 7, 2000
American National Land Trust...........       100             19               2     March 31, 2000

1999:
Banca di Roma (5)......................        10            739              --     April 15, 1999
Banco Real (6).........................        70            395              --     Various dates in 1999
Bank of America (Consumer banking
  activities in Taiwan, Singapore and
  India)...............................       100             84           1,508     Various dates
Banca Nazionale Agricoltura............         6             58              --     August 1, 1999
Interbanca.............................         4             28              --     November 1, 1999
Asia Securities Trading (7)............        40             14              --     September 1, 1999

1998:
Banco Real.............................        38          1,918          16,352     November 4, 1998
ABN AMRO Asia Holdings (8).............       100            188              --     December 23, 1998
Bank of Asia...........................        77            162           3,120     August 31, 1998
Bandepe................................       100            132             571     November 25, 1998
Sage...................................       100             95           1,320     May 4, 1998
BZW, Australia.........................       100             81             392     March 1, 1998
Lease Plan South Africa................       100             29              63     April 1, 1998
Huysamer Stals (9).....................        60             10             117     March 1, 1998
Dasfleet Australia.....................       100             24              --     September 21, 1998

------------------------

(1) Effect of total assets acquired on the Consolidated Balance Sheet.

(2) As a consequence of the merger between ABN AMRO Brazil and Banco Real, the interest increased from 70% to 88%. In addition, the Bank acquired a 7% interest in 2000 totaling 95% at December 31, 2000.

(3) The Bank acquired a 2.5% interest in 2000 (in addition to a 1.0% interest acquired before 2000 and partly through the exchange of its share in Banca Nazionale Agricultura).

(4) The Bank acquired a 0.6% interest in 2000 (in addition to the 9.7% interest acquired in 1999).

(5) This is a purchase of a participating interest of totaling 9.7% at December 31, 1999.

(6) The Bank acquired a 32% interest in 1999 (in addition to the 38% interest acquired in 1998).

(7) The Bank acquired a 5% interest in 1999 (in addition to minority interest of 35.5% acquired in 1997).

(8) The Bank acquired a 30% interest in 1998 (in addition to the 70% interest acquired in 1994, 1995 and 1997).

(9) The Bank acquired a 60% interest in 1998 (in addition to an interest acquired in 1997).

    (b) INVESTMENT PORTFOLIO, SECURITIES

    The reconciliation item consists of the difference between the amortized cost and the fair market value of interest-earning securities included in the investment of EUR 852 million (1999: EUR (1,024) million), after adjusting for EUR 250 million (1999: EUR 1,455 million) of unrecognized gains on sales of investment securities and related swap transactions.

    In the income statement, the differences in the applicable year consist of realized gains from sales of interest-earning securities minus the amortization under Dutch GAAP and the charge or release as value adjustments to financial fixed assets of shares if the revaluation reserve under Dutch GAAP is insufficient to absorb a temporary decline in value.

    Realized gains and losses from sales of securities in the investment portfolio, are computed using the specific identification method. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 1998 were calculated at EUR 760 million and gross realized losses from such sales in 1998 were calculated at EUR 149 million. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 1999 were calculated at EUR 706 million and gross realized losses from such sales in 1999 were calculated at EUR 320 million. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 2000 were calculated at EUR 651 million and gross realized losses from such sales in 2000 were calculated at EUR 499 million.

    (c) PENSION COSTS

    Personnel employed in The Netherlands are entitled to pension benefits which, unless otherwise waived, supplement State-provided social security benefits. The benefits of the plans are based primarily on years of service and a final pay formula. Effective 1 January 2000 the pension plan has been revised from a final pay system to a system based on average salaries during the years of service. In addition, the standard retirement age has been changed from 65 to
62. Benefits for retired employees or their beneficiaries are subject to a yearly adjustment based on the increase of compensation according to the ABN AMRO Labour Agreement.

    Most of the plans are administered by separate pension funds or third parties / life insurance companies. The funding policy of the plans is consistent with the requirements in The Netherlands.

    The retirement plan in the United States is a noncontributory defined benefit plan covering substantially all employees. Benefits for retired employees or their beneficiaries of the plans are based primarily on years of service and on the employee's highest average base compensation for the five consecutive years of employment in the 10 years preceding retirement/termination.

    SFAS 87 was adopted effective January 1, 1994, as it was not feasible to apply it as of January 1, 1987, the date specified in the standard. In the reconciliation NLG 48 million of the transition asset was recorded directly to shareholders' equity at January 1, 1994; the remaining transition asset is amortized over an eight-year period.

    Assumptions used in the pension computation as at December 31 were:

                                                               2000       1999       1998
                                                             --------   --------   --------
                                                                    (IN PERCENTAGES)
Average discount rate
  The Netherlands..........................................    5.3        5.3        5.0
  Foreign countries........................................    7.0        7.0        7.0
Average compensation increase
  The Netherlands..........................................    3.0        3.0        3.0
  Foreign countries........................................    6.0        6.0        6.0
Average expected rate of return on assets
  The Netherlands..........................................    7.0        7.0        7.0
  Foreign countries........................................    8.5        8.5        8.5

    In accordance with SFAS 87, the excess of plan assets over projected benefit obligation, as of January 1, 1994, the transition date, is recognized as a part of periodic pension costs on a prospective basis. The following table presents the components of the net periodic pension costs:

                                                           2000          1999          1998
                                                         --------      --------      --------
                                                                 (IN MILLIONS OF EUR)
NET PERIODIC PENSION COSTS
Service cost...........................................     375           321           158
Interest cost..........................................     395           327           307
Expected return on plan assets.........................    (489)         (427)         (398)
Net amortization of prior service costs................      66             0             0
Net amortization and deferral..........................       1             3           (13)
                                                           ----          ----          ----
Net periodic pension costs under U.S. GAAP.............     348           224            54
Net periodic pension costs under Dutch GAAP............     152           126           123
                                                           ----          ----          ----
Additional pension costs...............................     196            98           (69)
                                                           ====          ====          ====

    The following table presents the change in benefit obligations of the plans under SFAS 87.

                                                              2000        1999
                                                            ---------   ---------
                                                            (IN MILLIONS OF EUR)
Projected benefit obligation at beginning of the year.....    7,220       6,282
Service costs.............................................      375         321
Interest cost.............................................      395         327
Plan participants.........................................        5           0
Actuarial (gain)/loss.....................................       66        (274)
Benefits paid.............................................     (283)       (199)
Plan amendments...........................................        0         716
Settlements/curtailments..................................        0           0
Acquisitions..............................................        0           0
Currency translation effect...............................       64          47
                                                              -----       -----
Projected benefit obligation at end of the year...........    7,842       7,220
                                                              =====       =====

    The following table presents the change in plan assets of the plans under SFAS 87.

                                                              2000        1999
                                                            ---------   ---------
                                                            (IN MILLIONS OF EUR)
Fair value of plan assets at beginning of the year........    6,858       6,013
Actual return of plan assets..............................      168         958
Plan participants.........................................        5           0
Employer's contribution...................................      139          37
Benefits paid.............................................     (283)       (199)
Acquisitions..............................................        0           0
Currency translation effect...............................       89          49
                                                              -----       -----
Fair value of plan assets at end of the year..............    6,976       6,858
                                                              =====       =====

    The following table presents the funded status of the plans under SFAS 87.

                                                              2000        1999
                                                            ---------   ---------
                                                            (IN MILLIONS OF EUR)
Funded status.............................................    (866)       (362)
Unrecognized net actuarial (gain)/loss....................     (85)       (460)
Unrecognized prior service cost...........................     664         728
Unrecognized transition obligation........................       0           2
                                                              ----        ----
Prepaid/(accrued) benefit cost............................    (287)        (92)
                                                              ====        ====

    The unrecognized prior service cost refers to the additional projected benefit obligation resulting from the revised pension plan for employees in The Netherlands, effective 1 January 2000. The amount will be amortized on a straight-line basis over the average term of service for employees. For plans in The Netherlands plan assets exceed the accumulated benefit obligation by EUR
1 million. At 31 December, 1999 the accumulated benefit obligation exceeded plan assets by EUR 34 million.

    (d) POST-RETIREMENT BENEFITS

    ABN AMRO provides certain health care benefits for eligible retirees.
SFAS 106 was adopted as at January 1, 1994. In accordance with SFAS 106, the transition liability for accumulated post-retirement benefits as at January 1, 1994, the transition date, is recognized as a part of periodic post-retirement benefit costs on a prospective basis and amortized over a 20-year period. Assumptions used in the computation of the post-retirement obligations as at December 31 were:

                                                               2000       1999       1998
                                                             --------   --------   --------
                                                                    (IN PERCENTAGES)
Average discount rate
  The Netherlands..........................................    5.3        5.3        5.0
  Foreign countries........................................    7.0        7.0        7.0
Average health care cost trend rate
  The Netherlands..........................................    4.0        4.0        3.0
  Foreign countries........................................    9.0        9.0        9.0

    The following table presents the components of net periodic post-retirement benefit cost.

                                                          2000          1999          1998
                                                        --------      --------      --------
                                                                (IN MILLIONS OF EUR)
NET PERIODIC POST-RETIREMENT BENEFIT COST
Service cost..........................................      13            13             6
Interest cost.........................................      18            15            14
Net amortization and deferral.........................       8             6             4
                                                          ----          ----          ----
Net periodic cost under U.S. GAAP.....................      39            34            24
Net periodic cost under Dutch GAAP....................      22            20            18
                                                          ----          ----          ----
Additional net periodic post-retirement benefit
  cost................................................      17            14             6
                                                          ====          ====          ====

    The following table presents the change in post-retirement benefit obligations of the plans under SFAS 106.

                                                              2000        1999
                                                            ---------   ---------
                                                            (IN MILLIONS OF EUR)
Projected benefit obligation at beginning of the year.....     298         268
Service costs.............................................      13          13
Interest cost.............................................      18          15
Actuarial (gain)/loss.....................................      31           2
Benefits paid.............................................     (13)        (11)
Acquisitions..............................................       0           0
Currency translation effect...............................       7          11
                                                               ---         ---
Projected benefit obligation at end of the year...........     354         298
                                                               ===         ===

    The following table presents the change in plan assets of the plans under SFAS 106.

                                                              2000        1999
                                                            ---------   ---------
                                                            (IN MILLIONS OF EUR)
Fair value of plan assets at beginning of the year........      17          13
Actual return of plan assets..............................      (2)          6
Employer's contribution...................................       8           7
Benefits paid.............................................     (13)        (11)
Acquisitions..............................................       0           0
Currency translation effect...............................       3           2
                                                               ---         ---
Fair value of plan assets at end of the year..............      13          17
                                                               ===         ===

    The following table presents the funded status of the plans under SFAS 106.

                                                              2000        1999
                                                            ---------   ---------
                                                            (IN MILLIONS OF EUR)
Funded status.............................................    (341)       (281)
Unrecognized net actuarial (gain)/loss....................      81          56
Unrecognized prior service cost...........................       3           1
Unrecognized transition obligation........................      48          51
                                                              ----        ----
Prepaid/(accrued) benefit cost............................    (209)       (173)
                                                              ====        ====

    Increasing the assumed health care cost trend rate by 1% in each year would change the accumulated post-retirement benefit obligation as of December 31, 2000 by approximately EUR 36 million and would change the net periodic post-retirement benefit cost of 2000 by EUR 7 million.

    Decreasing the assumed health care cost trend rate by 1% in each year would change the accumulated post-retirement benefit obligation as of December 31, 2000 by approximately EUR 31 million and would change the net periodic post-retirement benefit cost of 2000 by EUR 2 million.

    (e) CONTINGENCIES

    U.S. GAAP does not permit provisions for contingencies, which are permitted under Dutch GAAP. Accordingly, the following amounts have been reversed in the U.S. GAAP reconciliation.

                                                              2000       1999       1998
                                                            --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
Restructuring provision...................................    793         --          --
Adaptation of computer systems for introduction Euro and
  year 2000...............................................    (45)       (56)       (123)
Litigation and removals...................................     (7)       (13)         40
                                                              ---        ---        ----
Total.....................................................    741        (69)        (83)
                                                              ===        ===        ====

    (f) DEFERRED TAX

    In accordance with SFAS 109, the components of the net U.S. GAAP deferred tax liability are as follows:

                                                              2000        1999
                                                            ---------   ---------
                                                            (IN MILLIONS OF EUR)
Deferred tax liabilities
  Investment Securities...................................      316          --
  Property................................................      317         212
  Post-employment benefits................................      108         125
  Derivatives.............................................      207         121
  Leasing and other financing constructions...............      490         326
  Servicing rights........................................      383         247
  Restructuring Charge....................................      144           0
  Other...................................................      658         360
                                                              -----       -----
Total deferred tax liabilities............................    2,623       1,391
Deferred tax assets
  General allowance for loan losses(1)....................      710         663
  Tax losses foreign entities.............................      783         754
  Investment securities...................................       --         161
  Tax credits.............................................      301          --
  Specific allowances for loan losses.....................      274         300
  Other...................................................      425         179
                                                              -----       -----
Total deferred tax assets before valuation allowance......    2,493       2,057
Less: valuation allowance.................................      575         491
                                                              -----       -----
Deferred tax assets less valuation allowance..............    1,918       1,566
                                                              -----       -----
Total net deferred tax liability (asset) under U.S.
  GAAP(2).................................................      705        (175)
                                                              =====       =====

------------------------

(1) This amount represents the tax effect of the gross up of the Fund for general banking risks which is considered to be a general allowance for loan losses for U.S. GAAP purposes.

(2) Of which EUR (374) million (1999: EUR (211) million) is a consequence of differences between Dutch GAAP and U.S. GAAP.

    ABN AMRO considers a significant portion of its approximately EUR
4.0 billion in distributable invested capital to be permanently invested. If such capital were distributed no foreign taxes would be required to be paid on such earnings. The estimated impact of foreign withholding tax is EUR
120 million.

    (g) IMPAIRMENT OF LOANS

    SFAS 114 requires loans to be measured for impairment when it is probable that principal and/or interest will not be collected in accordance with the contractual terms of the loan agreement. Total impairment loans of ABN AMRO are those reported as doubtful loans and amounted to EUR 7, 863 million at December 31, 2000 (1999: EUR 7,580 million). Total impaired loans averaged EUR 7,079 million and EUR 7,722 million during 1999 and 2000, respectively. Of the total doubtful loans of EUR 7,863 million at December 31, 2000, EUR
5,863 million (1999: EUR 5,970 million) have aggregate specific allowances for loan losses of EUR 4,195 million (1999: EUR 4,458 million) and EUR
2,000 million (1999: EUR 1,610 million) have no specific allowances for loan losses. Doubtful loans included accruing loans (loans on which ABN AMRO continues to charge interest which is included in interest revenue) of EUR 2,741 million at December 31, 2000 (1999: EUR 2,789 million). Having compared the value of the impaired loans calculated in accordance with SFAS 114 with the carrying value under Dutch GAAP, no adjustments were required. Net interest revenue recognized in 2000 on impaired loans amounted to EUR 255 million (1999:
EUR 181 million), and interest revenue not recognized in 2000 on impaired loans amounted to EUR 308 million (1999: EUR 233 million).

    (h) DERIVATIVES

    The reconciling item in earnings for derivatives, amounting to EUR
232 million, is for a major part caused by derivatives contracts which are designated to hedge the fixed dividend payments on Trust Preferred Securities. These Trust Preferred Securities are classified as minority interest in the consolidated financial statements. Pursuant US GAAP the minority interest, as such, does not represent an existing asset, liability, firm commitment or anticipated transaction. Therefore, the application of hedge accounting is not appropriate and the swaps concluded to hedge the fixed dividend payments on the Trust Preferred Securities are carried at fair value with changes recognised in income.

    (i) ACCOUNTING FOR STOCK-BASED COMPENSATION

    SFAS 123, "Accounting for Stock-Based Compensation," establishes financial accounting and reporting standards for stock-based compensation plans. ABN AMRO elected to continue accounting for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, as SFAS 123 permits. If ABN AMRO had based the cost of staff options granted in 2000 at the fair value of the options at the date of grant instead of the intrinsic value of the options, net profit and earnings per ordinary shares would have been EUR
65 million and EUR 0.04 lower respectively.

    (j) CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT ADJUSTED FOR U.S. GAAP

             CONSOLIDATED BALANCE SHEET BEFORE PROFIT APPROPRIATION
                  INCLUDING SIGNIFICANT U.S. GAAP ADJUSTMENTS

                                                                2000        1999
                                                              ---------   ---------
                                                              (IN MILLIONS OF EUR)
ASSETS
Cash........................................................     6,456       6,806
Short-dated government paper................................    11,199      10,375
Banks.......................................................    48,581      47,201
Professional securities transactions........................    58,842      40,742
Loans.......................................................   264,619     223,439
Less: Allowance for credit losses...........................    (6,224)     (6,353)
                                                               -------     -------
Net Loans...................................................   258,395     217,086
Interest-bearing securities.................................   108,334      92,042
Shares......................................................    21,094      16,990
Participating interests.....................................     2,026       1,884
Property and equipment......................................     7,002       5,190
Goodwill....................................................     6,492       5,344
Other assets................................................    15,797      16,787
Prepayments and accrued interest............................    11,917      10,223
                                                               -------     -------
                                                               556,135     470,670
                                                               =======     =======
LIABILITIES
Banks.......................................................   101,510      80,990
Professional securities transactions........................    43,020      29,756
Total customer accounts.....................................   236,529     200,236
Debt securities.............................................    60,283      54,228
Other liabilities...........................................    48,770      51,821
Accruals and deferred income................................    14,081      10,166
Provisions..................................................    13,028      10,297
                                                               -------     -------
                                                               517,221     437,494
Subordinated debt...........................................    13,405      10,717
Minority interests..........................................     2,598       2,457
Guaranteed preferred beneficial interest in a subsidiary
  (1).......................................................     2,689       2,488
Shareholders' equity........................................    20,222      17,514
                                                               -------     -------
Total liabilities and shareholders equity...................   556,135     470,670
                                                               =======     =======

--------------------------

(1) Guaranteed preferred beneficial interest in a subsidiary represents the 7.5% Noncumulative Guaranteed Trust Preferred Securities (the "Trust Preferred Securities") issued by ABN AMRO Capital Funding Trust I (the "Trust"), an indirect wholly-owned subsidiary of ABN AMRO Holding. The sole assets of the Trust are 7.5% Noncumulative Guaranteed Class B Preferred Securities (the "Class B Preferred Securities") of ABN AMRO Capital Funding LLC I, an indirect wholly-owned subsidiary of ABN AMRO Holding, and the maturities and interest on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay interest quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities can be redeemed is September 30, 2003. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional guarantee of ABN AMRO Holding. In terms of dividend and liquidation rights, the Trust Preferred Securities are comparable to ABN AMRO Holding preference shares.

   CONSOLIDATED INCOME STATEMENT INCLUDING SIGNIFICANT U.S. GAAP ADJUSTMENTS.

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
REVENUE
Interest revenue............................................   36,985     28,724     25,348
Interest expense............................................   27,832     20,375     18,435
                                                               ------     ------     ------
Net interest revenue........................................    9,153      8,349      6,913
Provision for loan losses...................................      585        633        840
                                                               ------     ------     ------
Net interest revenue after provision for loan losses........    8,568      7,716      6,073
Revenue from securities and participating interests.........      451        357        348
Commission revenue..........................................    6,529      4,947      3,819
Commission expense..........................................      649        492        431
                                                               ------     ------     ------
Net commissions.............................................    5,880      4,455      3,388
Results from financial transactions.........................    1,812        921      1,198
Net gains from available for sales securities...............      152        386        594
Other revenue...............................................    1,165        654        451
                                                               ------     ------     ------
Total non interest revenue..................................    9,460      6,773      5,979
Total revenue...............................................   18,028     14,489     12,052

EXPENSES
Staff costs.................................................    7,664      5,872      4,587
Other administrative expenses...............................    4,777      3,953      3,464
                                                               ------     ------     ------
Administrative expenses.....................................   12,441      9,825      8,051
Depreciation................................................      920        787        653
Amortization of goodwill....................................      422        343        215
                                                               ------     ------     ------

OPERATING EXPENSES                                             13,783     10,955      8,919
Operating profit before taxes...............................    4,245      3,534      3,133
Taxes.......................................................    1,371      1,223      1,059
                                                               ------     ------     ------
Group profit after taxes....................................    2,874      2,311      2,074
Minority interests..........................................      304        360        162
                                                               ------     ------     ------
Net profit..................................................    2,570      1,951      1,912
                                                               ======     ======     ======

    k) COMPREHENSIVE INCOME

    Effective January 1, 1998, ABN AMRO adopted Statement 130 "REPORTING COMPREHENSIVE INCOME", which establishes rules for the reporting and display of comprehensive income and its components. Its components and accumulated other comprehensive income amounts for the three-year period ended December 31, 2000 are summarized as follows:

                                                                  UNREALIZED    ACCUMULATED
                                                     CURRENCY      GAINS IN        OTHER
                                                    TRANSLATION   INVESTMENT   COMPREHENSIVE   COMPREHENSIVE
                                                    ADJUSTMENT    PORTFOLIOS      INCOME          INCOME
                                                    -----------   ----------   -------------   -------------
                                                                      (IN MILLIONS OF EUR)
Balance December 31, 1997.........................        7            798            805
Net Income........................................                                                  1,912
Currency translation adjustment (net of EUR 10
  million tax credit).............................     (455)                         (455)
Unrealized gains arising during the year (net of
  EUR 381 million tax expense)....................                     619            619
Less: reclassification adjustment for gains
  realized in net income (net of EUR 213 million
  tax expense)....................................                    (397)          (397)
                                                                                   ------
Other comprehensive income........................                                                   (233)
                                                                                                   ------
Comprehensive income..............................                                                  1,679

Balance December 31, 1998.........................     (448)         1,020            572
Net Income........................................                                                  1,951
Currency translation adjustment (net of EUR 50
  million tax expense)............................      409                           409
Unrealized gains arising during the year (net of
  EUR 647 million tax credit).....................                  (1,224)        (1,224)
Less: reclassification adjustment for gains
  realized in net income (net of EUR 135 million
  tax expense)....................................                    (251)          (251)
                                                                                   ------
Other comprehensive income........................                                                 (1,066)
                                                                                                   ------
Comprehensive income..............................                                                    885

Balance December 31, 1999.........................      (39)          (455)          (494)
Net Income........................................                                                  2,570
Currency translation adjustment (net of EUR 31
  million tax credit).............................      219                           219
Unrealized gains arising during the year (net of
  EUR 331 million tax expense)....................                     646            646
Less: reclassification adjustment for gains
  realized in net income (net of EUR 53 million
  tax expense)....................................                     (99)           (99)
                                                                                   ------
Other comprehensive income........................                                                    766
                                                                                                   ------
Comprehensive income..............................                                                  3,336

Balance December 31, 2000.........................      180             92            272

    (l) EARNINGS PER SHARE UNDER U.S. GAAP

    Effective December 31, 1997 ABN AMRO adopted SFAS 128, Earnings per Share, which establishes new standards for computing and presenting earnings per share
(EPS).

    Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

    The computation of basic and diluted EPS for the years ended December 31 are presented in the following table:

                                                      2000       1999       1998
                                                    --------   --------   --------
                                                         (IN MILLIONS OF EUR,
                                                        EXCEPT PER SHARE DATA)
Net profit........................................    2,570      1,951      1,912
Dividends on Preference Shares....................       79         80         81
                                                    -------    -------    -------
Net profit applicable to Ordinary Shares..........    2,491      1,871      1,831
Dividends on Convertible Preference Shares........        1          2          3
                                                    -------    -------    -------
Net profit adjusted for diluted computation.......    2,492      1,873      1,834
Weighted-Average Ordinary Shares Outstanding......  1,482.6    1,451.6    1,422.1
Dilutive Effect of Staff Options..................      6.6        4.1        4.6
Convertible Preference Shares.....................      3.2        5.7        6.8
                                                    -------    -------    -------
Adjusted Diluted Computation......................  1,492.4    1,461.4    1,433.5
Basic Earnings Per Share..........................     1.68       1.29       1.29
Diluted Earnings Per Share........................     1.67       1.28       1.28

45 COMPANY BALANCE SHEET AT 31 DECEMBER 2000 AFTER PROFIT APPROPRIATION

                                                             2000        1999
                                                           ---------   ---------
                                                           (IN MILLIONS OF EUR)
ASSETS
Banks (a)................................................    1,335       1,204
Interest-earning securities (b)..........................       19          27
Participating interests in group companies (c)...........   11,874      11,481
Other assets (d).........................................      728         728
Prepayments and accrued income (e).......................       71          68
                                                            ------      ------
                                                            14,027      13,508
                                                            ======      ======

LIABILITIES
Deposits and other client accounts.......................       19          27
Other liabilities (d)....................................      457         496
Accruals and deferred income (e).........................       13          33
                                                            ------      ------
                                                               489         556
Subordinated debt........................................    1,015         965

Share capital............................................    1,676       1,658
Share premium account....................................    2,517       2,480
Revaluation reserves.....................................      300         320
Reserves prescribed by law and articles of association...      208         205
Other reserves...........................................    7,822       7,324
                                                            ------      ------
Shareholders' equity.....................................   12,523      11,987
                                                            ------      ------
Own capital..............................................   13,538      12,952
                                                            ------      ------
                                                            14,027      13,508
                                                            ======      ======

    COMPANY INCOME STATEMENT FOR 2000

                                                           2000       1999       1998
                                                         --------   --------   --------
                                                              (IN MILLIONS OF EUR)
Profits of participating interests after taxes.........   2,494      2,566      1,825
Other profit after taxes...............................       4          4          3
                                                          -----      -----      -----
Net profit.............................................   2,498      2,570      1,828
                                                          =====      =====      =====

DRAWN UP IN ACCORDANCE WITH SECTION 2:402 OF THE NETHERLANDS CIVIL CODE.

LETTERS STATED AGAINST ITEMS REFER TO THE NOTES.

------------------------

NOTES TO THE COMPANY BALANCE SHEET AND INCOME STATEMENT
(ALL AMOUNTS ARE IN MILLIONS OF EUROS)

(a) BANKS

    This item includes call loans to and other interbank relations with group companies. An amount of EUR 738 million (1999: EUR 708 million) of this exposure is subordinated. An amount of EUR 738 million is due for redemption in 2001 and an amount of EUR 227 million in 2002.

(b) INTEREST-EARNING SECURITIES

    The amount included in this item represents securitised receivables, such as commercial paper.

(c) PARTICIPATING INTERESTS IN GROUP COMPANIES

    Dividends payable by ABN AMRO Bank N.V to ABN AMRO Holding N.V. amounted to EUR 728 million (1999: EUR 728 million). Dividends received by ABN AMRO Bank N.V. from subsidiaries amounted to EUR 475 million (1999: EUR 621 million).

                                                    2000       1999       1998
                                                  --------   --------   --------
                                                       (IN MILLIONS OF EUR)
Development:
Opening balance.................................   11,481     10,233     11,354
Movements (net).................................      393      1,248     (1,121)
                                                   ------     ------     ------
Closing balance.................................   11,874     11,481     10,233
                                                   ======     ======     ======

(d) OTHER ASSETS AND OTHER LIABILITIES

    These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, taxes receivable or payable and dividends.

(e) PREPAYMENTS AND ACCRUED INCOME AND ACCRUALS AND DEFERRED INCOME

    These items include revenue and expenses recognised in the period under review but whose actual receipt or payment falls in a different period, as well as the total net difference between contract rates and spot rates on foreign exchange hedging operations.

(f) SHARE CAPITAL AND RESERVES

    For details refer to note 16.

(g) GUARANTEES

    ABN AMRO Holding N.V. guarantees all liabilities of ABN AMRO Bank N.V.

    AMSTERDAM, 23 MARCH 2001

SUPERVISORY BOARD                      MANAGING BOARD

A.A. Loudon                            R.W.J. Groenink
H.B. van Liemt                         R.W.F. van Tets
W. Overmars                            J.M. de Jong
R.J. Nelissen                          W.G. Jiskoot
W. Dik                                 R.G.C. van den Brink
J.M.H. van Engelshoven                 T. de Swaan
R. Hazelhoff                           J.Ch.L. Kuiper
S. Keehn                               C.H.A. Collee
C.H. van der Hoeven                    S.A. Lires Rial
M.C. van Veen                          H.Y. Scott-Barrett
A. Burgmans
Mrs. L.S. Groenman
D.R.J. de Rothschild
Mrs. T.A. Maas-de Brouwer
P.J. Kalff

46 MAJOR SUBSIDIARIES AND PARTICIPATING INTERESTS

    (UNLESS OTHERWISE STATED, THE BANK'S INTEREST IS 100% OR ALMOST 100%, AS OF MARCH 23, 2001)

    ABN AMRO BANK N.V., AMSTERDAM

    NETHERLANDS

    AAGUS Financial Services Group N.V., Amersfoort (67%)

    AA Interfinance B.V., Amsterdam

    ABN AMRO Bouwfonds N.V., Hoevelaken (voting right 50%, equity participation 98%)

    ABN AMRO Lease Holding N.V., Almere

    ABN AMRO Levensverzekering N.V., Zwolle

    ABN AMRO Participaties Holding B.V., Amsterdam

    ABN AMRO Projectontwikkeling B.V., Amsterdam

    ABN AMRO Schadeverzekeringen N.V., Zwolle

    ABN AMRO Trustcompany (Nederland) B.V., Amsterdam

    ABN AMRO Verzekeringen B.V., Zwolle

    Consultas N.V., Zwolle

    Hollandsche Bank-Unie N.V., Rotterdam

    IFN Group B.V., Rotterdam

    Nachenius, Tjeenk & Co. N.V., Amsterdam

    ABROAD

    EUROPE

    ABN AMRO Asset Management Ltd., London

    ABN AMRO Asset Management (Polska) S.A., Warsaw

    ABN AMRO Bank (Moscow), Moscow

    ABN AMRO Bank (Deutschland) A.G., Frankfurt am Main

    ABN AMRO Bank (Luxembourg) S.A., Luxembourg

    ABN AMRO Bank (Polska) S.A., Warsaw

    ABN AMRO Bank (Romania) S.A., Bukarest

    ABN AMRO Bank (Schweiz) A.G., Zurich

    ABN AMRO Corporate Finance Ltd., London

    ABN AMRO Corporate Finance (CEE) Ltd., Budapest

    ABN AMRO Corporate Finance (Ireland) Ltd., Dublin

    ABN AMRO Development Capital (UK) Ltd, London

    ABN AMRO Equities (Hungary) Rt., Budapest

    ABN AMRO Equities (Russia) ZAO, Moscow

    ABN AMRO Equities (Spain) S.A. Sociedad de Valores y Bolsa, Madrid

    ABN AMRO Equities (UK), London

    ABN AMRO France S.A., Paris (92%)

        ABN AMRO Fixed Income (France) S.A., Paris

        ABN AMRO Securities (France) S.A., Paris

        Banque de Neuflize, Schlumberger, Mallet S.A., Paris

        Banque Odier Bungener Courvoisier, Paris

    ABN AMRO Futures Ltd., London

    ABN AMRO International Financial Services Company, Dublin

    ABN AMRO Investment Management S.A., Luxembourg

    ABN AMRO Leasing (Hellas) S.A., Athens

    ABN AMRO (Magyar) Bank Rt., Budapest

    ABN AMRO Portfolio Management S.A. Brno

    ABN AMRO Securities (Greece) Ltd., Athens

    ABN AMRO Securities (Polska) S.A., Warsaw

    ABN AMRO Securities (Romania) S.A., Bukarest

    ABN AMRO Stockbrokers (Ireland) Ltd., Dublin

    ABN AMRO Trust Company (Denmark) A/S, Copenhagen

    ABN AMRO Trust Company (Jersey) Ltd., St.Helier

    ABN AMRO Trust Company (Luxembourg) S.A., Luxembourg

    ABN AMRO Trust Company (Suisse) S.A., Geneva

    ABN AMRO Yatyrym Menkul Degerter A.S., Istanbul

    Alfred Berg Holding A/B, Stockholm

    Antonveneta ABN AMRO Societa di Gestione del Risparmio SpA, Milan (50%)

    Banca di Roma, Rome (10%)

    CM Capital Markets Brokerage S.A., Madrid (45%)

    AFRICA

    ABN AMRO Bank (Maroc) S.A., Casablanca (99%)

    ABN AMRO Delta Asset Management (Egypt), Cairo (61%)

    ABN AMRO Delta Securities (Egypt), Cairo

    ABN AMRO Securities (South Africa) (Pty) Ltd., Johannesburg (76%)

    MIDDLE EAST

    Saudi Hollandi Bank, Riyadh (40%)

    REST OF ASIA

    ABN AMRO Asia Ltd., Hong Kong

    ABN AMRO Asia Corporate Finance Ltd., Hong Kong

    ABN AMRO Asia Futures Ltd., Hong Kong

    ABN AMRO Asia Merchant Bank (Singapore) Ltd., Singapore

    ABN AMRO Asia Securities Plc., Bangkok (40%)

    ABN AMRO Asset Management (Asia) Ltd., Hong Kong

    ABN AMRO Asset Management (Japan) Ltd., Tokyo

    ABN AMRO Asset Management (Singapore) Ltd., Singapore

    ABN AMRO Bank Berhad, Kuala Lumpur

    ABN AMRO Bank (Kazakstan) Ltd., Almaty (51%)

    ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (50%)

    ABN AMRO Savings Bank, Manilla

    ABN AMRO Securities (India) Private Ltd., Bombay (75%)

    ABN AMRO Securities (Far East) Ltd., Hong Kong

    ABN AMRO Securities (Japan) Ltd., Tokyo

    Bank of Asia, Bangkok (79%)

    PT ABN AMRO Finance Indonesia, Jakarta (85%)

    AUSTRALIA

    ABN AMRO Australia Ltd., Sydney

    ABN AMRO Capital Markets (Australia) Ltd., Sydney

    ABN AMRO Equities Australia Ltd., Sydney

    NEW ZEALAND

    ABN AMRO Equities NZ Ltd., Auckland

    NORTH AMERICA

    ABN AMRO Bank Canada, Toronto

    ABN AMRO Bank (Mexico) S.A., Mexico City

    ABN AMRO North America Inc., Chicago (holding company, voting right 100%, equity participation 73%)

        LaSalle Bank N.A., Chicago

        LaSalle National Corporation, Chicago

        Standard Federal Bancorporation, Troy

    ABN AMRO Inc., Chicago

    Alleghany Asset Management Inc., Atlanta / Chicago

    European American Bank Inc., New York (voting right 100%, equity participation 64%)

    LATIN AMERICA AND THE CARIBBEAN

    ABN AMRO Bank Asset Management (Curacao) N.V., Willemstad

    ABN AMRO Bank (Chile) S.A., Santiago de Chile

    ABN AMRO Bank (Colombia) S.A., Bogota

    ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile

    ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile

    ABN AMRO Securities (Argentina) Sociedad de Bolsa S.A., Buenos Aires

    ABN AMRO Securities (Brazil) Corretora de Valores Mobiliarios S.A., Sao
Paulo

    ABN AMRO Trust Company (Curacao) N.V., Willemstad

    Banco Bandepe S.A., Recife

    Banco ABN AMRO Real S.A., Sao Paulo (voting right 94%, equity participation 95%)

    Real Paraguaya de Seguros S.A., Assucion

    Real Previdencia e Segures S.A., Sao Paulo

    Real Segures S.A., Bogota

    Real Uruguaya de Segures S.A., Montovideo

    For the investments of ABN AMRO Lease Holding N.V. and ABN AMRO Bouwfonds N.V., the reader is referred to the separate annual reports published by these companies.

    The list of participating interests for which statements of liability have been issued has been filed at the Amsterdam Chamber of Commerce.

47 POST BALANCE SHEET EVENTS

    On 18 October 2000, ABN AMRO announced it has agreed to acquire Alleghany Asset Management the fund management subsidiary of US-based Alleghany Corporation for a purchase price of USD 825 million in cash. The transaction is closed on 1 Februari 2001. In addition to the purchase price ABN AMRO has provided retention payments and other compensation to key employees. An amount of USD 725 million in goodwill has been charged to shareholders' equity. Alleghany Asset Management will be integrated into Private Clients & Asset Management, one of the three formed Strategic Business Units.

    On 22 November 2000 ABN AMRO signed a definitive agreement with National Australia Bank for the acquisition of Michigan-based Michigan National Corporation for USD 2.75 billion in cash. The transaction is expected to be closed at the beginning of the second quarter of 2001.

    Total assets of Michigan amounts to USD 12 billion. An estimated amount of USD 1.9 billion in goodwill will be charged to shareholders' equity. Upon completion of the acquisition, Michigan National Corporation and Standard Federal Bancorporation (ABN AMRO's Detroit-based banking subsidiary) will merge thus creating the second largest bank in Michigan.

    On 12 February 2001 ABN AMRO announced it has reached an agreement on the sale of European American Bank to Citibank. The agreed transaction price consists of a USD 1.6 billion equity stake, the assumption of USD 350 million in preferred shares and a post purchase price adjustment to reflect EAB earnings to the closing date. The proceeds of this transaction will be used to partly finance the acquisitions of Alleghany Asset Management and Michigan National Corporation. The remaining part of the funding will be financed by internal sources.

48 STIPULATIONS OF THE ARTICLES OF ASSOCIATION WITH RESPECT TO PROFIT
  APPROPRIATION

    Profit is appropriated in accordance with article 38 of the articles of association. The main stipulations with respect to classes and series of shares currently in issue are as follows:

    - The holder of the priority share will be paid a dividend of NLG 0.30, representing 6% of the face value (article 38.2.a.).

    - The holders of preference shares will receive a dividend of NLG 0.2775 per share, representing 5.55% of the face value. As of 1 January 2011, and every ten years thereafter, the dividend will be adjusted in line with the average redemption yield on the five longest-dated government loans, plus an increment of no less than 0.25 percentage point and no more than one percentage point (article 38.2.b.2.).

      The holders of convertible preference shares will receive a dividend of NLG 3.78 per share, representing 6% of the amount paid on each share. As of 1 January 2004, and every ten years thereafter, the dividend on shares not converted by 31 October 2003 will be adjusted in line with the redemption yield on government loans with an original or remaining term to maturity of nine to ten years, plus an increment or less a reduction of no more than one percentage point (article 38.2.b.4. and b.3.). No profit distributions will be made to holders of preference shares and convertible preference shares in excess of the maxima defined above
      (article 38.2.b.6.).

    - From the profit remaining after these distributions, such appropriations will be made to reserves as may be determined by the Managing Board with the approval of the Supervisory Board (article 38.2.c.).

    - The balance then remaining will be paid out as ordinary share dividend (article 38.2.d.).

    The Managing Board can make the ordinary share dividend payable, at the shareholder's option, either in cash or entirely or partly in the form of ordinary or preference shares (article 38.3.).

49 STIPULATIONS OF THE ARTICLES OF ASSOCIATION WITH RESPECT TO SHARES

    Each ordinary share of NLG 1.25 face value in the capital of ABN AMRO Holding N.V. entitles the holder to cast one vote. The other shares in the capital have a face value of NLG 5 and are entitled to four votes. Subject to certain exceptions provided for by law or in the articles of association, resolutions are passed by an absolute majority of the votes cast.

    The rights of the holder of the priority share include the right to determine the number of members of the Managing Board, which may not be fewer than five according to the articles of association, and the number of members of the Supervisory Board, which may not be fewer than ten. The prior approval of the holder of the priority share is also required for resolutions to amend the articles of association or to dissolve the company. The priority share is entitled to an annual distribution up to 6% of its face value. The priority share is held by Stichting Prioriteit ABN AMRO Holding, a foundation established in Amsterdam. The Executive Committee is made up of the members of the Supervisory and Managing Boards of ABN AMRO Holding N.V.

    Given the numbers of the Supervisory Board and the Managing Board, being 15 and 10 respectively, the two Boards in their capacity of Executive Committee of the Stichting Prioriteit ABN AMRO Holding are of opinion that the requirement referred to in article C.9 of Appendix X to the Listing and Issuing Rules of the Euronext N.V. has been satisfied. This means that Managing Board members do not control a majority of the votes to be cast at the Executive Committee's meetings.

    Subject to certain exceptions, upon the issuance of ordinary shares and convertible preference shares, holders of ordinary shares have pre-emptive rights in proportion to their holdings. Upon the issuance of convertible preference shares, subject to certain limitations, holders of convertible preference shares have pre-emptive rights in proportion to their holdings.

    In the event of the dissolution and liquidation of ABN AMRO Holding N.V., the assets remaining after payment of all debts are distributed first to the holder of the priority share, in an amount equal to the face value of the priority share, secondly to the holders of preference shares and convertible preference shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through the date of payment and then the face value of the preference shares or the amount paid in on the convertible preference shares respectively, and thirdly to the holders of ordinary shares on a pro rata basis.

50 PROPOSED PROFIT APPROPRIATION

    Appropriation of net profit pursuant to article 38.2 and 38.3 of the articles of association

                                                           2000       1999       1998
                                                         --------   --------   --------
                                                              (IN MILLIONS OF EUR)
Dividends on preference shares.........................      78         78         78
Dividends on convertible preference shares.............       1          2          3
Addition to reserves...................................   1,074      1,320        922
Dividends on ordinary shares...........................   1,345      1,170        825
                                                          -----      -----      -----
                                                          2,498      2,570      1,828
                                                          =====      =====      =====